5/19



03050577

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bombardier

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED MAY 20 2003 THOMSON FINANCIAL

FILE NO. 82- 3123 FISCAL YEAR 1-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 5/19/03

ANNUAL REPORT YEAR ENDED JANUARY 31, 2003


82-3123
ARIS
1-31-03
03 MAY 19 AM 7:21

Facing the Challenge


BOMBARDIER

BOMBARDIER

Experience the Extraordinary

Facing the Challenge

For the new Bombardier, facing the challenge means acting strategically, aggressively and rigorously to address shareholder concerns. Strong companies know when to get tough on themselves. By taking charge now, Bombardier will return to prosperity. How? With a rigorous action plan to create shareholder value, based on consolidation, value creation, financial initiatives, accountability and governance. Driven by innovation, Bombardier's leadership and its people are facing the challenges of the business with renewed determination.

Table of contents

All amounts mentioned in this report are in Canadian dollars, unless otherwise stated.

Un exemplaire en français vous sera expédié sur demande adressée au Service des affaires publiques
Bombardier Inc., 800, boul. René-Lévesque Ouest, Montréal (Québec) Canada H3B 1Y8
Ou consultez notre site Internet au www.bombardier.com



BOMBARDIER

BOMBARDIER

Experience the Extraordinary

FINANCIAL HIGHLIGHTS

(millions of Canadian dollars, except per share amounts)

FOR THE YEARS ENDED JANUARY 31	2003	2002 (restated)
Revenues	**$ 23,664.9**	$ 21,815.6
Income before special items and income taxes	**$ 519.6**	$ 1,143.6
Income tax expense (recovery)	**$ (176.0)**	$ 14.1
Net income (loss)	**$ (615.2)**	$ 36.0
Earnings (loss) per share–basic	**$ (0.47)**	$ 0.01
Dividend per common share		
Class A	**$0.180000**	$0.180000
Class B	**$0.181563**	$0.181563

AS AT JANUARY 31	2003	2002 (restated)
Total assets	**$ 29,009.4**	$ 27,242.7
Shareholders' equity	**$ 2,741.0**	$ 3,336.1
Additions to property, plant and equipment, net	**$ 683.1**	$ 1,184.0
Total backlog	**$ 44,447.0**	$ 44,087.2
Book value per common share	**$ 1.60**	$ 2.21
Number of common shares		
Class A	**342,020,138**	342,367,204
Class B	**1,035,666,780**	1,028,403,682

Market capitalization

(AS AT JANUARY 31, 2003)

$7,129.0 M

Stock market price range

(IN CANADIAN DOLLARS)	2003	2002
Class A		
High	**$ 15.67**	$ 24.60
Low	**$ 3.19**	$ 9.25
Close	**$ 5.34**	$ 14.72
Class B		
High	**$ 15.67**	$ 24.65
Low	**$ 3.13**	$ 9.19
Close	**$ 5.12**	$ 14.70

Facing the Challenge



In my last message to shareholders, I wrote about Bombardier hitting a "patch of turbulence." Well, that patch became a much longer, more turbulent journey than anticipated, extending throughout 2002 and into 2003.

During my 40-year career with Bombardier, I have learned that troubled times can often lead to solutions of long-term benefit. For example, last year's difficulties remind me of the hard blow dealt the snowmobile industry by the energy crisis of 1973-74. We had no other choice but to reinvent the company. At that time, we didn't have today's diversified portfolio of manufacturing activities to counteract the downturn. It took great effort and tenacity for Bombardier to emerge from the crisis. In fact, in the period from 1974 to 1986, we invested resources and took risks to redefine our orientation and ensure product diversification. We looked to our entrepreneurial values to move ahead.

Today, the tables are set to turn once again. Leading the way is our new President and Chief Executive Officer Paul M. Tellier, appointed by the Board of Directors in December 2002.

Paul Tellier is one of Canada's most respected business leaders. Our confidence in his qualifications, competence and vision comes from his outstanding track record as President and Chief Executive Officer of Canadian National Railway Company since 1992 and, previously, his years as Canada's top public servant, in the role of Clerk of the Privy Council and Secretary to the Cabinet of the Government of Canada, in addition to his five-year tenure on our Board.

Our shareholders expect decisive leadership and respectable returns. Still, we have little control over the current economy-driven slump in certain key markets. However, through tireless attention, we can focus on the areas we do control, such as costs and performance efficiencies. In his message, Paul Tellier has more to say about the actions he and his team are taking to restore and maintain profitability in a period of uncertain growth.

Moreover, to strengthen the Corporation's balance sheet, he presented an action plan to the Board in April 2003. The plan included the divestiture of Bombardier Recreational Products, the segment in which our activities began and developed. You will appreciate the difficulty facing the Board and the founder's family as they agreed to this decision.

Upon completion of the transaction, the Corporation will concentrate its leadership in two large industrial sectors: aerospace and rail transportation, each consisting of a wide variety of products and markets. In the aerospace segment, our offering includes a complete family of regional jets and a total

range of business jets, from the Bombardier Learjet 40 to the Bombardier Global Express. In rail transportation, we propose signalling and propulsion technologies, as well as a complete array of vehicles and expertise in response to the requirements of urban, intercity and high-speed markets.

My responsibility as Chairman of the Board of Directors has always been to represent all shareholders with integrity, fairness and consistency. I have rigorously undertaken these responsibilities with great pride. I am also sensitive to the issue of investor confidence in corporate governance. Our Board and its committees have very high-calibre independent members providing objective direction. In line with new guidelines being proposed by stock exchanges requiring unrelated committee members, it has been agreed that as of the June 2003 annual general meeting, committees will conform accordingly. In my capacity as Executive Chairman of the Board, I have asked that a lead director be elected, who will also chair the Corporate Governance and Nominating Committee, to be formed in June. I am convinced that in the past we have scrupulously respected the rights of all shareholders, and I assure you we will continue to do so in the future.

Long-term shareholders have prospered from Bombardier's past accomplishments. The family heirs and I have a considerable stake in Bombardier's future and are firmly committed to the continuing success of this great enterprise. Just as Joseph-Armand Bombardier inspired his heirs, we want our descendants to show the same determination to not back down, to show leadership and emerge prosperously.

We can count on competent, loyal and dedicated employees to help us meet our objectives. My thanks to them for their strength of character under pressure over the past year. My thanks too, to my fellow Board members for their calm counsel and constant support, in particular Pierre Legrand, Q.C., who, this year, reaches the mandatory retirement age.

My thanks also go to Robert E. Brown, who left the Corporation in December 2002. We are grateful for his contribution to the expansion of Bombardier over the years.

Even in these difficult times, Bombardier will continue to prosper because, first, the action plan is in place to reinforce the foundations and, second, we are focusing on an essential need: people transportation. This combination is in demand in a world turning increasingly to organizations serving the public interest.

On behalf of the Board of Directors,

Laurent Beaudoin, FCA
Executive Chairman of the Board

Montréal, Canada – April 10, 2003



Taking Charge

My first annual report message to all Bombardier stakeholders is that management and employees are doing everything required to take charge of Bombardier's turnaround. Planning is complete; execution is underway.

I assumed my duties as President and Chief Executive Officer on January 13, 2003. To call fiscal 2002-03 a "tough year" would be considered an understatement, particularly from our shareholders' viewpoint. Tough year or not, we have a responsibility to demonstrate to you that your investment in this company is sound. Let me reassure you that this is an organization with the right ingredients to return to profitability and earn your continued confidence.

In objective terms, no matter what the reasons, results for the year did not meet announced expectations and therefore were unacceptable and very disappointing. Revenues in 2002-03 were $23.7 billion; the net loss amounted to $615.2 million, or $0.47 per share.

ACTION PLAN

The orientation of Bombardier is changing in response to our situation. Focus on shareholder value is the order of the day. We are emphasizing profit growth characterized by consolidation and value creation. This means concentrating on the areas of our business which offer the greatest potential for returns. The objective is to strengthen Bombardier's balance sheet and increase our working capital.

Therefore, we are recapitalizing the Corporation by making a share equity offering and divesting assets. We are thus very pleased with the reception of investors of the April 2003 public offering of 370 million Class B Subordinate Voting Shares at a price of $3.25 per share. Further working capital will become available from asset divestments, including Bombardier Recreational Products, Defence Services and Belfast City Airport. These divestments, combined with the equity offering, are expected to generate cash in excess of $2.5 billion.

Also in April 2003, the Board approved a dividend reduction – the annual dividend per Class A and Class B share for fiscal year 2004, if approved by the Board each quarter, will be approximately one half of the dividend paid in fiscal year 2003.

Tough times mean difficult decisions. Our controlling shareholder took a difficult and emotional decision to divest the recreational products business, showing commitment to doing what is required to go forward and rebalance the equity base of Bombardier. This is the most liquid asset in Bombardier's portfolio – divesting it is key to Bombardier's future success. The value and excellence of its management, employees, performance and products means Bombardier Recreational Products will have a bright future.

GOING FORWARD

The new Bombardier will consist primarily of two almost equal-sized businesses – Bombardier Aerospace and Bombardier Transportation – with operational and financial complementarities, different product cyclicality and a strong backlog. Together, they offer many synergies in manufacturing, procurement, engineering and design and project management, as well as sales and administration. Among their attributes, Bombardier Aerospace has a good market position and its major investments are completed, while Bombardier Transportation is a core revenue generator and is "recession resistant."

As we go forward, Bombardier International will continue to open doors for the profitable expansion of Bombardier Aerospace and Bombardier Transportation in key non-traditional markets, such as Asia, Eastern Europe and Latin America.

At Bombardier Capital, we have addressed the market's concerns head on, and have put a strong professional team in place. We are managing this business in a very disciplined fashion. The announced divestitures will refocus Bombardier Capital's business plan. Origination activities will now be concentrated on inventory financing and interim financing for Bombardier Aerospace regional aircraft, with limitations on the maximum amount and number of aircraft. Bombardier Capital will cease origination of railcar leasing activities. It will continue to greatly reduce its assets under management through the ongoing wind-down and sale of all its other portfolios, which will lower our funding requirements in Bombardier Capital.

My business plan for pushing profits up begins with pushing responsibility down. Management will be accountable for delivering on the plan it sets. We will bring the same intellectual rigour and sophistication to the operational and financial management of Bombardier today as we did to the pursuit of growth opportunities in the past. Our accountability is for what we say and what we do. Such is the discipline I intend to encourage throughout the organization.

We will also be clearer and more transparent in the way we report results. In this spirit, we are changing our accounting practices and policies in the aerospace business segment to reflect more conservative reporting and enhance investor understanding of financials. I commit myself to telling it like it is.

I intend to build a disciplined management team, acting swiftly and strategically to re-energize this company. Together, we will take Bombardier to the next level of performance.

Paul M. Tellier
President and Chief Executive Officer

Montréal, Canada – April 10, 2003

ACTION PLAN FOR TAKING CHARGE

"We are in the business of transporting people. To succeed, we must earn the continued confidence of our stakeholders by showing sustained profitability, leadership and accountability in our performance, products and markets. We have a lot of work ahead, and we have a plan to keep us on track and in the air. The soul of Bombardier is our proven ability and determination to take charge in difficult times. The execution of our plan is underway."

PAUL M. TELLIER

PRESIDENT AND CHIEF EXECUTIVE OFFICER

ACTION PLAN

Objective: *increase transparency*

Action: *a change from program accounting to average cost accounting in aerospace, resulting in:*

- *enhanced investor understanding of financials*
- *timely reflection of market performance on results*

Objective: *strengthen Bombardier's balance sheet and increase working capital*

Action: *recapitalization program*

- *equity offering of 370 million shares at $3.25 per share to generate $1.2 billion*
- *asset divestitures including Bombardier Recreational Products, Defence Services and Belfast City Airport expected to generate in excess of $1.5 billion*
- *dividend reduction*

Objective: *refocus Bombardier Capital*

Action: *concentrating on*

- *inventory financing*
- *commercial aircraft interim financing with limitations on maximum amount and number of aircraft*
- *cease origination of railcar leasing activities*
- *continue wind-down of all other portfolios*

Objective: *review corporate governance*

Action: *major review of Board structure, responsibilities and committees*

- *creation of new committees*
- *changes to existing committees*
- *elimination of executive committee*
- *all committees comprised exclusively of unrelated directors*

THE NEW BOMBARDIER

Focus on aerospace and transportation: essentially two equal-sized businesses

- *concentration of resources*
- *enhanced management focus*
- *operational and financial complementarities*
- *different product cyclicality*
- *opportunities for synergies in:*
  - *procurement*
  - *engineering and design*
  - *project management*
  - *sales and administration*
- *solid backlog in each business*

AEROSPACE

- *good market position*
- *regional jet is the cornerstone for airline industry restructuring worldwide*
- *optimal range of business jet platforms*
- *major investments completed*
- *well positioned for eventual market recovery*

TRANSPORTATION

- *core revenue generator*
- *good balance with aerospace*
- *"recession resistant"*
- *complete line of products*
- *market leadership*

GOING FORWARD

New corporate culture defined by:

- *rigour: the operating principle*
- *consolidation vs. expansion*
- *value creation*
- *strengthened team*
- *increased complementarities*
- *taking down the silos*
- *greater accountability*
  - *increased productivity*
  - *workforce reduction*
  - *product reliability*
  - *on-time delivery*
- *spotlight on Six Sigma*
  - *goals, data and analyses*
  - *defect elimination*
- *increased clarity and transparency in financial reporting*
- *conservative view of assets and contingency requirements*
- *ensuring capital adequacy*

FUNDAMENTALS OF THE CORPORATION

- *good people*
- *complete line of products*
- *loyal customers*
- *advanced technology*
- *real assets*
- *strong backlog*



We view the world around us in a distinct way

Further, faster! The only business jet engineered specifically to provide precious time savings in the most comfortable and productive cabin environment, the Bombardier Global Express aircraft flies further and faster than any other business aircraft. A clean-sheet design, the Bombardier Learjet 45 aircraft is the only model under 15,874 kg (35,000 lb.) to offer the latest systems software and architecture, minimizing pilot and maintenance workload. The Bombardier Challenger 300 model is a new-generation aircraft designed to offer full transcontinental range, a true eight-passenger cabin and operating costs equivalent to or better than current midsize business jets, all at a highly competitive price. Bombardier has made a business of creating aircraft to meet precise niche market demands.

PHOTO: BOMBARDIER GLOBAL EXPRESS

A train that tilts! *Bombardier-built Super Voyager trains operate on Virgin's CrossCountry routes, helping to cut journey times and to bring the quality and sophistication of tilting trains to the U.K.'s travelling public for the very first time. Their state-of-the art system enables the trains to take corners safely at higher speeds than conventional trains, thereby ensuring that passenger comfort is not compromised. Non-tilting Voyager units, which received safety certification in a record 51 weeks after entry into revenue service, are also bringing new levels of comfort and safety to passengers along the same routes.*





REVolutionary! — The Ski-Doo Advanced Concepts team had total freedom to develop the best-handling trail snowmobile. The team thought it could revolutionize snowmobiling by placing the driver in a more effective ergonomic position, 31 cm (12 in.) further forward than the position on conventional snowmobiles. This makes the sled easier to manoeuvre by centralizing mass, and better isolates the driver from bumps by moving the body towards the sled's pivot point. From this ideal ergonomic position, the team began to build the sled around the driver — an industry first. The REV-X platform innovates with a radical driving position, new structure, redesigned suspension and lighter weight. The result is control beyond compare. In 2004, Bombardier will manufacture all liquid-cooled MX-Z, Summit and new GSX sleds on the new REV-X chassis.

Where there are challenges, we find opportunities

Worldwide! *In August 2000, Guangzhou Metro Corporation in the People's Republic of China ordered 156 Movia metro cars for Guangzhou's Line 2 from Changchun Bombardier Railway Vehicles Co. Ltd., a joint venture between Bombardier Transportation and Changchun Car Company. The modular concept of the Movia cars makes it possible to produce them anywhere in the world. The first six-car unit was produced at the Bombardier plant in Hennigsdorf, Germany, and was delivered in December 2002. A second unit is being manufactured in Hennigsdorf, and the remaining 24 are being produced in Changchun, People's Republic of China.*



Breakthrough! *With the launch of Evinrude E-TEC technology, a new era in the outboard engine industry begins. Innovative and distinct features set it apart. The system is environmentally responsible due to the stratified fuel combustion chamber, which controls fuel droplet size and creates 80% less carbon monoxide than an idling four-stroke engine. Evinrude E-TEC engines use about 50% less oil than previous direct injection systems, and 75% less than traditional two-strokes. The signature tone comes from moulded foam inner liners, an air silencer, an improved piston guidance, and an idle air bypass on the intake side, resulting in quieter idling and trolling speeds. Durability, quality, reliability and breakthrough styling complete the package.*


Where there are limits,
we envision solutions



Game-changer! *Bombardier ingenuity and inspiration have succeeded in bringing high-speed rail to North America by placing a turbine into the heart of a locomotive. This latest innovation, the Bombardier JetTrain locomotive, powered by a 5000-hp Pratt & Whitney turbine engine, is the first high-speed rail solution designed specifically for the North American market. Capable of top speeds of 240 km/h (150 m.p.h.), the JetTrain powerhead is the only non-electric locomotive to meet the stringent U.S. Federal Railroad Administration Tier II safety standards. Built to co-exist with freight traffic, the JetTrain locomotive can be introduced immediately on existing North American railways without the need for an expensive electrification system. The very first JetTrain powerhead was introduced on October 15, 2002 at Washington, D.C.'s Union Station.*



From ideas to actions

First to market! *Bombardier Aerospace is the world leader in regional aircraft, the result of innovation in product technology and market development programs. The original 50-passenger Bombardier CRJ200, the 70-seat Bombardier CRJ700 and the 86-seat Bombardier CRJ900 aircraft as well as the 68- to 78-seat Bombardier Q400 advanced turboprop were all first to market, years ahead of the competition. Innovative systems, such as the Head-up Guidance system, which permits flight operation in extremely low-visibility conditions, and the Noise & Vibration Suppression system, which provides turboprop passengers with a jet-quiet cabin, add further value to Bombardier regional aircraft. Through customer service innovation, customers receive efficient and economical fleet maintenance from Bombardier's facilities and depots around the world.*

PHOTO: BOMBARDIER CRJ200



ALL-terrain innovation! *Twice named "ATV of the Year" by major ATV publications, the Bombardier Outlander 400 H.O. 4X4 all-terrain vehicle (ATV) has introduced the highly-innovative TTI* (Trailing Torsional Independent) rear suspension. This provides superior ride comfort over a broad range of terrains and conditions. This system significantly improves rider comfort by repositioning the two independent pivot points so that the rear wheels travel in a predictable straight "up-and-down" line when encountering bumps. Outlander ATVs also include Bombardier's revolutionary Surrounding Spar Technology (SST) frame, a one-piece perimeter steel frame that provides greater strength, structural integrity and a superior power-to-weight ratio. The SST delivers a narrower bottom profile "runner," whose slide and glide action allows Outlander ATVs to virtually "ski" across obstacles.*

We transform the ordinary into the extraordinary



Environmental awareness! *The 2002 Sea-Doo GTX 4-TEC watercraft is the first of a family of more environmentally-friendly four-stroke powered watercraft. The 1494-cc Rotax 4-TEC marine engine is the cleanest Sea-Doo watercraft engine of all time, and environmentalists have praised it for its low emissions. The revolutionary D-Sea-Bel sound reduction system makes the GTX 4-TEC the quietest Sea-Doo watercraft ever, according to* Watercraft World *magazine. In addition to these attributes, the O.P.A.S. (Off-Power Assisted Steering) system and Sea-Doo Learning Key have been recognized by the National Transportation Safety Board in the U.S. and give operators greater peace of mind. The GTX 4-TEC ushered in a new era in watercraft and, almost overnight, became the best-selling four-stroke watercraft ever to hit the market. It was named the 2002 Watercraft of the Year by* Watercraft World *magazine, and was the winner of the 2002 National Marine Manufacturers Association Innovation Award.*


BOMBARDIER
SEA·DOO
SEA·DOO

BOMBARDIER AEROSPACE

More routes are opening up to regional airlines, especially in the U.S., while the major carriers face unprecedented reduced demand. In this context, the regional jet will be at the centre of airline industry restructuring and with its now complete family of Bombardier CRJ aircraft, Bombardier will no doubt play a key role. In a difficult market for business aircraft, Bombardier continues to invest in new aircraft development to meet its customers' needs, while streamlining the organization and adjusting production to market conditions.

RESPONDING TO A CHANGING ENVIRONMENT

The air transportation industry in North America and, to a lesser extent, in Europe, is going through a massive adjustment to align capacity with reduced market demand. While major airlines are parking larger aircraft in the desert, U.S. regional carriers are increasing both traffic and capacity, experiencing higher-than-ever load factors and enjoying comparatively positive operating margins.

In this context, Bombardier delivered 220 regional aircraft at fiscal year end, compared to 206 the previous year. Bombardier* CRJ* aircraft customers included Delta Connection carriers, the largest CRJ fleet operator with 273 aircraft in operation on 1,750 daily flights between 158 airports; American Eagle, the largest regional airline in the world; Malev (Express) Hungarian Airlines, the first Eastern and 14th European airline to order the CRJ aircraft series; and an Iberia franchisee, Air Nostrum, recipient of the 700th Bombardier* CRJ200*.

REGIONALS REIGN

As of January 2003, regional jets were flying on 278 more routes in the U.S. and Europe than a year earlier – a constant upward trend since 2001. The airlines' need to lower costs will drive still more routes to the regional carriers, and significant "right-sizing" opportunities remain in the 70- to 90-seat market. Furthermore, cost-efficient regional aircraft will see increasing favour as feeders to mainline hubs and for point-to-point service between smaller markets.

Based on its track record, the complete family of Bombardier CRJ aircraft is up to the challenge facing the air transportation industry (the first new 86-passenger Bombardier* CRJ900* aircraft was delivered to Mesa Air Group in January 2003). As at January 31, 2003, CRJ aircraft had flown 157 million passengers on 5.2 million flights since the first 50-passenger CRJ entered service in November 1992. As of January 31, 2003, total firm-ordered aircraft, including aircraft delivered to 37 airline customers and leasing companies in 20 countries, had reached 1,212. Conditional orders and options nearly double that number to 2,375, making the Bombardier CRJ aircraft the most successful regional airliner in the world.

The Bombardier* Q* Series (Q for quiet) turboprop aircraft are just as reliable as jets but even more cost efficient for shorter distances and smaller loads. The dispatch reliability rate of the newest member of the turboprop family, the 70-seat Bombardier* Q400* aircraft, which is almost as fast as a jet, exceeds 99.5% among the top operators. Since the first delivery in February 2000, a total of 71 Q400 aircraft have been delivered to airlines, among which are Horizon Air in North America, and SAS Commuter, Tyrolean and Widerøe in Europe.

BOMBARDIER CRJ700


CRJ700

FAMILY COST SAVINGS

As carriers continue to redefine their industry in the years to come, Bombardier's family product approach to regional aircraft development will allow it to respond with reliable, cost-effective derivatives. A derivative of the 70-passenger Bombardier* CRJ700*, the Bombardier CRJ900, for example, is not as heavy as its major competitors, and this reduces airport landing fees and other operational costs.

The economic benefit to an airline having a fleet of common aircraft with various seating capacities can be significant, allowing operators to reduce spare parts inventory, ground support equipment and crew expenses because the same pool of pilots can fly all models. The range of seating options also allows airlines to match aircraft capacity to passenger demand.

200th BOMBARDIER LEARJET 45

In late January 2002, astronaut Gene Cernan, commander of Apollo 17, the last NASA mission to the moon, received his licence to fly the Bombardier* Learjet* 45 super-light business aircraft. A long-time pilot and Learjet 35 aficionado, Capt. Cernan described the Learjet 45 aircraft as one of the finest aircraft he's ever flown. The 200th Learjet 45 aircraft was delivered in 2002-03, less than four years after the aircraft first entered service.

An enhanced version of the Learjet 45 aircraft, the Bombardier Learjet 45 XR model was unveiled in July at the Farnborough Air Show. This latest product on the roster offers higher take-off weight, faster climbs, increased speeds at given altitudes and more cabin legroom. Current Learjet 45 aircraft operators will be able to upgrade to XR performance levels through service bulletins available from Bombardier, another advantage of the derivative approach to product development.

Also unveiled at Farnborough was the new Bombardier Learjet 40 light business jet. Based on the proven Learjet 45 model design platform, the new derivative is less costly to buy and operate, and offers the best-value range and speed combination in its class.

COMPETITIVE BOMBARDIER GLOBAL 5000

The high-speed Bombardier Global 5000* intercontinental business jet, launched in February 2002, leverages the proven Bombardier* Global Express* platform to meet emerging needs in the super-large business jet market. The Bombardier Global 5000 aircraft has the widest and most spacious cabin in its class and can fly non-stop from continental Europe to coastal North America at Mach 0.85 with eight passengers and three crew.

Its parent, the ultra long-range Global Express model, has outpaced all competitive aircraft in virtually every performance category, with the dispatch reliability rate reaching 99.18%. The 100th aircraft was delivered in October 2002.

Both the super-large Bombardier Global 5000 and the super-midsize Bombardier* Challenger* 300 aircraft, previously known as the Bombardier* Continental*, will shape the next wave of business aircraft growth by covering attractive market segments with the most competitive models. Having made its official debut in September as the Challenger 300 business jet, this aircraft embodies the reliability and durability attributes that have become synonymous with Bombardier Challenger aircraft over the past two decades.

A CHALLENGING ENVIRONMENT

In a tough market, Bombardier delivered 77 new business aircraft in 2002-03, down from 162 in the previous year. This drop reflects the declining world market for new business aircraft due to the economic slowdown since mid-2001, given that business aircraft sales are directly linked to corporate profits and the health of the economy.

Despite the continuing weakness of the U.S. and European economies, it is expected that aircraft deliveries for fiscal 2004 will be at a similar level to those of fiscal year 2003.

"We have taken difficult but necessary decisions to conserve our future potential for profitability and investment," says Pierre Beaudoin, President and Chief Operating Officer, Bombardier Aerospace. "We've had to face up to the market environment and despite everything, we have decisively improved our productivity. By being prudent and conservative now, we will be ready for a return to business growth. We'll be first to market with superior new business jet derivatives. At Bombardier, innovation is not cyclical. Our several platforms for developing new regional and business aircraft keep the product lines fresh and, as a market leader, we can set the pace, introducing new aircraft derivatives even during economic downturns."

* Trademark(s) of Bombardier Inc. or its subsidiaries.

BOMBARDIER TRANSPORTATION

Railway operators are increasingly looking for reliability, speed, passenger comfort and cost effectiveness. Bombardier's innovative products and services are raising the standards of rail transportation worldwide. A renaissance in rail travel around the world has been set in motion.

RAISING THE STANDARDS

Rail passengers in the United Kingdom have been enjoying significantly improved service since 130 new Bombardier* Electrostar* intercity trains went into service. Technical on-time performance was 99.7%, and the trains defined new standards of reliability, earning high marks with operators and passengers in the U.K. The Electrostar vehicles are fully air-conditioned and feature closed-circuit TV security and washrooms accessible to the disabled. To date, more than 1,600 Electrostar cars have been ordered by British operators c2c, Connex and GoVia.

The Bucharest metro is taking delivery of gleaming stainless steel car bodies manufactured by Bombardier in Sweden and shipped in "flat-pack" form for assembly in Romania. This innovative, complete knock-down approach shortens delivery times and lowers costs.

FAMILY STRENGTH

Along with value-driven innovations, a portfolio of successful, high-quality product families is a Bombardier strength. Product derivatives leverage market success through the expansion of lines of innovative vehicles based on proven technologies. Demonstrated reliability and lower development costs are real benefits for operators.

New family-based Bombardier products include the very successful North American BiLevel* car; the Meridian** model, an advanced derivative of the Voyager** intercity train in the U.K.; a new generation of Deutsche Bahn's existing double-deck cars; an expanded family of diesel and electric locomotives based on the popular BR 185; a multi-customer, multi-country adaptation of the Bombardier* Movia* metro; and an advanced Bombardier Innovia* people mover derived from the Bombardier* CX-100* model.

BETTER, FASTER AND SOONER

Intercity trains must travel at higher speeds to offer an attractive alternative to other means of transportation. In North America, more than a dozen high-speed corridors are in various stages of development. Due to cost and time constraints, not all will be electrified in the near future.

An immediate, reliable solution for faster intercity travel is the Bombardier* JetTrain* high-speed locomotive, which was unveiled in October at Washington, D.C.'s Union Station. Using innovative turbine-generator technology, the JetTrain concept provides the speed and acceleration of electric trains without the cost of constructing an electrified network. The JetTrain locomotive is capable of speeds greater than 240 km/h (150 m.p.h.) and accelerates twice as fast as conventional diesel trains. It is also quieter and substantially reduces greenhouse gas emissions.

BI-MODAL INNOVATION

In 2001, the Société Nationale des Chemins de fer Français awarded Bombardier a $2.3-billion contract for up to 500 regional trains. The choice was based, among other reasons, on certain regional authorities' needs to reduce the emissions and noise of stationary trains.

Bombardier's innovative, versatile solution was an all-new train known as the Autorail Grande Capacité (AGC). The AGC can be powered by either a diesel engine, electricity or a combination of both. As the train approaches the station, the conductor switches to electrification and shuts down the diesel engines. Apart from its emission and noise reduction features, the AGC has wide carbodies and continuous low floors for superior passenger comfort, 160- to 220-seat capacity, and can travel at a top speed of 160 km/h (100 m.p.h.). Bombardier has redefined the standard in regional rail transportation.

ANOTHER GAME-CHANGER

In October, His Majesty Juan Carlos I, King of Spain, took a ride on another intercity rail game-changer, the AVE** S 102 model. Having established a Spanish speed record of 359 km/h (223 m.p.h.) on the Madrid-Velida run, the AVE S 102 is one of the fastest powerheads in the world and incorporates all the latest advances in aerodynamic design, propulsion, braking and bogie systems. This new locomotive is the product of a successful collaboration with the Spanish manufacturer, Talgo.

In April 2003, financial closure was completed on the multi-billion-dollar contract for the renewal and modernization of two-thirds of the London Underground system, awarded to the Metronet Consortium. Bombardier's share of the contract is valued at $8.6 billion[1] (£3.4 billion) over 15 years. As a shareholder in Metronet and a turnkey system supplier for the project, Bombardier has contracts for rolling stock, signalling, maintenance, project management and systems integration.

DOUBLE-DECK COACH



In August, the new Millennium line of the Vancouver SkyTrain** system entered service. At 49 kilometres (30 miles), it is the longest fully-automated system in the world. In the process of completion is a fully-automated monorail for Las Vegas, which will carry approximately 19 million passengers per year from casino to casino along the spectacular resort corridor.

Bombardier is a strong industry player in turnkey projects in North America, Europe and Asia, as well as in mass transit, customized people movers and light rail projects.

SIGNALLING WITHOUT SIGNALS

Passengers travelling on the 35-kilometre rail line between Olten and Lucerne, Switzerland, noticed something really different last summer; gone were the familiar red and green wayside signal lights, replaced by a radio system pioneered by Bombardier. The system, based on the European Rail Traffic Management System (ERTMS), makes signal lights obsolete. Instead, a monitor gives drivers their instructions by radio link. The system also checks train speeds and, if necessary, intervenes automatically.

ERTMS will be the new European signalling standard that replaces all national systems. Today, trains crossing several countries require a time-consuming and costly change of locomotives and drivers at borders. ERTMS will remove the barriers to seamless rail transport throughout Europe.

In other developments, interoperability, driven by the European Union, could reduce rail operating costs and investments in new equipment by 30% to 40%. Bombardier is already busy bringing European countries closer together by developing the next generation of rolling stock for a trans-European network. Design is underway for a new family of "multi-system" locomotives that operate on almost all existing railways at speeds of up to 200 km/h (124 m.p.h.).

RAIL RENAISSANCE

Bombardier is inspiring a renaissance of rail travel around the world. For example, the Corporation is a major player in North America and elsewhere, where large cities are investing huge sums in urban transit to solve gridlock and greenhouse gas emission problems. Regional and national authorities are committing to developing high-speed corridors in order to decongest highways and airports, and Bombardier is a participant in these projects.

GETTING IT RIGHT

Bombardier is the global leader in the rail equipment manufacturing and servicing industry. In calendar year 2002, the company captured a 21% share of new orders in a worldwide market valued at $55 billion. The global market is expected to grow at approximately 8% per year over the next few years.

"Bombardier Transportation has the skills, products and services to continue leading the industry. We are also fortunate to operate in an economic sector which is recession resistant," says Pierre Lortie, President and Chief Operating Officer, Bombardier Transportation. "For instance, following a strong new order intake last year, we have increased the backlog at year end to a record $25.7 billion. So, while growth is important, we are carefully evaluating internal efficiencies and are putting programs in place to improve our profit margin. Market leadership implies always understanding our customers' needs and economics, and getting it right from design to service introduction and ongoing support."

(1) Based on the exchange rate as at January 31, 2003.
* Trademark(s) of Bombardier Inc. or its subsidiairies.
** Meridian is a trademark of Midland Mainline.
** Voyager is a trademark of Virgin Group.
** AVE is a trademark of RENFE.
** SkyTrain is a trademark of BC Transit Corp.

BOMBARDIER RECREATIONAL PRODUCTS

Bombardier is the world leader in the watercraft and snowmobile industries and a fast-growing entrant in the all-terrain vehicle sector. It has re-invented the recreational and utility vehicle market with environmentally-advanced technologies, exciting new products and cost-efficient, quality-driven manufacturing techniques. Redesigned and re-engineered Johnson and Evinrude outboard engines also attest to Bombardier's technological leadership.

EXTRAORDINARY ADVENTURES

In July, Count Alvaro de Marichalar made history when he arrived in Miami after crossing the stormy Atlantic on a Sea-Doo* XP watercraft. Over the course of this epic voyage, he travelled more than 8,000 nautical miles in 54 days. In the meantime, over a million current watercraft owners in North America and many more elsewhere were enjoying their vehicles on other bodies of water around the world. In 2002-03, Bombardier was again clearly the global leader, increasing its market share to 47%.

In his latest on-screen adventure, *Die Another Day*, released in November, secret agent James Bond rode a cutting-edge Ski-Doo* MX-Z* REV* snowmobile over the icy landscape of Iceland, chasing a new generation of villains. Elsewhere, some 2.5 million current snowmobile owners in North America alone were enjoying winter snow. Bombardier has confirmed its global leadership with the introduction of the new REV platform, featuring ground-breaking ergonomics, engineering and styling. In the 2002-03 season, Bombardier regained the industry leadership position as the number-one snowmobile manufacturer with more than one-third of world sales.

In December, 16 rare whooping cranes reached their winter refuge in Florida after a 1,800-kilometre (1,200-mile) journey from Indiana, led by an ultralight plane powered by a lightweight Rotax* engine, manufactured by Bombardier. Such flights, now common, were inspired by the ultralight-led orphan geese migration from Ontario to Virginia depicted in the 1996 movie, *Fly Away Home*. Besides ultralights, karts and scooters, Rotax engines power Bombardier snowmobiles, watercraft and all-terrain vehicles (ATVs).

INNOVATION AT WORK AND AT PLAY

It's not all fun on the sea, in the snow or in the sky for Bombardier recreational vehicles. As was the case for the missionaries, doctors, prospectors, surveyors and game wardens who were the first Ski-Doo snowmobile owners, today these vehicles still mean the difference between life and death for the Inuit people of the high Arctic. They are also used by the Norwegian army in routine operations and by Laplanders herding reindeer.

Animal care specialists at Florida's Sea World use Sea-Doo watercraft to rescue marine mammals in distress. Recreational and commercial fishermen all over the world rely on Johnson* and Evinrude* outboard engines. For its work in preserving the world's oceans, Jean-Michel Cousteau's Ocean Futures Society has relied on these famous engines since 1990 and, in February 2002, decided to equip its entire fleet of boats with the latest low-emission Evinrude models.

BOMBARDIER TRAXTER MAX



Due to the versatility, durability and innovative engineering of these Bombardier vehicles, at work or at play, the company has become the industry leader in snowmobiles and watercraft, a top manufacturer of clean and fuel-efficient engines and a fast-growing entrant in the ATV sector.

Bombardier's cost-efficient, quality-driven manufacturing techniques attracted the attention of *Fortune* magazine, which, in its September issue, wrote: "They're setting lofty standards in quality control, preventive maintenance, and automation." The article described Bombardier's remarkable, flawlessly-executed 78-day rebuild of the Johnson and Evinrude manufacturing operations at its new facility in Sturtevant, Wisconsin.

AWARD-WINNING WATERCRAFT

One of the most innovative and environmentally-advanced new products taking off in dealer showrooms last year was the 2002 Sea-Doo GTX** 4-TEC* watercraft. It was designated "Watercraft of the Year" by *Watercraft World* magazine, the "Editor's Choice" of *MotorBoating* and was the winner of the 2002 Innovation Award from the National Marine Manufacturers Association. The GTX 4-TEC watercraft received these awards because of its high-tech four-stroke engine, which dramatically reduces emissions; its revolutionary D-Sea-Bel* sound reduction system, which makes it the quietest watercraft ever produced; and new standard safety features, such as the O.P.A.S.* (Off-Powered Assisted Steering) system and the Sea-Doo Learning Key*.

ENVIRONMENTALLY-FRIENDLY ENGINES

Pursuing its commitment to environmental leadership by producing cleaner and quieter recreational products that are fun to ride, Bombardier offers two environmentally-friendly technologies – clean two-stroke and four-stroke engines.

In the snowmobile segment, Bombardier also successfully brought to market its new four-stroke engine Rotax V-1000* 4-TEC, which delivers 80% less hydrocarbon emissions and increases fuel economy by 30% compared to conventional two-stroke snowmobile engines.

In February 2003, Bombardier also launched its Evinrude E-TEC* technology, which gave birth to the first Bombardier-engineered and built marine outboard engine family. E-TEC is an entirely new engine system that takes the best of existing outboard technologies, and leverages Bombardier's world-leading engineering expertise to create a whole new generation of internal combustion engines.

E-TEC engines are much quieter and exceptionally fuel efficient. The complete line is designed to be California Air Resources Board (CARB) compliant. CARB imposes the toughest emissions standards in North America, and E-TEC engines will become the industry's first complete line of CARB 3-Star or "Ultra-Low Emission" rated outboard engines.

NEW-CONCEPT SNOWMOBILES AND ATVS

The new REV platform, which represents the most radical change in snowmobile architecture in more than 40 years, has re-invented the ergonomics of snowmobiling. Moving the rider significantly forward considerably improves comfort and, by centralizing masses, enhances overall handling and performance.

The new-concept ATVs launched by Bombardier in 2002-03 include the 500-cc Bombardier* Traxter* MAX, the first and only real two-seat vehicle on the market; and the intermediate Bombardier* Outlander* 400 H.O. 4x4 model, named "ATV of the Year" by *ATV Magazine* because "it offers consumers a level of comfort and performance never before available at this price."

Specially designed for greater stability and control, the twin-riding Traxter MAX model is built on an extended step-through Traxter frame, an award-winning innovation which allows easy access for the driver without affecting the passenger, whose seat is raised to allow unobstructed visibility.

Bombardier's high-quality, innovative approach to the utility segment prompted Deere & Company into a strategic alliance to develop new vehicles and technologies. The first step will be the production of John Deere-branded vehicles derived from Bombardier ATV platforms.

OUR COMMITMENT TO THE FUTURE

Bombardier Recreational Products is committed to full consumer satisfaction through an increased offering of high-quality products and services, including cleaner and even more environmentally-sound technologies. "Our technological leadership position, our recognized capacity to develop state-of-the-art utility and recreational vehicles, as well as our highly-diversified product base, promise a solid future for Bombardier Recreational Products," says Michel Baril, its President and Chief Operating Officer. "Our commitment ensures that we can all enjoy our motorized sports while respecting the environment."

On April 3, 2003, the Corporation announced its plan to sell the recreational products segment. Members of the Bombardier family have expressed an interest in participating as part of an eventual group of investors seeking to acquire this business. The Board of Directors has formed a committee of independent directors to supervise and monitor the divestiture process in the best interests of the Corporation and all its shareholders, to evaluate offers or other alternatives and to make recommendations to the Board.

* Trademark(s) of Bombardier Inc. or its subsidiaries.
** GTX is a trademark of Castrol Limited.

BOMBARDIER CAPITAL

A redefined Bombardier Capital offers inventory financing for retailers and interim financing for Bombardier regional aircraft. These businesses fit Bombardier Capital's specialized knowledge and proven track record, and are supported by a strong team of professionals.

FOCUSED FUNDING

Despite a difficult economic environment, Bombardier Capital ended the year with a stronger balance sheet and reduced risk profile. Solid performance in its core portfolios in 2002-03 and the controlled liquidation of discontinued portfolios were the primary drivers.

In September, the Corporation announced its decision to discontinue receivable factoring activities and financing of business aircraft and, in April 2003, it announced its decision to cease origination of its railcar leasing business.

Bombardier Capital will concentrate on core business segments that provide solid profitability and earnings growth potential, while meeting conservative credit quality standards. These core businesses are inventory financing on a secured basis for retailers purchasing floorplan products in the U.S. and Canada, and interim financing for Bombardier regional aircraft.

INVENTORY FINANCING

Bombardier Capital's extensive customer base of dealers and manufacturers places a high value on advanced technology, customer-centered sales focus and superior industry knowledge. In annual surveys, sales and operations staff outscore competitors for product expertise, flexible financing terms and frequent face-to-face contact.

The dealers that Bombardier Capital finances are primarily in marine products, manufactured housing and recreational vehicles, including Bombardier-manufactured products.

Inventory financing for Bombardier recreational products dealers enables the Corporation to capture a greater portion of the profit chain and provide its dealer base with superior customer service. The more-than-4,000 dealers who have just signed on to sell re-engineered Johnson and Evinrude outboards are good examples of this.

INTERIM FINANCING

Bombardier Capital will continue to provide interim financing for Bombardier regional aircraft sales until third-party financing is arranged. However, financing levels will be subject to maximum amounts and number of aircraft.

DISCONTINUED PORTFOLIOS

The portfolios to be wound down or sold represent approximately $5 billion of Bombardier Capital's assets under management out of a total of $9.7 billion before allowance for credit losses as at January 31, 2003. Proceeds from the sale or gradual wind-down will be used to reduce debt.

Liquidation of discontinued portfolios will be substantially completed within two to three years. These portfolios are well reserved for credit loss and use conservative loss assumptions.

BOMBARDIER CAPITAL'S POTENTIAL

"Debt reduction and consolidation will continue to be a priority in the near term," says Brian Peters, President and Chief Operating Officer, Bombardier Capital. "A solid performance from our core businesses, good expense control, improved credit metrics and balance sheet strength all contribute to creating a sound business platform for increasing profitability and shareholder value."

BOMBARDIER INTERNATIONAL

Bombardier International's mandate is to accelerate Bombardier's profitable expansion in key non-traditional markets such as Asia, Eastern Europe and Latin America.

EXPLORING THE POSSIBILITIES

In 2002-03, Bombardier International personnel visited most Asia-Pacific countries. They called on possible partners and potential customers for Bombardier's manufacturing groups. They discussed Bombardier's quality products and breakthrough transportation concepts.

At this exploratory stage, they prepared the terrain and planted the seeds for tomorrow's sales of Bombardier regional and business aircraft, rail transportation equipment and recreational vehicles. They also identified opportunities for investment, procurement and recruitment of first-rate global talent.

CHINA: TRAVELLING NEW ROADS

In China, the International team supported Bombardier Transportation's initiatives for becoming one of the partners of choice for the development of reliable rail services. Substantial rewards were reaped in 2002-03. In September, Bombardier was awarded a contract for the overhaul of 96 cars for the Shanghai metro line, its first major services contract in the world's largest new metro market. In December, a 60-car order for the Shanghai metro was received. Then in January, the Shanghai Railways Administration Bureau took delivery of the first 22 of 300 high-grade intercity cars built by the Bombardier Sifang Power (Qingdao) Transportation Ltd. joint venture.

China's aerospace market is just as promising. This vast country is expected to generate a demand for approximately 300 regional aircraft during the next decade, and Bombardier is already the leading supplier with 27 aircraft in operation. In September, Shandong Airlines agreed to purchase two 70-seat Bombardier CRJ700 aircraft, becoming the first operator of this larger capacity aircraft in China and in the Asia-Pacific region. Shandong Airlines and Bombardier also jointly own and operate Asia's first regional jet training facility, which opened in April 2002 in Qingdao.

FLEXJET, A WINNING CONCEPT

Business aircraft ownership is in its infancy in China but Bombardier is raising the interest of potential buyers through its Bombardier* Flexjet* Asia-Pacific charter network, officially launched in February 2002 at the Asian Aerospace exhibition.

TAPPING INTO NEW OPPORTUNITIES

Russia is another market offering potential. Conditions are ripe for the renewal of its transportation infrastructure. It is expected that more than 25,000 railway cars and locomotives may be bought or refurbished over the next 10 years. As the country continues to experience steady economic growth, conditions are good for the renewal of its massive civilian fleet of aircraft, which averages more than 25 years of age.

In India, Bombardier broke into a promising market, having assisted Air Sahara of India source a number of used Bombardier CRJ aircraft. These will be the first regional jets in operation on the Indian subcontinent.

BUILDING A GLOBAL FOOTPRINT

Bombardier is developing a global network of the very best suppliers and partners, as well as in-house facilities and services. AIDC of Taiwan and Mitsubishi of Japan are key aerospace partners. Bombardier Transportation produces software in Thailand and signalling systems in Russia, while Bombardier Recreational Products produces Johnson and Evinrude outboard engines in southern China. In the years ahead, non-traditional markets will become an integral part of Bombardier's global manufacturing and service operations footprint.

"Bombardier International's mandate is to pursue a shared global strategy for non-traditional markets," says Robert Greenhill, President and Chief Operating Officer, Bombardier International. "We're there to help the manufacturing groups identify profitable business opportunities, assist in joint-venture negotiations and maintain a network of high-level private and public sector relationships. Such activities take time to pay off, but Bombardier is already reaping the rewards of this sustained commitment."

SOCIAL RESPONSIBILITY

Bombardier invests significantly in the communities where it operates, always with a view to improving quality of life. This simply attests to its pursuit of excellence as a corporate citizen. The Corporation also supports its employees who give their time and money to share this objective of making the world a better place. In addition, Bombardier is committed to the ongoing improvement of its industrial practices to ensure safe and healthy work environments for its employees, as well as innovating with ever more environmentally-friendly products.

Bombardier's social commitment is an integral part of its mission. It takes many forms and rests on the Corporation's substantial annual contributions, mainly to the J. Armand Bombardier Foundation. In December 2002, the National Post *ranked Bombardier and the J. Armand Bombardier Foundation among Canada's top philanthropists.*

THE J. ARMAND BOMBARDIER FOUNDATION

As a not-for-profit organization, the Foundation supports a significant number of initiatives in education, health, culture and social development. During the fiscal year, the Foundation contributed $9 million to various Canadian organizations.

The major share of these funds went to education, with $3.5 million in contributions. Donations have been used to create university research chairs including for the Foundation of the Université du Québec à Trois-Rivières and for the Richard Ivey School of Business at the University of Western Ontario. Funds also went to establishing bursaries at Collège Sainte-Anne-de-la-Pocatière. The Foundation has major funding commitments to Université de Montréal, Université du Québec à Montréal, Université du Québec à Chicoutimi, Université Laval, McGill University, University of Toronto and the Canadian Bureau for International Education.

The Foundation allots approximately 15% of its contributions to the health sector. For example, donations have been made to Charles Lemoyne Hospital in Longueuil, Québec, for the creation of a clinical chair in workplace re-adaptation; to the Centre Hospitalier de Granby to improve its medical imaging services; and to the Ville Marie Oncology Foundation for breast cancer treatment. The Foundation also supports several programs for research into cardiovascular diseases, namely at the Clinical Research Institute of Montréal and the Montréal Heart Institute Research Fund.

In the arts, the Foundation contributes to such organizations as the Montréal Museum of Fine Arts, l'Orchestre Métropolitain du Grand Montréal, the National Arts Centre Foundation in Ottawa, the National Theatre School of Canada in Montréal and the Royal Winnipeg Ballet.

Sensitive to the fight against poverty and social inequality, the Foundation supports a variety of community organizations in Montréal, in Québec and in Toronto, with donations totalling more than $2 million for the fiscal year.

Again this year, through the annual Centraide-United Way campaign, the Foundation, the Bombardier family and Bombardier employees renewed their support by generously contributing more than $1.6 million.

Northern Ireland school children learned about flying and innovation while attempting to break the world record for paper plane distance flight through a contest coordinated by Bombardier Aerospace. The winner flew his plane an impressive 31 metres (102 feet).

For the past three years, Bombardier Capital has been sponsoring a daycare literacy centre, which helps children from Jacksonville, Florida, learn to read by listening to books on tape.





OTHER COMMUNITY INVOLVEMENT

In addition to the work of the Foundation, Bombardier and its employees commit financial aid and thousands of hours to a multitude of community projects.

In Belfast, Northern Ireland, Bombardier Aerospace offers a three-year community-based training program for young adults, which leads to successful re-entry into the workforce. It also sponsors the Center for Engineering Manufacturing within the Belfast Institute of Further and Higher Education.

In July, at the Downsview site near Toronto, Ontario, Bombardier Aerospace welcomed nearly one million youths from over 150 countries to the World Youth Day 2002 ceremonies, which included Pope John Paul II's visit. In addition to providing operational and physical resources to host the event on its 300 acres, including the runways, Bombardier Aerospace created a 24-hour control centre to manage any unforeseen situation.

Also in July, Toronto students aged between nine and 12 had an opportunity to partner with Bombardier Aerospace engineers to design, build and market a glider prototype as part of "A World in Motion" flight challenge.

Bombardier Transportation's maintenance and service centre in Uganda (a joint venture with Uganda Railways Corporation) uses excess capacity to repair machinery used by local businesses, thereby serving as a source of technical training for the local community. For its work, the centre received the P&O Nedlloyd Award from Worldaware, a U.K.-based charity.

During the fall, some 30 Bombardier Transportation employees from the Bautzen facility in Germany spent their free time assisting the victims of the worst flood catastrophe to hit the region of Saxony in the last 100 years. They helped pumping cellars, removing damaged furniture from apartments and repairing houses. This community work exceeded by far 500 hours. In addition, over $550,000 (€350,000) – half of which was donated by Bombardier Transportation's German employees and half of which came from the Corporation – went to three specific projects: the reconstruction of a bridge, the support of renovation work undertaken by community associations, and the rebuilding of a nursery school.

Bombardier Recreational Products built six custom Muskeg* carriers to deliver food throughout war-torn Afghanistan. The client was the United Nation's World Food Programme (WFP). Two Bombardier employees volunteered to deliver these all-terrain utility vehicles in March 2002 and, in hazardous conditions, provided operations and maintenance training to local WFP personnel.

The various Bombardier units and their employees have a long tradition of raising money in their communities. This translates into initiatives and projects designed to raise funds, such as running and riding in marathons; rallying on all-terrain vehicles and snowmobiles; creating a recreation centre in St. Joachim de Courval, Québec; walking for fitness in Valcourt, Québec; marching for dimes in Jacksonville, Florida; participating in telethons; going bass fishing in Wisconsin; gathering golf balls for resale; distributing books; and playing women's football, multi-community hockey and seniors' softball – all for local charities.

HEALTH, SAFETY AND ENVIRONMENT

During the fiscal year, Bombardier took an in-depth look at its past policies on occupational health, safety and environment (HSE) and issued a new, combined policy that both confirmed and expanded upon its earlier commitments. The implementation of this new policy will be facilitated by the gradual deployment of management systems such as ISO 14001 (which already covers 90% of manufacturing facilities) and OHSAS 18001.

In addition, Bombardier's determination to improve its HSE performance is supported by the constant efforts of approximately 300 motivated HSE professionals working throughout its manufacturing locations. Their endeavours have resulted in a significant reduction of the workplace loss time accident rate. During the past fiscal year, the number of accidents per 200,000 work hours declined from 4.6 to 3.4, a 26% reduction over the previous year. However, this achievement is only a step towards Bombardier's 2005-06 objective of 0.5 accidents per 200,000 work hours.

Environmental stewardship remains important for Bombardier. Responsible efforts permit a steady reduction of the impact the manufacturing facilities have on the environment. However, the actions taken are not limited to the Corporation's manufacturing activities, but also increasingly include the environmental design and performance of Bombardier products.

One example is Bombardier Transportation's Design for Environment Centre in Västerås, Sweden. The centre's professionals assist and guide the design engineers in making the manufacturing processes and the products themselves more environmentally friendly. Their work, along with the work of all of Bombardier Transportation employees, allows Bombardier rail transportation products to be on the cutting edge in terms of both product performance and environmental friendliness.



Furthermore, as reported in the recreational products section of this annual report, major resources have been invested to improve the environmental performance of products by reducing engine noise and emissions. These efforts were recognized in March 2003, when the Lake Tahoe Regional Planning Agency authorities in California announced that boats used for law enforcement activities would be equipped with Bombardier's Evinrude direct injection outboard engines. This decision, which reverses a previous decision favouring four-stroke engines, was made because Evinrude engines offer both a level of performance consistent with law enforcement requirements, as well as low-emission technology that exceeds future Californian 2006 emission standards, which are stricter than anywhere else.

* Trademark(s) of Bombardier Inc. or its subsidiaries.

CORPORATE GOVERNANCE

In the context of the broader public debate around corporate governance issues, the Board of Directors, under the direction of Executive Chairman Laurent Beaudoin, undertook a major review of its structure, responsibilities and committees. This resulted in a number of initiatives designed to update Bombardier's governance practices. These changes will take effect in June 2003, at the time of the Corporation's annual general meeting of shareholders.

BOARD OF DIRECTORS



Laurent Beaudoin, c.c., FCA
Executive Chairman of the Board Bombardier Inc.



Janine Bombardier
President and Governor J. Armand Bombardier Foundation



Daniel Johnson, LLP
Counsel McCarthy Tétrault



Jean C. Monty
Corporate Director



Paul M. Tellier
President and Chief Executive Officer Bombardier Inc.



L. Denis Desautels
Executive Director Centre on Governance University of Ottawa



John C. Kerr
Chairman and Chief Executive Officer Lignum Limited



James E. Perrella
Retired Chairman and Chief Executive Officer Ingersoll-Rand Company



Jalynn H. Bennett, c.m.
President Jalynn H. Bennett & Associates Ltd.



André Desmarais
President and Co-Chief Executive Officer Power Corporation of Canada



Pierre Legrand, Q.C.
Senior Partner Ogilvy Renault



J.R. André Bombardier
Vice Chairman of the Board Bombardier Inc.



Jean-Louis Fontaine
Vice Chairman of the Board Bombardier Inc.



Michael H. McCain
President and Chief Executive Officer Maple Leaf Foods Inc.

The Corporation's approach has always been designed with a view to ensuring that the business and affairs of Bombardier be effectively managed to enhance shareholder value. Taking into consideration the recent evolution with respect to corporate governance, the Board of Directors of Bombardier made, in April 2003, a number of decisions, which address, among other things:

- the revision of the Board's mandate, including the introduction of the concept of a lead director;
- a description of the role of the Executive Chairman of the Board;
- a description of the role of the Chief Executive Officer; and
- the adoption of a mandate for the Corporate Governance and Nominating Committee.

This initiative expands upon the corporate governance initiatives already undertaken by the Board during the last decade, including the adoption of a Code of Ethics; a policy dealing with the question of possible conflicts of interest at the level of management; a revision of the Administration Policy dealing with the various levels of authority within the Corporation; and a Corporate Disclosure Policy which, among other things, specifies the Corporation's communication policy and outlines how the Corporation interacts with analysts, investors, the media and others, and contains measures intended to ensure compliance with timely disclosure obligations and to avoid selective disclosure.

A Corporate Governance and Nominating Committee was recently created by the Board.

Jalynn H. Bennett, who is a member of the Board, was appointed Chair of the Retirement Pension Oversight Committee in June 2002. She sits on several boards and has extensive knowledge of pension reform. She is a member of the Ontario Teachers' Pension Plan board.

The mission of the Human Resources and Compensation Committee and of the Audit Committee have been reviewed. As for the Executive Committee, it will be abolished as of June 10, 2003. Finally, all committees will be comprised exclusively of unrelated Directors.

Board of Directors

In accordance with its mandate, the Board of Directors is responsible for supervising the management of the business and affairs of the Corporation. Any responsibility which is not delegated to either Management or a committee of the Board remains with the Board of Directors. In general, all matters of policy and all actions proposed to be taken, which are not in the ordinary course of business, require the prior approval of the Board of Directors or of a Board committee, to which approval authority has been delegated.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee will monitor the evolution of the corporate governance principles including the Code of Ethics. In consultation with the Executive Chairman of the Board, this committee will identify potential candidates as Directors, examine such candidacies and make recommendations to the Board accordingly. In consultation with the Executive Chairman of the Board, it will also review, from time to time, the performance of the members of the Board and of the members and chairs of committees. A report will then be submitted to the Board which will in turn take the appropriate decisions.

Human Resources and Compensation Committee

It will be the responsibility of the Human Resources and Compensation Committee to ensure that mechanisms are in place with respect to succession planning at the Senior Officer level. In addition, it will assess the performance of the Senior Officers, and will determine their compensation. It will also determine the salary classes as well as the levels and degrees of participation for incentive compensation programs, whether they be bonuses or plans based on the evolution of the shares of the Corporation. The Board must, beforehand, approve the programs. The committee will keep the Board of Directors informed of its decisions.

Retirement Pension Oversight Committee
The main objective of the Retirement Pension Oversight Committee is to oversee, review and monitor the investment of assets of the Corporation's Pension Plans and matters related thereto and report to the Board of Directors.

Audit Committee
The Audit Committee has the mandate to assist the Board of Directors in monitoring the financial information disclosure process. The roles and responsibilities of the committee include the review of the annual and interim financial statements of the Corporation. It has direct communication channels with both the internal and external auditors to discuss and review specific issues as appropriate.

Executive Committee
In June 2003, the Executive Committee will be abolished.

CORPORATE OFFICERS

GROUPS



Michel Baril
President and Chief Operating Officer Bombardier Recreational Products



Robert Greenhill
President and Chief Operating Officer Bombardier International



Brian Peters
President and Chief Operating Officer Bombardier Capital



Pierre Beaudoin
President and Chief Operating Officer Bombardier Aerospace



Pierre Lortie
President and Chief Operating Officer Bombardier Transportation

CORPORATE OFFICE

Laurent Beaudoin
Executive Chairman of the Board

Paul M. Tellier
President and Chief Executive Officer

Pierre Alary
Senior Vice President and Interim Chief Financial Officer

J.R. André Bombardier
Vice Chairman of the Board

Réjean Bourque
Vice President, Investor Relations

Richard C. Bradeen
Vice President

Roger Carle
Corporate Secretary

Michael Denham
Senior Vice President, Strategy

Daniel Desjardins
Vice President, Legal Services and Assistant Secretary

Jean-Louis Fontaine
Vice Chairman of the Board

William J. Fox
Senior Vice President, Public Affairs

Jean-Yves Leblanc
Chairman Bombardier Transportation

François Lemarchand
Vice President and Treasurer

Carroll L'Italien
Senior Vice President

Marie-Claire Simoneau
Executive Assistant to the Chairman

SHAREHOLDER INFORMATION

SHARE CAPITAL

AUTHORIZED AND ISSUED AS AT JANUARY 31, 2003

	Authorized	Issued
Class A shares	1,792,000,000	342,020,138
Class B shares	1,792,000,000	1,035,666,780 [1]
Preferred shares, Series 2 [2]	12,000,000	2,597,907
Preferred shares, Series 3 [2]	12,000,000	9,402,093
Preferred shares, Series 4	9,400,000	9,400,000

[1] An additional 370,000,000 Class B shares were issued on April 17, 2003.
[2] 9,402,093 Preferred shares, Series 2 were converted into 9,402,093 Preferred shares, Series 3 on August 1, 2002.

STOCK EXCHANGE LISTINGS

Class A and B shares	Toronto (Canada)
Preferred shares, Series 2, Series 3 and Series 4	Toronto (Canada)
Class B shares	Brussels (Belgium) and Frankfurt (Germany)
Stock listing codes	BBD (Toronto) BOM (Brussels) BBDd.F (Frankfurt)

SHAREHOLDER AND INVESTOR RELATIONS

Shareholders

Annual Report, Annual Information Form and other documents
PUBLIC AFFAIRS DEPARTMENT
BOMBARDIER INC.
800 René-Lévesque Blvd. West
Montréal, Québec, Canada H3B 1Y8
Telephone: +1 514 861-9481, extension 390
Fax: +1 514 861-2420

Transfer agent and registrar

COMPUTERSHARE TRUST COMPANY OF CANADA
Written correspondence:
Computershare Trust Company of Canada
P.O. Box 1570, Station B
Montréal, Québec, Canada H3B 3L2
Address:
1500 University Street, Suite 700
Montréal, Québec, Canada H3A 3S8
Telephone: +1 514 982-7270 or +1 800 564-6253
(toll-free, North America only)
Fax: +1 416 263-9394 or +1 888 453-0330
(toll-free, North America only)
caregistryinfo@computershare.com

Investors

INVESTOR RELATIONS
BOMBARDIER INC.
800 René-Lévesque Blvd. West
Montréal, Québec, Canada H3B 1Y8
Telephone: +1 514 861-9481, extension 272
Fax: +1 514 861-7769

Media

For information on Bombardier, contact our Public Affairs Department at +1 514 861-9481, extension 245. Bombardier's press releases are available on the Internet at the following address: www.bombardier.com.

Web site

For more information on our products and services, visit our Web site at www.bombardier.com. Bombardier's corporate and financial documents are available online or can be ordered via the Investor Relations section of our Web site.

Incorporation

The Corporation was incorporated on June 19, 1902 by letters patent and prorogated June 23, 1978 under the Canadian Business Corporations Act.

Auditors

Ernst & Young LLP
1 Place Ville-Marie
Montréal, Québec, Canada H3B 3M9

Annual meeting

The annual meeting of shareholders will be held on Tuesday, June 10, 2003 at 10:00 a.m. at the following address:
International Civil Aviation Organization
999 University Street
Montréal, Québec, Canada H3C 5H7

Duplication: *Although we strive to ensure that our registered shareholders receive only one copy of our corporate documents, duplication is unavoidable if securities are registered under different names and addresses. If such is the case, please call the following number: +1 514 982-7270 or +1 800 564-6253 (toll-free, North America only).*

FINANCIAL SECTION

Table of contents


BOMBARDIER

BOMBARDIER

Experience the Extraordinary

MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW

All amounts in this report are in Canadian dollars, unless otherwise stated.

Forward-Looking Statements

This report includes "forward-looking statements" that are subject to risks and uncertainties. For information identifying legislative or regulatory, economic, climatic, currency, technological, competitive and other important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, see "Risks and Uncertainties."

The Consolidated Financial Statements of Bombardier Inc. present the consolidation of the accounts of the financial services operations with those of the Corporation's manufacturing operations. The consolidated operations of the Corporation are referred to hereafter as the Corporation or Bombardier Inc. consolidated, the manufacturing operations are referred to as Bombardier, and the financial and real estate services as Bombardier Capital (BC). This presentation has no impact on net income and shareholders' equity.

BC's activities and financial position are fundamentally different from those of the manufacturing operations. As such, the capital markets use different performance indicators than those used for the manufacturing operations to analyze and measure these two distinct businesses. The following discussion and analysis segregates these two types of businesses to better highlight their respective characteristics.

The consolidated balance sheets are presented in an unclassified format given that the Corporation carries out its operations in four distinct segments, each one characterized by a specific operating cycle.

The aerospace operating cycle is based on the length of each aircraft program, which is variable, but usually extends over a number of years. In the transportation segment, manufacturing activities are performed for long-term contracts extending for periods of mostly one to five years. The operating cycle for the recreational products segment is seasonal and generally based on cycles of less than one year.

The operating cycle for BC depends on the underlying operations. This segment includes the real estate operations for which the operating cycle extends over many years, and the financing subsidiaries operations which, as is the case for most financial institutions, have operating cycles as short as a few months for short-term lending activities, and as long as several years for long-term financing and asset leasing activities.

The accounting methods used for Bombardier Inc.'s activities are provided in the Summary of Significant Accounting Policies accompanying the Consolidated Financial Statements.

Consolidated results

The Management's discussion and analysis that follows is based on the reported earnings in accordance with Canadian generally accepted accounting principles (GAAP). It is also based on: i) earnings (loss) before net interest of the manufacturing segments and income taxes (EBIT); ii) EBIT before the effect of special items; iii) earnings (loss) before income taxes (EBT); and iv) EBT before the effect of special items. Special items are viewed by Management as items that do not arise as part of the normal day-to-day business operations or that could potentially distort the analysis of trends. These earnings measures do not have a standardized meaning prescribed by GAAP and are therefore not readily comparable to similar measures presented by other corporations.

On April 2, 2003, the Board of Directors of the Corporation approved the sale of the recreational products segment. The following discussion and analysis of results does not reflect this decision.

Consolidated revenues amounted to $23.7 billion for the year ended January 31, 2003, compared to $21.8 billion for the preceding year. This represents an increase of 8.5%, mainly due to a higher level of activities in the transportation segment and the consolidation of Bombardier Transportation GmbH (formerly DaimlerChrysler Rail Systems GmbH, hereafter referred to as Adtranz) accounts for the full 12-month period for fiscal year 2003, compared to eight months for the previous year. This increase was also due to higher sales of outboard engines and ATVs, partially offset by lower revenues in the aerospace segment, mainly as a result of the decline in business aircraft deliveries.

Effective in the fourth quarter of fiscal year 2003, the Corporation changed its accounting policies, including the adoption of the average cost accounting method for the recognition of cost of sales in the aerospace segment, with retroactive application to all prior periods. This is more fully described in the aerospace section.

The following table provides the reconciliation of net income (loss) to EBIT before the impact of changes in accounting policies and special items:

(IN MILLIONS OF CANADIAN DOLLARS)	2003	2002
EBIT before the following:	$1,176.1	$1,775.0
Impact of changes in accounting policies for the aerospace segment	454.1	507.6
EBIT before special items	722.0	1,267.4
Special items:		
Aerospace	1,310.8	356.8
Transportation	–	74.2
BC	–	662.5
	1,310.8	1,093.5
EBIT	(588.8)	173.9
Interest	202.4	123.8
EBT	(791.2)	50.1
Income tax expense (recovery)	(176.0)	14.1
Net income (loss)	$ (615.2)	$ 36.0

The following analysis of results reflects the retroactive application of the changes in accounting policies for the aerospace segment for all periods.

EBIT before special items reached $722.0 million for fiscal year 2003, compared to $1.3 billion for the previous year. Lower EBIT before special items in the aerospace segment more than offset higher EBIT before special items in the transportation and BC segments. Before special items, the EBIT margin was 3.1% of revenues for the year ended January 31, 2003, compared to 5.8% of revenues the previous year.

Net interest expense of the manufacturing segments increased to $202.4 million for fiscal year 2003 from $123.8 million the previous year. This increase results from higher average debt, due to the acquisitions of Adtranz and the outboard engine net assets and lower customer advances and higher average inventory levels in the aerospace segment, partly offset by a lower interest rate environment.

As a result, EBT before special items was $519.6 million or 2.2% of revenues for the year ended January 31, 2003, compared to $1.1 billion or 5.2% the previous year.

The Corporation recorded an income tax recovery of $176.0 million for fiscal year 2003, compared to an income tax expense of $14.1 million the previous year. The effective consolidated income tax rate before special items for the Corporation's worldwide operations for the year ended January 31, 2003 was 33.7%, compared to 35.0% for the previous year. The details of the components of the income tax expense are provided in note 22 to the Consolidated Financial Statements.

Net loss was $615.2 million for the year ended January 31, 2003, or $0.47 per share after payment of dividends to preferred shareholders, on an average of 1.4 billion shares outstanding. This compares to a net income of $36.0 million the previous year, or $0.01 per share after payment of dividends to preferred shareholders, on an average of 1.4 billion shares outstanding.

Diluted loss per share amounted to $0.47 for the year ended January 31, 2003 against diluted earnings per share of $0.01 the previous year. The computation of diluted earnings per share gives effect to the exercise of all dilutive elements.

Bombardier's order backlog as at January 31, 2003 totalled $44.4 billion, compared to a backlog of $44.1 billion as at January 31, 2002. The increase in the backlog in the transportation segment was mostly offset by a decline in the aerospace segment.

Segmented information

Management evaluates the performance of each segment based on EBT.

Corporate interest costs are allocated to the manufacturing segments based on each segment's net assets, and are calculated as follows: one half of the Canadian prime rate is charged on gross utilized assets, reduced by interest on customer advances calculated at the Canadian prime rate. The balance of unallocated actual interest costs, if any, is allocated to each manufacturing segment based on its net assets. Net assets exclude cash and cash equivalents, investment in and advances to/from BC and deferred income taxes. These are net of accounts payable and accrued liabilities, advances and progress billings in excess of related costs and accrued benefit liability and "other." Most corporate office charges are allocated based on each segment's revenues. The Corporation does not allocate corporate interest charges to the BC segment.

The following analysis of operating results covers the activities of Bombardier Aerospace, Bombardier Transportation, Bombardier Recreational Products and Bombardier Capital.

BOMBARDIER AEROSPACE

Bombardier Aerospace is a manufacturer of business, regional and amphibious aircraft and a provider of related services. It offers comprehensive families of turboprop and regional jet commercial aircraft and a wide range of business jets. It also provides the Bombardier Flexjet business aircraft program, technical services, aircraft maintenance and pilot training.

Changes in accounting policies and related changes of estimates

The ability to reliably predict demand for commercial and business aircraft has been impacted by changing economic conditions affecting the Corporation's markets. It has been further affected by recent difficulties experienced by certain commercial airline companies in the United States. As a result, prices for the Corporation's aircraft products have recently exhibited and are expected to continue to exhibit greater volatility than in the past. Making sufficiently reliable estimates of future sale prices, as required by the program accounting method, has therefore become more difficult. As a result of these changes in circumstances, Management reviewed its program accounting policies and adopted, in particular, the average cost accounting method, as further described herein.

Management concluded that this method is preferable under prevailing market conditions. It removes uncertainty associated with the future sale price estimation process and reflects the impact of changing prices on the Corporation's earnings on a more timely basis. Management believes that this new accounting method will enhance investor understanding of the Corporation's performance because financial results will more rapidly reflect changes in production costs and the impact of external factors affecting its business, such as actual demand and selling prices. The effect of revisions of cost estimates and changes in selling prices will be reflected immediately in current income.

Description of the new accounting policies

Under the average cost accounting method, production quantities for an aircraft program are based on an assessment of prevailing market conditions. This includes anticipated demand for that aircraft, considering, among other factors, firm order backlog and options. Total program production costs are then estimated in order to determine the average unit production cost.

Management conducts quarterly reviews as well as a detailed annual review of its cost estimates and program quantities. The effect of any revisions is accounted for through a cumulative catch-up adjustment to income. Previously, under the program method of accounting, changes in margin estimates were accounted for prospectively over remaining program quantities.

Under the average cost accounting method, estimated average unit production costs are charged to cost of sales. As a result, the margin on each aircraft delivered varies depending on the aircraft selling price. Under the program accounting method, the cost of sale for each delivered aircraft was calculated as a percentage of the actual sale price, achieving a constant program margin percentage, revised on a regular basis.

Non-recurring costs, including prototype design and development, which were previously deferred as inventory costs and amortized over the initial program quantity or less, are now accounted for as program tooling in property, plant and equipment. Program tooling, which, under the new policy includes interest charges incurred during construction, is amortized over its estimated useful life, usually a period of 10 years from the date of the first aircraft delivery.

Impact of changes in accounting policies

These changes in accounting policies, effective in the fourth quarter of fiscal year 2003, were applied retroactively with restatement of prior period financial statements, as required by GAAP. This also provides a better understanding of the impact of the new accounting policies on historical results. Note 1 to the Corporation's audited Consolidated Financial Statements for the year ended January 31, 2003 presents the effect of these changes in accounting policies on the Corporation's consolidated balance sheet and income statement for fiscal years 2003 and 2002.

The effect of these accounting changes was to reduce the Corporation's opening retained earnings as at February 1, 2001 by $399.0 million ($612.5 million pre-tax). This represents the effect of the changes in accounting policies on all periods prior to February 1, 2001. Concurrent with significant revisions of estimates, EBIT was reduced by $1.1 billion for fiscal year 2003 and by $530.9 million for fiscal year 2002, for a total cumulative pre-tax adjustment of $2.2 billion ($1.5 billion after tax).

These changes in accounting policies, concurrent with significant revisions of estimates, resulted in the following reductions:

(IN MILLIONS OF CANADIAN DOLLARS)	2003	2002
Impact of changes in accounting policies		
Effect of change in method for determining cost of sales from a program margin to an average cost method	$ 322.5	$381.2
Net effect of changes in accounting for program tooling	131.6	126.4
Total impact of changes in accounting policies	454.1	507.6
Revisions of program estimates	614.7	23.3
Total reduction of EBIT	1,068.8	530.9
Interest	(35.2)	(23.1)
Total reduction of EBT	$1,033.6	$507.8

Impact of changes in accounting policies

The adjustments of $322.5 million in fiscal year 2003 and $381.2 million in fiscal year 2002 mainly reflect the yearly impact of variability in margins resulting from the use of the estimated average program cost instead of an estimated program margin. The effect of adopting a straight-line amortization method on all program tooling costs was an additional charge of $131.6 million for fiscal year 2003 and $126.4 million for fiscal year 2002.

Revisions of program estimates

Effective in the fourth quarter of fiscal year 2003, Management revised the assumptions used to estimate the average unit production cost for each program, including the reduction of accounting program quantities. As a result, special charges of $614.7 million for the year ended January 31, 2003 and $23.3 million for the year ended January 31, 2002 were recorded mainly for the Bombardier* Q* Series, Bombardier* Global Express* and Bombardier* Learjet* 45 programs. The changes in estimates, including revisions of program quantities, reflect the continued uncertainty in the turboprop market and the present weakness in the business aircraft segment.

Program information

Program cost information is provided by program family. Shared common platforms and costs spent on earlier models benefit models developed subsequently. Excess over-average production costs included in inventory to be recovered from future deliveries and the carrying amount of tooling costs by program family were as follows as at January 31:

(IN MILLIONS OF CANADIAN DOLLARS)		2003			2002	
PROGRAM FAMILY	EXCESS OVER-AVERAGE PRODUCTION COSTS	PROGRAM TOOLING	TOTAL	EXCESS OVER-AVERAGE PRODUCTION COSTS	PROGRAM TOOLING	TOTAL
						(restated – note 1)
Regional Aircraft						
Bombardier* CRJ* Series	$ 334.1	$ 690.0	$1,024.1	$ 171.0	$ 670.4	$ 841.4
Bombardier Q Series	93.3	93.9	187.2	439.3	82.8	522.1
Business Aircraft						
Bombardier Learjet Series	379.0	320.5	699.5	448.2	370.7	818.9
Bombardier* Challenger* 300	–	500.9	500.9	–	347.9	347.9
Bombardier Challenger 604	–	32.0	32.0	–	43.9	43.9
Bombardier Global Series	483.2	679.0	1,162.2	404.6	694.2	1,098.8
Total	$1,289.6	$2,316.3	$3,605.9	$1,463.1	$2,209.9	$3,673.0

The following table provides current accounting program quantities and the remaining deliveries to achieve the total accounting program quantity by program family:

PROGRAM FAMILY	Current quantities	Balance to be delivered[1]
Regional Aircraft		
Bombardier CRJ Series	1,050	718
Bombardier Q Series	225	81
Business Aircraft		
Bombardier Learjet Series	725	441
Bombardier Challenger 300	300	300
Bombardier Challenger 604	150	98
Bombardier Global Series	450	333
Total	2,900	1,971

[1] Remaining deliveries for regional aircraft include 380 firm orders for the Bombardier CRJ Series and 15 firm orders for the Bombardier Q Series.

Analysis of results

Bombardier Aerospace's segmented revenues amounted to $11.3 billion for the year ended January 31, 2003, compared to $12.3 billion for the preceding year. This reduction in segmented revenues is mainly due to the decline in business aircraft deliveries and the effect of the change in timing of revenue recognition described below. These reductions were partially offset by higher deliveries of regional jets and sales of used business aircraft, as well as a higher effective exchange rate for the U.S. dollar compared to the Canadian dollar, resulting from the Corporation's hedging activities.

Effective November 1, 2002, the Corporation ceased recognizing revenues on the sale of narrow-body business aircraft (Learjet Series) at green delivery (i.e. before interiors and optional avionics are installed). Revenues are now recognized only on fully completed aircraft due to changes in business practices. The impact is a reduction of revenues of $179.6 million for fiscal year 2003.

The following table provides a reconciliation of EBT to EBIT before the impact of the changes in accounting policies and special items:

(IN MILLIONS OF CANADIAN DOLLARS)	2003	2002
EBIT before the following:	$ 693.7	$1,457.6
Impact of the changes in accounting policies	454.1	507.6
EBIT before special items	239.6	950.0
Special items:		
Revisions of program estimates	614.7	23.3
Write-down of used aircraft, production inventory and provision for lower sub-lease revenues	587.9	–
Severance charges	67.2	69.5
Claim settlements	41.0	–
Write-off of tooling for the Bombardier* Q400* program	–	264.0
	1,310.8	356.8
EBIT	(1,071.2)	593.2
Interest	272.0	228.5
EBT	$(1,343.2)	$ 364.7

The previously described changes in accounting policies have been accounted for retroactively with restatement of prior periods. Therefore, the following analysis of the aerospace segment results reflects the changes in accounting policies.

EBIT before special items amounted to $239.6 million or 2.1% of revenues for the year ended January 31, 2003, compared to $950.0 million or 7.7% of revenues for the previous year. EBIT for fiscal year 2003 was lower than the previous year, mainly due to lower deliveries of business aircraft. The decrease in the EBIT margin resulted mainly from the change in the mix of aircraft deliveries arising from fewer deliveries of business aircraft, as well as pricing pressure on new and used aircraft deliveries. The margin percentage was also impacted by higher used aircraft sales with lower margins.

Net interest expense totalled $272.0 million for the year ended January 31, 2003, compared to $228.5 million for the previous year. This increase results from lower average customer advances and higher average inventory levels, partly offset by a lower interest rate environment.

As a result, EBT before special items amounted to negative $32.4 million for fiscal year 2003, compared to EBT before special items of $721.5 million for the previous year.

Bombardier Aerospace announced on March 5, 2003 that it is taking additional steps to meet the continuing challenges facing the aviation industry. Measures include a reduction of 3,000 employees at its facilities in Montréal, Toronto and Belfast over the next 12 months. As a result, a charge of approximately $104.1 million is expected to be recorded in connection with this reduction in fiscal year 2004 for severance and other involuntary termination costs.

Special items

In fiscal years 2003 and 2002, the Corporation recorded the special items described herein.

As previously discussed, the impact of the revisions of program estimates made concurrently with the changes in accounting policies amounted to $614.7 million ($434.2 million after tax) for fiscal year 2003, compared to $23.3 million ($16.3 million after tax) for fiscal year 2002.

Special charges for the write-down of used aircraft, the provision for lower than anticipated sub-lease revenues and the write-down of production inventory for the year ended January 31, 2003 amounted to $587.9 million ($443.0 million after tax) for the following:

	BUSINESS AIRCRAFT	TURBOPROP AIRCRAFT	TOTAL
Second quarter adjustment	$ 62.7	$107.7	$170.4
Fourth quarter adjustment	210.4	207.1	417.5
Total	$273.1	$314.8	$587.9

In the second quarter of fiscal year 2003, a special charge of $170.4 million was recorded mainly related to the write-down in the value of used aircraft, as well as additional provisions resulting from lower-than-anticipated sub-lease revenues on used turboprop aircraft, which reflected a decrease in market prices in the first half of the year. The used business aircraft market continued to deteriorate through the second half of the year and subsequent to year end as industry inventory levels remained high, causing continued downward pressure on used business aircraft values. In addition, market prices in the used turboprop aircraft market declined as a result of substantial increases in used aircraft inventories over the previous year. As a result, an additional special charge of $385.2 million was recorded in the fourth quarter of fiscal year 2003. This special charge relates to the trade-in portfolio of used aircraft, anticipated losses on trade-in business aircraft as well as lower anticipated sub-lease revenues. A $32.3-million special charge related to the write-down of turboprop production inventory was also recorded.

Special charges of $67.2 million ($52.2 million after tax) for severance and other involuntary termination costs were recorded in fiscal year 2003. These charges relate mainly to the Corporation's September 27, 2002 announcement to reduce employment levels at all Bombardier Aerospace sites.

During the second quarter of fiscal 2003, a charge of $41.0 million ($30.3 million after tax) was recorded in connection with the final settlement of a lawsuit and a contractual dispute with a customer.

Due to the market slowdown, on September 26, 2001, the Corporation announced its decision to reduce employment levels, production rates and deliveries to adjust to market conditions. As a result, in fiscal year 2002, a $69.5-million ($46.6 million after tax) special charge was recorded for severance and other involuntary termination benefits. In addition, in fiscal year 2002, in light of the overall outlook for turboprop aircraft, the Corporation decided to record a special charge of $264.0 million ($176.9 million after tax) relating to the write-off of the carrying value of program tooling costs of the Bombardier Q400 program.

Deliveries and backlog

During the year ended January 31, 2003, 220 regional aircraft, 77 business jets and one amphibious aircraft were delivered for a total of 298 units, compared to 206, 162 and two units respectively, for a total of 370 units in fiscal year 2002.

During fiscal year 2003, Bombardier Aerospace carried out significant product development on the Bombardier Global 5000*, the Bombardier Challenger 300 (formerly the Bombardier* Continental*) the Bombardier Learjet 40, the Bombardier Learjet 45 XR and the Bombardier* CRJ900* aircraft programs. The Bombardier CRJ900 aircraft achieved both certification from Transport Canada and from the U.S. Federal Aviation Administration (FAA) in the third quarter of fiscal year 2003. In addition, a letter of recommendation from the European Joint Aviation Authorities (JAA) was received in December 2002. The first aircraft was delivered to launch customer Mesa Air Group Inc. on January 30, 2003.

As at January 31, 2003, the order backlog decreased to $18.7 billion, compared to $23.7 billion as at January 31, 2002, reflecting a lower level of orders of regional aircraft.

Business aircraft

The business jets offered by Bombardier Aerospace include the narrow-body Bombardier Learjet 40, Bombardier Learjet 45, Bombardier Learjet 45 XR and Bombardier Learjet 60, the wide-body Bombardier Challenger 300, Bombardier Challenger 604, Bombardier Global 5000 and Bombardier Global Express, as well as corporate variants of the Bombardier CRJ Series.

Deliveries

In fiscal year 2003, Bombardier Aerospace delivered a total of 77 business aircraft, compared to 162 the previous year. The decrease in deliveries is mainly due to the cycle of new product introduction favouring certain of Bombardier Aerospace's competitors in fiscal year 2003 and to the continuing difficult economic conditions. The cycle of new product introduction favoured Bombardier Aerospace in fiscal year 2002, namely from the initial backlog from the Bombardier Learjet 45 and Bombardier Global Express aircraft. In addition, the economic downturn and the delayed recognition of 14 aircraft deliveries arising from the change in timing of revenue recognition on the sale of narrow-body business aircraft also negatively impacted deliveries.

After years of strong industry growth, Bombardier Aerospace responded to the economic downturn affecting the business aircraft market by adjusting its production rate and adapting it to current market conditions. This production rate adjustment is deemed a prudent response to the continued uncertainty in the business aircraft market, and will support the objective of maintaining or restoring the aircraft order backlog and lead times.

The deliveries detailed in the following table include the aircraft sold to customers of the North American Bombardier* Flexjet* program, which enables individuals or companies to purchase a fractional share in a Bombardier business jet.

BUSINESS AIRCRAFT DELIVERIES	2003	2002
Bombardier Learjet 31A	4[1]	16
Bombardier Learjet 45	20[1]	54
Bombardier Learjet 60	14[1]	26
Bombardier Challenger 604	23	45
Bombardier Global Express	16	21
Total	77	162

(1) One delivery each of completed narrow-body Bombardier Learjet 45 and Bombardier Learjet 60 aircraft was recorded during the fourth quarter of fiscal year 2003 and two cancellations of green Bombardier Learjet 45 aircraft previously recorded as sales were received during the fourth quarter of fiscal year 2003. If revenues had been recognized at green delivery for narrow-body aircraft (Learjet Series) for the fourth quarter of fiscal year 2003, 14 additional green aircraft would have been considered delivered and recorded as revenues, for a total of 91 deliveries.

Market share

Assessment of market share in the business jet industry is based on delivery data for the calendar year from the General Aviation Manufacturers Association, and therefore does not correspond to the number of deliveries recorded during Bombardier Aerospace's fiscal year.

In calendar year 2002, the overall market decreased from 777 units to 683 units. The market segment in which Bombardier Aerospace is active decreased from 520 units in 2001 to 420 units in 2002. Bombardier Aerospace has re-categorized certain of its products in the business aircraft segments in which it competes. For this reason, percentages will not correspond with percentages in last year's annual report. Bombardier Aerospace's market share in the business aircraft segments in which it competes, including deliveries to customers of the North American Flexjet program, decreased from 34% to 26% in 2002.

The decrease in overall market share for Bombardier Aerospace's product lines is mainly due to the cycle of new product development favouring certain of Bombardier Aerospace's competitors in the past year. The introduction and delivery of new aircraft models normally affects orders and deliveries from year to year. The result of this was a redistribution of market share. With the entry into service of new aircraft models such as the Bombardier Challenger 300, the Bombardier Learjet 40, the Bombardier Learjet 45 XR and the Bombardier Global 5000, Bombardier Aerospace expects to recapture market share.

The Bombardier Learjet 31A market share in the light business jet segment decreased to 9% of 105 total light jet deliveries, down from 13% of 127 total light jet deliveries the previous year. This decrease is largely explained by the ramp-down of the Learjet 31A in preparation for next year's Bombardier Learjet 40 deliveries. Bombardier Learjet 45 deliveries accounted for 29% of a 114-unit market in the superlight segment, compared to 42% of a 146-unit market in 2001. In the midsize business jet segment, the Bombardier Learjet 60 attained 25% of a 73-unit market, compared to 33% of a 89-unit market the previous year.

The Bombardier Challenger 604 share of the large business aircraft segment was 47% of a 66-unit market, compared to 54% of a 76-unit market in 2001.

The Bombardier Global Express obtained 27% of a 62-unit market in the ultra long-range segment, compared to 33% of an 82-unit market in 2001.

Market and prospects

Deliveries for fiscal year 2004 are expected to be at a similar level compared to fiscal year 2003 because of the entry into service of the Bombardier Challenger 300. A positive effect is also expected from the entry into service, late in fiscal year 2004, of the Bombardier Learjet 40 and the Bombardier Learjet 45 XR, as well as the certification of the Bombardier Global 5000 early in fiscal year 2005.

Product development

Bombardier Aerospace's significant investment in new product development has resulted in the most comprehensive line of business aircraft and will position it well for the future as these new products enter service. In fiscal year 2003, Bombardier Aerospace invested $247.8 million in new business aircraft program development, compared to $168.2 million in fiscal year 2002.

Type certification of the Bombardier Challenger 300 is expected in the second quarter of the fiscal year ending January 31, 2004, with initial delivery of completed aircraft to follow thereafter.

The Bombardier Learjet 40 was launched in July 2002 and is scheduled to enter into service in the fourth quarter of the fiscal year ending January 31, 2004. The prototype made its first flight on August 31, 2002 and the first production model flew on September 5, 2002; FAA certification is expected in the third quarter of the fiscal year ending January 31, 2004. The Bombardier Learjet 45 XR, an enhanced version of the Bombardier Learjet 45, was also launched in July 2002. It is scheduled to enter into service in fiscal year 2004.

The Bombardier Global 5000 made its first flight on March 7, 2003. First deliveries will begin in the fourth quarter of the fiscal year ending January 31, 2005.

Bombardier Flexjet program

Through the Bombardier Flexjet program in North America, owners purchase a share of a Bombardier Aerospace business aircraft with operations and support managed by Bombardier Aerospace, including flight crew, maintenance, hangar fees and insurance. Through Flexjet's European program, customers purchase hours of flight time instead of a physical share of an aircraft. In December 2001, Bombardier Aerospace launched Flexjet Asia in partnership with charter operators, maintenance companies and individual aircraft owners.

As at January 31, 2003, the Bombardier Flexjet program included 110 aircraft in service in North America and none in Europe, compared to 105 and eight aircraft respectively, as at January 31, 2002. The reduction in Europe was due to the repositioning of Flexjet Europe to operate similarly to Flexjet Asia, by partnering with charter operators. During the year, the number of customers with annual flight time entitlements rose by 8%, totalling 714 as at January 31, 2003, compared to 661 as at January 31, 2002.

Bombardier's North American Flexjet program sold shares for the equivalent of 12 aircraft, including 5.25 new and 6.75 used aircraft in fiscal year 2003, compared to 22 aircraft, 10 new and 12 used, in the previous year. The decrease in the number of shares sold is attributed to the general economic slowdown in the U.S.

Market and prospects

The North American fractional ownership market experienced an 11% decline in aircraft delivered this year, following a 14% decline last year, mainly attributable to the general economic slowdown in the U.S. Bombardier Flexjet holds the number-three position among the fractional jet ownership programs currently available in this market.

Regional aircraft

The Bombardier Aerospace line of regional aircraft includes the 40-, 44- and 50-passenger Bombardier* CRJ100/200*, the 70-passenger Bombardier* CRJ700*, the 86-passenger CRJ900 regional jets and the Bombardier Q Series family of turboprops, consisting of the 37-passenger Bombardier* Q100/200*, the 50-passenger Bombardier* Q300* and the 68- to 78-passenger Bombardier Q400.

REGIONAL AIRCRAFT DELIVERIES	*2003*	*2002*
Bombardier CRJ200	140	136
Bombardier CRJ700	50	29
Bombardier CRJ900	1	–
Bombardier Q100/200	1	3
Bombardier Q300	9	15
Bombardier Q400	19	23
Total	220	206

Regional aircraft deliveries increased in fiscal year 2003, primarily due to deliveries of Bombardier CRJ700 aircraft and a slight increase of deliveries in Bombardier CRJ200 aircraft. These increases were offset by reduced turboprop deliveries, which reflected the overall outlook in the turboprop market.

REGIONAL AIRCRAFT ORDERS				*2003*	*2002*
	Orders	*Swaps*	*Cancel-lations*	*Net orders*	*Net orders*
Bombardier CRJ200	43	12	(6)	49	150
Bombardier CRJ700	3	(5)	(5)	(7)	20
Bombardier CRJ900	–	–	(5)	(5)	20
Bombardier Q300	4	(7)	–	(3)	7
Bombardier Q400	4	–	–	4	12
Total	54	–	(16)	38	209

Orders were lower for fiscal year 2003 compared to fiscal year 2002. This was due to the poor economic conditions and uncertainty in the airline industry. Certain customers elected to swap their orders from one aircraft model to another during fiscal year 2003. Also during fiscal year 2003, cancellations for 16 aircraft were confirmed. As part of the agreement for the cancellation of 10 aircraft from one customer, that customer agreed to provide permanent financing to another customer for 20 Bombardier CRJ700 and Bombardier CRJ900 aircraft to be delivered during fiscal year 2004.

As at January 31, 2003, Bombardier Aerospace's order backlog, options and conditional orders for regional aircraft consisted of the following:

REGIONAL AIRCRAFT ORDER BACKLOG AS AT JANUARY 31, 2003	*Aircraft on firm order*	*Options and conditional orders or letters of agreement*	*Total*
Bombardier CRJ200	249	796	1,045
Bombardier CRJ700	107	305	412
Bombardier CRJ900	24	62	86
Bombardier Q100/200	–	1	1
Bombardier Q300	8	27	35
Bombardier Q400	7	49	56
Total	395	1,240	1,635

Market share

In accordance with the method used throughout the industry, the market share for Bombardier Aerospace's regional aircraft is calculated on the basis of order intake and aircraft deliveries during the calendar year, which does not correspond to Bombardier Aerospace's fiscal-year order intake and deliveries.

In calendar year 2002, order intake for the Bombardier CRJ Series in the 20- to 90-seat regional jet segment, was 46 of the 85 units ordered or a 54% market share. This compares to a 76% market share, or 230 of the 301 units ordered in 2001. Bombardier Aerospace's 76% market share in calendar year 2001 reflected two major orders. Based on aircraft deliveries, the Bombardier CRJ Series had a 59% market share or 184 of the 313 units delivered in 2002, compared to a 45% market share in 2001, representing 148 units of 330 delivered overall.

In the turboprop segment, 26 units were ordered in the 20- to 90-seat market during calendar year 2002, compared to 43 units in 2001. The Bombardier Q Series market share was 38% of the turboprop segment, with 10 firm orders during calendar year 2002, compared to a 42% market share last year, with 18 firm orders. Based on aircraft deliveries, the Bombardier Q Series market share was 60% with 29 of 48 units delivered in 2002, compared to a 71% share in 2001, or 55 of 77 units delivered.

The combined order intake for Bombardier CRJ and Bombardier Q Series aircraft earned Bombardier Aerospace a 50% unit share of the overall 20- to 90-seat segment of the regional airliner market during calendar year 2002, accounting for 56 of the 111 units ordered, compared to 72% of 344 units ordered in 2001. Bombardier's overall market share for Bombardier CRJ and Bombardier Q Series aircraft deliveries was 59% with 213 of 361 units delivered, compared to a 50% market share in calendar year 2001, or 203 of 407 units delivered.

Product development

The Bombardier CRJ900 program has progressed as expected. Type certification from Transport Canada was received in September 2002, and from the FAA in October 2002. In addition, a letter of recommendation from the JAA was received in December 2002. The first Bombardier CRJ900 aircraft was delivered to launch customer Mesa Air Group Inc. on January 30, 2003. In fiscal year 2003, Bombardier Aerospace invested $135.5 million in regional aircraft development, compared to $177.0 million in fiscal year 2002.

Market and prospects

Bombardier Aerospace expects that its deliveries for fiscal year 2004 will be at a similar level compared to fiscal year 2003, reflecting the entry into service of the Bombardier CRJ900 aircraft. Regional airlines continue to experience good performance compared to the major airlines. Historically, the share of regional airline traffic improves during industry downturns, due to regional airlines' lower cost structures and the fact that they operate smaller-capacity aircraft. Even as airlines reduced their total capacity, they added more regional aircraft flights to their networks. Regional aircraft flying increased through new routes, mainline supplement or replacement roles. Mainline supplement and replacement refers to airlines supplementing or replacing narrow-body jets with smaller regional jets in response to falling passenger traffic.

Airline Monitor reports that in the United States, for example, regional airline capacity, as measured by Available Seat Miles (ASMs), was up by 24% from October to December 2002, compared to the same period in 2001. Moreover, Revenue Passenger Miles (RPMs), a measure of paying passenger traffic, was up by 35% for the same period. This demand for regional aircraft is expected to remain strong, given the low operating cost benefits that airlines derive from them.

Although the regional jet market is performing well, the overall environment for airlines is clearly difficult. The mainline carriers in the U.S. have seen significant losses during the past two years. United Airlines and US Airways entered into Chapter 11 bankruptcy protection in 2002. Uncertainty surrounding these mainline carriers, plus the impact of the war in Iraq, have resulted in uncertain prospects for some Bombardier Aerospace regional aircraft customers. However, both of these carriers have publicly indicated that adding regional aircraft to their networks is an important component in their overall plan to restructure and exit from Chapter 11 bankruptcy protection.

Bombardier Aerospace is well positioned in the regional jet market with its Bombardier CRJ family of aircraft. In 2003, Bombardier delivered its 800th CRJ aircraft. Bombardier was and remains the first-to-market aircraft manufacturer in the 70- to 90-seat category, giving it a competitive advantage on delivery time for these products.

Bombardier Aerospace is also well positioned with the Bombardier Q Series of new-generation quiet turboprop aircraft. Although industry orders and deliveries for turboprops have fallen in recent years, Management believes there will be a continued requirement for new turboprops, due to their low operating costs and the need for turboprop operators to replace the older aircraft in their fleets.

Amphibious aircraft

Bombardier Aerospace markets the Bombardier* 415* turboprop amphibious aircraft, the only purpose-built firefighting aircraft currently available. The aircraft can also be adapted to a variety of specialized missions such as search and rescue, environmental protection, coastal patrol and transport.

Bombardier Aerospace delivered one Bombardier 415 aircraft in fiscal year 2003, compared to two in fiscal year 2002. The firefighting aircraft market is cyclical in nature and follows government procurement cycles. In September 2001, production of the aircraft was suspended until such time as the orderbook warrants. As at January 31, 2003, there was no backlog. However, the CL-215* replacement market represents a medium-term opportunity. There are currently 59 CL-215 aircraft in service worldwide, most of which are coming to the end of their economic life.

Aviation support and services

Bombardier Aerospace provides a broad range of services to customers, including training for pilots and maintenance technicians, aircraft completion services, aircraft maintenance and spare parts.

Customer training

Bombardier Aerospace offers, through joint ventures, a complete range of pilot and maintenance training programs for the Bombardier CRJ Series aircraft in Montréal, Canada, in Qingdao, China and in Berlin, Germany.

Bombardier Aerospace is the only business jet manufacturer to directly provide customized pilot and maintenance training, as well as ancillary training. The training centres are located in Montréal, Canada and at the Dallas/Fort Worth International Airport in Dallas, United States.

In addition, Bombardier Aerospace provides maintenance and support services for military pilot training. The NATO Flying Training in Canada (NFTC) program is in full operation with Canada, Denmark, the U.K., the Republic of Singapore, Italy, and Hungary as participating nations. Hungary joined the program in fiscal year 2003.

Business aircraft completions

During the year, 155 business aircraft were completed at Bombardier Aerospace's two business aircraft completion centres, located in Montréal, Canada and Tucson, United States, as well as at authorized completion centres. By comparison, 173 aircraft were completed in fiscal year 2002.

BUSINESS AIRCRAFT COMPLETIONS	2003	2002
Bombardier Learjet 31A	12	15
Bombardier Learjet 45	44	53
Bombardier Learjet 60	24	31
Bombardier Challenger 604	43	40
Bombardier Global Express	32	34
Total	155	173

Aircraft maintenance and spare parts services

Bombardier Aerospace has service centres in Fort Lauderdale, Florida; Indianapolis, Indiana; Hartford, Connecticut; Wichita, Kansas; Tucson, Arizona; and Dallas, Texas, in the United States; as well as a service centre in Berlin, Germany, which is a joint venture with Lufthansa. Bombardier Aerospace provides similar services in Europe and in the Middle East, and is also associated with 26 authorized service centres worldwide to provide complete services to operators.

Bombardier Aerospace offers maintenance and modification services to Bombardier CRJ Series operators in Bridgeport, West Virginia in the United States. Maintenance services for military aircraft are carried out mainly at the Mirabel, Canada facility.

Bombardier Aerospace also operates spare parts services through depots strategically located around the world.

Other activities

Other activities carried out by Bombardier Aerospace include component manufacturing for third parties at facilities in Montréal, Canada and in Belfast, Northern Ireland, where most of the design, development and manufacture of major airframe structures is undertaken.

Labour and workforce

The total number of Bombardier Aerospace employees at the end of the fiscal year was approximately 29,500. In fiscal year 2003, labour agreements covering 7,870 employee members of the International Association of Machinists and Aerospace Workers in Montréal, Canada were ratified. In addition, early in fiscal year 2004, Bombardier Aerospace negotiated new collective agreements with employee members of the International Association of Machinists and Aerospace Workers in Wichita, Kansas, covering 750 employees; and the Canadian Auto Workers in Toronto, Canada, covering 1,800 employees. The Wichita and Toronto employees voted in favour of their new collective agreements on March 3, 2003 and March 15, 2003, respectively.

BOMBARDIER TRANSPORTATION

Bombardier Transportation, the global leader in the rail equipment manufacturing and servicing industry, offers a full range of passenger railcars, as well as complete rail transportation systems. It also manufactures locomotives, freight cars, airport people movers, propulsion and controls and provides rail control solutions. Bombardier Transportation is also a provider of maintenance services.

For the year ended January 31, 2003, Bombardier Transportation's segmented revenues amounted to $9.4 billion, compared to $7.0 billion for the year ended January 31, 2002. EBIT for the year ended January 31, 2003 amounted to $207.1 million or 2.2% of revenues, compared to an EBIT before special items of $101.0 million or 1.4% of revenues for the year ended January 31, 2002. These increases in revenues and EBIT are mainly attributable to the consolidation of the Adtranz accounts for the full 12 months of fiscal year 2003, compared to eight months for the previous year. Other factors include the strengthening of the euro compared to the Canadian dollar and a higher level of activities on contracts in Europe.

Net interest income decreased to $102.7 million for the year ended January 31, 2003 from $129.4 million for the year ended January 31, 2002. This was due to a lower interest rate environment and higher average net assets. Bombardier Transportation is in a net interest income position as a result of the Corporation's interest allocation method described in the Overview section.

As a result, EBT reached $309.8 million or 3.3% of revenues for the year ended January 31, 2003, compared to EBT before special items of $230.4 million or 3.3% of revenues last year.

In fiscal year 2002, a special item of $74.2 million ($63.0 million after tax) was recorded relating to restructuring charges as a result of the integration of the manufacturing operations of Bombardier Transportation and Adtranz.

In fiscal year 2003, Bombardier Transportation continued to concentrate its development efforts on modularization and system standardization through product family development for light rail vehicles, metros, locomotives, commuter and regional, and intercity and high-speed trains. In addition, Bombardier Transportation developed common processes related to in-service introduction in order to improve product reliability. These development efforts are expected to reduce material and life-cycle costs for the different vehicles produced by Bombardier Transportation, as well as improve both the reliability and availability of the products. Bombardier Transportation also focused on energy-efficient and environmentally-friendly technologies for modern propulsion applications, as well as on new wayside control solutions, such as the European Rail Traffic Management System (ERTMS), in order to enhance operational safety.

The Bombardier* JetTrain* locomotive, powered by a turbine engine and developed in partnership with the U.S. Federal Railroad Administration, has successfully completed a rigorous testing program and was introduced to the market on October 15, 2002.

As at January 31, 2003, Bombardier Transportation's order backlog totalled $25.7 billion, consisting of $19.8 billion for manufacturing operations and $5.9 billion for service businesses. This compares to $16.3 billion for manufacturing operations and $4.1 billion for service businesses, for a total of $20.4 billion as at January 31, 2002. The increase in the value of the backlog as at January 31, 2003 reflects order intake of $11.7 billion and a $3.0 billion adjustment relating to the strengthening of the euro compared to the Canadian dollar.

The year-end backlog provides for a stable inflow of revenues over the coming years. Management anticipates that the rail transportation market will continue to grow in the years ahead and that Bombardier Transportation will maintain its leadership in market share. However, Bombardier Transportation operates in an industry characterized by relatively low margins compensated by low investment in net assets. The design and manufacture of complex equipment under tight time and budget constraints, and its introduction into service in often difficult circumstances can constitute significant execution and pricing risks. Bombardier Transportation is a contract-based business with major fluctuations in the size, timing and location of orders. Therefore, this has an impact on the utilization of specific facilities and resources.

Considerable efforts and resources are committed to tightly control the bidding process, to enhance the early identification and management of risks, to accelerate the deployment of common processes and systems infrastructure, and to strengthen project management and the training of personnel. These measures aim to promote greater stability of results and better margins.

In fiscal year 2003, Metronet, in which Bombardier Transportation is a 20% equity partner, was the winning consortium for the renewal, modernization and maintenance of two of the London Underground's infrastructure projects. The financial close is expected in April 2003, which is a condition for the awarding of the contract. At this time, Bombardier Transportation will be awarded firm supply contracts for metro cars, signalling, maintenance and management services. Bombardier Transportation's share

of the contracts is valued at $8.6 billion, (£3.4 billion) over 15 years, with deliveries of new products beginning in calendar year 2008. Bombardier Transportation's involvement in the London Underground contracts is excluded from the backlog.

The worldwide market for railway equipment and services is comprised of rolling stock, transportation systems, services and signalling systems. The value of the orders awarded in the worldwide market accessible to the supply industry (i.e. open to competition) was approximately $55.0 billion (€37.0 billion) in calendar year 2002. The growth of the accessible market is dependant upon demand for rolling stock, the outsourcing of services and the participation of the private sector in public transit systems. Last year, Europe remained the largest market with a 50% share of the accessible market, while North America represented approximately 28% and Asia-Pacific 11%.

Rolling stock

Rolling stock includes commuter and regional trains, intercity and high-speed trains, metro/rapid transit, light rail vehicles, locomotives and freight cars. During fiscal year 2003, Bombardier Transportation received orders for a total of $7.9 billion for all product lines, compared to $5.1 billion the previous year.

Commuter/regional rail

Bombardier Transportation offers a wide range of passenger railcars for suburban and regional markets. The product line includes electrical multiple units (EMUs), diesel multiple units (DMUs), coaches and double-deck trains.

Deliveries and work in process

In Germany, Bombardier Transportation delivered 522 regional train cars and 79 double-deck cars to Deutsche Bahn, as well as 124 commuter train cars to the city of Berlin. Elsewhere in Europe, work continued with deliveries of more than 100 double-deck and commuter cars on orders from Société nationale des chemins de fer belge, Société Nationale des Chemins de fer Français (SNCF), NS Reizigers and private operators in Europe.

In North America in fiscal year 2003, 19 bi-level commuter cars were completed for GO-Transit in Ontario, Canada and 21 such cars were completed for the Southern California Regional Rail Authority and Central Puget Sound Regional Transit Authority. Work progressed with deliveries of the first 22 cars on the order for 858 commuter cars from New York's Metropolitan Transportation Authority/Long Island Rail Road.

Major orders

Major orders received during the year can be found in the first table below.

Intercity/high-speed trains

Bombardier Transportation's product line includes DMUs, EMUs, diesel-electric multiple units (DEMUs), coaches and high-speed trains.

Deliveries and work in process

In Europe, the balance of the order from Virgin Trains for the United Kingdom's CrossCountry services, representing 224 Voyager and tilting Super Voyager DEMUs cars, was delivered during the year. A total of 231 Bombardier* Electrostar* EMUs was delivered to Connex South Eastern and GoVia, both of the United Kingdom. In addition, 100 EMUs were delivered to customers in Sweden, while work continued on orders from SNCF, Deutsche Bahn, the Swiss Federal Railways (SBB) and other European customers.

In North America, the delivery of the remaining Acela Express** cars and Maryland high-speed locomotives was completed during the year.

Major orders

Major orders received during the year can be found in the second table below.

COMMUTER/REGIONAL RAIL

CLIENT	PRODUCT	NUMBER OF CARS	VALUE (IN MILLIONS OF DOLLARS)
Long Island Rail Road	Commuter rail cars	352	941.0
Metro-North Commuter Railroad	Commuter rail cars	180	500.0
NJ Transit	Multi-level cars	100	378.0
Deutsche Bahn	Double-deck passenger coaches	65	138.0
Western Australian Government	Three-car electric commuter trains	93	102.0

INTERCITY/HIGH-SPEED TRAINS

CLIENT	PRODUCT	NUMBER OF CARS	VALUE (IN MILLIONS OF DOLLARS)
GoVia	Electrostar electric cars	460	848.0
Connex South Eastern	Electrostar EMUs	228	424.0
HSBC Rail UK Limited, to be operated by Midland Mainline	Diesel-electric multiple unit cars	127	350.0
Connex South Eastern	Suburban Electrostar cars	180	326.0
Deutsche Bahn	Seven-car ICE T high-speed trains	28	144.0
Porterbrook Leasing Company Ltd.	Turbostar DMUs	45	121.0

Metro/rapid transit

Bombardier Transportation offers a full range of vehicle technologies adapted to the needs of urban transit systems.

Deliveries and work in process

In Europe, Bombardier Transportation delivered 153 cars to the Stockholm Public Transport Authority in Sweden, 48 cars for the Berlin metro in Germany and 30 cars for the Bucharest metro in Romania. Work progressed on orders for the Hamburg and Munich metros in Germany and the Prague metro in the Czech Republic.

In North America, 270 R-142 rapid transit cars were delivered to the MTA New York City Transit and 16 Advanced Rapid Transit Mark II cars to the government of the province of British Columbia. Work continued on the MTA New York City Transit order and on the monorail system in Las Vegas.

In Asia, through a joint venture, Bombardier Transportation delivered six metro cars for Guangzhou's metro Line 2. Work continued on this order and on an order for the Shenzhen metro, both in China.

Major orders

A consortium made up of Bombardier Transportation and CAF was awarded a contract from Mexico City's transit authority, Sistema de Transporte Colectivo-Metro, for 405 subway cars, for which Bombardier's share of the order is valued at $508.0 million. Bombardier Transportation, through a joint venture, received an order for the supply of 60 metro cars (10 six-car trainsets) from the Shanghai Metro Operation Company, for which Bombardier Transportation's share is valued at $78.0 million.

Light rail vehicles

Bombardier Transportation's family of light rail vehicles includes street-trams, city-trams and Tram-Train* vehicles.

Deliveries and work in process

In Europe, Bombardier Transportation delivered 39 city-trams to the city of Rotterdam in the Netherlands, 14 street-trams and 22 city-trams to customers in the United Kingdom, 40 city-trams to the city of Cologne, 59 street-trams to other customers in Germany, and 62 city-trams and street-trams to other customers in Europe. Work continued on these orders and began on newly-signed orders.

In North America, work is continuing on the Metropolitan Council of Minneapolis contract.

Major orders

A major order was received during the year from the Transport Authority of Frankfurt in Germany for 60 low-floor trams, valued at $157.0 million. The Geneva Transport Authority in Switzerland placed an order for 21 low-floor Cityrunner trams, valued at $90.0 million.

Locomotives and freight

Locomotives are for use in intercity, regional and freight traffic. Bombardier Transportation offers electric and diesel-electric locomotives to suit the specific needs of railway operators. Freight cars are designed and manufactured for private and state-owned operators.

Deliveries and work in process

Bombardier Transportation delivered 66 electric locomotives to Deutsche Bahn, 13 to SBB, 15 to private operators in Germany and Switzerland and 52 to Trenitalia in Italy. Furthermore, 23 electric locomotives were delivered to NJ Transit in the U.S. Pursuant to an agreement with General Motor's Electro-Motive Division in the U.S., Bombardier Transportation assembled 248 diesel-electric locomotives in Mexico.

Bombardier Transportation delivered 139 freight cars to Transwaggon in Germany and 283 to private operators in Europe.

Major orders

Bombardier Transportation received an order from Trenitalia of Italy for the supply of 42 electric locomotives Class EU11, valued at $188.0 million. In addition, SBB placed an order for 40 locomotives valued at $171.0 million.

Rolling stock market and prospects

Bombardier Transportation determines its annual market share as an average based on the total value of orders in the industry over the past three years. Bombardier Transportation is the leading passenger rolling stock supplier, having secured more than one-third of worldwide orders over the past three years. In the highly competitive European market, Bombardier Transportation maintained its leading position with a 38% market share for this year and last year. In North America, Bombardier Transportation increased its market share for passenger rolling stock to 42%, compared to 37% last year. In the Asia-Pacific market, Bombardier Transportation's share of the market accounts for more than 20%. The key drivers in the rolling stock market are vehicle replacement, infrastructure investment, the public policy environment, regionalization in Europe and new entrants such as private operators. Bombardier Transportation expects that the major operators in Europe and North America will continue with fleet replacement programs in fiscal year 2004.

The orders awarded in calendar year 2002 for passenger rolling stock in the worldwide industry were valued at $20.0 billion, compared to $17.0 billion the previous year. With 54% of the orders, Europe remained the most important passenger rolling stock market. The liberalized U.K. rail market contributed significantly to this growth. The second-largest market was North America with 28%, followed by Asia-Pacific with 12%.

With a legislative agenda aimed at liberalizing the European rail industry, the European Union's goals are to open access to freight and passenger traffic for operators and to separate rail infrastructure and rail operations ownership and management, supporting market growth. This process is already underway in several European countries. The combination of renewal and modernization of the large installed fleet for passenger rail and locomotives, as well as a moderate growth of both passenger and freight traffic continue to make this market a prime focus for Bombardier Transportation. Shifts in funding priorities could delay the upgrade and expansion of the rail infrastructure.

The North American passenger rail market is driven by upcoming replacement needs for commuter and metro fleets. Additional market potential will be generated from emerging high-speed projects, where Bombardier Transportation is well positioned with the Bombardier JetTrain technology.

Asia is a promising market for rail equipment and services. A growing population, prosperity and urbanization are expected to result in investments in transportation infrastructures in order to improve quality of life and make Asian cities accessible.

Total transit systems

Bombardier Transportation develops, designs and markets complete transportation systems from high-capacity urban transit systems to short-distance people movers. Bombardier Transportation also provides the operations and maintenance services for fully automated driverless systems.

Deliveries and work in process

During the year, Bombardier Transportation, as part of the Normetro Consortium, delivered 34 light rail vehicles and began deliveries for the Metro do Porto in Portugal. It also supplied 19 CX-100* vehicles for AENA's automated people mover system in Madrid's Barajas Airport and 10 CX-100 vehicles and a Central Control/Automatic Train Control System for the Seattle Tacoma STS Airport. The design and supply of all the electrical and mechanical systems for the Vancouver SkyTrain** 20-kilometre Millennium Line was completed ahead of schedule. Work also progressed on the Dallas/Fort Worth automated people mover, Las Vegas Monorail and Nottingham Express Transit Line 1 systems. The fully automated AirTrain System for New York's JFK International Airport is scheduled to open for revenue service in calendar year 2003. The 32-vehicle order, designed with extra-wide doors to accommodate on-board luggage carts, has been delivered. AirTrain JFK will connect with two branches of New York's regional transit network.

Major orders

A consortium comprised of Bombardier Transportation and a Turkish engineering group was awarded a contract by the Eskisehir Greater City municipality to supply a 14.2-kilometre light rail transit system, including one year of operations and management support. Bombardier Transportation's share is valued at $117.0 million.

Market and prospects

Bombardier Transportation determines its annual market share as an average based on the total value of orders in this segment of the industry over the past five years, consistent with industry practice. Bombardier Transportation's average market share for the last five years is 20%.

Urbanization, population growth, Asian market recovery, increased federal funding for U.S. mass transit systems and the commitment from many European countries to improve rail transportation systems are expected to drive future growth. The transportation systems market is expected to grow from approximately $3.0 billion in 2002 to $6.0 billion in five years. Nevertheless, global economic uncertainty could delay new transit projects and increase the difficulty in obtaining new orders.

Propulsion and controls

Bombardier Transportation offers electrical propulsion systems, drives, train control and on-board train computer systems, as well as auxiliary inverters/power systems, mainly to Bombardier Transportation's internal railcar manufacturing divisions, as well as to external railcar manufacturers.

Deliveries and work in process

Deliveries to internal railcar manufacturing divisions included large series of propulsion equipment for EMUs, intercity trains, locomotives, metro and light rail vehicles for customers in Europe (U.K., Germany, Scandinavia and Italy) and China. Bombardier Transportation delivered total propulsion equipment to manufacturers whose cars are destined for New York, Washington D.C., Atlanta and Pittsburgh in the U.S., Madrid in Spain, Merida in Venezuela and Guangzhou and Shenzhen in China.

Market and prospects

The electrical propulsion and train control systems are core capabilities for Bombardier Transportation. Growth in this segment follows the trend in the new-build rolling stock and refurbishment markets. Third-party sales in markets such as China, India and Russia continue to provide growth opportunities in the electrical propulsion and train control business.

The trend towards more powerful and compact equipment will continue, supported by research and development in electrical components and the introduction of standardized and modular products. High-performance train control equipment provides extended possibilities in the area of condition monitoring, fleet management and passenger communication. The capability for managing the integration of these technologies will play a major role in allowing Bombardier Transportation to benefit from this growth potential.

Services

Bombardier Transportation provides a full range of maintenance services. These services include total train maintenance, technical support, spares and logistics management, car re-engineering/heavy overhaul and component re-engineering/overhaul. During fiscal year 2003, Bombardier Transportation received orders for a total of $2.9 billion compared to $1.8 billion the previous year.

Work in process

In Europe, under a 12-year contract in the U.K., Bombardier Transportation is providing maintenance services for the new Bombardier-built Virgin Trains. Several other maintenance contracts are ongoing in Germany and the U.K. The vehicle re-engineering and overhaul business continues to grow with major orders won in Switzerland and the U.K. In Sweden, through its membership in the Tagia joint venture, Bombardier Transportation is responsible for the maintenance of the Stockholm metro cars.

In North America, maintenance and operations services will be provided for light rail vehicles for southern New Jersey under a 10-year contract. The joint venture between Alstom and Bombardier Transportation to provide maintenance services for Amtrak's Acela** high-speed trainsets under a 10-year contract is ongoing. Maintenance services were also provided on GO-Transit's commuter train fleet in Ontario, Canada, and on commuter trains for the city of Los Angeles in the U.S.

In Australia, Bombardier Transportation is maintaining a fleet of 275 trams operating around Melbourne.

Major orders

Major orders received during the year can be found in the table below.

SERVICES

CLIENT	PRODUCT	NUMBER OF YEARS/ NUMBER OF VEHICLES	VALUE (IN MILLIONS OF DOLLARS)
GoVia	Material supply and technical support for 700 Electrostar commuter cars	20 years	638.0
Connex South Eastern	Maintenance for 228 Electrostar commuter cars	30 years	333.0
Connex South Eastern	Maintenance for 180 Suburban Electrostar commuter cars	30 years	235.0
HSBC Rail UK Limited	Maintenance for 127 diesel-electric multiple units cars	4 years	162.0
HSBC Rail UK Limited	Refurbishment of passenger coaches	302 cars	143.0
Eurotunnel operator	Modernization of locomotives	37 locomotives	135.0

Market and prospects

The growth prospects in the services business are good, due to the fact that the increasing technical complexity of vehicles and systems encourages operators to outsource maintenance to the rolling stock manufacturers. The entry of new commercially-driven private operators coupled with the liberalization of the market, and the fact that operators are expanding their business outside their home countries, increase their need to outsource fleet maintenance.

There is an emerging trend towards outsourcing maintenance to large single service providers rather than a multiplicity of smaller service providers. Bombardier Transportation has redefined its business to meet this new trend.

The services market is valued at approximately $22.0 billion per year. Due to market liberalization, it is expected to grow at an annual rate of 11%. Bombardier Transportation is among the leading suppliers with a 6% market share compared to 5% last year. Bombardier Transportation has redefined the market definition and as such the market share percentage for last year does not correspond with the percentage disclosed in last year's annual report. In the U.K., Bombardier Transportation consolidated its leadership position by securing a number of large fleet maintenance contracts in conjunction with rolling stock orders. In Germany, the first major materials supply agreement was awarded to Bombardier Transportation by Deutsche Bahn.

Rail control solutions

Bombardier Transportation's product portfolio includes integrated operation control systems, electronic and relay-interlocking, automatic train protection and automatic train operation radio-based signalling systems and wayside equipment.

Deliveries and work in process

During the current fiscal year, Bombardier Transportation put into operation the world's first Level 2 ERTMS for the SBB Pilot Line in Switzerland. In the U.K. market, Bombardier Transportation continued to work on a new signalling system for the Horsham area, which will be the first application of Bombardier's EBILOCK interlocking technology, and also commissioned the U.K.'s largest integrated control centre in Leeds. Other major highlights were the completion of automatic train protection testing in Taiwan and the commissioning of computer-based interlocking in Barcelona, Spain.

Major orders

Bombardier Transportation received an order valued at $138.0 million from Rete Ferroviaria Italiana S.p.A. for the supply of an ERTMS system, designed in response to the need to control rail traffic crossing international borders.

Market and prospects

The rail control solutions market is expected to increase from $5.3 billion in 2002 to $7.5 billion in five years. Bombardier Transportation's market share currently stands at 8%.

With the first Level 2 ERTMS in trial service in Switzerland, Bombardier Transportation is positioned to capture opportunities in this new market segment. It is estimated that the ERTMS business will grow annually from $700.0 million of new orders in 2002 to more than $1.5 billion in five years. ERTMS will open new markets, as it replaces large installed country-specific signalling systems and constitutes a prerequisite for European cross-border railway services. Funding limitations for this new infrastructure technology may delay the implementation of this new standard throughout Europe.

Significant events

Effective May 1, 2001, the Corporation acquired from DaimlerChrysler AG (DaimlerChrysler) of Stuttgart, Germany, all of the common shares of its subsidiary Adtranz. Pursuant to the terms of the Sale and Purchase Agreement (SPA), a purchase price of $725.0 million US ($1.1 billion) was agreed upon. The SPA also contemplates an adjustment to the purchase price for a maximum of €150.0 million based on the carrying value of the adjusted net assets acquired, established under U.S. generally accepted accounting principles (U.S. GAAP) as at April 30, 2001 (Net Asset Amount), provided that the minimum Net Asset Amount was delivered on the closing date.

Starting in May 2001, Adtranz, under the ownership of the Corporation, prepared its April 30, 2001 closing balance sheet under U.S. GAAP, in accordance with the provisions of the SPA for the purpose of establishing the Net Asset Amount. The resulting Net Asset Amount did not meet the minimum value contemplated in the SPA due to significant adjustments pertaining to the application of U.S. GAAP and to unrecorded costs required to complete contracts with third parties.

The Corporation announced on February 14, 2002 that discussions with DaimlerChrysler had failed to result in an agreement as to the value of the Net Asset Amount delivered at closing. In July 2002, the Corporation filed a request for arbitration with the International Chamber of Commerce in Paris.

Under the SPA, DaimlerChrysler made contractual representations and guarantees to the Corporation, including a written confirmation that the minimum Net Asset Amount was met on the closing date of April 30, 2001. The Corporation's claim for damages is largely based on material breaches of contractual representations and guarantees, including a significant deficiency in the value of the Net Asset Amount. The Corporation's claim under the request for arbitration is for an amount of €960.0 million ($1.6 billion) plus interest and costs, and its resolution will result in a reduction of goodwill, $205.6 million (€150.0 million) of which was recorded by Bombardier in fiscal year 2002.

On November 8, 2001, the Corporation filed a claim against Amtrak in the United States District Court for the District of Columbia. The claim seeks damages in excess of $200.0 million US ($305.8 million) as compensation for additional costs incurred in relation to the Acela high-speed trainsets and locomotives contracts, including costs incurred as a result of Amtrak's failure to upgrade its infrastructure to accommodate the new equipment. On December 3, 2001, Amtrak filed a Motion to Dismiss, alleging that Bombardier had failed to follow contractual dispute resolution proceedings.

The Motion to Dismiss was denied on September 30, 2002. On October 11, 2002, Amtrak gave notice of its intent to appeal the denial of that Motion to Dismiss. On November 20, 2002, Amtrak filed a counterclaim against the Corporation and a claim against Alstom Transportation Inc., alleging damages in excess of $200.0 million US ($305.8 million). A stay on all proceedings has been issued by the Appeals Court.

Labour and workforce

During fiscal year 2004, throughout Europe, 16 union agreements will be negotiated for clerical and production employees, which cover 19,000 employees, and of which 11 union agreements are industry-wide and cover 14,000 employees. In Europe, Bombardier Transportation has approximately 26,000 employees.

During fiscal year 2004, seven collective agreements for clerical and production employees are up for renewal in North America, covering 2,000 employees. In North America, Bombardier Transportation has approximately 6,000 employees.

* Trademark(s) of Bombardier Inc. or its subsidiaries.
** Acela and Acela Express are trademarks of Amtrak.
** SkyTrain is a trademark of BC Transit Corp.

BOMBARDIER RECREATIONAL PRODUCTS

Bombardier Recreational Products designs, develops, manufactures, distributes and sells snowmobiles, watercraft, all-terrain vehicles, outboard engines, snow-grooming equipment and multi-purpose tracked vehicles. It also manufactures Rotax engines that power Bombardier and other manufacturers' products.

For the year ended January 31, 2003, segmented revenues of Bombardier Recreational Products amounted to $2.5 billion, compared to $2.0 billion for the year ended January 31, 2002. This increase is mainly due to higher outboard engines sales and increased deliveries of Bombardier all-terrain vehicles (ATVs), due to the expansion of the product line.

EBIT amounted to $171.5 million or 6.9% of revenues for fiscal year 2003, compared to $175.0 million or 9.0% of revenues for the year ended January 31, 2002. The decrease in the EBIT margin reflects a different product mix resulting from higher sales of outboard engines and ATVs, which generate lower margins than mature products. In addition, poor snow accumulation in North America, most notably in the central United States, resulted in higher levels of retail sales incentives for snowmobiles.

Despite a lower interest rate environment in fiscal year 2003, growth in average net assets, mainly driven by higher activities in outboard engines, resulted in interest expense increasing to $33.1 million for fiscal year 2003 from $24.7 million the previous year.

As a result, EBT reached $138.4 million or 5.6% of revenues for fiscal year 2003, compared to $150.3 million or 7.7% of revenues for the previous year.

During the year, Bombardier Recreational Products invested $105.9 million in industrial design and product development, compared to $97.2 million in fiscal year 2002. Major projects included the ongoing development of a new family of Rotax* engines with environmentally-friendly technologies, the development of a new E-TEC* direct injection technology for outboard engines and investments in an expanded line of ATVs and outboard engines.

Bombardier Recreational Products anticipates that the markets for its products will grow modestly over the next few years. For next year, Bombardier Recreational Products anticipates market share gains in the ATV and outboard engine segments.

Snowmobiles

In the snowmobile industry, Bombardier Recreational Products is engaged in the development, design and manufacture of the Ski-Doo* line, as well as the Lynx* line, which is designed specifically for the European market.

Product development

The REV* platform is redefining snowmobile riding. It received media attention, was featured in the James Bond movie, *Die Another Day*, and was well received by consumers. Bombardier Recreational Products will leverage the success of the REV by introducing it into new snowmobile segments.

Market and prospects

The poor snow accumulation in the central U.S., Alaska and central Canada, and the weakness of the U.S. economy is expected to result in a decrease in industry retail sales in Canada and the United States. Industry retail sales are expected to decrease to approximately 160,000 units for the selling season ending March 31, 2003, compared to 184,300 units for the previous season.

While there has been an overall decrease in industry sales, Bombardier Recreational Products has strengthened its market share in North America from 30% last season to an estimated industry-leading 33% in the 2002-03 season. This increase is largely due to the introduction of the new REV platform, which has been positively received in the snowmobile industry. Due to the market slowdown, Bombardier Recreational Products retail unit sales are expected to be 52,000 units for the selling season ending March 31, 2003, compared to 55,550 units last season.

Snowmobile industry sales in Europe are expected to remain stable at an estimated level of 21,000 units for the season ending July 31, 2003. Bombardier Recreational Products is expected to remain the leader in Europe and to maintain its 47% market share with its Lynx and Ski-Doo brands.

It is expected that the key factor continuing to influence snowmobile industry retail sales is snow accumulation. Due to two consecutive winters with poor snow accumulation in North America, end-of-season 2003 dealer inventory will probably be high. In addition, it is anticipated that the replacement rate of used snowmobiles will decline due to lower usage. Given this high level of dealer inventory, industry wholesale levels are expected to be lower next year. Industry retail sales should remain relatively flat.

In Europe, it is anticipated that industry retail and wholesale levels will remain stable.

Watercraft

The activities of Bombardier Recreational Products in the watercraft industry encompass the development, design and manufacture of Sea-Doo* watercraft.

Product development

To maintain and improve its leadership position, Bombardier Recreational Products will continue to introduce watercraft that meet customer expectations and stricter emissions regulations. In the upcoming season, Bombardier Recreational Products is introducing the 2003 Sea-Doo GTX** 4-TEC* Supercharged watercraft.

Market and prospects

The watercraft industry in Canada and the United States decreased to 83,500 units for the season ended September 30, 2002, compared to 85,500 units last season. However, Bombardier Recreational Products was able to improve its leadership position by increasing its market share from 43% to 47%.

The international watercraft industry decreased by 9% to an estimated 21,000 units for the season ended September 30, 2002, compared to 23,000 units last season.

While worldwide industry sales decreased by 4%, Bombardier Recreational Products was able to increase its worldwide market share to 46%, up from 45% last year.

The stable popularity of watercraft activities and the arrival of cleaner and quieter four-stroke products is expected to stimulate demand. However, poor weather conditions and continued economic uncertainty could adversely affect the market.

All-terrain vehicles

Bombardier Recreational Products is active in the ATV industry through the development, design and manufacture of an expanding line of Bombardier ATVs.

Product development

Bombardier Recreational Products continued to broaden its line-up by entering two new ATV segments: the midsize recreational utility segment with the Bombardier* Outlander*, and the entry-level segment with the Bombardier* Rally*. Bombardier Recreational Products also launched the first-ever two-passenger ATV, the Bombardier* Traxter* MAX, to better respond to a strong trend in the family ATV market.

Market and prospects

Industry retail sales in North America increased by 6% to 863,300 units for the year ended December 31, 2002, compared to 812,300 units for the previous year. Bombardier Recreational Products' ATV retail sales increased by 57% to 21,800 units in 2002, compared to 13,900 units last season.

The international ATV market increased by 18% to an estimated 65,000 units for the year ended December 31, 2002, compared to 55,000 units last year. Bombardier Recreational Products sold 4,300 units, compared to 2,000 units the previous year.

The ATV industry is still growing in North America, but is starting to show signs of slowdown with single-digit growth in 2002. With growth slowing, the competition is intensifying. International markets are expected to continue growing, mainly in Europe.

Bombardier Recreational Products is well positioned to sustain growth in the ATV industry. With the introduction of the Outlander and the Traxter MAX, Bombardier Recreational Products continues to expand its coverage and its product line. Furthermore, Bombardier Recreational Products signed a strategic alliance agreement with Deere & Company, the world leader in agriculture, forestry and utility equipment. This agreement will enable both companies to expand their product offerings for their respective customers and authorized dealers.

Outboard engines

Bombardier Recreational Products is actively engaged in the development, design and manufacture of Johnson* and Evinrude* outboard engines, which are offered in two- or four-stroke configurations, ranging from three horsepower (hp) to 250 hp.

During fiscal year 2003, Bombardier Recreational Products ramped up production at its new manufacturing and assembly facility in Sturtevant, Wisconsin.

Product development

Bombardier Recreational Products is focusing its development efforts on revitalizing these brands, on expanding its product line, and on the continued expansion of its environmentally-friendly line of engines. Bombardier Recreational Products recently launched its E-TEC technology, which delivers cleaner, quieter and more efficient power than current industry offerings.

Market and prospects

The retail outboard market in North America reached 316,000 units for the season ended September 30, 2002, compared to 320,000 units last season. The international outboard market was estimated at 374,000 units sold wholesale in the 2002 calendar year, a 6% decrease from 397,000 units the previous year.

To rebuild the worldwide market position of the Johnson and Evinrude brands, Bombardier Recreational Products re-established Johnson and Evinrude dealer networks and signed strategic supply agreements with several boat builders in fiscal year 2003.

The outboard engine industry is mature and industry volume is expected to remain stable. In a very competitive environment, Bombardier Recreational Products is seeking to gain market share through the expansion of its product line and the introduction of new technologies, such as E-TEC.

Engines

Rotax engines are designed, developed and manufactured at Bombardier Recreational Products' Austrian facilities. These engines are used in Ski-Doo and Lynx snowmobiles, in Sea-Doo watercraft, in Bombardier ATVs and in other manufacturers' motorcycles, scooters, karts and small and ultralight aircraft.

Product development

To further enhance its objectives of offering environmentally-friendly products, meeting and exceeding the more restrictive European and American emission regulations and broadening its product line-up, Bombardier Recreational Products is actively engaged in designing and developing new-generation four-stroke and cleaner two-stroke engines. Nine new engines went into production in fiscal year 2003.

Market and prospects

In fiscal year 2003, deliveries of Rotax engines totalled 225,000 units, compared to 231,000 the previous year. For Bombardier-manufactured products, unit sales increased by 9% to 150,000 engines, compared to 137,000 the previous year, due to higher Bombardier ATV sales. For other manufacturers' products, Rotax engine unit sales totalled 75,000 for fiscal year 2003, compared to 94,000 the previous year. This reduction is mainly due to a decrease in motorcycle and scooter sales in Europe.

The industry is driven by demand for cleaner engine technologies at an affordable price. Bombardier Recreational Products intends to meet this challenge with the expansion of its 4-TEC engines in ATVs, watercraft and snowmobiles, and through the introduction of cleaner two-stroke engines in snowmobiles.

Growth in the Rotax engine market is expected to be driven primarily by Bombardier Recreational Products' expanding presence in the ATV market and by additional contracts with third parties.

BOMBARDIER CAPITAL

BC offers secured financing and leasing solutions to manufacturers, retailers and other commercial businesses, primarily in North American markets. BC targets industry sectors and product markets that fit its specialized core competencies, including services provided directly to Bombardier's manufacturing segments.

BC's continued activities are grouped into the following portfolio categories: inventory finance, commercial aircraft and industrial equipment. BC's discontinued activities are grouped into the following portfolio categories: business aircraft, receivable factoring, railcar leasing, manufactured housing, consumer finance and "other" portfolios.

The following table presents total assets under management, including on- and off-balance sheet finance receivables and assets under operating leases, before allowance for credit losses as at January 31:

(MILLIONS OF CANADIAN DOLLARS)		2003			2002	
	ON-BALANCE SHEET	OFF-BALANCE SHEET	TOTAL	ON-BALANCE SHEET	OFF-BALANCE SHEET	TOTAL
Continued portfolios						
Inventory finance	$2,953.6	$ –	$2,953.6	$ 973.7	$ 1,890.7	$ 2,864.4
Commercial aircraft						
Interim financing	848.8	–	848.8	395.9	–	395.9
Long-term leasing	451.0	–	451.0	630.1	–	630.1
	1,299.8	–	1,299.8	1,026.0	–	1,026.0
Industrial equipment	115.2	–	115.2	124.8	–	124.8
Total continued portfolios	4,368.6	–	4,368.6	2,124.5	1,890.7	4,015.2
Discontinued portfolios						
Business aircraft	2,036.3	–	2,036.3	2,223.2	–	2,223.2
Receivable factoring	1,039.4	–	1,039.4	2,481.7	–	2,481.7
Railcar leasing	61.1	1,017.8	1,078.9	65.8	1,067.9	1,133.7
Manufactured housing	434.1	–	434.1	630.7	–	630.7
Consumer finance	342.3	138.0	480.3	443.9	313.8	757.7
Other	233.8	40.5	274.3	533.0	90.0	623.0
Total discontinued portfolios	4,147.0	1,196.3	5,343.3	6,378.3	1,471.7	7,850.0
Total [1]	$8,515.6	$1,196.3	$9,711.9	$8,502.8	$ 3,362.4	$11,865.2

[1] *If the securitized inventory finance portfolio had been accounted for off-balance sheet as in the previous year (see description below), the on-balance sheet assets would have amounted to $6.4 billion, for a decrease of 24.4% over the $8.5 billion recorded last year.*

To simplify the financial reporting and to provide better visibility of the floorplan receivable activities related to inventory finance, the securitized floorplan receivable portfolios are recorded as financing transactions, and the assets and related debt are presented on the balance sheet, effective June 1, 2002 as a result of certain modifications made to the securitization agreements. This resulted in an increase in on-balance sheet finance receivables of $2.0 billion, relating to the inventory finance portfolio and an equal amount for the related short-term borrowings and long-term debt as at June 1, 2002. The Corporation's credit exposure to the securitized portfolios and the recourse of the lenders against the Corporation have not been affected by these modifications. No gain or loss was recognized as a result of these modifications. All floorplan receivables managed by BC are now presented on-balance sheet.

On September 27, 2002, the Corporation announced its decision to reduce its debt, mainly through the sale and gradual wind-down of the receivable factoring portfolios and the business aircraft financing portfolios. On April 2, 2003, the Board of Directors of the Corporation approved the plan to cease origination of BC's railcar leasing activities. BC will concentrate on inventory finance and interim financing for Bombardier Aerospace regional aircraft. Proceeds from the sale and gradual wind-down of the discontinued portfolios will be applied to the reduction of BC's debt.

Assets under management before allowance for credit losses amounted to $9.7 billion as at January 31, 2003, compared to $11.9 billion as at January 31, 2002. This 18.1% decrease was primarily due to the gradual wind-down of the discontinued portfolios, and in particular the receivable factoring portfolio. Due to the significant reduction in its

assets under management, BC will be a smaller contributor to overall profits of the Corporation for the next fiscal year.

On-balance sheet finance receivables and assets under operating leases before allowance for credit losses amounted to $8.5 billion as at January 31, 2003, compared to $8.5 billion as at January 31, 2002. The reduction which resulted mainly from the gradual wind-down of the discontinued portfolios and, in particular, the receivable factoring portfolio for an amount of $1.4 billion, was offset by bringing the securitized floorplan receivables on-balance sheet, effective June 1, 2002.

Average revenue-generating assets, which are defined as average on-balance sheet finance receivables and on- and off-balance sheet operating lease portfolios on which BC earns interest revenues and lease income, amounted to $10.5 billion for the year ended January 31, 2003, a 7.1% increase over the $9.8 billion for the year ended January 31, 2002. This increase is mainly due to the recognition of the securitized floorplan receivables on-balance sheet, effective June 1, 2002, as well as higher interim financing of commercial aircraft, partially offset by the reduction of the discontinued portfolios.

In fiscal year 2003, BC's segmented revenues amounted to $894.9 million, or 8.5% of average revenue-generating assets, compared to $966.8 million, or 9.9% of average revenue-generating assets for fiscal year 2002. This decrease in revenues is primarily due to the wind-down of the discontinued portfolios as well as a declining interest rate environment, partially offset by additional revenues from the securitized floorplan receivable portfolios, brought on-balance sheet effective June 1, 2002.

BC's EBT before special items amounted to $103.8 million, or 11.6% of revenues for fiscal year 2003, an increase over $41.4 million, or 4.3% of revenues in fiscal year 2002. This increase results from improved margins following the discontinuance of the manufactured housing and consumer finance businesses, as well as improved margins in the inventory finance businesses.

As a result of the September 26, 2001 decision to discontinue loan origination activities for the manufactured housing and the consumer products finance businesses, as well as the slowdown in the U.S. economy, which negatively affected the credit quality of the portfolios related to these businesses, a special charge of $540.4 million ($330.4 million after tax) was recorded in the third quarter ended October 31, 2001. In addition, during the same quarter, BC incurred charges of $122.1 million ($74.7 million after tax) for the write-down of the value of other assets related to these discontinued portfolios and for other related restructuring charges.

Continued portfolios

Inventory finance

BC's inventory finance activities provide floorplan financing on a secured basis to retailers purchasing inventory products in the U.S. and Canada. Primary markets are marine products, manufactured housing and motorized recreational vehicles, as well as Bombardier-manufactured recreational products.

As at January 31, 2003, inventory finance portfolios represented $3.0 billion or 34.7% of BC's on-balance sheet finance receivables and assets under operating leases, compared to $1.0 billion or 11.5% the previous year. The increase is mainly due to the recognition of the securitized floorplan receivables as on-balance sheet, effective June 1, 2002. The inventory finance portfolios represented 30.4% of assets under management as at January 31, 2003, compared to 24.1% the previous year. There were no new securitizations during the year ended January 31, 2003. Bombardier's recreational products represented 34.5% of the inventory finance portfolio as at January 31, 2003, compared to 28.1% the previous year.

Commercial aircraft

BC provides interim financing support to Bombardier Aerospace regional aircraft customers until permanent third-party financing is arranged. BC also provides long-term third-party lease financing for trade-in commercial aircraft, in connection with new commercial aircraft sales.

The commercial aircraft portfolio accounted for $1.3 billion or 15.3% of on-balance sheet finance receivables and assets under operating leases as at January 31, 2003, compared to $1.0 billion or 12.1% as at January 31, 2002. As at January 31, 2003, this portfolio represented 13.4% of assets under management, compared to 8.6% the previous year. This increase in the third-party interim financing portfolios resulted from the slowdown of year-end placement of permanent financing, due to stressed credit conditions within the airline industry. The carrying value of the commercial aircraft portfolio reflects a write-down of $82.7 million resulting mainly from the decrease in the market price of used turboprop aircraft. Pursuant to support agreements with Bombardier Aerospace, the losses arising from the write-down of this portfolio were charged back to the aerospace segment.

BC will continue to provide interim financing support for regional aircraft sales while awaiting permanent financing placement, and expects limited activities in terms of long-term lease financing.

Discontinued portfolios

Business aircraft

BC's business aircraft portfolio consists of loans and finance leases mainly to third-party purchasers of new and used business aircraft, classified as finance receivables. This portfolio also includes used aircraft with respect to trade-in business aircraft, mainly from affiliates, classified as assets under operating leases.

This portfolio amounted to $2.0 billion and represented 23.9% of BC's on-balance sheet finance receivables and assets under operating leases as at January 31, 2003, compared to $2.2 billion or 26.1% as at January 31, 2002. This portfolio included $1.2 billion of third-party loans and finance leases as at January 31, 2003, compared to

$1.1 billion as at January 31, 2002. The loan-to-value ratio of the third-party loans and finance leases portfolio was 92.3% as at January 31, 2003, compared to 83.1% as at January 31, 2002. This portfolio also included $815.0 million of used trade-in business aircraft under operating leases as at January 31, 2003, compared to $1.1 billion as at January 31, 2002. The carrying value of used trade-in business aircraft reflects a write-down of $231.3 million resulting mainly from the decrease in the market price of used business aircraft. Pursuant to support agreements with Bombardier Aerospace, the losses resulting from the write-down of this portfolio were charged back to the aerospace segment.

This portfolio amounted to 21.0% of assets under management as at January 31, 2003, compared to 18.7% the previous year.

On September 27, 2002, a decision was made to withdraw from the financing of business aircraft, including leases for new and used business aircraft. BC expects to significantly reduce this portfolio over the next several months through an orderly process combining sales and wind-downs.

Receivable factoring

BC's receivable factoring portfolio consists of third-party trade receivables which originated from the Corporation's manufacturing segments.

This portfolio amounted to $1.0 billion or 12.2% of BC's on-balance sheet finance receivables and assets under operating leases as at January 31, 2003, compared to $2.5 billion or 29.2% the previous year. This portfolio represented 10.7% of assets under management as at January 31, 2003, compared to 20.9% as at January 31, 2002. These decreases were due mainly to the Corporation's September 27, 2002 decision to wind down this portfolio. Complete wind-down is expected within fiscal year 2004, based on a typical duration of receivables of between 30 and 180 days.

Railcar leasing

On April 2, 2003, the Board of Directors of the Corporation approved the plan to cease origination of BC's railcar leasing activities. These activities consist of third-party freight car leasing as well as full-service maintenance and/or management services to owners and users of freight cars in North American markets. BC purchases freight railcars, typically from a third-party manufacturer, and subsequently enters into a sale and leaseback with a financial institution. The financial institution assumes ownership of the asset with BC as the lessee. BC then sub-leases the asset to the actual user of the equipment, typically for three to seven years. The diversified fleet averages less than five years of age.

On-balance sheet railcar leasing activities amounted to $61.1 million or 0.7% of BC's on-balance sheet finance receivables and assets under operating leases as at January 31, 2003, compared to $65.8 million or 0.8% the previous year. Railcar leasing assets accounted for $1.1 billion or 11.1% of assets under management as at January 31, 2003, compared to $1.1 billion or 9.6% the previous year.

A total of 421 cars were added to the fleet, which now stands at 16,090 units. The average utilization rate was 88% for fiscal year 2003, compared to 89% the previous year.

Manufactured housing

On September 26, 2001, BC exited the manufactured housing finance sector due to unfavourable market trends and disappointing operating performance. Manufactured housing finance activities provided U.S. retailers with financing services for consumer purchases of manufactured homes.

This portfolio amounted to $434.1 million or 5.1% of BC's on-balance sheet finance receivables and assets under operating leases as at January 31, 2003, compared to $630.7 million or 7.4% the previous year. This portfolio represented 4.5% of assets under management as at January 31, 2003, compared to 5.3% the previous year.

BC continues the controlled liquidation of the manufactured housing portfolio and expects substantial wind-down to be achieved within several years.

Manufactured housing portfolios in public securitization vehicles amounting to $2.1 billion as at January 31, 2003 ($2.6 billion as at January 31, 2002) are also serviced by BC, but are not considered assets under management following the decision to withdraw from this business, as announced on September 26, 2001.

Consumer finance

On September 26, 2001, BC also withdrew from the consumer finance segment due to poor performance and a reorientation toward businesses more closely aligned with core competencies. Consumer finance activities involved secured loans designed to enable consumers to acquire recreational products and services.

As at January 31, 2003, the on-balance sheet portfolios amounted to $342.3 million or 4.0% of BC's on-balance sheet finance receivables and assets under operating leases, compared to $443.9 million or 5.2% as at January 31, 2002. These portfolios amounted to $480.3 million or 4.9% of assets under management as at January 31, 2003, compared to $757.7 million or 6.4% as at January 31, 2002.

BC expects the consumer finance portfolios to achieve substantial wind-down within the next two years.

Other

The technology management and finance, mid-market commercial equipment finance and small ticket finance portfolios were discontinued in fiscal year 2000.

As at January 31, 2003, on-balance sheet portfolios amounted to $233.8 million, compared to $533.0 million the previous year. The on- and off-balance sheet portfolios amounted to $274.3 million as at January 31, 2003, compared to $623.0 million as at January 31, 2002.

The liquidation of these portfolios is expected to be substantially completed within one year.

Allowance for credit losses

Allowance for credit losses totalled $151.4 million as at January 31, 2003, compared to $273.3 million the previous year. The reduction of the allowance is attributable to the write-off of a portion of the retained interest and related allowance for credit losses associated with the discontinued portfolios. The amount of the allowance for the continuing portfolios increased to $45.1 million as at January 31, 2003, compared to $23.9 million the previous year. The additional allowance for the continuing portfolios is a response to the deterioration of the credit environment. Compared to the discontinued portfolios, the continued portfolios warrant a lower percentage of allowance to finance receivables due to a lower credit risk profile derived from credit enhancements such as repurchase agreements, loan guarantees and better collateral and loan-to-value positions.

Funding highlights

Funding highlights for BC are detailed in the Capital Resources section.

Risk management

Effective risk management is essential for BC to achieve its strategic goal of return commensurate with risks in the businesses. Risks that could affect the performance of BC are regularly identified, measured and monitored. These risks include credit, interest rate, operational and residual value risks.

BC controls the credit risk of its portfolios by setting limits on the total amount outstanding, obtaining collateral, monitoring the size, maturity and structure of the portfolios and by applying appropriate credit standards.

BC strives to minimize its overall debt costs while ensuring that interest margins are protected from adverse interest rate movements. To achieve this objective, BC seeks to match the interest rate characteristics of its assets and liabilities.

BC uses derivatives as part of its asset/liability management program to reduce its overall financial risk. These derivatives, primarily interest-rate swap agreements, are used to alter the interest rate sensitivity of the underlying assets or liabilities to achieve matched funding. BC's activities in the derivatives market are entirely related to accomplishing the risk management objectives arising from normal business operations. BC is not an interest-rate swap dealer, nor is it a trader in derivative securities, and has not used speculative derivative products for the purposes of generating earnings from changes in market conditions.

Operational risk is the risk of loss resulting from inadequate or failed internal controls, systems and people or unforeseen external events. In order to mitigate these risks, BC regularly reviews its operating processes, policies and controls. It continues to proactively refine its risk management processes within the governance structure of the Corporation to effectively identify, measure and mitigate various risk exposures.

Residual value risks, mostly related to the commercial aircraft long-term leasing and to "other" discontinued portfolios, stems from the potential variance between the estimated residual value at lease inception and the actual value of the assets upon termination of the lease. BC regularly assesses its exposure to residual values and has put in place systems and procedures to monitor and mitigate this risk.

The provision for credit losses is maintained at a level that BC considers adequate to absorb probable credit losses inherent in its portfolios as of the date of the financial statements. BC gauges its requirements for provision for credit losses for each portfolio using a Risk-Adjusted Return On Capital methodology (RAROC). RAROC estimates expected credit losses for each portfolio based on default likelihood, as well as the predicted severity of losses in event of default. In addition to RAROC, BC also considers other factors, such as historical loss rates and credit quality, industry, and general economic trends in assessing the level of its provision for credit losses.

BC uses various modelling tools including RAROC to determine an appropriate capital level to cover unexpected losses resulting from credit, interest rate, operational and residual value risk. BC measures its leverage considering both on- and off-balance sheet debt and views subordinated debt from Bombardier as an equity component.

Real estate services

Through Bombardier's real estate services, BC derives revenues from the development of Bombardier real estate assets earmarked for new uses, and from activities aimed at meeting the real estate needs of other Bombardier businesses.

Other revenues are generated from the sale of land to real estate developers, which involves the establishment of an urban residential community with integrated commercial and service infrastructures on land adjacent to the Bombardier Aerospace facilities in Montréal, Canada.

LIQUIDITY AND CAPITAL RESOURCES

The following discussion of the liquidity of Bombardier gives effect to the retroactive application of the changes in accounting policies for the aerospace segment described in note 1 to the Consolidated Financial Statements.

Financial position

Bombardier

Consolidated assets for the manufacturing segments amounted to $20.8 billion as at January 31, 2003, compared to $19.3 billion as at January 31, 2002, for an increase of 7%. This change results from an increase in receivables of $592.9 million, mainly due to lower factoring of receivables following the Corporation's September 27, 2002 announcement to discontinue its receivable factoring activities with BC, as well as the strengthening in the value of the euro compared to the Canadian dollar. The euro-denominated goodwill also increased by $532.0 million, resulting mainly from the translation to Canadian dollars.

Inventories are presented net of the related advances and progress billings on contracts and programs. However, advances and progress billings in excess of related costs, determined on a contract-by-contract basis, are reported as liabilities.

Inventories as at January 31, 2003 were $5.8 billion, compared to $6.2 billion the previous year. This decrease is attributable to a reduction of inventories in the aerospace segment, resulting mainly from the revision of aircraft program estimates and related write-down. This decrease was partially offset by higher inventories in the transportation segment, mainly due to the strengthening in the value of the euro compared to the Canadian dollar and a higher level of activity in Europe. Inventories in the aerospace segment, before deducting advances and progress billings, represented $5.1 billion or 49% of total inventory as at January 31, 2003, compared to $6.3 billion or 60% at the end of the previous year. Total inventories in the transportation segment represented $4.8 billion or 46% as at January 31, 2003, compared to $3.7 billion or 35% at the end of the previous year.

Total advances and progress billings amounted to $8.4 billion as at January 31, 2003, compared to $7.6 billion the previous year. This increase was due to higher advances and progress billings in the transportation segment, mainly due to the strengthening in the euro compared to the Canadian dollar. This was partially offset by lower advances in the aerospace segment, resulting from lower activities. An amount of $4.6 billion of advances and progress billings was deducted against inventory as at January 31, 2003, compared to $4.3 billion as at January 31, 2002. Advances and progress billings in excess of related costs, shown as liabilities, increased to $3.8 billion at the end of fiscal year 2003 from $3.3 billion at the end of the previous year.

Property, plant and equipment as at January 31, 2003 amounted to $5.7 billion, compared to $5.5 billion the previous year. This increase is mainly attributable to net additions during the year and the strengthening of the value of the euro compared to the Canadian dollar, partially offset by depreciation.

Bombardier decreased its investment in equity and subordinated debt in BC from $1,343.0 million to $1,286.7 million during fiscal year 2003. BC's financial leverage, determined as the ratio of on- and off-balance sheet debt to shareholders' equity and subordinated debt from Bombardier as at January 31, 2003 was 6.5 to 1, compared to 7.8 to 1 as at January 31, 2002.

Accounts payable and accrued liabilities amounted to $9.2 billion as at January 31, 2003, compared to $7.6 billion as at January 31, 2002, for an increase of $1.5 billion. Before the effect of the variation in exchange rates, this increase was mainly attributable to higher sales incentives and related provisions of $448.0 million and accrued liabilities of $209.4 million. The net effect of variations of foreign currency fluctuations, mainly related to the euro, was $621.5 million.

During fiscal year 2003, the total outstanding amount of long-term debt increased to $3.1 billion as at January 31, 2003 from $2.1 billion as at January 31, 2002.

On March 8, 2002, the Corporation issued 9,400,000 Series 4 Cumulative Redeemable Preferred Shares carrying a fixed cumulative preferential cash dividend of 6.25% per annum, payable quarterly. The net proceeds of the issuance amounted to $227.6 million.

Deferred translation adjustment included in shareholders' equity was a credit amount of $157.1 million as at January 31, 2003, compared to a credit amount of $108.5 million at the end of the previous year. This increase results mainly from the weakening of the Canadian dollar against the euro in fiscal year 2003.

BC

The portfolios of finance receivables and assets under operating leases, before allowance for credit losses, amounted to $8.5 billion as at January 31, 2003, essentially the same level as at January 31, 2002. The decrease resulting from the continued liquidation of the discontinued portfolios was offset by the effect of bringing the securitized floorplan receivables on-balance sheet during fiscal year 2003. Notes 4 and 5 to the Consolidated Financial Statements provide the details of the components of the finance receivables and assets under operating leases.

Other significant cash flow information

Bombardier Inc.

At its meeting of April 2, 2003, the Board of Directors of the Corporation re-affirmed its policy of paying dividends on the Class A Shares (Multiple Voting) and Class B Shares (Subordinate Voting). However, the Board of Directors resolved that such dividends would be no greater than $0.09 per share (plus, in the case of the Class B Shares (Subordinate Voting), a preferential dividend of $0.0015625 per share per annum) on an annual basis for the current year. As a result, the annual dividend per share, if approved by the Board of Directors, will be approximately one half of the dividend paid in fiscal year 2003. The Board of Directors of the Corporation reserves the right to modify its dividend payment policy at any time.

Bombardier

Cash flows from operations amounted to $1.5 billion for fiscal year 2003, compared to negative cash flow from operations of $537.2 million the previous year, a year-over-year improvement of $2.0 billion. The positive cash flows for fiscal year 2003 mainly arise from cash flow from operations, before net changes in non-cash balances related to operations of $968.1 million. Also contributing to the cash flow from operations for fiscal year 2003 were increases in accounts payable and accrued liabilities of $1.4 billion, and advances and progress billings in excess of related costs of $524.5 million. These increases were partially offset by higher inventories of $847.7 million and receivables of $592.9 million. The negative cash flows from operations for fiscal year 2002 resulted mainly from higher inventory levels due to changes in production rates in the aerospace segment and lower business aircraft advances, and investment in working capital of Adtranz for $716.9 million. These changes were partially offset by cash flows from operations before net changes in non-cash balances related to operations, amounting to $1.6 billion. Note 23 to the Consolidated Financial Statements provides the details of the net changes in non-cash balances related to operations.

Net investment in property, plant and equipment was $685.9 million in fiscal year 2003. In the aerospace segment, net investment in property, plant and equipment for fiscal year 2003 was $485.5 million, including investments in program tooling for the Bombardier Challenger 300. Net investment amounted to $151.3 million for the transportation segment and $49.1 million for the recreational products segment in fiscal year 2003. Net investment in property, plant and equipment was $1.1 billion in fiscal year 2002. The largest investments were for program tooling, including for the Bombardier Challenger 300, the construction of a new manufacturing facility for the production of the Bombardier CRJ700 and the Bombardier CRJ900, the expansion of production capacity for the Bombardier CRJ200 and for the construction of a new terminal at Belfast City Airport, for total additions of $656.8 million in the aerospace segment. The recreational products segment made additions to property, plant and equipment of $172.7 million in fiscal year 2002, mostly related to new manufacturing facilities and to tooling for Johnson and Evinrude engines. The transportation segment invested $305.5 million in the construction of a service centre in the U.K. for the Virgin Trains contract and to purchase equipment for other new contracts. Note 28 to the Consolidated Financial Statements provides the distribution of property, plant and equipment, intangibles assets and goodwill by geographic location.

As a result, free cash flow, defined as cash flows from operations less net additions to property, plant and equipment, amounted to $801.4 million, compared to a use of $1.7 billion the previous year.

In addition, cash flows from investing activities in fiscal year 2002 included $979.8 million, net of cash acquired, for the acquisition of the shares of Adtranz and the assets of Outboard Marine Corporation. No business acquisitions were made in fiscal year 2003.

Cash flows used in financing activities amounted to $252.8 million in fiscal year 2003, compared to cash flows from financing activities of $1.9 billion in fiscal year 2002. The cash flows used for fiscal year 2003 result mainly from the repayment of short-term borrowings of $1.1 billion, partially offset by the issuance of $866.4 million ($550.0 million US) of notes maturing on May 1, 2012 and other debts amounting to $26.4 million. Cash flows from financing activities reached $1.9 billion in fiscal year 2002, resulting mainly from increases in short-term borrowings of $986.5 million and in long-term debt of $1.2 billion.

During fiscal year 2003, dividend payments of $278.0 million were made, compared to $264.5 million the previous year. Issuance of shares to employees in relation to the share option plans for cash totalled $20.2 million (6.9 million shares) in fiscal year 2003, compared to $26.2 million (4.7 million shares) the previous year. Furthermore, net proceeds from the issuance of preferred shares totalled $227.6 million in fiscal year 2003.

As a result of the above items, Bombardier's cash and cash equivalents amounted to $741.8 million as at January 31, 2003, compared to $462.8 million at the end of the previous year.

BC

Cash flows from operating activities amounted to $490.4 million for the year ended January 31, 2003, compared to cash flows from operating activities of $193.8 million for the previous year. Positive cash flows from operations for fiscal years 2003 and 2002 result mainly from cash flows generated by operations, before the net changes in non-cash balances related to operations.

Cash flows from investing activities amounted to $1.1 billion in fiscal year 2003, compared to cash flows used in investing activities of $965.6 million the previous year. The positive cash flows for fiscal year 2003 are mainly due to a net decrease in finance receivables of $1.0 billion, due to the wind-down of the discontinued portfolios. Net disposals of assets under operating leases of $249.9 million also contributed to the positive cash flows, partially offset by repayments of advances and subordinated debt of $184.6 million to Bombardier. For fiscal year 2002, the cash flows used for investing activities mainly resulted from a net investment in finance receivables of $868.2 million.

Cash flows used in financing activities amounted to $1.4 billion in fiscal year 2003, compared to cash flows from financing activities of $749.7 million in fiscal year 2002. A net repayment of long-term debt of $733.8 million and of $707.8 million of short-term borrowings reduced cash flows in fiscal year 2003. For fiscal year 2002, net issuance of long-term debt of $1.7 billion was partially offset by reductions in short-term borrowings of $960.5 million.

As a result of the above items, BC's cash and cash equivalents amounted to $301.2 million as at January 31, 2003, compared to nil at the end of the previous year.

Capital resources

Total committed credit facilities, as at January 31, 2003, were $7.9 billion for Bombardier and $3.5 billion for BC, 62% of which have a maturity of two years or more. Of the total committed credit facilities for Bombardier and BC, $3.3 billion and $1.3 billion respectively, were available. Taking into consideration $1.0 billion of cash and cash equivalents as at January 31, 2003, the Corporation had a total of $5.7 billion of short-term capital resources as at January 31, 2003.

Total availability under Bombardier's lines of credit increased by $973.2 million for the year ended January 31, 2003, and cash and cash equivalents increased by $279.0 million, for an increase in short-term capital resources of $1.3 billion. This increase is mainly due to the July 10, 2002 net increase in its European facilities of approximately €575.0 million, the issuance of long-term debt and preferred shares of $1.1 billion and cash flows generated during fiscal year 2003. These increases were partially offset by the repayment of $802.1 million of floating-rate notes and an increase in outstanding standby letters of credit under the various syndicated bank lines. This represents new letters of credit and the replacement of existing letters of credit resulting from the Adtranz acquisition.

BC's availability under lines of credit decreased by $655.5 million during the year ended January 31, 2003, and cash and cash equivalents increased by $301.2 million, for a net decrease in short-term capital resources of $354.3 million. This net decrease results mainly from the reduction of the two principal syndicated loan facilities of $305.8 million and $230.0 million for Bombardier Capital Inc. and Bombardier Capital Ltd. respectively, as well as the repayment of maturing long-term debt of $2.1 billion. These amounts were partially offset by the issuance of $1.4 billion of notes on the European market, and cash flows generated during fiscal year 2003. The reduction of committed short-term revolving lines, bank loans and other credit facilities is in line with the decrease in assets under management at BC.

Bombardier

On July 10, 2002, the Corporation entered into a new €3.75-billion syndicated credit facility to refinance its existing €1.7-billion European credit facility and various bilateral facilities resulting from the Adtranz acquisition. The new credit facility has a committed 364-day portion of €600.0 million and a committed five-year portion of €3.15 billion. The Corporation anticipates renewing this facility at maturity. The facility may be used for the issuance of letters of credit and as liquidity back-up for the Corporation's €1.0-billion European Commercial Paper program.

On September 10, 2002, Bombardier renewed the committed 364-day, $750.0-million portion of its syndicated North American credit facility until September 2003. The Corporation anticipates renewing this facility at maturity. The committed five-year $1.0-billion portion matures in September 2005.

In April 2002, the Corporation issued notes amounting to $550.0 million US ($866.4 million) in the term-debt market, which will mature on May 1, 2012. These notes bear interest at 6.75% per annum. Also, on March 8, 2002, 9,400,000 Series 4 Preferred Shares (6.25% annual dividend rate) were issued for net proceeds of $227.6 million.

As at January 31, 2003, Bombardier had to adhere to a single financial covenant under its two main syndicated credit facilities. The ratio of total debt, defined essentially as short-term borrowings and long-term debt less subordinated debt and cash equivalents, to total capitalization (total debt as defined, plus shareholders' equity and subordinated debt) must not exceed 60%. As at January 31, 2003, the Corporation was in compliance with this financial covenant. In March 2003, the Corporation entered into amendment agreements with its lenders, under its two main syndicated credit facilities, providing that the ratio must not exceed 70% as at April 30, 2003, 60% as at July 31, and October 31, 2003, and 50% as at January 31, 2004 and thereafter at each quarter end.

In February 2001, Bombardier Inc. issued €500.0 million of fixed-rate notes due in February 2008 and £175.0 million of fixed-rate notes due in February 2006. In August 2001, Bombardier Inc. issued $250.0 million of 13-month floating-rate notes in the Canadian market, and Bombardier Corporation, a wholly-owned subsidiary of Bombardier Inc., issued €200.0 million and ¥20.0 billion of 13-month floating-rate notes in the European market. These notes were repaid in October 2002.

BC

On September 11, 2002, Bombardier Capital Inc. renewed its 364-day syndicated credit facility at a committed level of $400.0 million US, down from the existing level of $600.0 million US. Similarly, Bombardier Capital Ltd. renewed its 364-day syndicated credit facility at a level of $470.0 million, down from $700.0 million. These reductions are consistent with the reduced working capital requirements of BC, the continued wind-down of the discontinued portfolios and the modest growth expectations over the coming year for continued portfolios. These facilities mature on September 10, 2003 and are not expected to be renewed. BC also reduced a bilateral facility with a bank from $95.0 million US to $50.0 million US in September 2002 and terminated an uncommitted line of credit of $30.0 million US in June 2002.

Committed floorplan credit facilities totalled $1,328.2 million as at January 31, 2003, and the amount drawn was $1,317.0 million. These facilities relate to the securitized floorplan receivables, which were brought on-balance sheet as of June 1, 2002 (see note 10 to the Consolidated Financial Statements).

The commercial paper facilities for which the bank credit facilities act as liquidity back-up in case of a disruption in the commercial paper markets, were reduced to $1.0 billion US (from $1.2 billion US) and $470.0 million (from $700.0 million) for Bombardier Capital Inc. and Bombardier Capital Ltd. respectively.

BC was less active in the capital term-debt markets in fiscal year 2003, compared to the previous year. On May 14, 2002, BC, through an indirectly-owned subsidiary of the Corporation, issued notes amounting to €500.0 million ($703.1 million) and £300.0 million ($677.0 million) in the European market, maturing in May 2007 and May 2009, respectively. The euro notes bear interest at 6.125% and the sterling notes bear interest at 6.75%. The net proceeds from these offerings were swapped into U.S. dollars and were used, in part, to repay the long-term debt maturing at Bombardier Capital Inc. These maturing debts included $1,225.0 million US ($1,873.0 million) and ¥6.0 billion ($73.4 million). At Bombardier Capital Ltd., a $150.0-million bond maturing on June 7, 2002 was repaid. The additional maturities were repaid through cash flow from operations and proceeds from the wind-down of the discontinued portfolios. It is expected that BC will be relatively inactive in the term-debt capital markets in fiscal year 2004.

During fiscal year 2003, BC repaid advances and subordinated debt of $184.6 million to Bombardier.

During fiscal year 2002, Bombardier Capital Ltd. issued the final $100.0-million fixed-rate note under its initial medium-term note program and renewed this program for an additional $1,250.0 million. A total of $200.0 million of fixed-rate notes were issued under the renewed program during the year. Bombardier Capital Inc. completed its initial medium-term note program with the issuance of $750.0 million US of fixed- and floating-rate notes and renewed this program for an additional $4.0 billion US. Under this new program, $510.0 million US and ¥6.0 billion of floating-rate notes were issued as at January 31, 2002. Bombardier Capital Inc.'s funding program was completed with a $220.0-million US five-year private placement in December 2001.

The details of the available and outstanding amounts under the bank credit facilities and the amount of outstanding borrowings as at January 31, 2003 and 2002 are provided in notes 10 and 12 to the Consolidated Financial Statements.

Liquidity

The Corporation's term debt maturing in fiscal year 2004 is described in the table below.

BOMBARDIER		BC[1]	
AMOUNT	MATURITY	AMOUNT	MATURITY
$150.0	July 28, 2003	$ 250.0	February 20, 2003
13.2	September 1, 2003	458.7	May 30, 2003[2]
40.6	Other (various dates)	100.0	July 28, 2003
		359.3	November 21, 2003
		8.8	Other (various dates)
$203.8		$1,176.8	

[1] In addition to the term debt maturing in fiscal year 2004, $611.6 million ($400.0 million US) of long-term debt related to BC's securitized floorplan activities matures in fiscal year 2004.

[2] $300.0 million US ($458.7 million) of Putable/Callable Notes due in 2013. These notes are subject to a call option which entitles the holder thereof to purchase the notes, which are subsequently remarketed with their interest rate reset on each May 30, beginning in May 2003. If the call option is not exercised at each reset date or if the call option is exercised on any such date, but the subsequent remarketing of the notes is not successful, BC is required to redeem the notes at 100% of their aggregate principal amount. Given the current interest rate environment, the Corporation expects that the call option will be exercised in May 2003 and that, subject to the credit events described herein, the notes will be successfully remarketed.

The Corporation expects to reimburse the term debt maturing in fiscal year 2004 out of its liquidities. Of the Corporation's short-term borrowings, €600.0 million ($985.3 million) of Bombardier's European committed credit facility and $750.0 million of its North American committed credit facility mature in fiscal year 2004. At BC, $400.0 million US ($611.6 million) and $470.0 million of committed revolving lines, $1.3 billion of committed short-term borrowings related to securitized floorplan activities (see Securitizations section) and $198.5 million of bank loans and other credit facilities mature in fiscal year 2004.

It is expected that working capital requirements at BC arising from lower operating activities will reduce some of the requirements for bank lines in fiscal year 2004. It is expected that ongoing financing requirements will be met through existing bank lines, as well as cash resulting from the wind-down of discontinued portfolios.

The Corporation considers that its current credit facilities and expected capital resources will enable the implementation of investment programs, the development of new products, the support of the growth of its activities, the payment of dividends and all other expected financial requirements.

Credit support

All of Bombardier Capital Inc. and Bombardier Capital Ltd. long-term debt and bank lines provide for identical covenant and "Keepwell" packages from the Corporation. These credit enhancements are in line with those applicable to the bank credit facilities. Bombardier's "Keepwell" agreements provide for minimum ownership of 51% in Bombardier Capital Ltd. and Bombardier Capital Inc. They also provide for the injection of equity in the event that certain minimum net worth levels are not met or if a fixed charge coverage ratio falls below 1.2. Finally, they provide the undertaking of Bombardier Inc. to maintain certain existing cross-default provisions in all of its future public debt.

Off-balance sheet arrangements

In the normal course of business, the Corporation finances certain of its off-balance sheet activities through leases, securitizations and other arrangements.

a) Leases

The Corporation leases certain of its buildings and equipment and assumes operating lease obligations on trade-in aircraft. BC and Bombardier finance freight cars, used aircraft and transportation equipment through sale and leaseback structures. The Corporation's undiscounted minimum lease payments under such leases amount to $2.2 billion for sale and leaseback transactions and $1.6 billion for operating leases as at January 31, 2003. These are disclosed in note 26 to the Consolidated Financial Statements.

b) Securitizations

Bombardier

In January 2003, Bombardier entered into a $200.0-million US facility (U.S. facility) and a £50.0-million facility (U.K. facility) with two financial institutions for the securitization of trade receivables generated in the normal course of business. The $200.0-million US facility provides for a 364-day purchase commitment for trade receivables originating from North American manufacturing operations, while the £50.0-million U.K. facility provides for an uncommitted facility to purchase trade receivables from U.K.-based Bombardier Transportation operations. These securitization activities with third parties were part of an announced plan to replace Bombardier receivable factoring activity historically carried out through BC. The Corporation is pursuing additional third-party financing for its trade receivables which originated outside of North America and the U.K. In addition, the Corporation intends to increase the U.K. facility to incorporate receivables generated by Bombardier Aerospace in the U.K. The Corporation received proceeds of $217.2 million and $15.4 million on the sale of trade receivables for the U.S. and U.K. facilities respectively during fiscal year 2003.

BC

Bombardier Capital Inc. activities on the securitization market during the year ended January 31, 2003, were limited to the renewal of three private conduits (i.e. special-purpose companies that purchase assets which are financed through the issuance of commercial paper) that securitize inventory finance receivables. Two $150.0-million US facilities were renewed for one year in October 2002, one of which was temporarily increased on January 31, 2003 to $200.0 million US until April 29, 2003 to address the seasonal peak in inventory finance receivables. Also, a $427.0-million US facility was renewed in November 2002 until June 2003. The Corporation is planning to replace the $427.0-million US conduit facility with a public securitization in the first half of fiscal year 2004. In addition to the refinancing of the $427.0-million US facility, it is anticipated that Bombardier Capital Inc. will refinance a $400.0-million US public asset-backed securitization that matures on September 15, 2003. During fiscal year 2003, Bombardier Capital Ltd. renewed its inventory finance securitization facility of $140.0 million in October 2002 to August 31, 2003.

During fiscal year 2002, Bombardier Capital Inc. activities were limited to the renewal of two private conduits that securitized consumer loans, a $147.0-million US facility in December 2001 and a $250.0-million US facility in January 2002. In terms of the inventory finance portfolio, Bombardier Capital Inc. completed the financing of a $427.0-million US conduit in November 2001. During the same year, Bombardier Capital Ltd. renewed its $140.0-million inventory finance securitization facilities in October 2001 with a Canadian chartered bank.

c) Other arrangements

The Corporation's aerospace segment has entered into various agreements with third parties, through which it sells rights under certain manufacturing contracts on an ongoing basis. The amount of the rights sold totals $369.0 million as at January 31, 2003, compared to $424.0 million as at January 31, 2002. These are accounted for as advances received and deducted from inventories or presented as advances in excess of related costs. In connection with these sales, the Corporation has provided recourse to one purchaser amounting to $32.8 million as at January 31, 2003 ($27.9 million as at January 31, 2002).

The Corporation's maximum exposure under this recourse is included in note 26 to the Consolidated Financial Statements. Revenues and related profits on sales of aircraft are recognized on delivery and the sale of rights does not result in acceleration of revenues and profit recognition.

The Corporation provides administrative services to a special-purpose entity created for the purpose of financing certain aircraft sales of the Corporation in return for a market fee. As at January 31, 2003, the Corporation had no outstanding financial support with this special-purpose entity.

BC services a portfolio of loans related to the discontinued manufactured housing business. The outstanding amount of this portfolio as at January 31, 2003 was $2.1 billion ($2.6 billion as at January 31, 2002).

Credit events

Certain of the Corporation's financial commitments include provisions that could become effective in the event of the Corporation undergoing rating downgrades.

As a result of certain downgrades in the credit rating of the Corporation's unsecured indebtedness in March 2003, the Corporation may be required to provide certain of its customers with letters of credit, surety bonds or other forms of security to secure the performance of its manufacturing obligations under aircraft or transportation equipment purchase agreements. Accordingly, the Corporation's availability under its credit facilities may be reduced. In order to limit the impact of these events on the Corporation's capital resources, the Corporation is currently in discussions with these customers regarding the amount of security required. The maximum value of the security instruments which the Corporation may be required to provide is $738.6 million under existing agreements.

A rating downgrade below investment grade could result in the reimbursement of advances amounting to $327.5 million in the aerospace segment. In addition, the Corporation may be required to repurchase at fair value ($29.5 million as at January 31, 2003) the call option related to the $458.7 million ($300.0 million US) Putable/Callable Notes due in 2013 should the call holder elect early termination. The Putable/Callable Notes would become repayable at the next coupon reset date immediately following such downgrade.

Certain securitization agreements include provisions that would require the wind-down of securitization conduits from normal course collection in the event of a credit downgrade, which may require the Corporation to replace these sources of financing. As a result of the March 2003 downgrades, an amount of $200.0 million of BC securitization conduits ($160.0 million outstanding as at January 31, 2003) may have to be wound down from normal course collection. Also, a rating downgrade below investment grade could result in the wind-down of $305.8 million of Bombardier securitization conduits ($153.6 million outstanding as at January 31, 2003).

BC has entered into an agreement which governs certain off-balance sheet derivative contracts. The terms of the agreement require that for both counterparties, the mark-to-market of these contracts respect certain thresholds, depending on the respective counterparty's credit ratings. In the event the mark-to-market of these contracts for either counterparty exceeds these thresholds, the level of exposure must be brought back within the applicable limits. The Corporation currently exceeds the applicable thresholds by approximately $17.3 million.

Pension

The Corporation sponsors several domestic and foreign funded and unfunded defined benefit pension plans. The financial position of the Corporation's defined benefit pension plans is presented in note 25 to the Consolidated Financial Statements.

Funded plans are plans for which segregated plan assets are invested in trusts. These plans can be in an over- or underfunded position, depending on various factors such as investment returns. The funded plans are mainly located in North America, the United Kingdom and Switzerland. For these plans, employer cash contributions are determined in accordance with the regulatory requirements of each local jurisdiction.

Unfunded plans are plans for which there are no segregated plan assets. These plans, for which the Corporation has no prefunding obligations, are located mainly in continental Europe. In these countries, the establishment of segregated plan assets is either not permitted or not in line with local practices. The employer cash requirement for these plans corresponds to the benefit payments to be made by the plans.

Bombardier uses an early measurement date of December 31 preceding the fiscal year end for accounting purposes. For example, the pension plan results as of January 31, 2003 are measured as at December 31, 2002.

As at December 31, 2002, the pension plan deficit for the funded plans amounted to $2.0 billion ($1.1 billion as at December 31, 2001). The deficit increase is mainly due to return on plan assets of approximately negative 14% (worldwide weighted average return). Actual investment returns on plan assets were $823.1 million lower than expected during the year. Exchange rate fluctuations and the decrease in market discount rates in many countries also contributed to the increase in the deficit. A change of 25 basis points in the weighted average discount rates results in a variation of the accrued benefit obligation of approximately $250.0 million. As at the same date, the unfunded plans had a pension obligation of $640.8 million ($504.6 million as at December 31, 2001), and by their nature, were in a deficit of the same amount. The Corporation expects that these events, combined with lower investment return expectations, will increase the pension expense by approximately $75.0 million to approximately $330.0 million for fiscal year 2004.

The Corporation complies with the regulatory cash contribution requirements of each local jurisdiction, which are designed to protect participants' rights. Since the measurement basis used to determine the pension expense is, in general, more conservative than the regulatory requirements in most jurisdictions, the deficit computed to establish cash contributions is smaller than the deficit for accounting purposes for most pension plans (funding deficit). In order to reduce the funding deficit, the Corporation expects to increase its contributions to an estimated $260.0 million in fiscal year 2004, an increase of approximately $50.0 million from fiscal year 2003 contributions. Future contributions will fluctuate depending on actual investment returns in future years. A variation of 8% in fiscal year 2003 actual return would have resulted in a variation in cash contributions of approximately $25.0 million in fiscal year 2004.

For accounting purposes, the Corporation selects country-specific median assumptions after a periodic review of factors, such as long-term return expectations prepared by consultants or economists, historical investment returns, long-term inflation assumptions and input from actuaries. In order to reduce the year-to-year volatility of the pension expense, the Corporation uses a market-related valuation of assets that recognizes investment gains or losses over a three-year period from the year in which they occur. In addition, the Corporation's approach has been to reflect, in advance, the cost of future events, such as future indexing when the plans do not currently provide for such improvements, and an anticipation of future life expectancy improvements.

Due to the poor investment return over the last two years and given the Corporation's expectations of the market conditions, the investment policy is currently under review by the Corporation's pension committees. In addition, the expected long-term return on plan assets has been reduced in Canada, the U.S., the U.K. and Switzerland. In computing pension expense, the historical expected long-term return of 8% (weighted average) will be reduced to a weighted-average rate of 7.4% for fiscal year 2004. The Corporation also expects that the revised return expectations in each country will be at the median for the country. Of the expected $75.0 million pension expense increase for fiscal year 2004, approximately $25.0 million results from this change.

Financing commitment

Manufacturers of commercial aircraft customarily provide financing support to facilitate their customers' access to capital. This support may take a variety of forms, including providing assistance to customers in accessing and structuring debt and equity for aircraft acquisitions, or providing assurance that debt and equity are available to finance such acquisitions. Interim financing may be provided to customers by Bombardier while permanent financing is being arranged.

As at January 31, 2003, Bombardier had outstanding financing commitments to nine customers amounting to $5.2 billion net of third-party financing already arranged. It is anticipated that the aircraft related to these financing commitments will be delivered during the next three years. Total customer financing arranged by the Corporation in fiscal year 2003 amounted to $5.5 billion.

Bombardier anticipates that it will be able to satisfy its financing commitments to its customers in fiscal year 2004 through third-party financing. However, Bombardier's ability to satisfy its financing commitments may be affected by the financial difficulties of the commercial airline industry in general and of certain of our customers in particular, the economic slowdown in the U.S. and the Corporation's current and future credit condition.

Commitments and contingencies

In connection with the sale of certain of its products, mainly aircraft, the Corporation provides financing support on behalf of certain customers in the form of credit and residual value guarantees in order to enhance their ability to arrange third-party financing for their asset acquisition.

Credit guarantees are triggered if customers do not perform during the term of the financing (typically up to 16.5 years) under the relevant financing arrangements. Credit guarantees provide support through limited payments to the guaranteed party to mitigate default-related losses. These guarantees are collateralized by the underlying assets. The value of the underlying assets may be adversely affected by an economic downturn. Upon an event of default, the Corporation usually acts as an agent for the guaranteed parties for the repossession, refurbishment and re-marketing of the underlying assets. The Corporation typically receives a fee for these services. A claim under the guarantee may be made only upon sale of the underlying assets to a third party.

Residual value guarantees are one-time guarantees provided at the end of a financing arrangement typically ranging from 12 to 19 years. Such guarantees provide protection to the guaranteed parties in cases where the market value of the underlying asset is below the guaranteed value. In order to mitigate the Corporation's exposure, the collateral must meet certain contractual return conditions on the expiry date of the guarantee. If a residual value guarantee is exercised, it provides for a limited payment to the guaranteed parties. A claim under the guarantee may typically be made only upon sale of the underlying asset to a third party in an arms-length transaction. The value of the underlying asset may be adversely affected by an economic downturn.

When credit and residual value guarantees are provided in connection with a financing arrangement for the same underlying assets, residual value guarantees can be exercised only if the credit guarantee expires without having been exercised.

The following table summarizes the Corporation's exposure as at January 31, 2003 related to financing support provided in connection with existing aircraft deliveries:

(MILLIONS OF CANADIAN DOLLARS)	
Maximum credit risk	$1,049.4
Maximum residual value guarantee	2,871.1
Mutually exclusive exposure[1]	(818.2)
Provisions and liabilities	(918.7)
Off-balance sheet exposure	$2,183.6
Net benefit of the estimated resale value of the underlying assets	$2,163.5

[1] Certain of the residual value guarantees can only be exercised once the credit guarantees have expired without exercise, and, therefore must not be added together to calculate the combined maximum exposure.

The Corporation's risk management framework for the credit and residual value risks consists of risk control, risk measurement, risk monitoring and risk transfer. The Corporation practices active risk control through inclusion of protective covenants and securities into commercial contracts to mitigate its exposure under these guarantees. Quantitative assessments of the risk relating to these guarantees and the determination of the related provisions to be recorded in the Consolidated Financial Statements, if any, is performed using a risk-pricing model. Risk monitoring comprises ongoing management reporting of exposures, as well as active credit watch, on-site credit due diligence and active intervention. In addition, asset value trends for the Corporation's products are closely monitored. The Corporation also engages from time to time in risk transfer with third-party insurers in order to minimize its exposure to credit and residual value guarantees.

The Corporation is occasionally involved in legal litigation, claims, investigations and other legal matters. It is the Corporation's opinion that these contingencies have not had, and will not have a material impact on its financial position, except for the potential effect of its claims against DaimlerChrysler and Amtrak described in note 26 to the Consolidated Financial Statements.

Risks and uncertainties

The Corporation operates in industry segments that have a variety of risk factors and uncertainties. The risks and uncertainties described herein are not the only ones facing the Corporation. Additional risks and uncertainties not presently known to the Corporation, or that the Corporation currently believes to be immaterial, may also adversely affect its business.

Due to any of the risks and uncertainties described herein, the Corporation's business, financial condition and results of operations could be materially adversely affected.

Operational risk

The activities conducted by the Corporation's segments are subject to operational risks including competition from other businesses, performance of key suppliers, product performance warranty, regulatory risks, successful integration of new acquisitions, dependence on key personnel and reliance on information systems, all of which could affect the ability of the Corporation to meet its obligations.

Developing new products and services

The principal markets in which the Corporation's businesses operate experience changes due to the introduction of new technologies. To meet its customers' needs in these businesses, the Corporation must continuously design new, and update existing products and services and invest in and develop new technologies. Introducing new

products requires a significant commitment to research and development, which may not be successful. The Corporation's sales may suffer if it invests in products that are not accepted in the marketplace, are not approved by regulatory authorities, or if the products are not brought to market in a timely manner or become obsolete.

Fixed-term commitments

The Corporation has historically offered and will continue to offer a portion of its products on fixed-term contracts, rather than contracts in which payment is determined solely on a time-and-materials basis, mainly in the transportation segment. The Corporation generally may not terminate these contracts unilaterally. Although the Corporation often relies on tools and methodologies and past experience to reduce the risks associated with estimating, planning and performing these projects, in certain circumstances, the Corporation bears the risk of cost overruns and may be subject to late delivery penalties.

General economic conditions

Unfavourable economic conditions may adversely affect the business of the Corporation. For example, weakness or further deterioration in the financial situation of certain major U.S. carriers which are clients of the Corporation or outbreak of war or hostilities in certain regions of the world (including the escalation of hostilities or the significant prolongation of the war in Iraq), may result in lower orders or the cancellation of part of the existing backlog for certain of the Corporation's products; these could adversely affect the Corporation's financial condition and results of operations. In addition, curtailment of production activities due to unfavourable economic conditions could result in the Corporation incurring significant costs associated with temporary layoffs or termination of employees.

Foreign currency fluctuations

The Corporation is exposed to risks resulting from foreign currency fluctuations arising either from carrying its businesses from Canada in foreign currencies or through operations in foreign countries. In an effort to mitigate those risks, the Corporation makes use of derivative contracts to hedge the exposure to future cash flows in various currencies and asset/liability management, which involves mostly borrowing in foreign currencies to hedge foreign currency exposure arising from permanent investments in foreign countries.

Liquidity and access to capital resources

The Corporation requires continued access to the capital markets to support its activities, including selling asset-backed securities. To satisfy its financing needs, the Corporation relies on long-term and short-term debt and cash flow generated from operations. Any impediments to the Corporation's ability to access the capital markets, including a decline in credit ratings, the reduction of the surety market global capacity, significant changes in market interest rates, general economic conditions or the perception in the capital markets of the Corporation's financial condition or prospects, could have a material adverse effect on the Corporation's financial condition and results of operations. Credit ratings may be impacted by many external factors beyond the control of the Corporation and, accordingly, no assurance can be given that the Corporation's credit ratings will not be reduced in the future.

Restrictive debt covenants

The indentures governing certain of the Corporation's indebtedness and syndicated credit facilities contain covenants that, among other things, restrict the Corporation's ability to:

- sell all or substantially all its assets;
- incur secured indebtedness;
- engage in mergers or consolidations; and
- engage in transactions with affiliates.

These restrictions could impair the Corporation's ability to finance its future operations or its capital needs, or to engage in other business activities that may be in its interest. In addition, Bombardier is also required to comply with a single financial covenant under its two main syndicated credit facilities. The ratio of total debt, defined essentially as short-term borrowings and long-term debt less subordinated debt and cash and cash equivalents, to total capitalization (total debt, as defined, plus shareholders' equity and subordinated debt) must not exceed certain thresholds, as measured at quarter end. The Corporation's ability to comply with these ratios may be affected by events beyond its control. A breach of any of these agreements or the Corporation's inability to comply with the required financial ratio could also result in a default under its bank lines, which would permit the Corporation's lenders to declare amounts owed to them immediately payable.

Delinquencies and losses in BC's portfolio

Like all finance companies, BC faces the risk that it may not be able to collect on its finance receivables, consisting primarily of asset-based financing in the form of receivables, lease receivables and loans mostly related to floorplan financing on a secured basis to retailers purchasing inventory products, third-party interim financing of commercial aircraft and leases for new and pre-owned business and commercial aircraft, as well as third-party financing of business aircraft and related products.

Changing interest rates

BC's profitability may be directly affected by the level of and fluctuations in interest rates. BC uses derivatives as an integral part of its asset/liability management program to reduce its overall financial risk. These derivatives, particularly interest-rate swap agreements, are used to alter interest rate exposure arising from mismatches between assets and liabilities.

External business environment

The Corporation faces a number of external risk factors, specifically general economic conditions, government policies related to import and export restrictions, changing priorities and possible spending cuts by government agencies, foreign government support to export sales, volatility of fuel prices and political instability. The recreational products segment is also subject to the risks associated with volatile demand for consumer products, weather conditions as well as legislation and regulations on safety and the environment.

Warranty casualty claim losses

The products manufactured by the Corporation are highly complex and sophisticated and may contain defects that are difficult to detect and correct. Errors may be found in the Corporation's products after they are delivered to the customer. If discovered, the Corporation may not be able to correct them in a timely manner or at all. The occurrence of errors and failures in the Corporation's products could result in warranty claims or the loss of customers. Correcting such defects could require significant capital investments. Any claims, errors or failures could have an adverse effect on the Corporation's operating results and business. In addition, due to the nature of the Corporation's business, the Corporation may be subject to liability claims arising from accidents or disasters involving the Corporation's products or products for which the Corporation provided services, including claims for serious personal injuries or death. The Corporation cannot be certain that its insurance coverage will be sufficient to cover one or more substantial claims. Furthermore, there can be no assurance that the Corporation will be able to obtain insurance coverage at acceptable levels and cost in the future.

Collective bargaining agreements

The Corporation is party to several collective bargaining agreements throughout its business segments, which are subject to expiration at various times in the future. If the Corporation is unable to renew these agreements or others as they become subject to renegotiation from time to time, it could result in work stoppages and other labour disturbances, which could have a material adverse effect on the Corporation's business.

Recent accounting pronouncements

Impairment of long-lived assets

In December 2002, the Accounting Standards Board (AcSB) issued new accounting recommendations relating to the determination of long-lived asset impairment as well as recognition, measurement and disclosure of the impairment. These recommendations are effective for the Corporation's fiscal year beginning on February 1, 2004. The Corporation will adopt these new recommendations early, effective February 1, 2003. The adoption of the new recommendations is not expected to have a material impact on the Corporation's Consolidated Financial Statements.

Disposal of long-lived assets and discontinued operations

Also in December 2002, the AcSB issued new accounting recommendations providing accounting guidance for long-lived assets to be disposed of other than by sale, long-lived assets to be disposed of by sale, and presentation and disclosure for discontinued operations. These recommendations are effective for disposal activities initiated by the Corporation on or after May 1, 2003. The Corporation will adopt these new recommendations effective February 1, 2003. The adoption of the new recommendations is not expected to have a material impact on the Corporation's Consolidated Financial Statements.

Disclosure of guarantees

In February 2003, the AcSB issued AcG-14 "Disclosure of Guarantees." AcG-14 addresses the disclosures to be made by a guarantor about its obligations under guarantees. Although the guideline is only effective as of the Corporation's fiscal year beginning on February 1, 2003, the Corporation has decided to adopt the guideline's disclosure requirements in the notes to the Consolidated Financial Statements for the year ended January 31, 2003.

Hedging relationships

In December 2001, the AcSB issued AcG-13 "Hedging Relationships," as amended. In June 2002, the Emerging Issues Committee of the Canadian Institute of Chartered Accountants also issued EIC-128 "Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments." AcG-13 establishes the criteria for identification, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting. EIC-128 establishes that a free-standing derivative financial instrument that gives rise to a financial asset or financial liability and is entered into for trading or speculative purposes, or that does not qualify for hedge accounting under AcG-13, should be recognized on the balance sheet and measured at fair value, with changes in fair value recognized in current income. Both AcG-13 and EIC-128 will be effective for the Corporation's 2005 fiscal year. The Corporation has not yet determined the impact, if any, that these new accounting pronouncements will have on its Consolidated Financial Statements once they become applicable.

Future changes in accounting principles

Consolidation of special-purpose entities

On January 17, 2003, the Financial Accounting Standards Board issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (VIEs). This interpretation establishes the consolidation criteria for VIEs based on a risks-and-rewards model rather than on a control-based model. The AcSB confirmed its intention to harmonize Canadian accounting practices with the U.S. standard. A new Canadian standard is expected to be issued in April 2003 with an application date within fiscal year 2004.

The impact of the expected standard, if harmonized with the U.S. standard, has not yet been determined but could be material. However, it is anticipated that unless certain existing agreements are modified prior to the application of the standard, the Corporation will be required to consolidate certain assets previously sold to special-purpose entities and the related liabilities and non-controlling interest. The consolidation of the VIEs would not alter the Corporation's financial exposure to the assets and liabilities of the VIEs.

Multiple deliverables

In November 2002, the Emerging Issues Task Force of the U.S. Financial Accounting Standards Board reached a consensus on Issue 00-21 "Accounting for Revenue Arrangements with Multiple Deliverables," which addresses how to account for multiple-deliverable revenue arrangements and focuses on when a revenue arrangement should be separated into different revenue-generating deliverables or "units of accounting" and, if so, how the arrangement consideration should be allocated to the different deliverables or units of accounting. This consensus will be applicable to agreements entered into in fiscal periods beginning after June 15, 2003, with early adoption permitted. The Corporation has not determined whether or not the consensus reached on Issue 00-21 in the United States will result in changes to its current revenue recognition policies under generally accepted accounting principles in Canada.

SELECTED QUARTERLY FINANCIAL INFORMATION

(millions of Canadian dollars, except per share amounts)
(restated – unaudited)

FOR THE YEAR ENDED JANUARY 31, 2003	TOTAL	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER
Revenues	$23,664.9	$5,508.1	$5,767.5	$5,645.9	$ 6,743.4
Net income (loss)	$ (615.2)	$ 197.2	$ 68.0	$ 168.2	$(1,048.6)
Earnings (loss) per share					
Basic	$ (0.47)	$ 0.14	$ 0.04	$ 0.12	$ (0.77)
Diluted	$ (0.47)	$ 0.14	$ 0.04	$ 0.12	$ (0.77)

FOR THE YEAR ENDED JANUARY 31, 2002	TOTAL	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER
Revenues	$21,815.6	$4,024.6	$4,948.4	$4,998.0	$ 7,844.6
Net income (loss)	$ 36.0	$ 183.6	$ 217.7	$ (442.9)	$ 77.6
Earnings (loss) per share					
Basic	$ 0.01	$ 0.13	$ 0.16	$ (0.33)	$ 0.05
Diluted	$ 0.01	$ 0.13	$ 0.15	$ (0.33)	$ 0.05

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying Consolidated Financial Statements of Bombardier Inc. and all the information in this Annual Report are the responsibility of Management and have been approved by the Board of Directors.

The Consolidated Financial Statements have been prepared by Management in accordance with Canadian generally accepted accounting principles. The financial statements include some amounts that are based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Financial information presented elsewhere in the Annual Report is consistent with that in the Consolidated Financial Statements.

Bombardier Inc.'s policy is to maintain systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant, accurate and reliable and that the Corporation's assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that Management fulfils its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the Consolidated Financial Statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board and is comprised of a majority of outside directors. The committee meets periodically with Management, as well as the internal auditors and the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities and to review the Consolidated Financial Statements and the external auditors' report. The committee reports its findings to the Board for consideration by the Board when it approves the Consolidated Financial Statements for issuance to shareholders.

The financial statements have been audited by Ernst & Young LLP, the external auditors, in accordance with Canadian generally accepted auditing standards on behalf of the shareholders. The external auditors have full and free access to the Audit Committee.

PIERRE ALARY, CA
SENIOR VICE PRESIDENT AND INTERIM CHIEF FINANCIAL OFFICER
April 2, 2003

AUDITORS' REPORT

To the shareholders of Bombardier Inc.

We have audited the consolidated balance sheets of Bombardier Inc. as at January 31, 2003 and 2002 and the consolidated statements of income, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation.

In our opinion, these Consolidated Financial Statements present fairly, in all material respects, the financial position of the Corporation as at January 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP

CHARTERED ACCOUNTANTS
Montréal, Canada – March 5, 2003
(except for note 29, which is as at April 2, 2003)

CONSOLIDATED BALANCE SHEETS

AS AT JANUARY 31
(MILLIONS OF CANADIAN DOLLARS)

	Notes	Bombardier Inc. consolidated		Bombardier		BC	
		2003	2002 (restated – note 1)	2003	2002 (restated – note 1)	2003	2002
Assets							
Cash and cash equivalents		$ 1,043.0	$ 462.8	$ 741.8	$ 462.8	$ 301.2	$ –
Receivables	3	2,349.2	1,902.1	2,183.6	1,590.7	165.6	311.4
Finance receivables	4	7,013.3	6,398.3	–	–	7,013.3	6,398.3
Assets under operating leases	5	1,350.9	1,831.2	–	–	1,350.9	1,831.2
Inventories	6	5,821.6	6,176.7	5,821.6	6,176.7	–	–
Property, plant and equipment	7	5,871.0	5,618.3	5,723.6	5,455.2	147.4	163.1
Goodwill	8	3,244.9	2,712.9	3,244.9	2,712.9	–	–
Investment in and advances to/from BC		–	–	1,286.7	1,363.0	69.1	–
Other assets	9	2,315.5	2,140.4	1,760.3	1,579.8	555.2	560.6
		$29,009.4	$27,242.7	$20,762.5	$19,341.1	$9,602.7	$9,264.6
Liabilities							
Short-term borrowings	10	$ 2,563.6	$ 3,037.0	$ 380.8	$ 1,341.7	$2,182.8	$1,695.3
Advances to/from Bombardier		–	–	69.1	–	–	20.0
Accounts payable and accrued liabilities	11	9,575.0	8,057.4	9,167.2	7,638.9	407.8	418.5
Advances and progress billings in excess of related costs	6	3,816.0	3,291.5	3,816.0	3,291.5	–	–
Long-term debt	12	8,815.1	7,857.7	3,102.5	2,080.7	5,712.6	5,777.0
Other liabilities	13	1,498.7	1,663.0	1,485.9	1,652.2	12.8	10.8
		26,268.4	23,906.6	18,021.5	16,005.0	8,316.0	7,921.6
Shareholders' equity (Investment in BC)		2,741.0	3,336.1	2,741.0	3,336.1	1,286.7	1,343.0
		$29,009.4	$27,242.7	$20,762.5	$19,341.1	$9,602.7	$9,264.6

Commitments and contingencies 26

The accompanying summary of significant accounting policies and notes are an integral part of these Consolidated Financial Statements and provide information on the financial statement presentation.

On behalf of the Board of Directors,

PAUL M. TELLIER
DIRECTOR

JAMES E. PERRELLA
DIRECTOR

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED JANUARY 31
(MILLIONS OF CANADIAN DOLLARS)

	Notes		*2003*		*2002*
		NUMBER (in thousands)	AMOUNT	NUMBER (in thousands)	AMOUNT
					(restated – note 1)
SHARE CAPITAL	14				
Preferred shares					
Series 2		2,598	$ 65.0	12,000	$ 300.0
Series 3		9,402	235.0	–	–
Series 4		9,400	235.0	–	–
Balance at end of year – preferred shares		21,400	535.0	12,000	300.0
Common shares					
Class A Shares (Multiple Voting)					
Balance at beginning of year		342,367	47.4	347,426	48.1
Converted to Class B		(347)	(0.1)	(5,059)	(0.7)
Balance at end of year		342,020	47.3	342,367	47.4
Class B Shares (Subordinate Voting)					
Balance at beginning of year		1,028,404	848.8	1,018,625	821.9
Issued under the share option plans	15	6,916	20.2	4,720	26.2
Converted from Class A		347	0.1	5,059	0.7
Balance at end of year		1,035,667	869.1	1,028,404	848.8
Balance at end of year – common shares		1,377,687	916.4	1,370,771	896.2
Total – share capital			1,451.4		1,196.2
RETAINED EARNINGS					
Balance at beginning of year – previously reported			2,785.3		2,660.0
Effect of changes in accounting policies for aerospace programs	1		(753.9)		(399.0)
Balance at beginning of year – restated			2,031.4		2,261.0
Net income (loss)			(615.2)		36.0
Dividends:					
Preferred shares			(29.1)		(16.5)
Common shares			(248.9)		(248.0)
Share issue costs, net of tax			(5.7)		–
Other			–		(1.1)
Balance at end of year			1,132.5		2,031.4
Deferred translation adjustment			157.1		108.5
Total – shareholders' equity			$ 2,741.0		$ 3,336.1

The accompanying summary of significant accounting policies and notes are an integral part of these Consolidated Financial Statements and provide information on the financial statement presentation.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED JANUARY 31
(MILLIONS OF CANADIAN DOLLARS, EXCEPT PER SHARE AMOUNTS)

		Bombardier Inc. consolidated		Bombardier		BC	
	Notes	2003	2002	2003	2002	2003	2002
			(restated – note 1)		(restated – note 1)		
Revenues	27	$23,664.9	$21,815.6	$23,172.6	$21,238.2	$ 894.9	$ 966.8
Cost of sales and operating expenses	18, 19 and 27	22,192.1	19,892.1	21,870.6	19,365.6	724.1	915.9
Depreciation and amortization		863.8	791.6	683.8	646.6	180.0	145.0
Interest expense	19	223.4	158.9	223.4	158.9	-	-
Other income	20	(134.0)	(170.6)	(21.0)	(35.1)	(113.0)	(135.5)
Special items	21	1,310.8	1,093.5	1,310.8	431.0	-	662.5
Net (income) loss from BC		-	-	(62.9)	380.5	-	-
		24,456.1	21,765.5	24,004.7	20,947.5	791.1	1,587.9
Income (loss) before income taxes		(791.2)	50.1	(832.1)	290.7	103.8	(621.1)
Income tax expense (recovery)	22	(176.0)	14.1	(216.9)	254.7	40.9	(240.6)
Net income (loss)		$ (615.2)	$ 36.0	$ (615.2)	$ 36.0	$ 62.9	$ (380.5)
Earnings (loss) per share:	16						
Basic		$ (0.47)	$ 0.01				
Diluted		$ (0.47)	$ 0.01				

The accompanying summary of significant accounting policies and notes are an integral part of these Consolidated Financial Statements and provide information on the financial statement presentation.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JANUARY 31
(MILLIONS OF CANADIAN DOLLARS)

		Bombardier Inc. consolidated		*Bombardier*		*BC*	
	Notes	*2003*	2002	*2003*	2002	*2003*	2002
			(restated – note 1)		(restated – note 1)		
Operating activities							
Net income (loss)		$ (615.2)	$ 36.0	$ (615.2)	$ 36.0	$ 62.9	$ (380.5)
Non-cash items:							
Depreciation and amortization		863.8	791.6	683.8	646.6	180.0	145.0
Net (income) loss from BC		–	–	(62.9)	380.5	–	–
Provision for credit losses	4	119.7	117.5	–	–	119.7	117.5
Deferred income taxes	22	(314.0)	(118.8)	(348.4)	120.6	34.4	(239.4)
Special items	21	1,310.8	1,093.5	1,310.8	431.0	–	662.5
Net changes in non-cash balances related to operations	23	612.6	(2,263.2)	519.2	(2,151.9)	93.4	(111.3)
Cash flows from operating activities		1,977.7	(343.4)	1,487.3	(537.2)	490.4	193.8
Investing activities							
Additions to property, plant and equipment, net		(683.1)	(1,184.0)	(685.9)	(1,135.0)	2.8	(49.0)
Net investment in finance receivables		1,047.9	(868.2)	–	–	1,047.9	(868.2)
Additions to assets under operating leases		(1,596.9)	(1,021.1)	–	–	(1,596.9)	(1,021.1)
Disposals of assets under operating leases		1,846.8	924.2	–	–	1,846.8	924.2
Business acquisitions, net of cash acquired	2	–	(979.8)	–	(979.8)	–	–
Investment in and advances to/from BC		–	–	184.6	(90.4)	(184.6)	90.4
Other		(16.8)	(124.0)	(23.9)	(82.1)	7.1	(41.9)
Cash flows from investing activities		597.9	(3,252.9)	(525.2)	(2,287.3)	1,123.1	(965.6)
Financing activities							
Net variation in short-term borrowings		(1,786.9)	26.0	(1,079.1)	986.5	(707.8)	(960.5)
Proceeds from issuance of long-term debt		2,299.2	3,881.9	892.8	1,210.4	1,406.4	2,671.5
Repayment of long-term debt		(2,178.2)	(1,009.7)	(38.0)	(48.4)	(2,140.2)	(961.3)
Issuance of shares, net of related costs	14	249.5	26.2	249.5	26.2	–	–
Dividends paid		(278.0)	(264.5)	(278.0)	(264.5)	–	–
Cash flows from financing activities		(1,694.4)	2,659.9	(252.8)	1,910.2	(1,441.6)	749.7
Effect of exchange rate changes on cash and cash equivalents		(301.0)	25.3	(430.3)	18.3	129.3	7.0
Net increase (decrease) in cash and cash equivalents		580.2	(911.1)	279.0	(896.0)	301.2	(15.1)
Cash and cash equivalents at beginning of year		462.8	1,373.9	462.8	1,358.8	–	15.1
Cash and cash equivalents at end of year		**$ 1,043.0**	**$ 462.8**	**$ 741.8**	**$ 462.8**	**$ 301.2**	**$ –**

Supplemental information			
Cash paid for:			
– Interest		$ 446.8	$ 477.3
– Income taxes		$ 62.8	$ 79.8

The accompanying summary of significant accounting policies and notes are an integral part of these Consolidated Financial Statements and provide information on the financial statement presentation.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

For the years ended January 31, 2003 and 2002

Consolidated financial statement presentation

Bombardier Inc. is incorporated under the laws of Canada. The consolidated balance sheets are unclassified because Bombardier Inc. and its subsidiaries (the "Corporation") carry out their operations in four distinct segments, each one characterized by a specific operating cycle. Financial services and real estate activities, being distinct from Bombardier's other activities, are shown in a separate column, Bombardier Capital (BC), in the Consolidated Financial Statements.

The following describes the columns shown in these financial statements.

Bombardier Inc. consolidated

This column represents all of the activities of the Corporation on a consolidated basis, after elimination of balances and transactions between Bombardier and BC.

Bombardier

This column represents the activities of the Corporation's three manufacturing segments (aerospace, transportation and recreational products). These segments are grouped and referred to as "Bombardier." Intercompany transactions and balances within this column have been eliminated, whereas intercompany transactions and balances between Bombardier and BC have not been eliminated. Bombardier's investment in BC is accounted for in this column under the equity method and comprises BC's equity and the subordinated debt of Bombardier in BC.

BC

The BC column represents the financial services and real estate activities of the Corporation. Intercompany transactions and balances within BC have been eliminated, whereas intercompany transactions and balances between BC and Bombardier have not been eliminated.

Bombardier Inc. consolidated – Significant Accounting Policies

Basis of consolidation

The Consolidated Financial Statements include the accounts of Bombardier Inc. and its subsidiaries, substantially all of which are wholly owned. They also include the Corporation's proportionate share of its joint ventures. Most legal entities of the transportation segment use a December-31 fiscal year end. As a result, the Corporation consolidates these operations with a one-month lag with the remainder of its operations.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles (GAAP) requires Management to make estimates and assumptions, particularly as they relate to accounting for long-term contracts and aerospace programs, that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ from these estimates, and such differences could be material.

Translation of foreign currencies

Foreign operations are classified as integrated or self-sustaining. All significant foreign investees are classified as self-sustaining entities.

a) Self-sustaining foreign operations

All assets and liabilities are translated at exchange rates in effect at year end. Revenues and expenses are translated at the average exchange rates for the period. The resulting net gains or losses are included in "Deferred translation adjustment" in shareholders' equity.

b) Accounts in foreign currencies

Accounts in foreign currencies, including integrated foreign investees, are translated using the temporal method. Under this method, monetary balance sheet items are translated at the exchange rates in effect at year end and non-monetary items are translated at historical exchange rates. Revenues and expenses (other than depreciation and amortization, which are translated at the same exchange rates as the related assets) are translated at the exchange rates in effect on the transaction dates or at the average exchange rates of the period. Translation gains or losses are included in the consolidated statements of income, except those related to debt designated as an effective hedge of the Corporation's net investment in self-sustaining foreign operations, which are included in "Deferred translation adjustment" in shareholders' equity.

Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments which have maturities of less than three months at the date of acquisition. These securities are only with investment grade financial institutions.

Property, plant and equipment

Property, plant and equipment are recorded at cost. In the aerospace segment, non-recurring costs incurred once technical feasibility is proven and program launch takes place, including prototype design, development and testing, are accounted for as program tooling. Self-constructed aerospace program tooling includes interest charges incurred during construction. Depreciation is computed under the straight-line method over the following estimated useful lives as follows:

Buildings	10 to 40 years
Equipment	2 to 15 years
Aerospace program tooling	10 years
Other	3 to 20 years

Depreciation of assets under construction begins when they are ready for their intended use.

The Corporation reviews property, plant and equipment for impairment annually or whenever events or circumstances indicate a potential impairment. The carrying value of impaired assets is reduced to its net recoverable amount by way of an additional current period depreciation charge.

Income taxes

Income taxes are provided for using the liability method. Under this method, deferred income tax assets and liabilities are determined based on all significant differences between the carrying amounts and tax bases of assets and liabilities using substantively enacted tax rates and laws expected to be in effect when the differences reverse.

Earnings per share

Basic earnings per share are computed based on net income less dividends on preferred shares, divided by the weighted average number of Class A Shares (Multiple Voting) and Class B Shares (Subordinate Voting) outstanding during the year. Diluted earnings per share are computed using the treasury stock method, giving effect to the exercise of all dilutive elements.

Employee future benefits

The cost of pension and other post-retirement benefits earned by employees is actuarially determined using the projected benefit method prorated on service, and Management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and health care costs. Plan obligations are discounted using current market interest rates, and plan assets are presented at fair value. The net actuarial gains and losses over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized to income over the estimated average remaining service life of participants of approximately 16 years.

Sales of loans and receivables

Since April 1, 2001, transfers of loans and receivables in securitization transactions are recognized as sales when control over these assets is deemed to have been surrendered and consideration other than beneficial interests in the transferred assets was received. Assets retained may include interest-only strips, subordinated tranches of securities, servicing rights, over-collateralization amounts, cash reserve accounts and transferors' interests, all of which are included in receivables for the Bombardier manufacturing segments and in finance receivables for BC. When the transfer is considered a sale, all assets sold are derecognized, assets received and the liabilities incurred are recognized at fair value, and the gain or loss on the sale is recorded in other income. Such gain or loss depends in part on the previous carrying amount of the financial assets involved in the transfer. The carrying value is allocated between the assets sold and the retained interests based on their relative fair values as at the date of transfer. Fair values are obtained from quoted market prices, when available. However, quotes are generally not available for retained interests and the Corporation generally estimates fair values based on the present value of future expected cash flows using Management's best estimates for credit losses, rate of prepayment, forward yield curves, and discount rates commensurate with the risks involved.

Prior to April 1, 2001, loans and receivables transferred were recognized as sales when the significant risks and rewards of ownership were transferred to the purchaser. Transactions entered into prior to April 1, 2001 or completed subsequently pursuant to a commitment made prior to April 1, 2001, were accounted for under the former accounting standard.

Allowance for credit losses

Finance receivables and trade receivables are classified as impaired when, in the opinion of Management, there is reasonable doubt as to the ultimate collectibility of a portion of principal and interest. Accrual of interest income is suspended when the account becomes 90 days delinquent or may be suspended earlier if collection of an account becomes doubtful.

The Corporation maintains an allowance for credit losses in an amount sufficient to provide adequate protection against losses. The level of allowance is based on Management's assessment of the risks associated with each of the Corporation's portfolios, including loss and recovery experience, industry performance and the impact of current and projected economic conditions.

Derivative financial instruments

The Corporation is party to a number of derivative financial instruments, mainly foreign exchange contracts, interest-rate swap agreements and cross-currency interest-rate swap agreements used to manage currency and interest rate risks. Gains and losses on foreign exchange contracts entered into to hedge future transactions are deferred and included in the measurement of the related foreign currency transactions. Payments and receipts under interest-rate and cross-currency interest-rate swap agreements are recognized as adjustments to interest expense.

Environmental obligations

Liabilities are recorded when environmental claims or remedial efforts are probable, and the costs can be reasonably estimated. Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to future revenue generation, are expensed.

Stock-based compensation and other stock-based payments

The Corporation accounts for its share option plans for key employees and directors as capital transactions. Accordingly, the issuance of options to employees and directors does not give rise to compensation expenses in the Consolidated Statements of Income. The Corporation discloses pro forma net income and earnings per share information using the fair value based method (see note 15).

The Corporation's contributions to the employee share purchase plan are accounted for in the same manner as the related employee payroll costs.

Revenue recognition

Revenues from the sale of commercial aircraft and narrow-body business aircraft (Bombardier* Learjet*), fractional interests in business aircraft and other products and services are recognized upon delivery of products or when the services are rendered.

Wide-body business aircraft (Bombardier* Challenger* and Bombardier* Global Express*) contracts are segmented between green aircraft (i.e. before interiors and optional avionics are installed) and completion of interiors. Revenues are recognized based on green aircraft deliveries and upon final acceptance of interiors and optional avionics by customers.

Revenues from long-term contracts are recognized using the percentage-of-completion method of accounting consistent with Statement of Position 81-1 "Accounting for Performance of Construction-Type and Certain Production-Type Contracts," published by the American Institute of Certified Public Accountants (AICPA). The degree of completion is generally determined by comparing the costs incurred to the total costs anticipated for the entire contract, excluding costs that are not representative for the measure of performance.

Estimated revenues from long-term contracts include future revenues from claims when it is probable that such claims, resulting from work performed for customers in addition to the work contemplated in the original contracts, will result in additional revenues in an amount that can be reliably estimated.

Cost of sales

a) Aerospace programs

Cost of sales for commercial and business aircraft is determined using the average unit cost based on the estimated total production costs for a predetermined program quantity. Program quantities are established based on Management's assessment of market conditions and foreseeable demand at the beginning of the production stage for each program, taking into consideration, among other factors, existing firm orders and options. The average unit cost is recorded to cost of sales at the time of each aircraft delivery. Under the learning curve concept, which anticipates a predictable decrease in unit costs as tasks and production techniques become more efficient through repetition and management action, excess over-average production costs during the early stages of a program are deferred and recovered from sales of aircraft anticipated to be produced later at lower-than-average costs.

Estimates of average unit production costs and of program quantities are an integral component of average cost accounting. Management conducts quarterly reviews as well as a detailed annual review of its cost estimates, and the effect of any revisions are accounted for by way of a cumulative catch-up adjustment to income in the period in which the revision takes place.

b) Long-term contracts

Cost of sales for long-term contracts is established based on the estimated total contract costs, including material, direct labour and manufacturing overhead costs in relation to the percentage of completion. The effect of changes to total estimated profit for each contract is recognized in the period in which the determination is made and, losses, if any, are fully recognized when anticipated.

Inventory valuation

a) Aerospace programs

Inventory costs determined under the average cost accounting method include raw materials, direct labour and related manufacturing overhead, as well as excess over-average production costs.

To the extent that inventory costs are expected to exceed the total estimated sales price, charges are made to current period income to reduce inventoried costs to estimated net realizable value.

b) Long-term contracts

Long-term contracts inventory is computed under the percentage-of-completion method of accounting. It includes material, direct labour, related manufacturing overhead costs incurred and related estimated margins.

c) Other inventories

Raw materials, work in process and finished products, other than those included in long-term contracts and aerospace programs, are valued at the lower of cost (specific cost, average cost or first-in, first-out, depending on the segment) and replacement cost (raw materials) or net realizable value. The cost of work in process and finished products includes the cost of raw materials, direct labour and related manufacturing overhead.

d) Advances and progress billings

Advances received and progress billings on long-term contracts and aerospace programs are deducted from related costs in inventories. Advances and progress billings in excess of related contract costs are shown as liabilities.

Goodwill

Goodwill represents the difference between the purchase price, including acquisition costs, of businesses acquired and the fair value of the identifiable net assets acquired. Goodwill is not subject to amortization and is tested for impairment annually, or more frequently if events or circumstances indicate that the asset might be impaired. Impairment is tested by comparing the fair value of the goodwill to its carrying value. Any excess of carrying value over fair value is charged to income in the period in which the impairment is determined.

Intangible assets

Intangible assets represent the cost of acquired licenses, patents and trademarks and are amortized over their estimated useful lives, not exceeding 20 years. The carrying value of intangible assets is reviewed periodically for impairment based on an estimate of the undiscounted cash flows over the remaining period of amortization. The carrying value of impaired intangible assets is reduced to its net recoverable amount by way of an additional current period depreciation charge.

BC – Significant accounting policies

Interest income

Interest income related to finance receivables is recognized on an accrual basis, computed on the average daily finance receivables balance outstanding and is recorded in revenues.

Deferred origination costs

BC defers the direct origination costs of finance receivables. These costs are amortized on a yield basis over the expected term of the finance receivables.

Lease receivables

Assets leased under terms which transfer substantially all of the benefits and risks of ownership to customers are accounted for as direct financing leases. Income is recognized over the terms of the applicable leases in a manner that produces a constant rate of return on the lease investment and is recorded in revenues.

Assets under operating leases

Assets under operating leases are recorded at cost. Depreciation is computed under the straight-line method over periods representing their estimated useful lives. BC's rental income from assets under operating leases is recognized over the term of the lease on a straight-line basis. BC reviews assets under operating leases for impairment annually or whenever events or circumstances indicate a potential impairment. The carrying value of impaired assets is reduced to its net recoverable amount by way of an additional current period depreciation charge.

(tabular figures in millions of Canadian dollars, except share capital, share options and per share amounts)



1 Changes in accounting policies

Aerospace programs

During the year ended January 31, 2003, the Corporation changed its method of accounting for the cost of sales of regional and business aircraft from the program accounting method to the average cost accounting method. Under the average cost accounting method, production quantities for a program are based on an assessment of prevailing market conditions and anticipated demand for that aircraft, considering, among other factors, firm order backlog and options. Total program production costs are then estimated in order to determine the average unit production cost. Management conducts quarterly reviews as well as a detailed annual review of its cost estimates and program quantities, and the effect of any revisions is accounted for by way of a cumulative catch-up adjustment to income in the period in which the revision takes place. Previously, under the program accounting method, changes in estimates were accounted for prospectively over remaining program quantities.

Under the average cost accounting method, estimated average unit production costs are charged to cost of sales. As a result, the margin on each aircraft delivered varies depending on the aircraft selling price. Under the program accounting method, the cost of sale for each delivered aircraft was calculated as a percentage of the actual sale price, achieving a constant program margin percentage, revised on a regular basis.

Non-recurring costs, including prototype design and development, which were previously deferred as inventory costs and amortized over the initial program quantity or less, are now accounted for as program tooling in property, plant and equipment. Program tooling, which under the new policy includes interest charges incurred during construction, is amortized over its estimated useful life, usually a period of ten years.

These changes were adopted retroactively with restatement of prior years, reducing the Corporation's retained earnings as at February 1, 2001 by $399.0 million, representing the cumulative after-tax effect of this change on all prior periods.

The effect of the accounting changes and related revisions of program estimates, as well as the reclassification of sales concessions and finance receivables on the Corporation's Consolidated Financial Statements are as follows:

Note 1 – Changes in accounting policies (cont'd)

Consolidated statement of income

		2003
	ACCOUNTING CHANGES AND RELATED REVISIONS OF PROGRAM ESTIMATES	RECLASSIFICATIONS (NOTE 27)
Revenues	$ –	$201.4
Cost of sales and operating expenses	189.8	201.4
Depreciation and amortization	264.3	–
Interest expense	(35.2)	–
Special items (note 21)	614.7 [(1)]	–
	1,033.6	201.4
Net effect before income tax recovery	(1,033.6)	–
Income tax recovery	(317.6)	–
Net effect	$ (716.0)	$ –
Net effect on loss per share:		
Basic	$ (0.52)	
Diluted	$ (0.52)	

[(1)] *Represents the amount resulting from revisions of program estimates.*

Consolidated statement of income

				2002
	PREVIOUSLY REPORTED	ACCOUNTING CHANGES AND RELATED REVISIONS OF PROGRAM ESTIMATES	RECLASSIFICATIONS (NOTE 27)	RESTATED
Revenues	$21,633.8	$ –	$181.8	$21,815.6
Cost of sales and operating expenses	19,480.6	229.7	181.8	19,892.1
Depreciation and amortization	513.7	277.9	–	791.6
Interest expense	182.0	(23.1)	–	158.9
Other income	(170.6)	–	–	(170.6)
Special items (note 21)	1,070.2	23.3 [(1)]	–	1,093.5
	21,075.9	507.8	181.8	21,765.5
Income before income taxes	557.9	(507.8)	–	50.1
Income tax expense	167.0	(152.9)	–	14.1
Net income	$ 390.9	$ (354.9)	$ –	$ 36.0
Earnings per share:				
Basic	$ 0.27	$ (0.26)	$ –	$ 0.01
Diluted	$ 0.27	$ (0.26)	$ –	$ 0.01

[(1)] *Represents the amount resulting from revisions of program estimates.*

Consolidated balance sheet

	2003
	ACCOUNTING CHANGES AND RELATED REVISIONS OF PROGRAM ESTIMATES
Assets	
Inventories	$(3,870.2)
Property, plant and equipment	2,316.3
	$(1,553.9)
Liabilities	
Accounts payable and accrued liabilities	$ 294.0
Advances and progress billings in excess of related costs	306.1
Other liabilities	(684.1)
	(84.0)
Shareholders' equity	(1,469.9)
	$(1,553.9)

Consolidated balance sheet

	2002			
	PREVIOUSLY REPORTED	ACCOUNTING CHANGES AND RELATED REVISIONS OF PROGRAM ESTIMATES	RECLASSIFICATIONS (NOTE 27)	RESTATED
Assets				
Cash and cash equivalents	$ 462.8	$ –	$ –	$ 462.8
Receivables	1,902.1	–	–	1,902.1
Finance receivables	6,461.7	–	(63.4)	6,398.3
Assets under operating leases	1,831.2	–	–	1,831.2
Inventories	8,956.5	(2,779.8)	–	6,176.7
Property, plant and equipment	3,408.4	2,209.9	–	5,618.3
Goodwill	2,712.9	–	–	2,712.9
Other assets	2,017.0	60.0	63.4	2,140.4
	$27,752.6	$ (509.9)	$ –	$27,242.7
Liabilities				
Short-term borrowings	$ 3,037.0	$ –	$ –	$ 3,037.0
Accounts payable and accrued liabilities	7,779.4	278.0	–	8,057.4
Advances and progress billings in excess of related costs	3,019.0	272.5	–	3,291.5
Long-term debt	7,857.7	–	–	7,857.7
Other liabilities	1,969.5	(306.5)	–	1,663.0
	23,662.6	244.0	–	23,906.6
Shareholders' equity	4,090.0	(753.9)	–	3,336.1
	$27,752.6	$ (509.9)	$ –	$27,242.7

Stock-based compensation and other stock-based payments

Effective February 1, 2002, the Corporation prospectively adopted the new accounting recommendations published by the Accounting Standards Board (AcSB) relating to stock-based compensation and other stock-based payments made in exchange for goods and services. Under GAAP, certain stock-based compensation arrangements may be accounted for using the fair value based method or treated as capital transactions with no compensation charge to income.

The Corporation has elected to account for its share option plans for key employees and directors as capital transactions, and to disclose pro forma net income (loss) and earnings (loss) per share information using the fair value based method (see note 15). As a result, the adoption of the new recommendations had no effect on the Corporation's consolidated income, financial position and cash flows for the year ended January 31, 2003.

Goodwill and other intangible assets

Effective February 1, 2002, the Corporation prospectively adopted the new recommendations of the AcSB relating to goodwill and other intangible assets. Accordingly, the Corporation ceased to amortize goodwill on February 1, 2002 and adopted the goodwill impairment model introduced by the new accounting rules. Previously, goodwill was amortized on a straight-line basis over its useful life of 40 years. Under the previous accounting rules, goodwill amortization expense would have amounted to approximately $75.0 million for the year ended January 31, 2003.

Foreign currency translation

Effective February 1, 2002, the Corporation retroactively adopted the new AcSB accounting recommendations relating to foreign currency translation, whereby exchange gains and losses on the translation of foreign currency denominated long-term debt, which were previously deferred and amortized over the remaining term of the debt, are included in income for the current period. The effect of adopting these new recommendations on the Corporation's consolidated income, financial position and cash flows for the previous years and for the year ended January 31, 2003, was not material.



2 Business acquisitions

Adtranz

Effective May 1, 2001, the Corporation acquired from DaimlerChrysler AG (DaimlerChrysler) of Stuttgart, Germany, all of the common shares of its subsidiary DaimlerChrysler Rail Systems GmbH (Adtranz) based in Berlin, an integrated manufacturer of transportation equipment, for a cash consideration of $725.0 million US ($1.1 billion). The Corporation has recorded an initial adjustment of $205.6 million (€150.0 million) as a reduction of goodwill in connection with the purchase price adjustment clause of the Sale and Purchase Agreement (SPA) (see note 26). Resolution of the claim in excess of €150.0 million will be accounted for as an additional reduction of goodwill.

This acquisition has been recorded under the purchase method of accounting. The financial results of Adtranz operations have been consolidated with those of the Corporation as of May 1, 2001. The allocation of the purchase price, including acquisition costs of $40.0 million, to the net assets acquired at fair value is as follows:

Cash and cash equivalents	$ 279.5
Receivables	1,195.3
Inventories (net of advances of $1,145.2)	618.0
Property, plant and equipment	742.8
Deferred income taxes	809.8
Other assets	396.2
	4,041.6
Intercompany balance with DaimlerChrysler	(374.3)
Accounts payable and accrued liabilities	(3,224.8)
Advances and progress billings in excess of related costs	(1,571.0)
Long-term debt	(29.1)
Other liabilities	(438.5)
	(5,637.7)
Identifiable net assets at fair value	(1,596.1)
Goodwill	2,768.3
Purchase consideration	$ 1,172.2

A provision for restructuring costs amounting to $165.9 million, $64.4 million of which relates to the write-down of acquired property, plant and equipment, has been recorded in the purchase equation. The remaining amount of the provision relates to anticipated employee severance and other involuntary termination costs, as well as other exit costs.

Outboard Marine Corporation

On March 9, 2001, the Corporation acquired most of the net assets of the engine manufacturing operations of Outboard Marine Corporation for a cash consideration of $53.8 million US ($83.3 million), before acquisition costs of $3.8 million. These assets included the Johnson* and Evinrude* outboard marine engine brands and Ficht fuel-injection technology.

Net assets acquired at fair value

Receivables	$ 8.3
Inventories	76.3
Property, plant and equipment	73.8
	158.4
Accounts payable and accrued liabilities	(71.3)
Purchase consideration	$ 87.1

3 Receivables

As at January 31, 2003, Bombardier's receivables comprised trade account receivables of $1,966.0 million ($1,590.7 million as at January 31, 2002) and retained interests amounting to $217.6 million related to securitization activities, which began in January 2003. The retained interests provide credit enhancements for $386.8 million of receivables securitized on a fully-serviced basis. These receivables are not available to pay the Corporation's creditors.

The receivables were concentrated in the transportation and aerospace segments, 77% and 19% respectively, as at January 31, 2003 (86% and 9% respectively, as at January 31, 2002). They were mainly located in Europe and in North America, 56% and 34% respectively, as at January 31, 2003 (72% and 19% respectively, as at January 31, 2002).

4 Finance receivables

BC's finance receivables were as follows:

	2003			2002		
	TOTAL	WEIGHTED AVERAGE MATURITY (MONTHS)	WEIGHTED AVERAGE RATE (%)	TOTAL	WEIGHTED AVERAGE MATURITY (MONTHS)	WEIGHTED AVERAGE RATE (%)
Continued portfolios						
Inventory finance						
Securitized to third parties	$2,088.6			$ -		
Other	865.0			973.7		
	2,953.6	5	8.8	973.7	6	9.6
Commercial aircraft						
Interim financing	785.9	6	4.5	289.6	4	4.4
Long-term leasing	135.7	73	5.6	140.9	90	6.1
	921.6			430.5		
Industrial equipment	58.9	42	8.8	68.8	44	8.8
Total [1]	3,934.1			1,473.0		
Allowance for credit losses	(45.1)			(23.9)		
Total continued portfolios	3,889.0			1,449.1		
Discontinued portfolios						
Business aircraft [2]	1,221.3	55	6.2	1,169.7	61	7.2
Receivable factoring [2]	1,039.4	3	4.3	2,481.7	12	4.6
Manufactured housing [2] [3]	434.1	258	11.6	630.7	267	11.7
Consumer finance [2]	342.3	89	11.4	443.9	98	11.5
Other [4]	193.5	21	9.0	472.6	28	8.6
Total [5]	3,230.6			5,198.6		
Allowance for credit losses	(106.3)			(249.4)		
Total discontinued portfolios	3,124.3			4,949.2		
	$7,013.3			$6,398.3		

(1) Includes $795.6 million of loans, $2,953.6 million of receivables and $184.9 million of lease receivables as at January 31, 2003 ($147.8 million, $973.7 million and $351.5 million respectively, as at January 31, 2002).

(2) Management decided to exit the business aircraft financing and receivable factoring activities during the year ended January 31, 2003, and the manufactured housing and consumer finance activities during the year ended January 31, 2002. As a result, the related portfolios have been reclassified as discontinued portfolios.

(3) In addition, manufactured housing portfolios in public securitization vehicles amounting to $2,096.1 million as at January 31, 2003 ($2,635.3 million as at January 31, 2002) were serviced by BC.

(4) Includes the technology management and finance, mid-market equipment commercial finance and small ticket finance portfolios.

(5) Includes $1,828.1 million of loans, $1,038.5 million of receivables and $364.0 million of lease receivables as at January 31, 2003 ($2,222.7 million, $2,481.7 million and $494.2 million respectively, as at January 31, 2002).

Product description

a) Continued portfolios

The inventory finance portfolio represents mainly floorplan receivables arising primarily from the financing of Bombardier and third-party products owned by retailers. These receivables are generally collateralized by the related inventory and are secured by repurchase agreements with distributors or manufacturers. In the event of default, BC may repossess the products from a retailer within a time period specified in the agreement and may require the distributors or manufacturers to repurchase them for a cash consideration equal to the outstanding balance.

Effective June 1, 2002, certain modifications were made to the securitization agreements related to the floorplan receivable portfolios. As a result, the Corporation regained control, for accounting purposes, over these portfolios and, accordingly, an amount of $1,982.6 million of securitized receivables and the related short-term borrowings and long-term debt were recognized on the balance sheet as of that date. No gains or losses resulted from these transactions.

Finance receivables also include loans and lease receivables related to interim and long-term financing of commercial aircraft, as well as industrial equipment. The loans and lease receivables are generally collateralized by the related assets.

b) Discontinued portfolios

The business aircraft portfolio consists of loans and finance lease receivables, mainly with third-party purchasers of new and used business aircraft.

Receivable factoring consists of third-party trade receivables originated from Bombardier's manufacturing segments. They are generally collateralized by the related assets.

Manufactured housing loans consist of contractual promises made by the buyers of manufactured housing units in the United States to pay amounts owed under retail installment sales contracts. BC obtains a security interest in the housing units purchased.

Consumer finance loans relate primarily to the financing of third-party recreational products in the form of revolving credit and installment loans, secured by the related recreational products, to consumers in the United States.

Lease receivables

Lease receivables are concentrated in the commercial aircraft long-term leasing and the business aircraft portfolios, as well as the "other" discontinued portfolios and consist of the following, before allowance for credit losses:

	2003		2002	
	CONTINUED	DISCONTINUED	CONTINUED	DISCONTINUED
Total minimum lease payments	$ 216.2	$ 461.5	$ 392.0	$ 563.2
Unearned income	(31.3)	(108.7)	(40.5)	(103.8)
Unguaranteed residual value	–	11.2	–	34.8
	$ 184.9	$ 364.0	$ 351.5	$ 494.2

The minimum lease payments for the next five fiscal years and thereafter are as follows:
2004 – $284.4 million; 2005 – $95.5 million; 2006 – $73.5 million; 2007 – $45.9 million, 2008 – $43.6 million and $134.8 million thereafter.

Credit facilities

BC has provided certain of its third-party customers with lines of credit totalling $670.7 million and $2,518.9 million US as at January 31, 2003 ($703.0 million and $2,582.0 million US as at January 31, 2002). The unused portion of these facilities amounted to $168.1 million and $907.4 million US as at January 31, 2003 ($268.9 million and $1,055.7 million US as at January 31, 2002). These lines of credit are generally committed for periods not exceeding one year.

Note 4 – Finance receivables (cont'd)

Allowance for credit losses

Changes in the allowance for credit losses were as follows:

	2003	*2002*
Balance at beginning of year	$ 273.3	$ 133.0
Provision for credit losses	119.7	657.9
Amounts charged off – net of recoveries	(241.6)	(517.6)
Balance at end of year	$ 151.4	$ 273.3

The provision for credit losses included a special charge of $540.4 million for the year ended January 31, 2002 (see note 21).

Impaired finance receivables amounted to $39.8 million and $217.5 million as at January 31, 2003 for continued and discontinued portfolios respectively ($23.7 million and $269.9 million respectively, as at January 31, 2002). Repossessed assets amounted to $30.5 million and $41.3 million as at January 31, 2003 and 2002 respectively. The allowance for credit losses has been established after taking into consideration expected recoveries from impaired finance receivable collections of principal and interest, and from collateral realizations.

Geographic distribution

The geographic distribution of finance receivables, before allowance for credit losses, was as follows:

2003	CANADA	UNITED STATES	WESTERN EUROPE	OTHER	TOTAL
Loans	$127.8	$2,231.4	$207.1	$ 57.4	$2,623.7
Receivables	774.6	2,896.8	310.2	10.5	3,992.1
Lease receivables	62.1	247.1	106.0	133.7	548.9
	$964.5	$5,375.3	$623.3	$201.6	$7,164.7

2002	CANADA	UNITED STATES	WESTERN EUROPE	OTHER	TOTAL
Loans	$ 149.6	$1,792.5	$288.3	$140.1	$2,370.5
Receivables	1,145.0	2,090.6	219.8	–	3,455.4
Lease receivables	105.8	470.1	145.7	124.1	845.7
	$1,400.4	$4,353.2	$653.8	$264.2	$6,671.6

No single customer represented more than 10% of BC's finance receivables as at January 31, 2003 and 2002.

Securitizations and other transfers of receivables

BC periodically transfers inventory finance receivables to third-party special-purpose entities (SPEs). The SPEs issue various asset-backed securities representing interests in the assets transferred. Effective June 1, 2002, BC regained control, for accounting purposes, of these transferred assets. Accordingly, they were recognized on the consolidated balance sheet at that date and any subsequent transfer of receivables to SPEs was not recognized as a sale for accounting purposes. During the years ended January 31, 2003 and 2002, BC sold $1,193.2 million and $3,860.0 million of floorplan finance receivables to revolving securitization SPEs. In addition to the finance receivables presented on its consolidated balance sheet as at January 31, 2002, BC was servicing $1,890.7 million of securitized floorplan finance receivables as at that date. BC was also servicing finance receivables sold to third parties related to its discontinued portfolios, amounting to $178.5 million as at January 31, 2003 ($403.8 million as at January 31, 2002).

BC retains interests in the finance receivables sold to SPEs, including interest-only strips (representing the present value of the SPEs' expected future excess cash flows), subordinated tranches of securities, servicing rights, over-collateralization amounts, cash reserve accounts and transferor interests. BC retained interests amounting to $113.7 million as at January 31, 2003 ($827.5 million as at January 31, 2002) in the finance receivables sold to SPEs. BC records fee income in connection with the retained servicing rights. BC's retained interests are presented with the related finance receivable portfolios. The credit enhancements provided in order to achieve certain credit ratings for the asset-backed securities issued by the off-balance sheet SPEs were not significant as at January 31, 2003.

5 Assets under operating leases

BC's assets under operating leases were as follows:

	2003		2002	
	COST	NET BOOK VALUE	COST	NET BOOK VALUE
Continued portfolios				
Commercial aircraft	$ 453.4	$ 378.2	$ 645.2	$ 595.5
Industrial equipment	73.0	56.3	61.7	56.0
	526.4	434.5	706.9	651.5
Discontinued portfolios				
Business aircraft [1]	907.1	815.0	1,133.0	1,053.5
Freight cars [2]	79.5	61.1	81.0	65.8
Other	71.4	40.3	88.7	60.4
	1,058.0	916.4	1,302.7	1,179.7
	$1,584.4	$1,350.9	$2,009.6	$1,831.2

[1] On September 27, 2002, Management announced its decision to exit the business aircraft financing activities. As a result, this portfolio has been reclassified as a discontinued portfolio.

[2] On April 2, 2003, the Board of Directors of the Corporation approved the plan to cease origination of the railcar leasing portfolio. As a result, this portfolio has been reclassified as a discontinued portfolio.

The weighted average maturity of the operating leases was 56 months as at January 31, 2003 (52 months as at January 31, 2002).

Depreciation of assets under operating leases was $168.5 million for the year ended January 31, 2003 ($132.4 million for the year ended January 31, 2002) and is included in depreciation and amortization.

BC also manages a portfolio of freight cars under operating leases whereby BC is the lessee/sub-lessor. The net present value of the minimum lease payments payable by BC pursuant to these arrangements was $1,017.8 million as at January 31, 2003 ($1,067.9 million as at January 31, 2002). BC's undiscounted minimum lease payments related to this portfolio are included in note 26.

6 Inventories

	2003	2002
		(restated – note 1)
Raw materials and work in process	$ 386.9	$ 545.4
Aerospace programs	2,184.1	2,409.6
Long-term contracts	1,711.2	1,793.4
Finished products	1,539.4	1,428.3
	$5,821.6	$6,176.7

Aerospace programs

As at January 31, aerospace program inventory includes the following excess over-average production costs:

	2003	2002
		(restated – note 1)
Regional aircraft		
Bombardier* CRJ* Series	$ 334.1	$ 171.0
Bombardier* Q* Series	93.3	439.3
Business aircraft		
Bombardier Learjet Series	379.0	448.2
Bombardier Global Series	483.2	404.6
	$1,289.6	$1,463.1

The excess over-average production costs recoverable from existing firm orders amounted to $514.5 million as at January 31, 2003. Management expects to recover the balance of excess over-average production costs from future customers' orders.

Anticipated proceeds from future sales of aircraft for each program exceeded the related costs in inventory as at January 31, 2003 and 2002, plus the estimated additional production costs still to be incurred for each program. However, substantial amounts of unrecoverable costs may eventually be charged to expense in a given year, if fewer than the aircraft program quantity are sold, the proceeds from future sales of aircraft are lower than those currently estimated, or the costs to be incurred to complete the programs exceed current estimates.

As at January 31, 2003, 16 new aircraft amounting to $243.9 million were included in finished products (23 new aircraft amounting to $259.3 million as at January 31, 2002).

Advances and progress billings

Under certain contracts, title to inventories is vested in the customer as the work is performed in accordance with contractual arrangements and industry practice. In addition, in the normal conduct of its operations, the Corporation provides performance bonds, bank guarantees and other forms of guarantees to customers, mainly in the transportation segment, as security for advances received from customers pending performance under certain contracts. In accordance with industry practice, the Corporation remains liable to the purchasers for the usual contractor's obligations relating to contract completion in accordance with predetermined specifications, timely delivery and product performance.

Costs incurred and accrued margins related to long-term contracts and costs incurred related to ongoing aerospace programs amounted to $5,237.0 million and $3,274.6 million respectively, as at January 31, 2003 ($4,608.6 million and $3,927.3 million respectively, as at January 31, 2002). Advances received and progress billings on long-term contracts and ongoing aerospace programs amounted to $6,566.5 million and $1,865.8 million respectively, as at January 31, 2003 ($5,267.2 million and $2,357.2 million respectively, as at January 31, 2002), of which $3,040.7 million and $775.3 million respectively, represent a liability disclosed as advances and progress billings in excess of related costs as at January 31, 2003 ($2,452.0 million and $839.5 million respectively, as at January 31, 2002).

7 Property, plant and equipment

	2003		2002	
	COST	NET BOOK VALUE	COST	NET BOOK VALUE
				(restated – note 1)
Bombardier				
Land	$ 250.3	$ 250.3	$ 213.8	$ 213.8
Buildings	2,548.6	1,715.4	2,062.2	1,645.1
Equipment	2,486.2	1,212.8	2,295.3	1,132.6
Aerospace program tooling				
Regional aircraft	1,397.2	783.9	1,261.7	753.2
Business aircraft	2,216.3	1,532.4	1,981.2	1,456.7
Other	308.3	228.8	367.5	253.8
	9,206.9	5,723.6	8,181.7	5,455.2
BC	200.4	147.4	213.7	163.1
	$9,407.3	$5,871.0	$8,395.4	$5,618.3

During the year ended January 31, 2002, the Corporation wrote off $264.0 million of tooling related to the Bombardier* Q400* program.

Included in the above are assets under construction and development amounting to $644.6 million as at January 31, 2003 ($823.8 million as at January 31, 2002). Interest capitalized during the year ended January 31, 2003 amounted to $35.2 million ($23.1 million for the year ended January 31, 2002).

8 Goodwill

Goodwill is related to the Adtranz acquisition as described in note 2. The change in the carrying amount of goodwill during the year is essentially related to the foreign exchange translation of this balance.

9 Other assets

	2003		2002	
	BOMBARDIER	BC	BOMBARDIER	BC
			(restated – note 1)	
Intangible assets[1], net of accumulated amortization of $32.8 million as at January 31, 2003 ($12.3 million as at January 31, 2002)	$ 286.6	$ –	$ 257.2	$ –
Deferred income taxes (note 22)	691.8	282.9	643.2	325.5
Prepaid expenses	194.0	78.0	159.9	86.7
Accrued benefit asset (note 25)	269.1	–	246.4	–
Other	318.8	194.3	273.1	148.4
	$1,760.3	$555.2	$1,579.8	$560.6

[1] Include licences, patents and trademarks.

10 *Short-term borrowings*

	2003	2002
Bombardier	$ 380.8	$1,341.7
BC	2,182.8	1,695.3
	$2,563.6	$3,037.0

Under banking syndicate agreements, Bombardier Inc. and some of its subsidiaries must maintain certain financial ratios, a condition which had been met as at January 31, 2003 and 2002.

Bombardier

Bombardier's credit facilities and borrowings, as well as their rates and maturities, were as follows:

							2003
	COMMITTED	AMOUNTS DRAWN [1]	LETTERS OF CREDIT DRAWN	AVAILABLE	YEAR-END RATE	AVERAGE RATE FOR THE YEAR	MATURITY
Credit facilities:							
European	$6,158.7	$380.8	$3,574.0	$2,203.9	3.1%	3.1%	2004-2008
North American	1,750.0	-	616.3	1,133.7	-	2.9%	2004-2006
	$7,908.7	$380.8	$4,190.3	$3,337.6			

[1] The foreign currency components of the amounts drawn were €195.0 million for the European facility.

							2002
	COMMITTED	AMOUNTS DRAWN [1]	LETTERS OF CREDIT DRAWN	AVAILABLE	YEAR-END RATE	AVERAGE RATE FOR THE YEAR	MATURITY
Credit facilities:							
European	$2,325.9	$ 414.9	$ 985.7	$ 925.3	3.6%	4.2%	2006
North American	1,750.0	165.4	145.5	1,439.1	2.2%	3.7%	2003-2006
	$4,075.9	$ 580.3	$1,131.2	$2,364.4			
Borrowings:							
Notes		761.4			2.4%	2.7%	2003
		$1,341.7					

[1] The foreign currency components of the amounts drawn were €300.0 million for the European facility and €200.0 million and ¥20.0 billion for the notes.

In October 2002, Bombardier repaid, at maturity, $802.1 million (¥20.0 billion, €200.0 million and $250.0 million) of floating-rate notes issued in August 2001. In addition, in September 2002, the Corporation renewed the committed 364-day, $750.0-million short-term portion of its syndicated North American bank credit facility, maturing in September 2003. Amounts may be drawn under the North American facility in Canadian or U.S. dollars or in euros at variable rates based on the Canadian prime rate, U.S. base rate, LIBOR, or banker's acceptance discount rate. The facility may also be used for the issuance of letters of credit or as a liquidity back-up for the Corporation's $1.0-billion Commercial Paper program.

In July 2002, the Corporation entered into a new €3,750.0-million credit facility to refinance its existing €1,700.0-million European credit facility and various bilateral facilities resulting from the Adtranz acquisition. This new credit facility has a committed 364-day portion of €600.0 million and a committed five-year portion of €3,150.0 million. Amounts may be drawn under this credit facility in various currencies including U.S. dollars, euros and sterling pounds at variable rates based on LIBOR or Euribor. The facility may be used for the issuance of letters of credit and as a liquidity back-up for the €1.0-billion European Commercial Paper program.

Remaining bilateral facilities resulting from the Adtranz acquisition amounted to $505.1 million as at January 31, 2003, compared to $2,449.4 million as at January 31, 2002. Bombardier also had $900.2 million of outstanding letters of credit as at January 31, 2003 ($1,213.9 million as at January 31, 2002). These letters of credit are in addition to the outstanding letters of credit shown in the above tables.

The amount drawn under the credit facilities included commercial paper borrowings, with maturities of up to three months, amounting to $380.0 million as at January 31, 2003 ($580.3 million as at January 31, 2002).

BC

BC's credit facilities and their rates and maturities were as follows:

						2003
	COMMITTED	AMOUNTS DRAWN [1]	AVAILABLE	YEAR-END RATE	AVERAGE RATE FOR THE YEAR	MATURITY
Credit facilities:						
Revolving lines	$1,999.0	$ 726.7	$1,272.3	2.0%	2.1%	2004-2006
Bank loans	152.9	139.1	13.8	2.9%	3.0%	2004
Other	45.6	–	45.6	–	4.8%	2004
	$2,197.5	$ 865.8	$1,331.7			
Securitized floorplan	1,328.2	1,317.0	11.2	1.5%	1.9%	2004
	$3,525.7	$2,182.8	$1,342.9			

[1] The foreign currency components of the amounts drawn were $473.2 million US for the revolving lines, $50.0 million US and various western European currencies for an equivalent Canadian dollar amount of $62.7 million for the bank loans, and $777.1 million US for the securitized floorplan.

						2002
	COMMITTED	AMOUNTS DRAWN [1]	AVAILABLE	YEAR-END RATE	AVERAGE RATE FOR THE YEAR	MATURITY
Credit facilities:						
Revolving lines	$2,610.8	$1,277.3	$1,333.5	2.1%	4.3%	2003-2006
Bank loans	286.6	215.3	71.3	2.9%	4.6%	2003
Other	796.3	202.7	593.6	2.0%	2.6%	2003
	$3,693.7	$1,695.3	$1,998.4			

[1] The U.S. dollar components of the amounts drawn were $749.5 million US for the revolving lines, $95.0 million US for the bank loans and $124.4 million US for other.

Effective June 1, 2002, an amount of $1,242.8 million of BC short-term borrowings, related to securitized floorplan receivables, was brought back on the balance sheet (see note 4).

Bombardier Capital Inc. has a $1.5-billion ($1.0 billion US reduced from $1.2 billion US in September 2002) committed, unsecured, revolving credit facility (U.S. facility) with a syndicate of banks. This facility is composed of two tranches: a 364-day tranche amounting to $400.0 million US (reduced from $600.0 million US in September 2002) maturing in September 2003 and a five-year tranche maturing in July 2005. Bombardier Capital Ltd. has a $470.0-million (reduced from $700.0 million in September 2002) committed, unsecured, revolving, 364-day credit facility (Canadian facility) with a syndicate of banks maturing in September 2003. These facilities also serve as liquidity back-up for the commercial paper programs, for a maximum amount of $1.5 billion ($1.0 billion US) for Bombardier Capital Inc. and $470.0 million for Bombardier Capital Ltd.

Under the U.S. facility, amounts may be drawn at variable rates based on the U.S. base rate or LIBOR, while under the Canadian facility, amounts may be drawn in Canadian dollars or U.S. dollars at variable rates based on the Canadian prime rate, U.S. base rate, LIBOR or banker's acceptance discount rate.

The amounts drawn under the credit facilities included commercial paper borrowings, with maturities of up to one month, amounting to $726.7 million as at January 31, 2003 ($1,277.3 million as at January 31, 2002).

Average rates are based on year-end balances and interest rates, after giving effect to the $1,223.2 million of interest-rate swap agreements (nil as at January 31, 2002) described in note 24.

11 Accounts payable and accrued liabilities

	2003		2002	
	BOMBARDIER	BC	BOMBARDIER	BC
Accounts payable	$3,263.9	$ 7.9	$2,990.2	$ 94.7
Warranty provision	1,417.3	-	1,198.6	-
Sales incentives and related provisions	1,321.8	-	928.5	-
Accrued liabilities	1,258.1	274.1	943.2	240.5
Payroll related liabilities	558.1	-	447.7	0.3
Other	1,348.0	125.8	1,130.7	83.0
	$9,167.2	$407.8	$7,638.9	$418.5

12 Long-term debt

The Corporation's long-term debts and their average rates and maturities were as follows:

				2003
	$	CURRENCY COMPONENT	AVERAGE RATE	MATURITY
Bombardier				
Debentures	1,711.2	€ 500.0	6.3%	2004-2027
		£ 175.0		
Notes	1,127.6	$ 708.6 US	6.7%	2004-2013
Other loans	263.7	$ 77.3 US	4.0%	2004-2029
	3,102.5			
BC				
Notes	4,619.1	$1,709.0 US	4.2%	2004-2010
		€ 500.0		
		£ 300.0		
Securitized floorplan	771.6	$ 400.0 US	1.8%	2004-2005
Debentures	250.0	-	3.3%	2004
Other loans	71.9	$ 10.4 US	9.8%	2004-2017
	5,712.6			
	8,815.1			

				2002
	$	CURRENCY COMPONENT	AVERAGE RATE	MATURITY
Bombardier				
Debentures	1,527.6	€ 500.0	6.4%	2004-2027
		£ 175.0		
Notes	315.4	$ 167.3 US	6.6%	2004-2012
Other loans	237.7	$ 64.9 US	4.0%	2003-2029
		€ 32.6		
	2,080.7			
BC				
Notes	5,047.0	$2,730.0 US	3.0%	2003-2008
Capital trust securities	310.5	$ 195.0 US	2.4%	2033
Debentures	250.0	–	2.9%	2004
Other loans	169.5	$ 70.0 US	6.6%	2003-2017
	5,777.0			
	7,857.7			

Effective June 1, 2002, an amount of $739.8 million of BC's long-term debt, related to securitized floorplan receivables, was brought back on the balance sheet (see note 4).

BC's securitized floorplan debt bears interest at variable rates based on LIBOR and banker's acceptance discount rate, unless remarketed as a junior fixed rate subordinated security. As at January 31, 2003, the remainder of the Corporation's long-term debt bears interest at fixed rates except for $91.0 million of Bombardier's other loans, $359.3 million of BC's notes and $14.6 million of other loans ($172.1 million of Bombardier's other loans, $1,360.1 million of BC's notes and $26.0 million of other loans as at January 31, 2002).

Average rates are based on year-end balances and interest rates, after giving effect to the $3,485.6 million of interest-rate and cross-currency interest-rate swap agreements as at January 31, 2003 ($5,683.9 million as at January 31, 2002) presented in note 24.

As of January 31, 2002, BC no longer presents the asset-backed bonds related to the discontinued manufactured housing portfolios, previously securitized to third parties, on its balance sheet.

The repayment requirements on the long-term debt during the next five fiscal years are as follows:

	BOMBARDIER INC. CONSOLIDATED	BOMBARDIER	BC
2004	$1,992.2	$203.8	$1,788.4
2005	897.3	22.5	874.8
2006	573.0	260.0	313.0
2007	1,503.0	610.1	892.9
2008	1,120.0	22.9	1,097.1

As at January 31, 2003 and 2002, the Corporation had complied with the restrictive covenants contained in its various financing agreements.

13 Other liabilities

	2003		2002	
	BOMBARDIER	BC	BOMBARDIER	BC
			(restated – note 1)	
Accrued benefit liability (note 25)	$ 1,215.2	$ 4.2	$ 1,036.2	$ 3.3
Deferred income taxes (note 22)	206.4	4.1	561.5	4.9
Income taxes payable	28.8	4.5	29.1	2.6
Other	35.5	–	25.4	–
	$ 1,485.9	$ 12.8	$ 1,652.2	$ 10.8

14 Share capital

Preferred shares

An unlimited number of preferred shares, without nominal or par value, issuable in series, of which the following series have been authorized:

12,000,000 Series 2 Cumulative Redeemable Preferred Shares, non-voting, redeemable at the Corporation's option at $25.00 per share on August 1, 2002 or at $25.50 per share thereafter, convertible on a one-for-one basis on August 1, 2002 and on August 1 of every fifth year thereafter into Series 3 Cumulative Redeemable Preferred Shares. Fourteen days before the conversion date, if the Corporation determines, after having taken into account all shares tendered for conversion by holders, that there would be less than 1,000,000 outstanding Series 2 Preferred Shares, such remaining number shall automatically be converted into an equal number of Series 3 Preferred Shares. Additionally, if the Corporation determines that on any conversion date, there would be less than 1,000,000 outstanding Series 3 Preferred Shares, then no Series 2 Preferred Shares may be converted. Until July 31, 2002, the quarterly dividend rate was equal to $0.34375 per share. Commencing on August 1, 2002, floating adjustable cumulative preferential cash dividends are payable monthly, if declared, with the annual floating dividend rate equal to 80% of the Canadian prime rate. The dividend rate will float in relation to changes in the prime rate and will be adjusted upwards or downwards on a monthly basis to a monthly maximum of 4% if the trading price of the Series 2 Preferred Shares is less than $24.90 per share or more than $25.10 per share; and

12,000,000 Series 3 Cumulative Redeemable Preferred Shares, non-voting, redeemable at the Corporation's option at $25.00 per share on August 1, 2007 and on August 1 of every fifth year thereafter, convertible on a one-for-one basis at the option of the holder on August 1, 2007 and on August 1 of every fifth year thereafter into Series 2 Cumulative Redeemable Preferred Shares. Fourteen days before the conversion date, if the Corporation determines, after having taken into account all shares tendered for conversion by holders, that there would be less than 1,000,000 outstanding Series 3 Preferred Shares, such remaining number shall automatically be converted into an equal number of Series 2 Preferred Shares. Additionally, if the Corporation determines, that on any conversion date, there would be less than 1,000,000 outstanding Series 2 Preferred Shares, then no Series 3 Preferred Shares may be converted. The Series 3 Cumulative Redeemable Preferred Shares carry an annual dividend rate of 5.476% for the initial five-year period payable quarterly, if declared. The initial dividend was paid on October 31, 2002. Each five-year fixed dividend rate selected by the Corporation shall not be less than 80% of the Government of Canada bond yield as defined in the Articles of Amendment creating the Series 3 Preferred Shares; and

9,400,000 Series 4 Cumulative Redeemable Preferred Shares, non-voting, redeemable at the Corporation's option, at any time on or after March 31, 2007; at $26.00 per share if redeemed prior to March 31, 2008; $25.75 if redeemed on or after March 31, 2008 but prior to March 31, 2009; $25.50 if redeemed on or after March 31, 2009 but prior to March 31, 2010; $25.25 if redeemed on or after March 31, 2010 but prior to March 31, 2011; and $25.00 if redeemed on or after March 31, 2011. On or after March 31, 2007, the Corporation may, subject to the approval of the Toronto Stock Exchange and such other stock exchanges on which the Series 4 Cumulative Redeemable Preferred Shares are then listed, at any time convert all or any of the outstanding Series 4 Preferred Shares into fully-paid and non-assessable Class B Shares (Subordinate Voting) of the Corporation. The number of Class B Shares (Subordinate Voting) into which each Series 4 Cumulative Redeemable Preferred Share may be so converted will be determined by dividing the then-applicable redemption price together with all accrued and unpaid dividends to, but excluding the date of conversion by the greater of $2.00 and 95% of the weighted average trading price of such Class B Shares (Subordinate Voting) on the Toronto Stock Exchange for the period of 20 consecutive trading days, which ends on the fourth day prior to the date specified for conversion or, if that fourth day is not a trading day, on the trading day immediately preceding such fourth day. The Corporation may, at its option, at any time, create one or more further series of Preferred Shares of the Corporation, into which the holders of Series 4 Cumulative Redeemable Preferred Shares could have the right, but not the obligation, to convert their shares on a share-for-share basis. The holders of the Series 4 Cumulative Redeemable Preferred Shares are entitled to fixed, cumulative, preferential cash dividends, if declared, at a rate of 6.25% or $1.5625 per share per annum, payable quarterly on the last day of July, October, January and April of each year at a rate of $0.390625 per share.

On March 8, 2002, the Corporation issued 9,400,000 Series 4 Cumulative Redeemable Preferred Shares carrying a fixed cumulative preferential cash dividend of 6.25% per annum, payable quarterly. The gross proceeds of the issuance were $235.0 million.

On August 1, 2002, 9,402,093 Series 2 Cumulative Redeemable Preferred Shares were converted into 9,402,093 Series 3 Cumulative Redeemable Preferred Shares, leaving 2,597,907 Series 2 Cumulative Redeemable Preferred Shares issued and outstanding out of the authorized 12,000,000 Series 2 Cumulative Redeemable Preferred Shares, which had all been issued and outstanding until that date.

Common shares

1,792,000,000 Class A Shares (Multiple Voting) have been authorized, without nominal or par value, 10 votes each, convertible at the option of the holder into one Class B Share (Subordinate Voting); and

1,792,000,000 Class B Shares (Subordinate Voting) have been authorized, without nominal or par value, one vote each, with an annual non-cumulative preferential dividend of $0.0015625 per share, and convertible, at the option of the holder, into one Class A Share (Multiple Voting), after the occurrence of one of the following events: (i) an offer made to Class A (Multiple Voting) shareholders is accepted by the present controlling shareholder (the Bombardier family); and (ii) such controlling shareholder ceases to hold more than 50% of all outstanding Class A Shares (Multiple Voting) of the Corporation.

15 Share-based plans

Share option plans

Under share option plans, options are granted to key employees and directors to purchase Class B Shares (Subordinate Voting). Of the 135,782,688 Class B Shares (Subordinate Voting) initially reserved for issuance, 66,592,560 were available for issuance under these share option plans as at January 31, 2003. The exercise price is equal to the average of the closing prices on the stock exchange during the five trading days preceding the date on which the option was granted. These options vest at 25% per year during a period commencing two years following the grant date, except for 353,000 outstanding options granted to directors, which vest at 20% per year commencing on the grant date. The options terminate no later than 10 years after the grant date.

The summarized information on options issued and outstanding and exercisable as at January 31, 2003 is as follows:

	ISSUED AND OUTSTANDING			EXERCISABLE	
EXERCISE PRICE RANGE	NUMBER OF OPTIONS	AVERAGE REMAINING LIFE (YEARS)	AVERAGE EXERCISE PRICE	NUMBER OF OPTIONS	AVERAGE EXERCISE PRICE
$0 to $5	11,478,466	3.31	$ 4.50	10,478,466	$ 4.43
$6 to $10	12,791,870	5.47	9.11	7,366,980	8.40
$11 to $15	7,220,250	8.21	13.42	1,955,000	11.30
$16 to $20	6,115,000	7.67	19.15	1,007,250	18.62
$21 to $25	3,741,500	8.04	22.99	202,375	24.09
	41,347,086			21,010,071	

The number of options has varied as follows:

	2003		2002	
	NUMBER OF OPTIONS	AVERAGE EXERCISE PRICE	NUMBER OF OPTIONS	AVERAGE EXERCISE PRICE
Balance at beginning of year	43,841,984	$ 9.95	44,227,634	$ 8.14
Granted	5,855,000	12.98	5,827,000	21.68
Exercised	(6,916,032)	2.91	(4,720,150)	5.55
Cancelled	(1,433,866)	16.64	(1,492,500)	16.15
Balance at end of year	41,347,086	$ 11.32	43,841,984	$ 9.95
Options exercisable at end of year	21,010,071	$ 7.33	22,104,131	$ 4.86

The weighted average grant date fair value of options granted during the year ended January 31, 2003 amounted to $4.64 per option. The fair value of each option granted was determined using the Black-Scholes option pricing model and the following weighted average assumptions:

Risk-free interest rate	5.26%
Expected life	6 years
Expected volatility in the market price of the shares	30.55%
Expected dividend yield	0.90%

The Corporation has elected to account for its share option plans as capital transactions. If the share option plans had been accounted for based on the fair value method, pro forma net loss for the year ended January 31, 2003 would have increased from $615.2 million to $621.8 million, and pro forma basic and diluted loss per share would have remained as reported. The pro forma figures do not give the effect to stock options granted prior to February 1, 2002.

Employee share purchase plan

Under the Employee Share Purchase Plan, employees of the Corporation may set aside funds through payroll deductions up to a maximum of 20% of their base salary, to a yearly maximum of $30,000 per employee. The Corporation contributes to the plan an amount equal to 20% of the employees' contributions. The contributions are used to purchase the Corporation's Class B Shares (Subordinate Voting) in the open market. The Corporation's contribution to the plan for the year ended January 31, 2003 amounted to $11.1 million ($14.1 million for the year ended January 31, 2002).

16 Earnings (loss) per share

Basic and diluted earnings (loss) per share were as follows. The number of shares and options are expressed in thousands.

	2003	2002
		(restated – note 1)
Net income (loss)	$ (615.2)	$ 36.0
Preferred share dividends, after tax	29.1	17.6
Net income (loss) available to common shareholders	$ (644.3)	$ 18.4
Weighted average number of common shares outstanding	1,372,747	1,368,516
Net effect of stock options	7,263	21,683
Weighted average diluted number of common shares outstanding	1,380,010	1,390,199
Earnings (loss) per share:		
Basic	$ (0.47)	$ 0.01
Diluted	$ (0.47)	$ 0.01

For the year ended January 31, 2003, a total of 22,980 stock options (9,119 stock options for the year ended January 31, 2002) were excluded from the calculation of diluted earnings per share, since the exercise price of these options exceeded the average market value of the Corporation's Class B Shares (Subordinated Voting) for the year. For fiscal year 2003, the effect of stock options potentially exercisable on loss per common share was anti-dilutive, therefore basic and diluted loss per share are the same.

17 Adjusted net income

Net income before the effect of goodwill amortization ("adjusted net income") and adjusted earnings per share were as follows:

		2002
		(restated – note 1)
Net income		$ 36.0
Goodwill amortization		46.6
Adjusted net income		$ 82.6
Earnings per share:		
Basic	– as reported	$ 0.01
	– adjusted	$ 0.05
Diluted	– as reported	$ 0.01
	– adjusted	$ 0.05

18 Research and development expenses

Bombardier's cost of sales and operating expenses include research and development expenses amounting to $284.6 million for the year ended January 31, 2003 ($233.5 million for the year ended January 31, 2002), excluding those incurred under contracts and aerospace programs.

19 Interest expense

	2003		2002	
	BOMBARDIER	BC	BOMBARDIER	BC
			(restated – note 1)	
Long-term debt	$154.1	$230.0	$107.7	$320.0
Short-term borrowings	69.3	41.5	51.2	101.2
	$223.4	$271.5	$158.9	$421.2

BC's interest expense is classified as cost of sales and operating expenses.

20 Other income

Other income includes the following:

	2003	2002
BC		
Gain on sale of finance receivables	$ 30.3	$ 51.7
Servicing and other fees	47.0	66.5
Other	35.7	17.3
	113.0	135.5
Bombardier		
Interest	21.0	35.1
	$134.0	$170.6

21 Special items

The Corporation recorded the following special items:

	2003	2002
		(restated – note 1)
Aerospace	$1,310.8	$ 356.8
Transportation	–	74.2
BC	–	662.5
	1,310.8	1,093.5
Income tax recovery	351.1	385.6
	$ 959.7	$ 707.9

For the year ended January 31, 2003

Effective in the fourth quarter of fiscal year 2003, Management revised the assumptions used to estimate the average unit production cost for each program, including the reduction of accounting program quantities. As a result, special charges of $614.7 million were recorded mainly for the Bombardier Q Series, Bombardier Global Express and Bombardier Learjet 45 programs. The changes in estimates, including revisions of program quantities, reflect the continued uncertainty in the turboprop market and the present weakness of the business aircraft segment.

Special charges for the write-down of used aircraft, the provision for lower-than-anticipated sub-lease revenues and the write-down of production inventory amounted to $587.9 million for fiscal year 2003. In the second quarter, a special charge of $170.4 million was recorded mainly related to the write-down in the value of used aircraft, as well as additional provisions resulting from lower-than-anticipated sub-lease revenues on used turboprop aircraft, which reflected a decrease in market prices in the first half of the year. The used business aircraft market continued to deteriorate through the second half of the year and subsequent to year end as inventory levels remained high, causing downward pressure on used business aircraft values. In addition, market prices in the used turboprop aircraft market declined as a result of substantial increases in used aircraft inventory over the previous year. As a result, an additional special charge of $385.2 million was recorded. This special charge relates to the trade-in portfolio of used aircraft, anticipated losses on trade-in business aircraft, as well as lower anticipated sub-lease revenues, $210.4 million of which related to business aircraft, and $174.8 million of which related to turboprop aircraft. A $32.3-million special charge related to the write-down of turboprop production inventory was also recorded.

The Corporation recorded a special charge of $67.2 million for severance and other involuntary termination costs. These charges relate mainly to the Corporation's September 27, 2002 announcement to reduce employment levels at all Bombardier Aerospace sites.

In the second quarter of fiscal year 2003, the Corporation recorded a special charge of $41.0 million in connection with the final settlement of a lawsuit and a contractual dispute with a customer.

For the year ended January 31, 2002

Special charges in the aerospace segment totalled $356.8 million. These included $264.0 million relating to the write-off of the carrying value of the program tooling costs of the Bombardier Q400 program, and $69.5 million relating to severance and other involuntary termination benefits as a result of the reduced employment levels, production rates and deliveries in the segment. Also included was the effect of the current year cumulative catch-up of $23.3 million, related to the adoption of the average unit production cost method.

The Corporation also recorded a special charge of $74.2 million in the transportation segment for restructuring costs related to severance and other involuntary termination costs, and to the write-down in the value of certain manufacturing assets in Europe and North America. These charges resulted from the integration of the transportation manufacturing operations with those of Adtranz. In addition, restructuring costs amounting to $165.9 million have been provided for in the Adtranz purchase price allocation (see note 2).

The Corporation also discontinued loan origination activities for the manufactured housing and the consumer products finance businesses in the BC segment. As a result of this decision and the slowdown of the U.S. economy, which negatively affected the credit quality of the portfolios related to these businesses, BC recorded a special charge of $540.4 million related to the impairment of the value of these on- and off-balance sheet portfolios. BC also incurred charges of $122.1 million for the write-down of the value of other assets related to the discontinued portfolios and for other related restructuring charges.

22 Income taxes

The reconciliation of income taxes computed at the Canadian statutory rates to income tax expense (recovery) was as follows:

	2003		2002	
	$	%	$	%
				(restated – note 1)
Income taxes calculated at statutory rates	(284.0)	35.9	19.2	38.4
Increase (decrease) resulting from:				
Manufacturing and processing credit	39.7		(24.0)	
Income tax rates differential of foreign investees	(31.0)		(52.6)	
Non-recognition of tax benefits related to foreign investees' losses and temporary differences	205.9		78.4	
Recognition of previously unrecorded tax benefits	(25.6)		(2.7)	
Tax-exempt items	(149.3)		11.2	
Effect of income tax rate changes	(10.1)		(30.4)	
Other	78.4		15.0	
Income tax expense (recovery)	(176.0)	22.2	14.1	28.1

Details of income tax expense (recovery) were as follows:

	2003	2002
		(restated – note 1)
Current income taxes	$ 138.0	$ 132.9
Deferred income taxes		
– Temporary differences	(278.3)	(85.7)
– Effect of income tax rate changes	(10.1)	(30.4)
– Recognition of previously unrecorded tax benefits	(25.6)	(2.7)
	(314.0)	(118.8)
Income tax expense (recovery)	$ (176.0)	$ 14.1

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Corporation's deferred income tax asset (liability) as at January 31 were as follows:

	2003	2002
		(restated – note 1)
Loss carry-forwards	$ 1,931.5	$ 2,144.0
Warranty and other provisions	437.2	469.0
Accrued benefit liability	316.0	262.1
Finance receivables	159.1	169.2
Intangible assets	138.2	(91.3)
Inventories	(57.5)	(530.6)
Assets under operating leases	(72.5)	(281.9)
Property, plant and equipment	(193.1)	(192.6)
Other	(120.2)	(164.1)
	2,538.7	1,783.8
Valuation allowance	(1,774.5)	(1,381.5)
Net amount	$ 764.2	$ 402.3

The net amount of deferred income tax is presented on the Corporation's balance sheet as follows:

	2003	2002
		(restated – note 1)
Deferred income tax asset	$ 974.7	$ 968.7
Deferred income tax liability	(210.5)	(566.4)
	$ 764.2	$ 402.3

Losses carried forward and other temporary differences, which are available to reduce future taxable income of certain subsidiaries, for which no related income tax benefits have been recognized, amounted to $4,965.8 million as at January 31, 2003 ($3,773.9 million as at January 31, 2002), approximately $1,170.0 million of which have expiry dates between four and 20 years, while the remaining have no specified expiry dates. Approximately $2,700.0 million of these losses carry forward and other temporary differences relate to business acquisitions. Any subsequent recognition of these unrecorded future tax benefits will be recorded as a reduction of the goodwill related to these acquisitions.

Undistributed earnings of the Corporation's foreign subsidiaries are considered to be indefinitely reinvested and, accordingly, no provision for income taxes has been provided thereon. Upon distribution of these earnings in the form of dividends or otherwise, the Corporation may be subject to withholding taxes.

23 Net changes in non-cash balances related to operations

The net changes in non-cash balances related to operations were as follows:

	2003	2002
		(restated – note 1)
Bombardier		
Receivables	$ (592.9)	$ 239.4
Inventories	(847.7)	(1,420.2)
Accounts payable and accrued liabilities	1,416.2	156.9
Income taxes payable	(0.3)	(78.9)
Advances and progress billings in excess of related costs	524.5	(1,106.3)
Other	19.4	57.2
	519.2	(2,151.9)
BC		
Receivables	145.8	(119.3)
Accounts payable and accrued liabilities	(63.4)	23.8
Other	11.0	(15.8)
	93.4	(111.3)
	$ 612.6	$(2,263.2)



24 Financial instruments

Derivative financial instruments

The Corporation uses derivative financial instruments to manage foreign exchange risk and interest rate fluctuations. The Corporation does not trade in derivatives for speculative purposes.

a) Foreign exchange contracts

The Corporation enters into foreign exchange contracts to hedge future cash flows in various currencies whereby it sells or buys specific amounts of currencies at predetermined dates and exchange rates. These contracts are matched with anticipated operational cash flows in various currencies, the amounts of which are estimated based on existing orders from customers, current conditions in the Corporation's markets and past experience.

The following table sets out the notional amounts outstanding under foreign exchange contracts, the average contractual exchange rates and the settlement periods of these contracts. The amounts represent U.S. dollars to be paid (to be received) against other currencies as at January 31:

	2003			2002		
MATURITY	CDN $	£	€	CDN $	£	€
Less than 1 year	1,674.9	819.9	960.3	2,798.3	995.5	162.1
	(776.2)	(206.2)	(436.6)	(184.3)	–	(100.7)
Weighted average rate	1.56	0.67	1.01	1.50	0.68	1.06
	(1.52)	(0.67)	(0.98)	(1.52)	–	(1.14)
One to three years	12.6	324.0	57.5	1,316.5	402.0	28.7
	(4.6)	–	(118.8)	(25.4)	–	(55.5)
Weighted average rate	1.55	0.66	0.98	1.55	0.67	1.13
	(1.56)	–	(1.02)	(1.45)	–	(1.09)

In addition, the Corporation is party to foreign exchange contracts for the sale of sterling pounds against the euro amounting to £147.1 million at an average rate of 1.55 as at January 31, 2003 (£372.9 million at an average rate of 1.62 as at January 31, 2002). The Corporation is also party to various other contracts, mostly involving exchanges of western European currencies with an equivalent total nominal value of $2,692.7 million as at January 31, 2003 ($2,138.1 million as at January 31, 2002).

b) Interest-rate swap agreements

Bombardier entered into an interest-rate swap agreement to convert, from variable to fixed rates, a long-term debt. The notional amount is £33.4 million ($84.0 million) and the interest-rate swap matures in periods between 2004 and 2012. In addition, Bombardier entered into an interest-rate swap agreement to convert from variable to fixed rates a future firm cash flow commitment. The notional amount is $101.9 million US ($155.9 million) and the interest-rate swap matures in periods between 2004 and 2012.

BC enters into interest-rate swap agreements to convert from fixed to variable interest rates certain long-term debts and certain finance receivables. As at January 31, 2003 and 2002, the interest-rate swap agreements were as follows:

					2003
PURPOSE	NOTIONAL AMOUNT	(U.S. $ COMPONENT)	RANGE OF FIXED RATES	VARIABLE RATES	MATURITY
Asset hedge	$ 481.3	(264.8)	3.1% – 8.7%	LIBOR, EURIBOR or banker's acceptance	2004-2016
Debt hedge	$2,777.6	(1,555.0)	2.8% – 6.3%	US Prime, LIBOR or banker's acceptance	2004-2008

					2002
PURPOSE	NOTIONAL AMOUNT	(U.S. $ COMPONENT)	RANGE OF FIXED RATES	VARIABLE RATES	MATURITY
Asset hedge	$1,308.3	(702.6)	5.1% – 8.7%	LIBOR or banker's acceptance	2003-2016
Debt hedge	$5,057.5	(2,925.0)	4.9% – 6.8%	LIBOR or banker's acceptance	2003-2008

c) Cross-currency interest-rate swap agreements – BC

BC enters into cross-currency interest-rate swap agreements that modify the characteristics of certain long-term debts from the Canadian dollar, euro and sterling pounds to the U.S. dollar and, for the year ended January 31, 2002, that modify the characteristics of short-term borrowings from the yen to the U.S. dollar. These contracts also change the interest rate from fixed to variable to match the variable interest of its finance receivables. The notional amount of the cross-currency interest-rate swap agreements outstanding as at January 31, 2003 was an equivalent of $1,872.2 million ($626.4 million as at January 31, 2002). These contracts mature between 2004 and 2010.

Fair value of financial instruments

Cash and cash equivalents, receivables, short-term borrowings and accounts payable and accrued liabilities: The carrying amounts reported on the consolidated balance sheet approximate the fair values of these items due to their short-term nature.

Finance receivables: The fair values of variable-rate finance receivables that reprice frequently and have no significant change in credit risk approximate the carrying values. The fair values of fixed-rate finance receivables are estimated using discounted cash flow analyses, using interest rates offered for finance receivables with similar terms to borrowers of similar credit quality. The fair value of finance receivables as at January 31, 2003 was $7,053.8 million, compared to a carrying amount of $7,013.3 million ($6,435.8 million compared to $6,398.3 million as at January 31, 2002).

Long-term debt: The fair values of long-term debt are estimated using public quotations or discounted cash flow analyses, based on current corresponding borrowing rates for similar types of borrowing arrangements. The fair value of long-term debt as at January 31, 2003 was $8,207.8 million, compared to a carrying amount of $8,815.1 million ($7,980.6 million compared to $7,857.7 million as at January 31, 2002).

Foreign exchange contracts and interest-rate and cross-currency interest-rate swap agreements: The fair values generally reflect the estimated amounts that the Corporation would receive upon the settlement of favourable contracts or be required to pay to terminate unfavourable contracts at the reporting dates. Investment dealers' quotes or quotes from the Corporation's bankers are available for substantially all of the Corporation's foreign exchange contracts and interest-rate and cross-currency interest-rate swap agreements.

	2003	2002
Fair values of foreign exchange contracts		
Favourable	$ 349.5	$ 34.7
Unfavourable	$ 192.5	$ 574.5
Fair values of interest-rate and cross-currency interest-rate swap agreements		
Favourable	$ 282.0	$ 153.6
Unfavourable	$ 47.3	$ 83.8

Credit support and guarantees: The determination of the fair values of bank guarantees and other forms of guarantees related to long-term contracts is not practicable within the constraints of timeliness and cost, but such guarantees usually decrease in value in relation to the percentage of completion of the related contracts and usually expire without being exercised. The fair values of credit support and guarantees provided to purchasers of manufactured products are not readily determinable.

Credit risk

In addition to the credit risk described elsewhere in these Consolidated Financial Statements, the Corporation is subject to risk related to the off-balance sheet nature of derivative financial instruments, whereby counterparty failure would result in economic losses on favourable contracts. However, the counterparties to these derivative financial instruments are major financial institutions which the Corporation anticipates will satisfy their obligations under the contracts.

25 Employee future benefits

The Corporation sponsors several defined benefit registered and non-registered pension plans and other post-retirement benefit plans for its employees.

The significant actuarial assumptions adopted to determine the Corporation's accrued benefit obligations are as follows (weighted-average assumptions as at the December-31 measurement date preceding the fiscal year end):

	2003		2002	
	PENSION BENEFITS	OTHER BENEFITS	PENSION BENEFITS	OTHER BENEFITS
Actuarial assumptions				
Discount rate	5.83%	6.51%	6.10%	6.63%
Expected long-term rate of return on plan assets	8.00% [1]	-	8.00%	-
Rate of compensation increase	3.78%	4.30%	4.02%	4.41%
Health care and other benefits cost trend	-	5.38% [2]	-	5.11%

[1] This rate of return was used to determine the net benefit plan cost for the year ended January 31, 2003. The corresponding expected rate of return for the year ending January 31, 2004 based on Management's current best estimates is 7.39%.

[2] In Canada and the U.S., the health care costs were assumed to increase to 9.50% for fiscal year 2004, decreasing gradually to 5.50% in fiscal year 2008 and remaining at that level thereafter. Other benefit costs were assumed to increase at price inflation.

The following tables provide a reconciliation of the changes in the plans' accrued benefit obligations and fair value of assets and a statement of the funded status as at the December-31 measurement date preceding the fiscal year end:

	2003		2002	
	PENSION BENEFITS	OTHER BENEFITS	PENSION BENEFITS	OTHER BENEFITS
Accrued benefit obligations				
Obligation at beginning of year	$4,987.6	$272.4	$2,886.8	$242.5
Current service cost	205.3	13.3	158.3	14.7
Employee contributions	56.2	-	50.4	-
Interest cost	325.5	19.9	264.6	18.0
Plan amendments	39.7	2.0	21.6	-
Actuarial loss (gain)	(8.8)	29.0	168.5	(0.7)
Benefits paid	(182.1)	(17.8)	(182.7)	(12.2)
Business acquisition	-	-	1,559.8	14.8
Transfers	8.0	-	-	-
Curtailment	(17.9)	(4.7)	(15.9)	(8.1)
Settlement	(6.5)	-	-	-
Special termination benefits	10.8	-	3.6	-
Effect of foreign currency exchange rate changes	387.9	(1.1)	72.6	3.4
Obligation at end of year	$5,805.7	$313.0	$4,987.6	$272.4

	2003		2002	
	PENSION BENEFITS	OTHER BENEFITS	PENSION BENEFITS	OTHER BENEFITS
Plan assets				
Fair value at beginning of year	$ 3,378.4	$ –	$ 2,488.7	$ –
Actual return on plan assets	(504.2)	–	(335.9)	–
Employer contributions	209.5	–	88.5	–
Employee contributions	56.2	–	50.4	–
Benefits paid	(182.1)	–	(182.7)	–
Business acquisition	–	–	1,206.7	–
Transfers	8.0	–	–	–
Settlement	(8.2)	–	–	–
Effect of foreign currency exchange rate changes	194.6	–	62.7	–
Fair value at end of year	$ 3,152.2	$ –	$ 3,378.4	$ –
Funded status				
Plan deficit	$ (2,653.5)	$ (313.0)	$ (1,609.2)	$ (272.4)
Unrecognized amounts	1,979.4 [1]	36.8	1,081.8 [1]	6.7
Net recognized amount	$ (674.1)	$ (276.2)	$ (527.4)	$ (265.7)

[1] Includes $1,878.5 million of actuarial loss for fiscal year 2003 ($1,005.1 million for fiscal year 2002) and $100.9 million of prior service costs for fiscal year 2003 ($76.7 million for fiscal year 2002).

The following table provides the amounts recognized on the consolidated balance sheets as at January 31:

	2003		2002	
	PENSION BENEFITS	OTHER BENEFITS	PENSION BENEFITS	OTHER BENEFITS
Amounts recognized				
Accrued benefit asset	$ 269.1	$ –	$ 246.4	$ –
Accrued benefit liability	(943.2)	(276.2)	(773.8)	(265.7)
	$ (674.1)	$ (276.2)	$ (527.4)	$ (265.7)

The accrued benefit obligations and fair value of plan assets for pension plans with accrued benefit obligations in excess of plan assets were $5,614.1 million and $2,933.0 million respectively, as at January 31, 2003 ($4,777.3 million and $3,140.4 million respectively, as at January 31, 2002). The Corporation's plans for post-retirement benefits other than pensions are all unfunded.

Plan assets include $6.8 million of the Corporation's common shares as at January 31, 2003 ($16.7 million as at January 31, 2002).

The following table provides components of the net benefit plan cost for the years ended January 31:

	2003		2002	
	PENSION BENEFITS	OTHER BENEFITS	PENSION BENEFITS	OTHER BENEFITS
Net benefit plan cost				
Current service cost	$ 205.3	$ 13.3	$ 158.3	$ 14.7
Interest cost	325.5	19.9	264.6	18.0
Expected return on plan assets	(318.9)	–	(281.8)	–
Amortization of prior service costs	9.4	0.1	7.0	–
Amortization of net actuarial loss	13.0	0.6	0.1	0.3
Curtailment loss (gain)	5.5	(4.6)	(1.3)	(5.2)
Settlement loss	1.7	–	–	–
Special termination benefits	10.8	–	3.6	–
Other	1.4	–	1.4	–
Net benefit plan cost	$ 253.7	$ 29.3	$ 151.9	$ 27.8

26 Commitments and contingencies

In addition to the commitments and contingencies described elsewhere in these Consolidated Financial Statements, the Corporation is subject to the following (all amounts presented are undiscounted):

Aircraft sales

a) Credit and residual value guarantees

In connection with the sale of aircraft, Bombardier provides credit guarantees in the form of guarantees of lease payments, as well as services related to the remarketing of aircraft. These guarantees are issued for the benefit of certain customers or providers of financing to customers. The maximum credit risk as at January 31, 2003 from these guarantees, maturing in different periods up to 2022, was $1,049.4 million. Substantially all financial support involving potential credit risk lies with commercial airline customers. The credit risk relating to two commercial airline customers accounted for 33% of the total maximum credit risk as at January 31, 2003.

In addition, Bombardier provides guarantees of the residual value of aircraft at the expiry date of certain financing and lease agreements. The following table summarizes the outstanding residual value guarantees as at January 31, 2003 and the period in which they can be exercised:

TOTAL AMOUNTS COMMITTED	LESS THAN 1 YEAR	1 – 5 YEARS	6 – 10 YEARS	11 – 15 YEARS	THEREAFTER
$2,871.1	$4.9	$107.4	$618.1	$969.7	$1,171.0

Certain of the residual value guarantees can only be exercised once the credit guarantees have expired without exercise and, therefore, must not be added together to calculate the combined maximum exposure for the Corporation. The amount to be deducted in computing the total maximum combined exposure is $818.2 million as at January 31, 2003.

The provisions and liabilities recorded in connection with the credit and residual value guarantee exposure, available to offset potential claims, totalled $918.7 million as at January 31, 2003.

b) Credit and residual value guarantees – future sales

Bombardier is also committed to providing credit and residual value guarantees for future sales of aircraft on firm orders. As at January 31, 2003, the amount of the committed credit guarantees was $655.2 million. The committed residual value guarantees as at January 31, 2003 and the periods in which they can be exercised are as follows:

TOTAL AMOUNTS COMMITTED	LESS THAN 1 YEAR	1 – 5 YEARS	6 – 10 YEARS	11 – 15 YEARS	THEREAFTER
$1,347.6	$ –	$ –	$4.0	$90.3	$1,253.3

The amount to be deducted in computing the future total maximum combined exposure from credit and residual value guarantees is $635.3 million.

Any provision in relation to the credit and residual value guarantees for future sales will be recorded at the time of the corresponding sale of aircraft.

c) Trade-in options

In connection with the sale of new aircraft, the Corporation provides, from time to time, trade-in options to customers. These options allow customers to trade in their used aircraft at a pre-determined amount and during a pre-determined period, conditional upon purchase of a new aircraft. As at January 31, 2003, the Corporation's commitment to purchase used aircraft was as follows:

TOTAL	LESS THAN 1 YEAR	1 – 3 YEARS	4 – 5 YEARS	THEREAFTER
$3,586.2	$2,125.9	$1,016.3	$149.2	$294.8

The Corporation reviews its trade-in aircraft purchase commitments relative to the aircraft's anticipated fair value and records anticipated losses as a charge to earnings. Fair value is determined using both internal and external aircraft valuations, including information developed from the sale of similar aircraft in the secondary market. As at January 31, 2003, the Corporation recorded $29.5 million of provisions relating to anticipated losses on trade-in options, based on the likelihood that these options will be exercised. In addition, the Corporation recorded a provision of $91.3 million related to trade-in commitments in connection with firm orders of new aircraft.

d) Fractional ownership put options

Under the Bombardier* Flexjet* fractional ownership program, customers purchase fractional shares of an aircraft. The Corporation provides customers with an option to sell back their portion of the aircraft at estimated fair value if the option is exercised within a period of five years from the date of purchase. As at January 31, 2003, the Corporation's commitment to repurchase fractional shares of aircraft based on estimated current fair values totalled $985.3 million.

In addition, certain customers can trade in their fractional shares of aircraft for a fractional share of a larger model at predetermined amounts. The total commitment to repurchase fractional shares of aircraft, in exchange for a fractional share of a larger model, was $151.6 million as at January 31, 2003. The Corporation recorded a $32.1-million provision attributable to anticipated losses on the purchase commitments at predetermined amounts.

e) Financing commitments

The Corporation has committed to providing financing in relation to orders on hand which, net of third-party financing already arranged, amount to $5.2 billion as at January 31, 2003. These commitments are provided under certain terms and conditions, and are related to aircraft on firm order, scheduled for delivery through fiscal year 2006. These commitments have scheduled expiration dates.

Sale and leaseback

BC and Bombardier concluded third-party sale and leaseback transactions mostly relating to freight cars, used aircraft and transportation equipment, which, in most instances, were simultaneously leased to operators. Details of minimum lease payments as at January 31, 2003 were as follows:

	RENTAL PAYMENTS	RESIDUAL VALUE GUARANTEES	TOTAL
2004	$ 117.8	$264.6	$ 382.4
2005	110.5	–	110.5
2006	110.7	–	110.7
2007	110.5	34.8	145.3
2008	104.6	–	104.6
Thereafter	1,342.3	–	1,342.3
	$1,896.4	$299.4	$2,195.8

Minimum lease payments include $1,846.4 million for freight cars, $295.1 million for used aircraft, $46.2 million for transportation equipment and $8.1 million for other equipment.

Expected minimum sub-lease rentals from operators and the net benefit of the estimated resale value of the equipment approximate the amount of minimum lease payments. Expected minimum sub-lease rentals include an amount for anticipated sub-leases of $1,777.6 million, established based on current and expected future market conditions for each type of equipment. The net benefit of the estimated resale value of the equipment is $223.0 million. This amount represents the anticipated fair value of the related equipment based on analyses conducted by third parties.

Operating leases

The Corporation leases buildings and equipment and assumes aircraft operating lease obligations on the sale of new aircraft. The related minimum lease payments and residual value guarantees for the next five years and thereafter are as follows:

	BUILDINGS AND EQUIPMENT	AIRCRAFT	RESIDUAL VALUE GUARANTEES	TOTAL
2004	$ 195.8	$ 68.8	$ 1.6	$ 266.2
2005	156.4	66.9	0.9	224.2
2006	122.9	55.4	0.2	178.5
2007	105.6	39.2	–	144.8
2008	98.0	23.6	–	121.6
Thereafter	558.9	32.8	114.7	706.4
	$1,237.6	$286.7	$117.4	$1,641.7

Other guarantees

In connection with the sale of certain transportation and recreational products, Bombardier provides credit guarantees of lease payments. The credit risk as at January 31, 2003 from these guarantees, maturing in different periods up to 2020, totalled $74.5 million. In addition, at the expiry date of certain financing and lease agreements, the Corporation provided residual value guarantees totalling $180.4 million, mainly relating to the transportation segment. These residual value guarantees are mostly exercisable in 2014.

In addition, the Corporation has provided certain financing providers and customers, mainly in the transportation segment, the right, under certain conditions, to sell back equipment to the Corporation at pre-determined prices. As at January 31, 2003, the Corporation's commitment to repurchase equipment amounted to $261.7 million. Of this amount, $233.4 million relates to one agreement whereby the Corporation may be required, beginning in 2008, upon customer default on payments to the financing provider, to repurchase the equipment. In addition, on three separate dates, beginning in 2008, the Corporation may also be required to repurchase the equipment. In connection with this commitment, funds have been deposited in a cash collateral account by the customer which, together with accumulated interest, is expected to entirely cover the Corporation's exposure.

In the normal course of its business, the Corporation has entered into agreements that include indemnities in favour of third parties, mostly tax indemnities. These agreements generally do not contain specified limits on the Corporation's liability and therefore, it is not possible to estimate the Corporation's potential liability under these indemnities.

Other commitments

As at January 31, 2003, the Corporation had commitments under an agreement to outsource a significant portion of its information technology function in the transportation segment, requiring annual payments as follows:

2004	$ 185.7
2005	197.1
2006	193.6
2007	167.8
2008	153.5
Thereafter	243.7
	$1,141.4

Claims

a) Adtranz

Effective May 1, 2001, the Corporation acquired from DaimlerChrysler all of the common shares of its subsidiary Adtranz. Pursuant to the terms of the SPA, a purchase price of $725.0 million US ($1.1 billion) was agreed upon. The SPA also contemplates an adjustment to the purchase price for a maximum of €150.0 million based on the carrying value of the adjusted net assets acquired, established under U.S. generally accepted accounting principles (U.S. GAAP) as at April 30, 2001 (Net Asset Amount), provided that the minimum Net Asset Amount was delivered on the closing date.

Starting in May 2001, Adtranz, under the ownership of the Corporation, prepared its April 30, 2001 closing balance sheet under U.S. GAAP, in accordance with the provisions of the SPA for the purpose of establishing the Net Asset Amount. The resulting Net Asset Amount did not meet the minimum value contemplated in the SPA, due to significant adjustments pertaining to the application of U.S. GAAP and to unrecorded costs required to complete contracts with third parties.

The Corporation announced on February 14, 2002 that discussions with DaimlerChrysler had failed to result in an agreement as to the value of the Net Asset Amount delivered at closing. In July 2002, the Corporation filed a request for arbitration with the International Chamber of Commerce in Paris.

Under the SPA, DaimlerChrysler made contractual representations and guarantees to the Corporation, including a written confirmation that the minimum Net Asset Amount was met on the closing date of April 30, 2001. The Corporation's claim for damages is largely based on material breaches of contractual representations and guarantees, including a significant deficiency in the value of the Net Asset Amount. The Corporation's claim, under the request for arbitration, is for an amount of €960.0 million ($1,576.4 million) plus interest and costs, and its resolution will result in a reduction of goodwill, $205.6 million (€150.0 million) of which was recorded during the year ended January 31, 2002.

b) Amtrak

On November 8, 2001, the Corporation filed a claim against Amtrak in the United States District Court for the District of Columbia. The claim seeks damages in excess of $200.0 million US ($305.8 million) as compensation for additional costs incurred in relation to the Acela** high-speed trainsets and locomotives contracts, including costs incurred as a result of Amtrak's failure to upgrade its infrastructure to accommodate the new equipment. On December 3, 2001, Amtrak filed a Motion to Dismiss, alleging that Bombardier had failed to follow contractual dispute resolution proceedings.

The Motion to Dismiss was denied on September 30, 2002. On October 11, 2002, Amtrak gave notice of its intent to appeal the denial of that Motion to Dismiss. On November 20, 2002, Amtrak filed a counterclaim against the Corporation and a claim against Alstom Transportation Inc., alleging damages in excess of $200.0 million US ($305.8 million). A stay on all proceedings has been issued by the Appeals Court.

c) Other litigations

The Corporation is a defendant in certain legal cases currently pending before various courts in relation to product liability and contract disputes with customers and other third parties.

The Corporation intends to vigorously defend its position in these matters. Management believes the Corporation has set up adequate provisions to cover potential losses and amounts not recoverable under insurance coverage, if any, in relation to these legal actions.

27 Reclassification

Certain of the 2002 figures have been reclassified to conform to the presentation adopted in 2003. Revenues as well as cost of sales and operating expenses have been adjusted as a result of reclassifying certain sales concessions to customers or resellers of Bombardier products. The accounting treatment of the sales concessions complies with the requirements of the Emerging Issues Task Force Issue number 01-09, published in November 2001 by the Financial Accounting Standards Board. Also, amounts were reclassified from finance receivables for Bombardier to other assets (see note 1).

28 Segment disclosure

The Corporation operates in the four reportable segments described below. Each reportable segment offers different products and services, requires different technology and marketing strategies and is headed by a president and chief operating officer.

The aerospace segment is engaged in the design, development, manufacture and sale of business and regional aircraft for individuals, corporations and commercial airline customers. It is also engaged in the manufacture of major airframe components for aircraft designed and built by other American and European aircraft manufacturers. In addition, it provides commercial and military aviation services, including maintenance and spare parts services and customer training. Furthermore, it offers the Flexjet fractional ownership program.

The transportation segment is the world leader in the rail equipment manufacturing and servicing industry. It designs, develops, manufactures and sells passenger railcars and complete rail transportation systems. It also manufactures locomotives, freight cars, airport people movers, propulsion and controls systems and provides rail control solutions.

The recreational products segment designs, develops, manufactures and sells snowmobiles, watercraft, all-terrain vehicles, outboard engines, utility vehicles and Rotax* engines.

The capital segment (BC) includes financial services and real estate activities. The financial services segment offers secured financing and leasing solutions to manufacturers, retailers and other commercial businesses, primarily in North American markets. BC also services the discontinued portfolios described in note 4. The real estate activities of this segment consist of selling land to real estate developers and renting office buildings to Bombardier.

The accounting policies of the segments are the same as those described in the Summary of Significant Accounting Policies. Management evaluates performance based on income or loss before income taxes. Previously, special items were not allocated to each segment. In order to conform to the presentation adopted in 2003, comparative segment figures have been reclassified to include special items. Intersegment services are accounted for at current market prices as if the services were provided to third parties.

Net corporate interest costs are allocated to the manufacturing segments based on each segment's net assets, and are computed as follows: one half of the Canadian prime rate is charged on gross utilized assets reduced by interest on customer advances calculated at the Canadian prime rate. The balance of unallocated actual interest costs, if any, is allocated to each manufacturing segment based on its net assets. The Corporation does not allocate corporate interest charges to the BC segment. Net assets exclude cash and cash equivalents, investment in and advances to/from BC and deferred income taxes, and are net of accounts payable and accrued liabilities, advances and progress billings in excess of related costs and accrued benefit liability and other. Most corporate office charges are allocated based on each segment's revenues.

The table containing the detailed segmented data is shown after note 29.

29 Subsequent events

Workforce reductions

Bombardier Aerospace announced on March 5, 2003 that it is taking measures to meet the continuing challenges facing the aviation industry, including a reduction of 3,000 employees at its facilities in Montréal, Toronto and Belfast over the next 12 months. As a result, a charge of approximately $104.1 million is expected to be recorded in connection with this reduction in fiscal year 2004 for severance and other involuntary termination costs.

Bank covenant

As at January 31, 2003, Bombardier had to adhere to a single financial covenant under its two main syndicated credit facilities. The ratio of total debt, essentially defined as short-term borrowings and long-term debt less subordinated debt and cash and cash equivalents, to total capitalization (total debt, as defined, plus shareholders' equity and subordinated debt) must not exceed 60%. In March 2003, the Corporation entered into amendment agreements with its lenders under its two main syndicated credit facilities, providing that the ratio must not exceed 70% as at April 30, 2003, 60% as at July 31 and October 31, 2003, and 50% as at January 31, 2004 and thereafter at each quarter end.

Equity offering and divestitures

On April 2, 2003, the Board of Directors of the Corporation approved the following:

a) The filing with the Securities Regulatory Authority of each province of Canada of a preliminary short-form prospectus for the issuance of Class B Shares (Subordinated Voting). The net proceeds of the issuance will be used for working capital and general corporate purposes.

b) The sale of the recreational products segment.

In addition to the sale of the recreational products segment, the disposal of Defence Services and Belfast City Airport are already underway. Net proceeds from the disposals will be used for working capital and general corporate purposes. The Corporation will also cease origination of BC's railcar leasing activities.

Credit events

As a result of certain downgrades in the credit rating of the Corporation's unsecured indebtedness in March 2003, the Corporation may be required to provide certain of its customers with letters of credit, surety bonds or other forms of security to secure the performance of its manufacturing obligations under aircraft or transportation equipment purchase agreements. Accordingly, the Corporation's availability under its credit facilities may be reduced. In order to limit the impact of these events on the Corporation's capital resources, the Corporation is currently in discussions with these customers regarding the amount of security required. The maximum value of the security instruments which the Corporation may be required to provide is $738.6 million.

Furthermore, as a result of the March 2003 downgrades, an amount of $200.0 million of BC securitization conduits ($160.0 million outstanding as at January 31, 2003) may have to be wound down from normal course collection. The Corporation believes it maintains available and committed alternate liquidity for these situations.

* Trademark(s) of Bombardier Inc. or its subsidiaries.

** *Acela is a trademark of Amtrak.*

SEGMENT DISCLOSURE

Industry segments

(MILLIONS OF CANADIAN DOLLARS)	*Bombardier Inc. consolidated* 2003	2002
		(restated – note 1)
External revenues	$23,664.9	$21,815.6
Intersegment revenues	–	–
Segmented revenues	23,664.9	21,815.6
Cost of sales and operating expenses	22,192.1	19,892.1
Depreciation and amortization	863.8	791.6
Interest expense (income) and other income	89.4	(11.7)
Special items	1,310.8	1,093.5
	24,456.1	21,765.5
Income (loss) before income taxes	$ (791.2)	$ 50.1
Net segmented assets	$ 5,095.0	$ 6,223.1
Accounts payable and accrued liabilities	9,167.2	7,638.9
Advances and progress billings in excess of related costs	3,816.0	3,291.5
Accrued benefit liability and other	1,250.7	1,061.6
Advances to BC	–	20.0
Deferred income taxes	691.8	643.2
Cash and cash equivalents	741.8	462.8
Total assets – Bombardier	20,762.5	19,341.1
Investment in and advances to BC	(1,286.7)	(1,363.0)
Advances from BC	(69.1)	–
Total assets – BC	9,602.7	9,264.6
Total assets – Bombardier Inc. consolidated	$29,009.4	$27,242.7
Additions to property, plant and equipment, intangible assets and goodwill, net		
– excluding business acquisitions	$ 683.1	$ 1,184.0
– business acquisitions	–	3,567.1
	$ 683.1	$ 4,751.1

Geographic information

(MILLIONS OF CANADIAN DOLLARS)	2003	2002	2003	2002
		REVENUES		PROPERTY, PLANT AND EQUIPMENT, INTANGIBLE ASSETS AND GOODWILL
				(restated – note 1)
United States	$11,103.4	$11,193.9	$ 994.8	$1,120.5
Germany	2,573.5	2,179.0	1,097.3	837.5
United Kingdom	2,336.1	1,750.0	487.3	438.5
Canada	1,836.3	1,400.5	6,280.3	5,765.7
Sweden	758.7	348.1	73.1	62.0
Switzerland	645.5	451.5	11.5	28.9
Spain	539.5	473.8	12.2	9.9
Italy	506.4	473.0	31.6	27.7
France	451.0	499.8	42.2	35.2
Japan	273.4	139.5	0.3	0.3
Portugal	245.2	99.8	62.7	57.0
Netherlands	215.9	91.3	–	–
China	215.8	432.8	46.8	22.9
Austria	201.5	256.2	113.9	83.4
Other – Europe	957.7	1,107.7	107.1	59.4
Other – Asia	272.0	401.2	5.2	6.1
Other – Americas	229.8	72.5	26.1	24.4
Other	303.2	445.0	10.1	9.0
	$23,664.9	$21,815.6	$9,402.5	$8,588.4

	Aerospace		Transportation		Recreational Products		BC	
	2003	2002	2003	2002	2003	2002	2003	2002
		(restated – note 1)						
	$ 11,294.4	$ 12,289.2	$ 9,401.9	$ 6,996.4	$ 2,476.3	$ 1,952.6	$ 492.3	$ 577.4
	–	–	19.9	23.1	–	–	402.6	389.4
	11,294.4	12,289.2	9,421.8	7,019.5	2,476.3	1,952.6	894.9	966.8
	10,630.8	10,920.8	9,012.3	6,733.1	2,247.4	1,734.8	724.1	915.9
	424.0	418.4	202.4	185.4	57.4	42.8	180.0	145.0
	272.0	228.5	(102.7)	(129.4)	33.1	24.7	(113.0)	(135.5)
	1,310.8	356.8	–	74.2	–	–	–	662.5
	12,637.6	11,924.5	9,112.0	6,863.3	2,337.9	1,802.3	791.1	1,587.9
	$ (1,343.2)	$ 364.7	$ 309.8	$ 156.2	$ 138.4	$ 150.3	$ 103.8	$ (621.1)
	$ 3,314.7	$ 4,169.2	$ 133.0	$ 322.7	$ 360.6	$ 388.2	$ 1,286.7	$ 1,343.0

	$ 485.5	$ 656.8	$ 151.3	$ 305.5	$ 49.1	$ 172.7	$ (2.8)	$ 49.0
	–	–	–	3,493.3	–	73.8	–	–
	$ 485.5	$ 656.8	$ 151.3	$ 3,798.8	$ 49.1	$ 246.5	$ (2.8)	$ 49.0

HISTORICAL FINANCIAL SUMMARY

For the years ended January 31 (restated)

Operations summary

(MILLIONS OF CANADIAN DOLLARS, EXCEPT PER SHARE AMOUNTS)	2003	2002	2001	2000	1999
Segmented revenues					
Aerospace	$11,294.4	$12,289.2	$10,689.8	$ 8,217.9	$ 6,527.6
Transportation	9,421.8	7,019.5	3,043.3	3,446.1	2,966.3
Recreational Products	2,476.3	1,952.6	1,687.1	1,473.0	1,628.1
BC	894.9	966.8	935.9	536.5	356.7
Intersegment revenues	(422.5)	(412.5)	(284.2)	(165.3)	(109.0)
External revenues	$23,664.9	$21,815.6	$16,071.9	$13,508.2	$11,369.7
Income (loss) before special items and income taxes					
Aerospace	$ (32.4)	$ 721.5	$ 1,027.9	$ 695.0	$ 605.2
Transportation	309.8	230.4	120.5	174.4	147.9
Recreational Products	138.4	150.3	86.0	17.7	(45.5)
BC	103.8	41.4	(15.4)	28.0	42.6
	519.6	1,143.6	1,219.0	915.1	750.2
Special items	1,310.8	1,093.5	29.7	51.1	–
Income (loss) before income taxes					
Aerospace	$ (1,343.2)	$ 364.7	$ 1,077.7	$ 761.6	$ 605.2
Transportation	309.8	156.2	120.5	56.7	147.9
Recreational Products	138.4	150.3	86.0	17.7	(45.5)
BC	103.8	(621.1)	(94.9)	28.0	42.6
	(791.2)	50.1	1,189.3	864.0	750.2
Income tax expense (recovery)	(176.0)	14.1	350.0	281.3	246.1
Net income (loss)	$ (615.2)	$ 36.0	$ 839.3	$ 582.7	$ 504.1
Earnings (loss) per share	$ (0.47)	$ 0.01	$ 0.60	$ 0.41	$ 0.35

General information

(MILLIONS OF CANADIAN DOLLARS, EXCEPT PER SHARE AMOUNTS)	2003	2002	2001	2000	1999
Export revenues from Canada	$ 7,568.0	$ 9,219.8	$ 8,541.0	$ 6,276.2	$ 6,092.5
Additions to property, plant and equipment, net	$ 683.1	$ 1,184.0	$ 1,178.5	$ 765.1	$ 1,071.4
Depreciation and amortization	$ 863.8	$ 791.6	$ 794.3	$ 411.0	$ 312.1
Dividend per common share					
Class A	$0.180000	$0.180000	$0.135000	$0.110000	$0.085000
Class B	$0.181563	$0.181563	$0.136563	$0.111563	$0.086563
Number of common shares (millions)	1,377.7	1,370.8	1,366.1	1,377.6	1,366.3
Book value per common share	$ 1.60	$ 2.21	$ 2.28	$ 2.21	$ 2.24
Shareholders of record	11,579	11,310	12,666	11,168	10,097

Market price range

(IN CANADIAN DOLLARS)	2003	2002	2001	2000	1999
Class A					
High	$15.67	$24.60	$26.80	$16.12	$11.77
Low	3.19	9.25	14.05	9.55	7.02
Close	5.34	14.72	24.70	14.97	11.07
Class B					
High	$15.67	$24.65	$26.70	$16.10	$11.87
Low	3.13	9.19	13.90	9.47	7.02
Close	5.12	14.70	24.54	14.65	11.25

Consolidated Balance Sheets

AS AT JANUARY 31 (MILLIONS OF CANADIAN DOLLARS) (RESTATED)	2003	2002	2001	2000	1999
Bombardier Inc. consolidated					
Cash and cash equivalents	$ 1,043.0	$ 462.8	$ 1,373.9	$ 1,664.0	$ 1,738.7
Receivables	2,349.2	1,902.1	851.2	641.5	693.8
Finance receivables	7,013.3	6,398.3	7,140.7	6,250.6	4,529.2
Assets under operating leases	1,350.9	1,831.2	1,768.1	887.2	519.5
Inventories	5,821.6	6,176.7	4,101.4	3,285.4	2,943.5
Property, plant and equipment	5,871.0	5,618.3	4,481.6	3,986.0	3,784.0
Goodwill	3,244.9	2,712.9	-	-	-
Other assets	2,315.5	2,140.4	765.8	330.6	377.8
Total assets	$29,009.4	$27,242.7	$20,482.7	$17,045.3	$14,586.5
Short-term borrowings	$ 2,563.6	$ 3,037.0	$ 2,531.2	$ 2,002.7	$ 2,363.5
Accounts payable and accrued liabilities	9,575.0	8,057.4	4,263.6	3,538.2	3,247.7
Advances and progress billings in excess of related costs	3,816.0	3,291.5	2,826.8	2,848.6	2,683.9
Long-term debt	8,815.1	7,857.7	6,131.2	4,795.0	2,575.9
Other liabilities	1,498.7	1,663.0	1,316.4	511.8	353.8
Convertible notes-equity component	-	-	-	-	180.5
Preferred shares	535.0	300.0	300.0	300.0	300.0
Common shareholders' equity	2,206.0	3,036.1	3,113.5	3,049.0	2,881.2
Total liabilities and shareholders' equity	$29,009.4	$27,242.7	$20,482.7	$17,045.3	$14,586.5
Bombardier					
Cash and cash equivalents	$ 741.8	$ 462.8	$ 1,358.8	$ 1,548.7	$ 1,706.3
Receivables	2,183.6	1,590.7	626.5	570.7	670.3
Inventories	5,821.6	6,176.7	4,101.4	3,285.4	2,943.5
Property, plant and equipment	5,723.6	5,455.2	4,348.8	3,863.7	3,689.2
Goodwill	3,244.9	2,712.9	-	-	-
Investment in and advances to BC	1,286.7	1,363.0	1,581.5	1,531.2	1,285.2
Other assets	1,760.3	1,579.8	483.6	203.4	269.4
Total assets	$20,762.5	$19,341.1	$12,500.6	$11,003.1	$10,563.9
Short-term borrowings	$ 380.8	$ 1,341.7	$ -	$ -	$ 49.3
Advances from BC	69.1	-	-	-	-
Accounts payable and accrued liabilities	9,167.2	7,638.9	4,067.0	3,328.2	2,993.5
Advances and progress billings in excess of related costs	3,816.0	3,291.5	2,826.8	2,848.6	2,683.9
Long-term debt	3,102.5	2,080.7	879.4	971.4	1,121.7
Other liabilities	1,485.9	1,652.2	1,313.9	505.9	353.8
Convertible notes-equity component	-	-	-	-	180.5
Preferred shares	535.0	300.0	300.0	300.0	300.0
Common shareholders' equity	2,206.0	3,036.1	3,113.5	3,049.0	2,881.2
Total liabilities and shareholders' equity	$20,762.5	$19,341.1	$12,500.6	$11,003.1	$10,563.9
BC					
Cash and cash equivalents	$ 301.2	$ -	$ 15.1	$ 115.3	$ 32.4
Receivables	165.6	311.4	224.7	70.8	23.5
Finance receivables	7,013.3	6,398.3	7,140.7	6,250.6	4,529.2
Assets under operating leases	1,350.9	1,831.2	1,768.1	887.2	519.5
Property, plant and equipment	147.4	163.1	132.8	122.3	94.8
Advances to Bombardier	69.1	-	-	-	-
Other assets	555.2	560.6	282.2	127.2	108.4
Total assets	$ 9,602.7	$ 9,264.6	$ 9,563.6	$ 7,573.4	$ 5,307.8
Short-term borrowings	$ 2,182.8	$ 1,695.3	$ 2,531.2	$ 2,002.7	$ 2,314.2
Advances from Bombardier	-	20.0	205.5	459.8	458.5
Accounts payable and accrued liabilities	407.8	418.5	196.6	210.0	254.2
Long-term debt	5,712.6	5,777.0	5,251.8	3,823.6	1,454.2
Other liabilities	12.8	10.8	2.5	5.9	-
Investment in BC	1,286.7	1,343.0	1,376.0	1,071.4	826.7
Total liabilities and shareholders' equity	$ 9,602.7	$ 9,264.6	$ 9,563.6	$ 7,573.4	$ 5,307.8

QUARTERLY DATA

For the years ended January 31
(restated – unaudited)

(MILLIONS OF CANADIAN DOLLARS, EXCEPT PER SHARE AMOUNTS)	*2003*	*2002*
	TOTAL	TOTAL
Segmented revenues		
Aerospace	$ 11,294.4	$ 12,289.2
Transportation	9,421.8	7,019.5
Recreational Products	2,476.3	1,952.6
BC	894.9	966.8
Intersegment revenues	(422.5)	(412.5)
External revenues	$ 23,664.9	$ 21,815.6
Income (loss) before special items and income taxes		
Aerospace	$ (32.4)	$ 721.5
Transportation	309.8	230.4
Recreational Products	138.4	150.3
BC	103.8	41.4
	519.6	1,143.6
Special items	1,310.8	1,093.5
Income (loss) before income taxes		
Aerospace	(1,343.2)	364.7
Transportation	309.8	156.2
Recreational Products	138.4	150.3
BC	103.8	(621.1)
	(791.2)	50.1
Income tax expense (recovery)	(176.0)	14.1
Net income (loss)	$ (615.2)	$ 36.0
Earnings (loss) per share		
Net income	$ (0.47)	$ 0.01
Dividend – Class B Share	0.181563	0.181563
Market price range of Class B Share		
High	15.67	24.65
Low	3.13	9.19
Net segmented assets		
Aerospace		
Transportation		
Recreational products		
BC		
Accounts payable and accrued liabilities		
Advances and progress billings in excess of related costs		
Accrued benefit liability and other		
Advances to BC		
Deferred income taxes		
Cash and cash equivalents		
Total assets – Bombardier		
Investment in and advances to BC		
Advance from BC		
Total assets – BC		
Total assets – Bombardier Inc. consolidated		

2003 FIRST QUARTER	2002 FIRST QUARTER	2003 SECOND QUARTER	2002 SECOND QUARTER	2003 THIRD QUARTER	2002 THIRD QUARTER	2003 FOURTH QUARTER	2002 FOURTH QUARTER
$ 2,655.6	$ 2,671.1	$ 2,747.5	$ 2,767.0	$ 2,499.0	$ 2,615.2	$ 3,392.3	$ 4,235.9
2,314.1	840.7	2,399.0	1,612.7	2,294.2	1,733.8	2,414.5	2,832.3
445.1	356.9	500.4	409.4	722.4	525.4	808.4	660.9
192.0	256.8	222.3	262.1	234.6	233.0	246.0	214.9
(98.7)	(100.9)	(101.7)	(102.8)	(104.3)	(109.4)	(117.8)	(99.4)
$ 5,508.1	$ 4,024.6	$ 5,767.5	$ 4,948.4	$ 5,645.9	$ 4,998.0	$ 6,743.4	$ 7,844.6
$ 158.0	$ 228.0	$ 136.7	$ 228.7	$ 49.8	$ 132.1	$ (376.9)	$ 132.7
90.6	26.4	108.5	67.1	106.7	65.3	4.0	71.6
26.7	19.0	36.0	28.6	57.6	44.9	18.1	57.8
20.6	3.0	31.2	(3.0)	37.9	12.9	14.1	28.5
295.9	276.4	312.4	321.4	252.0	255.2	(340.7)	290.6
–	–	211.4	–	–	958.6	1,099.4	134.9
158.0	228.0	(74.7)	228.7	49.8	(164.0)	(1,476.3)	72.0
90.6	26.4	108.5	67.1	106.7	65.3	4.0	(2.6)
26.7	19.0	36.0	28.6	57.6	44.9	18.1	57.8
20.6	3.0	31.2	(3.0)	37.9	(649.6)	14.1	28.5
295.9	276.4	101.0	321.4	252.0	(703.4)	(1,440.1)	155.7
98.7	92.8	33.0	103.7	83.8	(260.5)	(391.5)	78.1
$ 197.2	$ 183.6	$ 68.0	$ 217.7	$ 168.2	$ (442.9)	$ (1,048.6)	$ 77.6
$ 0.14	$ 0.13	$ 0.04	$ 0.16	$ 0.12	$ (0.33)	$ (0.77)	$ 0.05
0.046563	0.046563	0.045000	0.045000	0.045000	0.045000	0.045000	0.045000
15.67	24.35	15.05	24.65	11.94	22.40	6.77	17.39
12.70	18.80	9.92	21.26	3.13	9.19	4.46	9.80
$ 5,122.2	$ 3,614.4	$ 5,500.1	$ 4,534.2	$ 5,562.9	$ 4,996.9	$ 3,314.7	$ 4,169.2
416.9	512.5	796.1	479.3	890.3	294.7	133.0	322.7
567.0	261.3	711.1	374.8	541.9	399.1	360.6	388.2
1,338.4	1,405.5	1,378.8	1,394.3	1,189.2	1,238.2	1,286.7	1,343.0
7,444.5	5,793.7	8,386.1	6,782.6	8,184.3	6,928.9	5,095.0	6,223.1
7,137.9	4,064.7	7,361.6	6,441.0	7,721.8	6,866.9	9,167.2	7,638.9
3,787.7	2,683.6	4,081.0	3,678.0	3,329.0	3,708.2	3,816.0	3,291.5
1,090.9	509.7	1,163.6	880.7	1,171.7	1,007.0	1,250.7	1,061.6
92.7	522.0	165.0	99.6	66.8	83.0	–	20.0
581.3	82.0	608.8	430.4	571.0	767.4	691.8	643.2
510.5	411.0	392.1	647.1	1,332.3	259.7	741.8	462.8
20,645.5	14,066.7	22,158.2	18,959.4	22,376.9	19,621.1	20,762.5	19,341.1
(1,431.1)	(1,927.5)	(1,543.8)	(1,493.9)	(1,256.0)	(1,321.2)	(1,286.7)	(1,363.0)
–	–	–	–	–	–	(69.1)	–
9,271.3	10,253.9	10,737.5	10,993.2	10,977.5	9,481.7	9,602.7	9,264.6
$ 28,485.7	$ 22,393.1	$ 31,351.9	$ 28,458.7	$ 32,098.4	$ 27,781.6	$ 29,009.4	$ 27,242.7

MAIN BUSINESS LOCATIONS

Bombardier Inc.

Bombardier Inc.
Corporate Office
800 René-Lévesque Blvd. West
Montréal, Québec
Canada H3B 1Y8
Telephone: +1 514 861-9481
Fax: +1 514 861-7053

www.bombardier.com

Bombardier Aerospace

Bombardier Aerospace
Headquarters
400 Côte-Vertu Road West
Dorval, Québec
Canada H4S 1Y9
Telephone: +1 514 855-5000
Fax: +1 514 855-7401

Bombardier Aerospace
de Havilland
123 Garratt Boulevard
Downsview, Ontario
Canada M3K 1Y5
Telephone: +1 416 633-7310
Fax: +1 416 375-4546

Bombardier Aerospace
Learjet Inc.
One Learjet Way
Wichita, Kansas 67209
United States
Telephone: +1 316 946-2000
Fax: +1 316 946-2163

Bombardier Aerospace
Short Brothers plc
Airport Road, Belfast BT3 9DZ
Northern Ireland
Telephone: +44 2890 458 444
Fax: +44 2890 733 396

Bombardier Inc.
Defence Services
10000 Helen-Bristol Street
Montréal Airport, Mirabel
Mirabel, Québec
Canada J7N 1H3
Telephone: +1 450 476-4000
Fax: +1 450 476-4460

Bombardier Inc.
Amphibious Aircraft
3400 Douglas B. Floréani
Saint-Laurent, Québec
Canada H4S 1V2
Telephone: +1 514 855-5000
Fax: +1 514 855-7604

Bombardier Aerospace
Flexjet
4651 Dallas Parkway, Suite 600
Dallas, Texas 75240
United States
Telephone: +1 800 353-9538
Fax: +1 877 225-7329

Bombardier Aerospace
Flexjet Europe
Vista Office Centre
50 Salisbury Road
Hounslow, Middlesex TW4 6JH
United Kingdom
Telephone: +44 20 8538 0225
Fax: +44 20 8538 0292

Bombardier Aerospace
Flexjet Asia-Pacific
Suite 2003A
Central Plaza
18 Harbour Road
Wanchai, Hong Kong
China
Telephone: +1 888 880-3539
Fax: +852 2151-4059

Bombardier Aerospace
Skyjet
1424 16th Street, NW
Suite 210
Washington, D.C. 20036
United States
Telephone: +1 202 544-3000
Fax: +1 202 546-6155

Bombardier Transportation

Bombardier Transportation
Headquarters
1101 Parent Street
Saint-Bruno, Québec
Canada J3V 6E6
Telephone: +1 450 441-2020
Fax: +1 450 441-1515

Bombardier Transportation
European Headquarters
Saatwinkler Damm 43
13627 Berlin
Germany
Telephone: +49 30 3832 0
Fax: +49 30 3832 2000

Bombardier Transportation
North America
1101 Parent Street
Saint-Bruno, Québec
Canada J3V 6E6
Telephone: +1 450 441-2020
Fax: +1 450 441-1515

Bombardier Transportation
Regional and Commuter Trains
Kablower Weg 89
12526 Berlin
Germany
Telephone: +49 30 6793 0
Fax: +49 30 6744 560

Bombardier Transportation
Intercity Trains
Place des Ateliers, B.P. 1
59154 Crespin
France
Telephone: +33 3 27 23 5300
Fax: +33 3 27 35 1624

Bombardier Transportation
Metros
Litchurch Lane
Derby DE24 8AD
United Kingdom
Telephone: +44 1332 344 666
Fax: +44 1332 266 463

Bombardier Transportation
Light Rail Vehicles
Donaufelder Strasse 101-103
1211 Vienna
Austria
Telephone: +43 1 25 110
Fax: +43 1 25 110 8

Bombardier Transportation
Locomotives & Freight
Brown-Boveri Strasse 5
8050 Zurich
Switzerland
Telephone: +41 1 318 3333
Fax: +41 1 318 2727

Bombardier Transportation
Total Transit Systems
P.O. Box 220, Station A
Kingston, Ontario
Canada K7M 6R2
Telephone: +1 613 384-3100
Fax: +1 613 384-5244

Bombardier Transportation
Propulsion and Controls
Brown-Boveri Strasse 5
8050 Zurich
Switzerland
Telephone: +41 1 318 3333
Fax: +41 1 318 1543

Bombardier Transportation
Services
West Street, Crewe
Cheshire CW1 3JB
United Kingdom
Telephone: +44 1270 500 333
Fax: +44 1270 255 439

Bombardier Transportation
Rail Control Solutions
Letcombe Street
Reading RG1 2HW
United Kingdom
Telephone: +44 118 953 8394
Fax: +44 118 953 8483


BOMBARDIER

BOMBARDIER

Annual Information Form

2003

May 13, 2003



Table of Contents

NOTES:

(1) In this Annual Information Form, all dollar figures are in Canadian dollars, unless indicated otherwise.

(2) In this Annual Information Form, the asterisk (*) refers to a trade-mark of Bombardier Inc. or one of its subsidiaries.

Item 2 Corporate Structure

2.1 Incorporation of the Issuer

Bombardier Inc. (the "Corporation" or "Bombardier") was incorporated by letters patent under the laws of Canada on June 19, 1902 and was continued under the *Canada Business Corporations Act* by a certificate of continuance dated June 23, 1978, which was subsequently the subject of certain amendments.

The articles of the Corporation authorize it to issue shares consisting of (i) an unlimited number of preferred shares without nominal or par value issuable in series (the "Preferred Shares"), of which the following have been authorized (a) one series consisting of 12,000,000 Series 2 Cumulative Redeemable Preferred Shares (the "Series 2 Preferred Shares"), (b) one series consisting of 12,000,000 Series 3 Cumulative Redeemable Preferred Shares (the "Series 3 Preferred Shares") and (c) one series consisting of 9,400,000 Series 4 Cumulative Redeemable Preferred Shares (the "Series 4 Preferred Shares"); (ii) 1,792,000,000 Class A shares (multiple voting) (the "Class A Shares"); and (iii) 1,792,000,000 Class B shares (subordinate voting) (the "Class B Subordinate Voting Shares"). The Corporation will submit for approval, at its annual and special meeting of shareholders to be held on June 10, 2003, an amendment to its articles to increase from 1,792,000,000 to 1,892,000,000 the number of Class A Shares and Class B Subordinate Voting Shares it can issue.

The Class A Shares and the Class B Subordinate Voting Shares were the subject of a two-for-one stock split in July 2000, 1998 and 1995.

The Class B Subordinate Voting Shares are restricted shares (within the meaning of the relevant Canadian regulations respecting securities) in that they do not carry equal voting rights. In the event of a ballot, each Class A Share carries ten votes and each Class B Subordinate Voting Share carries one vote.

Each Class B Subordinate Voting Share carries a non-cumulative preferential dividend at the rate of $0.0015625 per annum.

Each Class A Share is convertible, at any time, at the option of the holder, into one Class B Subordinate Voting Share. Each Class B Subordinate Voting Share shall become convertible into one Class A Share in the event that an offer to purchase Class A Shares is accepted by the majority shareholder, namely the Bombardier family, or in the event that the majority shareholder ceases to hold over 50% of the outstanding Class A Shares of the Corporation.

Each Series 2 Preferred Share was, and will be, convertible at the option of the holder, subject to certain conditions, into a Series 3 Preferred Share on August 1, 2002 and on August 1st every fifth year thereafter. On August 1, 2002, 9,402,093 Series 2 Preferred Shares were converted into 9,402,093 Series 3 Preferred Shares leaving 2,597,907 Series 2 Preferred Shares issued and outstanding out of the authorized 12,000,000 Series 2 Preferred Shares which had been issued and outstanding until that date. In addition, on August 1, 2007 and on August 1st every fifth year thereafter, each Series 3 Preferred Share may be reconverted at the option of the holder, into a Series 2 Preferred Share, subject to certain conditions. Beginning August 1, 2002, dividends on the Series 2 Preferred Shares, provided they have been declared by the Board of Directors, are payable monthly on the basis of a variable dividend rate calculated monthly in the manner provided in the articles of the Corporation. The annual dividend rate applicable to the Series 3 Preferred Shares for the period of five years beginning on August 1, 2002 is 5.476%.

The registered office of the Corporation is located at 800 René-Lévesque Boulevard West, Montréal, Québec H3B 1Y8.

In this Annual Information Form, the term "Bombardier" means, as required by the context, the Corporation and its subsidiaries collectively or the Corporation or one or more of its subsidiaries.

2.2 Subsidiaries

The activities of the Corporation are conducted either directly or through subsidiaries. The table below lists the principal subsidiaries of each reportable segment of the Corporation as at January 31, 2003, as well as their jurisdiction of incorporation and the percentage of voting shares held by the Corporation. Certain subsidiaries whose total assets did not represent more than 10% of the Corporation's consolidated assets or whose sales and operating revenues did not represent more than 10% of the Corporation's consolidated sales and operating revenues as at January 31, 2003 have been omitted. The subsidiaries that have been omitted represent, as a group, less than 20% of the consolidated assets, sales and operating revenues of the Corporation at such date.

Bombardier Inc.	
Bombardier Aerospace	
North America	
Bombardier Aerospace Corporation (Delaware)	100%
Learjet Inc. (Delaware)	100%
Europe	
Short Brothers plc (Northern Ireland)	100%
Bombardier Transportation	
North America	
Bombardier Transit Corporation (Delaware)	100%
Europe	
Bombardier Transportation GmbH (Germany)	100%
Bombardier Transportation (Holdings) UK Ltd. (England)	100%
DWA Deutsche Waggonbau GmbH (Germany)	99.5%
Bombardier Transport France S.A. (France)	99.9%
Bombardier Recreational Products	
North America	
Bombardier Motor Corporation of America (Delaware)	100%
Europe	
Bombardier-Rotax GmbH & Co. KG (Austria)	100%
Bombardier Capital	
North America	
Bombardier Capital Inc. (Massachusetts)	100%
Bombardier Capital Ltd. (Québec)	100%

Item 3 General Development of the Business

3.1 General

The Corporation, a diversified manufacturing and services company, is a world leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. As of January 31, 2003, Bombardier has a workforce of some 75,000 people and manufacturing facilities in 25 countries throughout the Americas, Europe and Asia-Pacific.

3.2 History

Until 1973, Bombardier's operations consisted mainly of the manufacture and distribution of snowmobiles. In the 1970s and 1980s, Bombardier began diversifying its operations in the mass transit industry and in 1986, in the aerospace industry.

During the last three years, the Corporation completed the transactions described below.

On February 1, 2000, Bombardier concluded the sale of its 50% interest in Shorts Missile Systems Limited to the French defence electronics corporation, Thomson-CSF.

On June 12, 2000, Bombardier completed the sale of its defence services business in the United Kingdom to subsidiaries of Vosper Thornycroft (UK) Limited of the United Kingdom.

On August 4, 2000, Bombardier signed a sale and purchase agreement with DaimlerChrysler AG ("DaimlerChrysler") of Stuttgart, Germany to acquire all of the common shares of its subsidiary DaimlerChrysler Rail Systems GmbH ("Adtranz"). The acquisition of Adtranz was completed as at May 1, 2001. The sale and purchase agreement provided for a cash consideration of US$725 million ($1.1 billion), subject to an adjustment to the purchase price for a maximum of €150 million based on the carrying value of the net assets of Adtranz as at April 30, 2001. Since discussions with DaimlerChrysler had failed to result in an agreement with respect to that adjustment, Bombardier filed a request for arbitration with the International Chamber of Commerce, in July 2002, claiming damages against DaimlerChrysler for an amount of €960 million ($1.6 billion) plus interest and costs. DaimlerChrysler filed its answer to such claim on November 5, 2002. The matter should proceed to arbitration unless a settlement is reached.

On March 9, 2001, the Corporation acquired, through its indirect wholly-owned U. S. subsidiary Bombardier Motor Corporation of America, most of the net assets of the engine manufacturing operations of Outboard Marine Corporation ("OMC"). The acquired assets include the outboard marine engine brands Johnson* and Evinrude* as well as the Ficht* fuel injection technology.

On September 26, 2001, the Corporation announced its decision to withdraw completely Bombardier Capital from the manufactured housing and consumer finance sectors because of their disappointing results.

On September 27, 2002, Bombardier announced its decision to reduce its debt mainly through the sale and gradual wind-down of the receivable factoring portfolios as well as the business aircraft financing portfolios of Bombardier Capital. On April 3, 2003, the Corporation announced its decision to cease origination of the railcar leasing activities of Bombardier Capital. Bombardier Capital will concentrate on inventory finance and interim financing for Bombardier Aerospace regional aircraft. Proceeds from the sale and gradual wind-down of the discontinued portfolios will be applied to the reduction of Bombardier Capital's debt.

On April 3, 2003, the Corporation announced its intention to dispose of its recreational products business and confirmed the divestiture of the defense services business and the Belfast City Airport in order to focus the Corporation's activities on the aerospace and transportation segments. Following these dispositions and other initiatives, the Corporation will be made up primarily of two almost equal sized businesses with operational and financial complementarities that have different product cyclicality.

Also on April 3, 2003, Bombardier confirmed that the divestiture process is underway for the Bombardier Aerospace Defense Services business which provides technical services for military aircraft through facilities located at Mirabel, Québec and Bridgeport, West Virginia as well as pilot training for Canadian pilots and for NATO pilots and personnel from other countries in Portage la Prairie, Manitoba; Moose Jaw, Saskatchewan; and Cold Lake, Alberta.

In respect of Belfast City Airport, which the Corporation announced its intention to sell in October 2002, Bombardier announced on April 3, 2003, that prospective buyers have been identified and negotiations are ongoing.

The Corporation announced on April 7, 2003, that Bombardier Transportation has received contracts from Metronet (in which Bombardier Transportation is a 20% equity partner) for the supply of rolling stock, signaling, maintenance and project management for the modernisation of London's Underground system. The value of the contracts awarded to Bombardier Transportation is approximately £3.4 billion ($7.9 billion) over 15 years. The turnkey contracts include the project management and the supply of 1,738 metro cars and new signalling systems for the Victoria Line and Sub-Surface Lines, together with the maintenance of the rolling stock. In the early stages of the project, Bombardier Transportation will commence re-signalling work, refurbish the existing District Line rolling stock and build two pre-production trains for the Victoria Line. The new metro car fleets will be built in Bombardier's facility in Derby, United Kingdom, between 2008 and 2015.

On April 4, 2003, Bombardier Transportation had confirmed the financial close of the share purchase agreement between London Underground Ltd and Metronet, which was a condition for the awarding of the contracts. This allows for London Underground Ltd to transfer to the private sector for 30 years, the renewal, modernisation and maintenance of two of the London Underground's infrastructure projects.

On April 17, 2003, Bombardier announced that it closed a public offering of 370 millions Class B Subordinate Voting Shares, at a price of $3.25 per share, for total gross proceeds of approximately $1.2 billion.

Item 4 Narrative Description of the Business

4.1 Structure and Management

The Corporation operates in four reportable segments. Each reportable segment offers different products and services, requires different technology and marketing strategies and is headed by a President and Chief Operating Officer.

The Bombardier Aerospace segment manufactures business, regional and amphibious aircraft and provides related services. It offers comprehensive families of regional jet and turboprop commercial aircraft and a wide range of business jets. It also provides the Bombardier Flexjet* business aircraft program, technical services, aircraft maintenance and pilot training.

The Bombardier Transportation segment is the global leader in the rail equipment manufacturing and servicing industry. It offers a full range of passenger railcars, as well as complete rail transportation systems. It also manufactures locomotives, freight cars, airport people movers, propulsion and controls, and provides rail control solutions and maintenance services.

The Bombardier Recreational Products segment designs, develops, manufactures, distributes and sells snowmobiles, watercraft, all-terrain vehicles (ATVs), snow-grooming equipment and multi-purpose tracked vehicles. It also manufactures Johnson and Evinrude outboard engines, as well as Rotax engines that power Bombardier and other manufacturers' products.

The Bombardier Capital segment offers secured financing and leasing solutions to manufacturers, retailers and other commercial businesses, primarily in North American markets. It targets industry sectors

and product markets that fit its specialized core competencies, including services provided directly to Bombardier's manufacturing segments.

The four reportable segments are constituted as follows:

Bombardier Aerospace	○ Business Aircraft ○ Regional Aircraft ○ Amphibious Aircraft ○ Aviation Support and Services ○ Other Activities
Bombardier Transportation	○ Commuter/Regional Rail ○ Intercity/High-Speed Trains ○ Metro/Rapid Transit ○ Light Rail Vehicles ○ Locomotives and Freight ○ Total Transit Systems ○ Propulsion and Controls ○ Services ○ Rail Control Solutions
Bombardier Recreational Products	○ Snowmobiles ○ Watercraft ○ All-Terrain Vehicles ○ Engines ○ Outboard Engines
Bombardier Capital	○ Continued Portfolios ○ Discontinued Portfolios ○ Real Estate Services

The activities of each of these segments are described hereafter under separate headings.

Bombardier Aerospace

The operations of Bombardier Aerospace consist of designing, developing, manufacturing, marketing and selling business aircraft, regional aircraft and amphibious aircraft as well as providing aviation support and services and performing other activities.

On April 3, 2003, Bombardier confirmed that the divestiture process is underway for the Bombardier Aerospace Defense Services business which provides technical services for military aircraft through facilities located at Mirabel, Québec and Bridgeport, West Virginia as well as pilot training for Canadian pilots and for NATO pilots and personnel from other countries in Portage la Prairie, Manitoba; Moose Jaw, Saskatchewan; and Cold Lake, Alberta.

The administrative centre of Bombardier Aerospace is located in Montréal, Québec, Canada.

For a list of the Corporation's subsidiaries which fall within Bombardier Aerospace, see "Item 2 – Corporate Structure – Subsidiaries".

The following table shows the principal operation centres owned by the Corporation or one of its subsidiaries, as the case may be, unless they are indicated as being leased ("L"), and forming part of Bombardier Aerospace. The table also lists the type of operations conducted or products manufactured at these facilities.

Manufacturing Facilities	Operations Conducted or Products
Montréal, Québec, Canada(L)	Assembly of, and pre-flight activities for, the Bombardier* Challenger* 604 and the Bombardier* CRJ* Series 200. Interior finishing of the Bombardier CRJ Series 200 and painting of the Bombardier CRJ Series 200, 700 and 900. Interior completion of the Bombardier* Global Express* business aircraft.
Mirabel, Québec, Canada(L)	Engineering support and maintenance activities for CF-18 military aircraft and for other aircraft and painting and interior finishing activities for the Bombardier CRJ aircraft.
Mirabel, Québec, Canada(L)	Assembly, pre-flight, painting and interior finishing of the Bombardier CRJ Series 700 and 900.
Montréal, Québec, Canada	Parts, components and spare parts for the Bombardier Challenger, Bombardier CRJ Series 200, 700 and 900, Bombardier Global Express and Global 5000*, Bombardier Challenger 300 business jet and Bombardier* 415* aircraft; structural components for Boeing and Aerospatiale.
Montréal, Québec, Canada	Complete wing and fuselage assembly for the Bombardier 415 aircraft.
Downsview, Ontario, Canada	Manufacture and final assembly of the Bombardier* Q* Series aircraft, including related spare parts and components; manufacture of components and final assembly of Bombardier Global Express aircraft; assembly of wings for the Bombardier* Learjet* 45 and Bombardier Learjet 40; assembly of the Bombardier 415 nacelle.

Manufacturing Facilities	Operations Conducted or Products
North Bay, Ontario, Canada(L)	Final assembly of and pre-flight activities for Bombardier 415 aircraft.
Wichita, Kansas, United States	Manufacture of the Bombardier Learjet family of aircraft and of the Bombardier Challenger 300 business jet and flight test centre for aircraft manufactured by Bombardier Aerospace.
Dunmurry and Newtownabbey, Belfast, Northern Ireland, United Kingdom(L)	Composite components either for Bombardier Aerospace or for Boeing and Lockheed Martin.
Hawlmark, Newtownards, and Queen's Island, Belfast, Northern Ireland, United Kingdom(L)	Aircraft components, engine nacelles and nacelle components and spare parts for Bombardier Aerospace or for Boeing, Rolls-Royce, Rolls-Royce Deutschland, General Electric and International Aero Engines.
Tucson, Arizona, United States	Interiors completion of Bombardier Learjet and Challenger series business aircraft.

In addition, service centres for the Business Aircraft division located in Tucson, Arizona; Hartford, Connecticut; Fort Lauderdale, Florida; Indianapolis, Indiana; Wichita, Kansas, and Dallas, Texas (United States), Berlin (Germany) and Dubai (United Arab Emirates) are part of a service network called Bombardier Aviation Services. Service centres for the Regional Aircraft division are located in Asheville, North Carolina; Scranton and Allentown, Pennsylvania; and Bridgeport, West Virginia. The Corporation owns an airport located in Downsview, Ontario (Canada), and uses it to support Bombardier Aerospace's manufacturing activities. There is also a worldwide network of authorized Bombardier Challenger, Bombardier Global Express and Bombardier Learjet aircraft service facilities that are independently owned.

Marketing of the Bombardier Aerospace products is provided through marketing and sales offices. In North America, marketing and sales offices are located in Canada (in Montréal, Ottawa and Toronto) and the United States (in the states of Arizona, California, Colorado, Connecticut, Georgia, Illinois, Maryland, Missouri, New York, Ohio and Texas, and in Washington, D.C.). In Europe, marketing is carried out through offices in Germany, the United Kingdom and Switzerland. In Asia, such offices are maintained in Dubai, in the United Arab Emirates; Hong Kong; and the People's Republic of China.

Business Aircraft

Bombardier Aerospace markets, sells and provides customer support for its three families of business jets. The Bombardier Global family includes the Bombardier Global Express ultra long-range aircraft and the newly introduced super-large Bombardier Global 5000. The Bombardier Challenger family includes the Bombardier Challenger 800 (previously the Bombardier Challenger Special Edition), a corporate variant of the CRJ, the wide-body Bombardier Challenger 604 and the super-midsize Bombardier Challenger 300 (formerly known as the Continental). The Bombardier Learjet family includes the new, light Bombardier Learjet 40, the super-light Bombardier Learjet 45, the Bombardier Learjet 45 XR and the midsize Bombardier Learjet 60.

Aircraft ordered by customers are produced by the manufacturing facilities of Bombardier Aerospace. The raw materials and the various components and systems required to manufacture the aircraft are procured around the world and this procurement varies from product to product; however, most such materials, components and systems are provided by Canadian and U.S. suppliers with which Bombardier Aerospace generally has long-term contracts.

Through the Bombardier Flexjet program, Bombardier Aerospace offers to sell to customers in North America a share of a Bombardier Aerospace business aircraft, whereas in Europe and Asia, Bombardier Aerospace offers a service based program using selected aircraft operators to provide air transportation service to customers.

Bombardier Global Family

The Bombardier Global family of business jets comprises two wide-body aircraft: the intercontinental super-large Bombardier Global 5000, and the ultra long-range Bombardier Global Express. Bombardier Global aircraft share a high degree of systems commonality, offering mixed fleet operators the cost benefits of common type rating, training, spare parts and maintenance.

The Bombardier Global 5000 aircraft is a high-speed intercontinental business jet capable of flying non-stop up to 4,800 nautical miles at Mach 0.85 with eight passengers and three crew members. The program was officially launched in February 2002. The first flight took place on March 7, 2003, with first deliveries expected to begin in the fourth quarter of the fiscal year ending January 31, 2005. Main competitors of the Bombardier Global 5000 include the Gulfstream G400, the Dassault Falcon 900EX and Falcon 7X (FNX).

The Bombardier Global Express aircraft is an ultra long-range business jet covering distances of up to 6,010 nautical miles at Mach 0.85 non-stop. The Bombardier Global Express competes against the Gulfstream G500 and G550 and, to a much lesser extent, the Boeing Business Jet and the Airbus A319CJ.

Bombardier Challenger Family

The Bombardier Challenger family of business jets include the Bombardier Challenger 300, 604 and 800.

The Bombardier Challenger 300 is a recent entrant in the super-midsize category and has a transcontinental range of up to 3,100 nautical miles at Mach 0.80 with eight passengers and two crew members. The inaugural flight was completed on August 14, 2001. Its type of certification is expected in the second quarter of the fiscal year ending January 31, 2004, with initial delivery of completed aircraft to follow thereafter. It competes with four other aircraft models in this category: the Raytheon Hawker Horizon, the Gulfstream G200, the Dassault Falcon 50EX and the Cessna Citation X.

The Bombardier Challenger 604 aircraft is a wide-body, twin-engine intercontinental business jet capable of non-stop flights of over 4,000 nautical miles. The Bombardier Challenger 604 aircraft is the fifth generation of the wide-body Challenger design, the previous models being the Challenger 600, 601, 601-3A and 601-3R. Main competitors of the Bombardier Challenger 604 aircraft include the Falcon 2000EX and Falcon 900C manufactured by Dassault, as well as the Gulfstream G300.

The Bombardier Challenger 800 is a derivative of the Bombardier CRJ aircraft modified for corporate travel. It can be configured for either executive transport or as a corporate shuttle. This aircraft combines a large cabin, similar in size to the Bombardier Global Express, with a non-stop range of 3,120 nautical miles. Competitors for the Bombardier Challenger 800 are comprised of similar models manufactured by Embraer and Fairchild Dornier.

Bombardier Learjet Family

The Bombardier Learjet family's current production models are the Bombardier Learjet 40, the Bombardier Learjet 45 and 45 XR, and the Bombardier Learjet 60.

Introduced in July 2002, the Bombardier Learjet 40 is capable of operating at cruise speeds up to Mach 0.81, and has a maximum range of 1,803 nautical miles with four passengers and two crew. The first Bombardier Learjet 40 prototype aircraft completed its maiden voyage on August 31, 2002 and is expected to enter into service in the fourth quarter of the fiscal year ending January 31, 2004. The Bombardier Learjet 40's competitors are the Cessna Citation Bravo, Encore and V (Ultra) and the Raytheon Beechjet 400A.

The Bombardier Learjet 45 has a maximum range of 2,102 nautical miles with four passengers and two crew and can reach cruise speeds up to Mach 0.81. Introduced in July 2002, the Bombardier Learjet 45 XR is an evolution of the Bombardier Learjet 45 designed to deliver greater payload-range capabilities through a 1,000-pound increase in Maximum Takeoff Weight (MTOW) and enhanced engine performance. The

Bombardier Learjet 45 XR program is currently under development, with entry into service scheduled in fiscal year 2004. Both the Bombardier Learjet 45 and 45 XR compete with the Cessna Citation Excel.

The Bombardier Learjet 60 has a maximum range of 2,502 nautical miles, with four passengers. Maximum cruise speed is Mach 0.81. The Bombardier Learjet 60 has many competitors which include the Gulfstream G100, the Raytheon Hawker 800XP, the Cessna Sovereign, the Gulfstream G150 and the Cessna Citation VII.

○ Bombardier Flexjet Program

The Bombardier Flexjet program is based in North America, but it also has operations in Europe and Asia. Bombardier Aerospace sells to customers in North America a share of business aircraft manufactured by Bombardier Aerospace; it also manages all operations and support for the aircraft, including flight crew, maintenance, hangar fees and insurance. Through Flexjet's European program, customers purchase hours of flight time instead of a physical share of an aircraft. Through Flexjet Asia, in association with charter operators, maintenance companies and individual aircraft owners, Bombardier Flexjet continues its commitment to expanding its worldwide portfolio of business jet solutions.

Flexjet holds the number three position among the fractional ownership programs currently available in that market. Its main competitors, Executive Jet Aviation and Flight Options, have typically purchased new aircraft from different manufacturers, such as Gulfstream, Cessna and Raytheon. Raytheon is a principal partner in Flight Options. A few other small organizations also offer fractional ownership of various categories of aircraft.

Regional Aircraft

Bombardier Aerospace markets and sells the Bombardier CRJ aircraft family and the Bombardier Q Series family of turboprops to airline companies and also provides maintenance and modification services to its customers. Raw materials and equipment are procured from suppliers in Canada, the United States and Europe with which Bombardier Aerospace generally has long-term contracts.

⊖ Bombardier CRJ Aircraft

The Bombardier CRJ aircraft are assembled at the Bombardier Aerospace facilities, in Montréal, Québec and at Montréal's Mirabel Airport.

The Bombardier CRJ family consists of the 40-, 44- and 50-passenger Series 100 and Series 200 aircraft, the 70-passenger Series 700 aircraft and the 86-passenger CRJ900* aircraft.

The Bombardier CRJ aircraft family has one major competitor: Empresa Brasileira De Aeronautica S.A. ("Embraer") of Brazil which produces the 50-passenger jet ERJ145, the 37-passenger jet ERJ135 and a 44-passenger jet, the ERJ-140. Embraer also offers the 70-passenger jet Embraer 170, the 86-passenger jet Embraer 175, the 98-passenger jet Embraer 190 and the 108-passenger jet Embraer 195. A second competitor to the Bombardier CRJ Series, Fairchild Dornier of Germany, became insolvent during 2002. Fairchild Dornier had delivered approximately 82 32-passenger 328JET aircraft before becoming insolvent.

⊖ Bombardier Q Series Aircraft

The Bombardier Q Series family of turboprops assembled at the Bombardier Aerospace facilities in Downsview, Ontario, consists of the 37-passenger Q100* and Q200* aircraft, the 50-passenger Q300* aircraft and the 68- to 78-passenger Q400* aircraft.

The main products in competition with the Bombardier Q Series aircraft family come from ATR (a consortium consisting of Aerospatiale of France and Alenia of Italy). The Q300 aircraft faces competition from the ATR 42 and the Q 400 from the ATR 72.

Amphibious Aircraft

Bombardier Aerospace markets the Bombardier 415 turboprop amphibious aircraft, the only purpose-built firefighting aircraft currently available. The aircraft can also be adapted to a variety of specialized missions such as search and rescue, environmental protection, coastal patrol and transport.

Aviation Support and Services

Bombardier Aerospace provides a broad range of services to customers, including training for pilots and maintenance technicians, aircraft completion services, aircraft maintenance and spare parts.

Customer Training

Bombardier Aerospace offers, through joint ventures, a complete range of pilot and maintenance training programs for the Bombardier CRJ Series aircraft in Montréal, Canada, in Qingdao, China, and in Berlin, Germany.

Bombardier Aerospace is the only business jet manufacturer to directly provide customized pilot and maintenance training, as well as ancillary training. The training centres are located in Montréal, Canada and in Dallas, United States.

In addition, Bombardier Aerospace provides maintenance and support services for military pilot training. The NATO Flying Training in Canada (NFTC) program is in full operation with Denmark, the United Kingdom, the Republic of Singapore, Italy, Hungary and Canada as participating nations.

Business Aircraft Completions

Bombardier Aerospace has two business aircraft completion centres located in Montréal, Québec, and Tucson, Arizona, as well as a network of authorized completion centres.

Aircraft Maintenance and Spare Parts Services

Bombardier Aerospace's Fort Lauderdale, Florida, Indianapolis, Indiana, Tucson, Arizona, Wichita Kansas, Hartford, Connecticut and Dallas, Texas service centres provide maintenance and spare parts services for the Bombardier Global Express aircraft as well as the Bombardier Learjet and Challenger families. Those services are also available at a service centre in Berlin, Germany operated through a joint venture with Lufthansa. Bombardier Aerospace provides similar services in Europe and the Middle East and is also associated with 26 authorized service centres worldwide to provide complete services to operators.

Bombardier Aerospace offers maintenance and modification services to Bombardier CRJ Series operators in Bridgeport, West Virginia. Maintenance services for military aircraft are carried out mainly at the Mirabel facility in Québec.

Bombardier Aerospace also operates spare parts services through depots strategically located around the world.

Other Activities

Other activities carried out by Bombardier Aerospace include component manufacturing for third parties at facilities in Montréal, Québec, and in Belfast, Northern Ireland, where most of the design, development and manufacture of major airframe structures is undertaken.

Bombardier Transportation

Bombardier Transportation, the global leader in the rail equipment manufacturing and servicing industry, offers a full range of passenger railcars, as well as complete rail transportation systems. It also manufactures locomotives, freight cars, airport people movers, propulsion and controls and provides rail control solutions. Bombardier Transportation is also a provider of maintenance services.

The administrative centre of Bombardier Transportation is divided between Longueuil, Québec, Canada and Berlin, Germany.

For a list of the Corporation's subsidiaries which fall within Bombardier Transportation, see "Item 2 – Corporate Structure – Subsidiaries".

The following table shows the principal operation centres owned by the Corporation or one of its subsidiaries, as the case may be, unless they are indicated as being leased ("L"), and forming part of Bombardier Transportation. The table also lists the type of operations conducted or products manufactured at these facilities.

Manufacturing Facilities	Operations Conducted or Products
La Pocatière, Québec, Canada	Manufacture of mass transit vehicles.
Thunder Bay, Ontario, Canada	Manufacture of mass transit vehicles.
Plattsburgh, New York, United States (L)	Final assembly of mass transit vehicles.
Pittsburgh, Pennsylvania, United States	Final assembly of automated people movers and propulsion systems.
Sahagún, Mexico	Manufacture of mass transit vehicles and freight cars, refurbishment of rail passenger cars and light rail vehicle manufacturing center for North America.
Hortolãndia, Brazil (L)	Final assembly of mass transit vehicles and vehicles refurbishment.
Vienna, Austria	Manufacture of aluminum and steel carbodies for passenger cars (in particular light rail vehicles) in Europe.
Brugge, Belgium	Manufacture of aluminum and steel carbodies for passenger cars in Europe, final assembly and railway equipment.
Česká Lipa, Czech Republic	Supplier of primary parts and welding substructures and low-cost components.
Crespin, France	Manufacture of aluminum and steel carbodies for passenger cars in Europe, final assembly and bogies.
Aix-la-Chapelle (Aachen), Germany	Final assembly of passenger vehicles for Europe.
Ammendorf, Germany	Manufacture of steel carbodies and final assembly of passenger vehicles. To be converted as refurbishment and services facilities.
Bautzen, Germany	Manufacture of aluminum and steel carbodies for passenger cars (in particular light rail vehicles) in Europe.

Manufacturing Facilities	Operations Conducted or Products
Görlitz, Germany	Manufacture of aluminum and steel carbodies for passenger cars and assembly of double-deck trains.
Hennigsdorf, Germany	Final assembly of passenger vehicles and test center, propulsion and control activities (mechanical drives assembly and train command and control engineering).
Kassel, Germany (L)	Manufacture of locomotives.
Siegen, Germany	Manufacture of bogies for Europe.
Dunakeszi, Hungary (L)	Refurbishment activities and engineering.
Vado Ligure, Italy	Manufacture of locomotive, freight vehicles and refurbishment activities.
Strömmen, Norway	Services activities.
Wroclaw, Poland	Manufacture of locomotives, freight vehicles and bogies frames and locomotive carbodies.
Amadora, Portugal	Final assembly and services activities.
Västerås, Sweden	Propulsion and control activities. To be converted as services facilities.
Pratteln, Switzerland (L)	Final assembly of passenger vehicles and vehicles overhaul.
Central Rivers, United Kingdom	Maintenance and overhaul activities.
Crewe, United Kingdom	Wheelset and bogies service activities, overhaul and refurbishment.
Derby, United Kingdom	Manufacture of bogies and of aluminum and steel carbodies for passenger cars in Europe, final assembly site for Europe and European center for metro. Wheel and bogie overhaul.
Plymouth, United Kingdom	Subassembly and final assembly for signalling products.
Wakefield, Yorkshire, United Kingdom	Final assembly of passenger train and refurbishment business.
Melbourne, Australia	Manufacturing activities and inter city trains services workshop.
Maryborough, Australia (L)	Manufacturing activities for regional and commuter cars.

Marketing of the products manufactured by Bombardier Transportation is carried out through marketing or sales offices. In North America, these marketing or sales offices are located in Canada (in Longueuil, Québec, and Millhaven (Kingston), Ontario), the United States (in the states of California, Florida, Minnesota, New York and Pennsylvania, and in Washington, D.C.), in Mexico and Brazil.

In Europe, marketing is effected through offices in Austria, Belgium, Czech Republic, Denmark, Finland, France, Germany, Ireland, Norway, Poland, Portugal, Russia, Spain, Sweden, Switzerland, Turkey and the United Kingdom.

Finally, Bombardier Transportation also has offices in the United Arab Emirates, India, South Africa, Australia, China, Korea, Malaysia, Philippines, Singapore, Taiwan and Thailand.

Bombardier Transportation leases these marketing or sales offices, with the exception of the office in Longueuil, Québec, and those in Austria, Belgium, Germany, Switzerland and the United Kingdom, which it owns.

Bombardier Transportation has two major global competitors, Alstom and Siemens, both active in the same fields as Bombardier i.e. from rolling stock to rail controls systems, propulsion, services and turnkey systems. Both Alstom and Siemens are also active in other industry segments such as fixed installations, power generation and transmission.

Ansaldo-Breda is also a full line supplier but with a more limited spread geographically with its stronghold in Italy. CAF, Talgo and Stadler are niche players in the field of passenger cars, mainly in Europe but they are also involved in the United States to a limited extent.

Japanese suppliers like Hitachi, Toshiba, Mitsubishi and Kawasaki are mostly seen competing in Asia and the United States for rolling stock projects or as electrical propulsion suppliers.

In the field of rail control systems, Alcatel, GE Harris and Invensys are also competitors.

As result of the ongoing worldwide railway industry consolidation process as well as market dynamics, Bombardier has maintained project based business relationships with most of its competitors, especially in Europe.

Commuter / Regional Rail

Bombardier Transportation offers a wide range of passenger railcars for suburban and regional markets. The product line includes electrical multiple units (EMUs), diesel multiple units (DMUs), coaches and double-deck trains.

Intercity / High-Speed Trains

Bombardier Transportation's product line includes diesel multiple units (DMUs), electric multiple units (EMUs), diesel-electric multiple units (DEMUs), coaches and high speed trains.

Metro / Rapid Transit

Bombardier Transportation offers a full range of technologies adapted to the needs of urban transit systems.

Light Rail Vehicles

Bombardier Transportation's family of light rail vehicles includes street-trams, city-trams and Tram-Trains* vehicles.

Locomotives and Freight

Bombardier Transportation offers locomotives for use in intercity, regional and freight traffic as well as electric and diesel-electric locomotives to suit the specific needs of railway operators. Freight cars are designed and manufactured for private and state-owned operators.

Total Transit Systems

Bombardier Transportation develops, designs and markets complete transportation systems from high-capacity urban transit systems to short-distance people movers. Bombardier Transportation also provides the operations and maintenance services for fully automated driverless systems.

Propulsion and Controls

Bombardier Transportation offers electrical propulsion systems, drives, train control and on-board train computer systems as well as auxiliary inverters/power systems.

Services

Bombardier Transportation provides a full range of maintenance services. These services include total train maintenance, technical support, spares and logistic management, car re-engineering and heavy overhaul and component re-engineering and overhaul.

Rail Control Solutions

Bombardier Transportation's product portfolio includes integrated operation-control systems, electronic and relay-interlocking, automatic train protection and automatic train operation radio-based signalling systems and wayside equipment.

Bombardier Recreational Products

The operations of Bombardier Recreational Products consist of designing, developing, manufacturing, distributing and selling snowmobiles, watercraft, all-terrain vehicles (ATVs), outboard engines, snow-grooming equipment and multi-purpose tracked vehicles. It also manufactures Rotax engines that power Bombardier and other manufacturers' products.

On April 3, 2003, the Corporation announced its intention to dispose of its recreational products business in order to focus the Corporation's activities on the aerospace and transportation segments.

The administrative centre of Bombardier Recreational Products is located in Longueuil, Québec, Canada.

For a list of the Corporation's subsidiaries which fall within Bombardier Recreational Products, see "Item 2 – Corporate Structure – Subsidiaries".

The following table shows the principal operation centres owned by the Corporation or one of its subsidiaries, as the case may be, unless they are indicated as being leased ("L"), and forming part of Bombardier Recreational Products. The table also shows products manufactured or operations conducted at such facilities, as the case may be.

Manufacturing Facilities	Operations Conducted or Products
Valcourt, Québec, Canada	Manufacture of Ski-Doo* snowmobiles, Sea-Doo* watercraft, Bombardier all-terrain vehicles and related components.
Benton, Illinois, United States	Manufacture of four-seater Sea-Doo watercraft.
Gunskirchen, Austria	Manufacture of engines and engine components for Ski-Doo and Lynx* snowmobiles, Sea-Doo watercraft, Bombardier all-terrain vehicles, as well as other manufacturers' small and ultra-light aircraft, motorcycles, scooters and karts.
Rovaniemi, Finland	Manufacture of Lynx Wide Track snowmobiles, snowmobile frames and snowmobile components.
Sturtevant, Wisconsin, United States	Manufacture of Evinrude and Johnson outboard engines.
Spruce Pine, North Carolina, United States	Casting of metal components for Evinrude and Johnson outboard engines.
Andrews, North Carolina, United States	Machining of components for Evinrude and Johnson outboard engines.
Juarez, Mexico	Manufacture of parts and accessories for Evinrude and Johnson outboard engines.
Delavan, Wisconsin, United States (L)	Manufacture of electronic, fuel injection and oiler components for Evinrude and Johnson outboard engines and for other watercraft manufacturers.
Dong Guan, People's Republic of China (L)	Manufacture of electronic components for Evinrude and Johnson outboard engines and manufacture of certain small Evinrude and Johnson outboard engines.

Distribution of the products manufactured by Bombardier Recreational Products is carried out through distribution centres located in the provinces of Alberta and Québec, in Canada, in the states of Colorado, Georgia, Illinois, New Jersey, Nevada, Texas, Utah, Washington and Wisconsin, in the United States, and in Australia, Belgium, Brazil, Finland, Japan and New Zealand.

Marketing of the products manufactured by Bombardier Recreational Products is carried out through the marketing or sales offices of its divisions and subsidiaries located in Canada, the United States, Australia, Austria, Belgium, Finland, Japan, Russia, Singapore and Sweden, and through a network of authorized distributors and dealers.

Snowmobiles

Bombardier Recreational Products develops, designs, manufactures, sells and distributes the Ski-Doo snowmobiles product line and the Lynx snowmobiles product line which is specifically designed for the European market.

The line of snowmobiles offered by Bombardier Recreational Products in 2002-2003 consists of 29 Ski-Doo models in seven different categories and 17 Lynx models in six different categories.

Bombardier Recreational Products sells its snowmobiles in North America through a network of authorized dealers with which it deals either directly or through authorized distributors. In Europe, Bombardier Recreational Products sells its snowmobiles through independent authorized distributors and agents, except in Sweden and Norway, where it sells to authorized dealers through wholly-owned subsidiaries.

Bombardier Recreational Products competes in various snowmobile markets with American and Japanese manufacturers, namely, Arctic Cat, Polaris and Yamaha.

Watercraft

Bombardier Recreational Products develops, designs, manufactures, sells and distributes Sea-Doo watercraft. The product line of Sea-Doo watercraft offered by Bombardier Recreational Products in 2002-2003 consists of eleven models.

Kawasaki, Polaris, Yamaha and Honda currently compete with Bombardier Recreational Products in the watercraft industry.

All-Terrain Vehicles

In the ATV market, Bombardier Recreational Products develops, designs, manufactures, sells and distributes an expanding line of vehicles. As part of a new strategic alliance, Bombardier Recreational Products will manufacture ATVs for Deere & Company.

Honda, Polaris, Yamaha, Suzuki, Arctic Cat and Kawasaki compete with Bombardier Recreational Products in the ATV market.

Engines

Bombardier Recreational Products develops, designs, manufactures, markets and sells two-stroke and four-stroke engines under the Rotax* brand name. These engines are used in Ski-Doo and Lynx snowmobiles, in Sea-Doo watercraft, in Bombardier ATVs and in other manufacturers' motorcycles, scooters, karts and small and ultralight aircraft.

Outboard Engines

Bombardier Recreational Products designs, manufactures, sells and distributes outboard engines for marine use under the Evinrude and Johnson brand names, which are offered in two- or four-stroke configurations, ranging from three horsepower (hp) to 250hp.

Bombardier Capital

Bombardier Capital offers secured financing and leasing solutions to manufacturers, retailers and other commercial businesses, primarily in North American markets. Bombardier Capital targets industry sectors and product markets that fit its specialized core competencies, including services provided directly to Bombardier's manufacturing segments.

On September 27, 2002, the Corporation announced its decision to reduce its debt mainly through the sale and gradual wind-down of the receivable factoring and the business aircraft financing portfolios of Bombardier Capital. On April 3, 2003, the Corporation announced its intention to cease origination of the railcar leasing activities of Bombardier Capital. Bombardier Capital will concentrate on inventory finance and interim financing for Bombardier Aerospace regional aircraft. Proceeds from the sale and gradual wind-down of the discontinued portfolios will be applied to the reduction of Bombardier Capital's debt.

Bombardier Capital's continued activities are grouped into the following portfolio categories: inventory finance, commercial aircraft, and industrial equipment. Bombardier Capital's discontinued activities are grouped into the following portfolio categories: business aircraft, receivable factoring, railcar leasing, manufactured housing, consumer finance and "other" portfolios.

The administrative centre of Bombardier Capital is located in Jacksonville, Florida, in the United States.

For a list of the Corporation's subsidiaries which fall within Bombardier Capital, see "Item 2 – Corporate Structure – Subsidiaries".

Continued Portfolios

Inventory Finance

Bombardier Capital's inventory finance activities provide floorplan financing on a secured basis to retailers purchasing inventory products in the United States and Canada. Primary markets are marine products, manufactured housing and motorized recreational vehicles, as well as Bombardier-manufactured recreational products.

Commercial Aircraft

Bombardier Capital provides interim financing support to Bombardier Aerospace regional aircraft customers until permanent third-party financing is arranged. Bombardier Capital also provides long-term third-party lease financing for commercial aircraft taken in trade against new commercial aircraft sales.

Discontinued Portfolios

Business Aircraft

Bombardier Capital's business aircraft portfolio consists of loans and finance leases mainly to third-party purchasers of new and used business aircraft, classified as finance receivables. This portfolio also includes used aircraft with respect to trade-in business aircraft, mainly from affiliates, classified as assets under operating leases.

On September 27, 2002, the Corporation decided to withdraw from the financing of business aircraft, including leases for new and used business aircraft. Bombardier Capital expects to significantly reduce this portfolio over the next several months, through an orderly process combining sales and wind-downs.

Receivable Factoring

Bombardier Capital's receivable factoring portfolio consists of third-party trade receivables which originated from the Corporation's manufacturing segments. Complete wind-down is expected within fiscal year 2004 based on typical duration of receivables of between 30 and 180 days.

Railcar Leasing

On April 3, 2003, the Corporation announced its decision to cease origination for Bombardier Capital's railcar leasing activities. These activities consist of third-party freight car leasing as well as full-service maintenance and/or management services to owners and users of freight cars in North American markets. Bombardier Capital purchases freight railcars, typically from a third-party manufacturer, and subsequently enters into a sale and leaseback with a financial institution. The financial institution assumes ownership of the asset with Bombardier Capital as the lessee. Bombardier Capital then sub-leases the asset to the actual user of the equipment, typically for three to seven years. The diversified fleet averages less than five years of age.

Manufactured Housing

On September 26, 2001, Bombardier Capital exited from the manufactured housing finance sector due to unfavorable market trends and disappointing operating performance. Manufactured housing finance activities provided retailers in the United States with financing services for consumer purchases of manufactured homes. Bombardier Capital continues the controlled liquidation of the manufactured housing portfolio and expects substantial wind-down to be achieved within several years.

Consumer Finance

On September 26, 2001, Bombardier Capital withdrew from the consumer finance segment for poor performance and a reorientation toward businesses more closely aligned with the Corporation's core competencies. Consumer finance activities involved secured loans designed to enable consumers to acquire recreational products and services. Bombardier Capital expects the consumer finance portfolios to achieve substantial wind-down in the next two years.

Other

The technology management and finance, mid-market commercial equipment finance and small ticket finance portfolios were discontinued in fiscal year 2000. The liquidation of these portfolios is expected to be substantially completed within one year.

Real Estate Services

Through Bombardier's real estate services, Bombardier Capital derives revenues from the development of Bombardier real estate assets earmarked for new uses, and from activities aimed at meeting the real estate needs of other Bombardier businesses. Other revenues are generated from the sale of land to real estate developers, which involves the establishment of an urban residential community with integrated commercial and service infrastructures on land adjacent to Bombardier Aerospace facilities in Montréal, Québec.

4.2 Segmented Disclosure

For information respecting Bombardier's sales by industry and geographic segments, reference is made to note 28 of the notes to the consolidated financial statements for the fiscal years ended January 31, 2003 and January 31, 2002, which consolidated financial statements and accompanying notes, appearing on pages 112, 114 and 115 of the Corporation's Annual Report for 2002-2003, which note is incorporated herein by reference.

4.3 Agreements Relating to the Use of Certain Technologies

Some operations of Bombardier are conducted under agreements which allow it to use certain technical data and information relating to products or technologies developed by others. The most important of such agreements is the agreement signed on December 22, 1986 with Cartierville Financial Corporation Inc. ("CFC") (a wholly-owned subsidiary of Canada Development Investment Corporation, in turn wholly-owned by the Canadian federal government), under which Canadair Limited had obtained a licence granting it the exclusive and absolute right to use and exploit all the technology relating to the design of the Challenger aircraft and to use and incorporate that technology in the manufacture, development, testing, sale, distribution and maintenance of Challenger aircraft and any other related product worldwide. The initial term of the agreement is 21 years; however, the Corporation (as successor in interest to Canadair Limited) has an option to renew this agreement for three additional consecutive periods of 21 years each. In consideration for the rights thus granted to it, the Corporation paid CFC a lump sum of $20 million in 1988, less an amount equal to certain royalties then paid, in lieu of the royalties provided for under the agreement.

4.4 Research and Development

Every year, Bombardier commits a portion of its revenues to research and development. The total sums spent for this purpose appear in note 18 to the consolidated financial statements for the fiscal years ended January 31, 2003 and January 31, 2002 appearing on page 98 of the Corporation's Annual Report for 2002-2003, which note is incorporated herein by reference. These investments reinforce the skills and know-how of the engineers and technicians who currently make up Bombardier's design and engineering force.

4.5 Environment

During 2002-2003, the manufacturing operations of Bombardier continued to be in compliance with the applicable environmental laws and regulations. Certain cases of non-compliance identified during environmental audits completed during the year were or are being corrected. In all such cases, corrective action measures were identified, brought to the attention of the government authorities, if required, and incorporated into an action plan for implementation. The cost of the corrective measures, taken singly or together, does not or will not have any material effect on the performance of Bombardier.

In previous years, Bombardier reported that it had been identified as potentially liable for the contamination of certain third-party sites in the United States. The resulting management activities were continued during 2002-2003. The costs associated with these activities were not material during the period. The future costs associated with these activities are not known and are not of a nature to become material for Bombardier.

As part of the acquisition of Adtranz completed as of May 1, 2001, Bombardier was informed or acquired knowledge of certain environmental conditions of the properties previously owned by Adtranz. During 2002-2003, certain decontamination activities were undertaken. The costs associated with those activities are not material and are not expected to become material to Bombardier.

4.6 Human Resources

The following table shows the number of employees of Bombardier as at January 31, 2003, compared with January 31, 2002:

	Number of employees as at January 31	
	2003	2002
Bombardier Aerospace	29,056	32,766
Bombardier Recreational Products	7,423	6,739
Bombardier Transportation	32,884	34,128
Bombardier Capital	779	1,003
Corporate Office	269	243
Total	70,411	74,879

In North America, at the end of 2002-2003, 13,449 employees of Bombardier were represented by certified unions under 15 separate collective agreements. These agreements expire at different dates, the latest of which is December 2005.

In Europe, there are some 92 collective agreements in force. National unions represent employees in subsidiaries or divisions and national and sectoral bargaining generally takes place every one or two years depending on the country. These agreements expire at different dates, the latest of which is December 2005.

Bombardier considers that its relations with its employees are satisfactory.

4.7 Foreign Currency Fluctuations

The Corporation is exposed to risks resulting from foreign currency fluctuations arising either from carrying its businesses from Canada in foreign currencies or through operations in foreign countries. In an effort to mitigate those risks, the Corporation makes use of derivative contracts to hedge the exposure to future cash flows in various currencies and asset/liability management, which involves mostly borrowing in foreign currencies to hedge foreign currency exposure arising from permanent investments in foreign countries.

Item 5 Selected Consolidated Financial Information

5.1 Annual Information

Consolidated financial information for the last three fiscal years ended January 31

(millions of dollars, except per share amounts)	2003	2002	2001
		Restated[1]	Restated[1]
Revenues	23,664.9	21,815.6	16,071.9
Net income (loss)	(615.2)	36.0	839.3
Total assets	29,009.4	27,242.7	20,482.7
Long-term debt	8,815.1	7,857.7	6,131.2
Series 2 Redeemable Preferred Shares	65.0	300.0	300.0
Series 3 Redeemable Preferred Shares	235.0	-	-
Series 4 Redeemable Preferred Shares	235.0	-	-
Earnings (loss) per share			
Basic	$(0.47)	$0.01	$0.60
Diluted	$(0.47)	$0.01	$0.59
Dividend per share			
Series 2 Redeemable Preferred Shares	$1.19375	$1.37500	$1.37500
Series 3 Redeemable Preferred Shares	$0.68450	-	-
Series 4 Redeemable Preferred Shares	$1.39876	-	-
Class A Shares	$0.18000	$0.18000	$0.13500
Class B Subordinate Shares	$0.18156	$0.18156	$0.13656

(1) See note 1 of the consolidated financial statements appearing on pages 80 to 83 of the Corporation's Annual Report for 2002-2003. This note is incorporated herein by reference.

5.2 Quarterly Information

Quarterly consolidated financial information (unaudited)

(millions of dollars, except per share amounts)	4th qtr.	3rd qtr.	2nd qtr.	1st qtr.
	2002-2003 Restated[1]			
Revenues	6,743.4	5,645.9	5,767.5	5,508.1
Net income (loss)	(1,048.6)	168.2	68.0	197.2
Earnings per share				
Basic	(0.77)	0.12	0.04	0.14
Diluted	(0.77)	0.12	0.04	0.14
Dividend per share				
Series 2 Redeemable Preferred Shares	$0.27000	$0.23625	$0.34375	$0.34375
Series 3 Redeemable Preferred Shares	$0.34225	$0.34225	-	-
Series 4 Redeemable Preferred Shares	$0.39063	$0.39063	$0.39063	$0.22687
Class A Shares	$0.04500	$0.04500	$0.04500	$0.04500
Class B Subordinate Shares	$0.04500	$0.04500	$0.04500	$0.04656

(millions of dollars, except per share amounts)	4th qtr.	3rd qtr.	2nd qtr.	1st qtr.
	2001-2002 Restated[1]			
Revenues	7,844.6	4,998.0	4,948.4	4,024.6
Net income (loss)	77.6	(442.9)	217.7	183.6
Earnings per share				
Basic	$0.05	$(0.33)	$0.16	$0.13
Diluted	$0.05	$(0.33)	$0.15	$0.13
Dividend per share				
Series 2 Redeemable Preferred Shares	$0.34375	$0.34375	$0.34375	$0.34375
Class A Shares	$0.04500	$0.04500	$0.04500	$0.04500
Class B Subordinate Shares	$0.04500	$0.04500	$0.04500	$0.04656

(1) See note 1 of the consolidated financial statements appearing on pages 80 to 83 of the Corporation's Annual Report for 2002-2003. This note is incorporated herein by reference.

5.3 Dividends

The Corporation declared the dividends indicated below on its outstanding shares during the fiscal years ended January 31, 2003 and January 31, 2002.

	Fiscal years ended January 31			
	2003		2002	
(millions of dollars, except per share amounts)	Total	Per share	Total	Per share
Series 2 Redeemable Preferred Shares	9.6	$1.19375	16.5	$1.37500
Series 3 Redeemable Preferred Shares	6.4	$0.68450	-	-
Series 4 Redeemable Preferred Shares	13.1	$1.39876	-	-
Class A Shares	61.6	$0.18000	61.8	$0.18000
Class B Subordinate Voting Shares	187.3	$0.18156	186.2	$0.18156

The articles of the Corporation stipulate that no dividends may be paid on the Class A Shares or the Class B Subordinate Voting Shares unless all accrued and unpaid dividends on the Series 2 Preferred Shares,

Series 3 Preferred Shares and Series 4 Preferred Shares have been declared and paid or set aside for payment, or all the outstanding Series 2 Preferred Shares, Series 3 Preferred Shares or Series 4 Preferred Shares, as the case may be, have been called for redemption and the redemption price of such shares has been deposited in the manner set out in the articles of the Corporation.

The holders of Class B Subordinate Voting Shares are entitled, in preference to the holders of Class A Shares, to a non-cumulative dividend at the rate of $0.0015625 per share per annum; when a dividend on the Class B Subordinate Voting Shares at the rate of $0.0015625 per share per annum is declared and paid or set aside for payment in any financial year, the Class A Shares and the Class B Subordinate Voting Shares participate equally, share for share, with respect to any additional dividend which may be declared, paid or set aside for payment during said financial year.

In general, the Corporation's policy is to set the total amount of its dividends for a fiscal year at approximately 30% of the consolidated net income for the previous financial year. The Board of Directors of the Corporation reserves the right to modify this policy at any time.

At its meeting of April 2, 2003, the Board of Directors of Bombardier re-affirmed its policy of paying dividends on the Class A Shares and the Class B Subordinate Voting Shares. However, the Board resolved that if, as and when such dividends are declared, such dividends, for the current fiscal year, would be no greater than $0.09 per share (plus, in the case of the Class B Subordinate Voting Shares, a preferential dividend of $0.0015625 per share per annum) on an annual basis (i.e. one half of the annual dividend per share declared in fiscal year 2003).

At the April 2, 2003 meeting of the Board, a dividend of $0.0225 per share (plus the preferential dividend of $0.000390625 per share for holders of Class B Subordinate Voting Shares) was declared payable on May 31, 2003, to holders of record on May 16, 2003.

Pursuant to various financing agreements to which they are parties, Bombardier Capital Ltd., Bombardier Capital Inc. and Learjet Inc. are subject to certain restrictions as to payment of dividends. The Corporation, as intervenor, is also subject to certain restrictions as to the receipt of dividends from these subsidiaries. These subsidiaries have undertaken to maintain certain financial ratios or a minimum level of net worth, which may have the indirect effect of restricting payment of dividends by these subsidiaries.

Item 6 Management's Discussion and Analysis

A discussion and analysis by management of the financial condition and results of operations for the fiscal years ended January 31, 2003 and January 31, 2002 is presented under the item "Management's Discussion and Analysis" on pages 34 to 69 of the Corporation's Annual Report for 2002-2003, which item is incorporated herein by reference. To complement the financial discussion and analysis, reference is made to the consolidated financial statements for the fiscal years ended January 31, 2003 and January 31, 2002, the summary of significant accounting policies and the notes to the consolidated financial statements on pages 71 to 119 of the Corporation's Annual Report for 2002-2003, which consolidated financial statements, summary of accounting policies and notes are incorporated herein by reference.

Item 7 Market for the Securities of the Issuer

The Class A Shares, the Class B Subordinate Voting Shares, the Series 2 Preferred Shares, the Series 3 Preferred Shares and the Series 4 Preferred Shares of the Corporation are listed for trading on the Toronto Stock Exchange. The Class B Subordinate Voting Shares are also listed for trading on the Frankfurt Stock Exchange in Germany and on the Brussels Stock Exchange in Belgium.

Item 8 Directors and Officers

The names of the directors and officers of the Corporation, their municipality of residence, the positions held by them within the Corporation, the principal occupations of the directors, the period during which each director has exercised his mandate, as well as the number of Class A Shares, Class B Subordinate Voting Shares or Deferred Stock Units, as the case may be, of the Corporation that the directors, as at April 25, 2003, owned beneficially or over which they exercised control or direction, are indicated below. No Series 2 Preferred Shares, Series 3 Preferred Shares or Series 4 Preferred Shares are held by any director.

Directors

Name, Municipality of Residence, Principal Occupation(s) and Position(s) held within the Corporation	Period of service as a director	Approximate number of shares or units of the Corporation owned beneficially by a director or over which the director exercised control or direction as at April 25, 2003		
		Class A Shares	Class B Subordinate Voting Shares	Deferred Stock Units
LAURENT BEAUDOIN, C.C., FCA[(1)(a)(c)] Montréal, Québec Executive Chairman of the Board of Directors	1975 to date	732,560	13,132,884	–
JALYNN H. BENNETT[(b)(d)] Toronto, Ontario President Jalynn H. Bennett & Associates Ltd., consulting firm in strategic planning and organizational development	2002 to date	–	10,000	4,898
J.R. ANDRÉ BOMBARDIER[(2)(a)(c)] Montréal, Québec Vice Chairman of the Corporation	1975 to date	72,644,741	2,469,373	–
JANINE BOMBARDIER[(3)] Montréal, Québec President and Governor, J. Armand Bombardier Foundation, charitable organization	1984 to date	69,780,740	1,853,000	10,982
L. DENIS DESAUTELS Ottawa, Ontario Executive Director Centre on Governance University of Ottawa	2003 to date	–	3,500	–
ANDRÉ DESMARAIS[(c)] Montréal, Québec President and Co-Chief Executive Officer, Power Corporation of Canada, holding and management corporation	1985 to date	–	126,400	13,863
JEAN-LOUIS FONTAINE[(4)(a)(b)(d)] Montréal, Québec Vice Chairman of the Corporation	1975 to date	4,097,472	414,313	–

Name, Municipality of Residence, Principal Occupation(s) and Position(s) held within the Corporation	Period of service as a director	Approximate number of shares or units of the Corporation owned beneficially by a director or over which the director exercised control or direction as at April 25, 2003		
		Class A Shares	Class B Subordinate Voting Shares	Deferred Stock Units
DANIEL JOHNSON[b][d] Montréal, Québec Counsel, McCarthy Tétrault, LLP Barristers and Solicitors	1999 to date	–	1,200	15,303
JOHN C. KERR Vancouver, British Columbia Chairman and Chief Executive Officer Lignum Limited, forestry company	2002 to date	–	13,000	5,563
PIERRE LEGRAND, Q.C. [a][c][d] Montréal, Québec Senior Partner, Ogilvy Renault, Barristers and Solicitors	1975 to date	7,168	–	–
JEAN C. MONTY[a][c] Montréal, Québec Corporate Director	1998 to date	25,000	175,000	15,872
JAMES E. PERRELLA[b] Jupiter, Florida, U.S.A. Retired Chairman and Chief Executive Officer, Ingersoll-Rand Company, diversified industrial company and components manufacturer	1999 to date	–	10,000	12,130
PAUL M. TELLIER[a] Montréal, Québec President and Chief Executive Officer of the Corporation	1997 to date	–	108,000	11,249

(1) Mrs. Claire Bombardier Beaudoin, wife of Mr. Laurent Beaudoin, exercises, through holding corporations which she controls (either directly or in concert with Mr. J.R. André Bombardier, Mrs. Janine Bombardier and Mrs. Huguette Bombardier Fontaine), control or direction over 70,530,740 Class A Shares of the Corporation.

(2) Mr. J.R. André Bombardier exercises, through holding corporations which he controls (either directly or in concert with Mrs. Claire Bombardier Beaudoin, Mrs. Janine Bombardier and Mrs. Huguette Bombardier Fontaine), control or direction over 72,644,741 Class A Shares of the Corporation.

(3) Mrs. Janine Bombardier exercises, through holding corporations which she controls (either directly or in concert with Mrs. Claire Bombardier Beaudoin, Mr. J.R. André Bombardier and Mrs. Huguette Bombardier Fontaine), control or direction over 69,780,740 Class A Shares of the Corporation.

(4) Mrs. Huguette Bombardier Fontaine, wife of Mr. Jean-Louis Fontaine, exercises, through holding corporations which she controls (either directly or in concert with Mrs. Claire Bombardier Beaudoin, Mr. J.R. André Bombardier and Mrs. Janine Bombardier), control or direction over 68,180,740 Class A Shares of the Corporation.

(a) Member of the Executive Committee.

(b) Member of the Audit Committee.

(c) Member of the Compensation Committee.

(d) Member of the Retirement Pension Oversight Committee.

Each director remains in office until the following annual shareholders' meeting or until the election of his successor, unless he resigns or his office becomes vacant as a result of his death, removal or any other cause.

Officers who are not Directors

Name and Municipality of Residence	Position held within the Corporation
Pierre Alary Laval, Québec	Senior Vice-President and Chief Financial Officer (by interim)
Michel Baril Longueuil, Québec	President and Chief Operating Officer, Bombardier Recreational Products
Pierre Beaudoin Montréal, Québec	President and Chief Operating Officer, Bombardier Aerospace
Réjean Bourque, Montréal, Québec	Vice-President, Investor Relations
Richard Bradeen Montréal, Québec	Vice-President, Special Projects and Vice-President, Corporate Audit and Risk Assessment (by interim)
Roger Carle Montréal, Québec	Corporate Secretary
Michael G. Denham Montréal, Québec	Senior Vice-President, Strategy
Daniel Desjardins Montréal, Québec	Vice-President, Legal Services and Assistant Secretary
William J. Fox Montréal, Québec	Senior Vice-President, Public Affairs
Robert Greenhill Montréal, Québec	President and Chief Operating Officer, Bombardier International
Jean-Yves Leblanc Montréal, Québec	Chairman, Bombardier Transportation
François Lemarchand Montréal, Québec	Vice-President and Treasurer
Carroll L'Italien Montréal, Québec	Senior Vice-President
Pierre Lortie Longueuil, Québec	President and Chief Operating Officer, Bombardier Transportation
Brian Peters Jacksonville, Florida	President and Chief Operating Officer Bombardier Capital
Marie-Claire Simoneau Montréal, Québec	Executive Assistant to the Chairman

As at April 25, 2003, the directors of the Corporation (other than Mrs. Janine Bombardier and Mr. J.R. André Bombardier) and the officers of the Corporation, as a group, owned beneficially, directly or indirectly, 4,879,220 Class A Shares and 14,863,790 Class B Subordinate Voting Shares, representing 1.43% and 1.06%, respectively, of the outstanding shares of each such class.

The directors and officers of the Corporation who have not occupied their current principal occupations for more than five years have had the following principal occupations during the last five years, except that where a director or officer has held more than one position in the same company or an affiliate of such company, only the date of his appointment to his current position is indicated:

- Pierre Alary has been Senior Vice-President and Chief Financial Officer (by interim) since February 12, 2003; previously, he was Vice-President Finance of Bombardier since November 1, 2002; from August 17, 1998 to October 31, 2002, Mr. Alary was Vice-President, Finance of Bombardier Transportation; before joining the Corporation, Mr. Alary worked during 20 years from 1978 to 1998 for Ernst & Young.
- Michel Baril has been President and Chief Operating Officer, Bombardier Recreational Products since February 1, 2001; prior to that date, he was Executive Vice-President, Bombardier Transportation since May 2000; he had previously been Executive Vice-President, Operations, Bombardier Aerospace since September 1998; before that, he had been President of the Mass Transit Division of Bombardier Transportation since June 1996.
- Laurent Beaudoin has been Executive Chairman of the Board of Directors since February 1, 1999; prior to that date, he was President, Chairman and Chief Executive Officer of the Corporation since June 18, 1996.
- Pierre Beaudoin has been President and Chief Operating Officer of Bombardier Aerospace since October 16, 2001; prior to that, he was President of Bombardier Aerospace, Business Aircraft since February 1, 2001; before that, he was President and Chief Operating Officer of Bombardier Recreational Products from April 1996 to January 2001.
- Réjean Bourque has been Vice-President, Investor Relations since September 6, 2002; from 1999, he served as Director, Finance and Treasury; from 1995 to 1999, he served as Director, Structured Finance.
- Richard Bradeen has been Vice-President, Corporate Audit and Risk Assessment (by interim) since November 25, 2002; he has also been Vice-President, Special Projects (responsible for Amphibious Aircraft, Defence Services, the Belfast City Airport and Structured Finance) since April 8, 2002; prior to that date, he has been Vice-President, Corporate Audit and Risk Assessment of the Corporation since February 1, 2001; prior to that date, he was Vice-President, Acquisitions and Strategic Alliances of the Corporation since February 1, 1999; before that, he had been Vice-President, Acquisitions, since August 1, 1997.
- Roger Carle has been Corporate Secretary of the Corporation since October 6, 2000; before that, he was Director, Legal Services and Corporate Secretary since September 17, 1996.
- Michael G. Denham has been Senior Vice-President, Strategy since August 13, 2001; from 1994 until joining the Corporation, he was a partner with McKinsey & Company, an international management consulting firm.
- L. Denis Desautels has been Executive Director of the Centre on Governance of the University of Ottawa since October 1, 2002; before that date he was Auditor General of Canada from April 1, 1991 until March 31, 2001.
- Daniel Desjardins has been Vice-President, Legal Services and Assistant Secretary of the Corporation since April 6, 1998.
- William J. Fox has been Senior Vice-President, Public Affairs since February 3, 2003; prior to joining Bombardier, he served as Senior Vice President, Public Affairs at Canadian National Railway Company, from July 2000; Mr. Fox was principal with Jack Pine Multi Media Inc., a strategic communications consultancy, as well as a national affairs commentator for CBC Newsworld Reports and adjunct professor with the School of Policy Studies at Queen's University, from 1996 to 2000.
- Robert Greenhill has been President and Chief Operating Officer of Bombardier International since October 23, 2000; prior to that date, he was Senior Vice-President, Strategy since September 20, 2000, and before that date, Vice-President, Strategy since October 1, 1996.
- Daniel Johnson has been counsel at the law firm McCarthy Tétrault since July 1998; prior to that date, he sat as a member of the Quebec National Assembly for more than 17 years and was leader of the Quebec Liberal Party from December 1993 to April 1998.

- Jean-Yves Leblanc has been Chairman of Bombardier Transportation since December 6, 2000; prior to that date he had been President and Chief Operating Officer of Bombardier Transportation since May 15, 1996.
- Carroll L'Italien has been Senior Vice-President of the Corporation since July 24, 1999; prior to that date, he had been, since June 1996, President of Alcan Smelters and Chemicals Limited, a producer of aluminum products, and later had become President of Alcan Primary Metal – North America.
- Pierre Lortie has been President and Chief Operating Officer of Bombardier Transportation since December 6, 2000; prior to that date, he had been President and Chief Operating Officer of Bombardier Capital since February 16, 2000; previously, he had been President and Chief Operating Officer of Bombardier International since April 6, 1998.
- Jean C. Monty has been acting as corporate director since April 2002; before that date, he had been Chairman and Chief Executive Officer of BCE Inc., a telecommunications company, since April 26, 2000, after having been President and Chief Executive Officer of BCE Inc. since May 6, 1998 and previously President and Chief Operating Officer of BCE Inc. from October 1, 1997 to May 6, 1998; he had also been Chairman and Chief Executive Officer of Bell Canada since February 28, 1998.
- James E. Perrella has been Retired Chairman and Chief Executive Officer of Ingersoll-Rand Company, a diversified industrial company and components manufacturer, since June 1, 2000 and before that, the Chairman of the Board of Directors of Ingersoll-Rand Company since October 1, 1999; previously, he had been its Chairman and Chief Executive Officer since April 1999; from November 1993 to April 1999, he had been its Chairman, President and Chief Executive Officer.
- Brian Peters has been President and Chief Operating Officer of Bombardier Capital since February 1, 2003; prior to that date, he had been Chief Financial Officer of Bombardier Capital since September 2002; before that he was Chief Financial Officer, Bombardier Capital, since April 2001, after having been Group Vice-President, Finance, Bombardier Capital since August 2000 when he first joined Bombardier; from 1997 to 2000, he held the position of Vice-President/Corporate Treasurer with Whirlpool Corporation.
- Marie-Claire Simoneau has been Executive Assistant to the Chairman since February 1, 1999; prior to that date, she had been Executive Assistant to the Chief Executive Officer since April 21, 1986.
- Paul M. Tellier joined the Corporation as President and Chief Executive Officer on January 1, 2003, prior to which he had been President and Chief Executive Officer and a director of the Canadian National Railway Company since October 1992.

Item 9 Additional Information

Additional information, including remuneration of directors and officers, loans of the Corporation to directors and officers, principal holders of the Corporation's securities, as well as stock options and interest of insiders in material transactions is, where applicable, contained in the Corporation's management proxy circular for its most recent annual meeting of shareholders at which directors were elected. Additional financial information, including comparative consolidated audited financial statements, is provided in the Corporation's Annual Report to shareholders for the fiscal year ended January 31, 2003. Copies of these documents may be obtained free of charge upon request from the Public Affairs Department, 800 René-Lévesque Boulevard West, Montréal, Québec H3B 1Y8.

In addition, when the securities of the Corporation are in the course of a distribution pursuant to a short form prospectus or when a preliminary short form prospectus has been filed, the following documents may be obtained free of charge from the Public Affairs Department of the Corporation:

(i) one copy of the Annual Information Form, together with one copy of any document or portion thereof incorporated by reference therein;

(ii) one copy of the comparative consolidated financial statements of the Corporation for its most recently completed financial year for which financial statements have been filed together with the report of the auditors thereon and one copy of any interim financial statements of the Corporation that have been filed subsequent to the financial statements for its most recently completed financial year;

(iii) one copy of the Corporation's management proxy circular for its most recent annual meeting of shareholders which involved the election of directors; and

(iv) one copy of any other document that is incorporated by reference in the preliminary short form prospectus or the short form prospectus.

At any other time, one copy of the documents referred to in subparagraphs (i), (ii) and (iii) above will be provided free of charge upon request to the Public Relations Department or by consulting Bombardier's web site at www.bombardier.com.

Printed In Canada


BOMBARDIER

BOMBARDIER

- **Notice of Annual and Special Meeting of Shareholders**

- **Management Proxy Circular**

2003

BOMBARDIER INC.

Notice of Annual and Special Meeting of Shareholders 2003

Date: Tuesday, June 10, 2003

Time: 10:00 a.m. (Montréal time)

Place: International Civil Aviation Organization
999 University Street
Montréal,
Province of Québec,
Canada

The holders of Class A shares (multiple voting) and/or Class B shares (subordinate voting) of Bombardier Inc. whose names appear on the list of shareholders of Bombardier Inc. on Wednesday, May 7, 2003, at 5:00 p.m. (Montréal time) will be entitled to receive this notice of the meeting of shareholders and to vote at the meeting.

By order of the Board of Directors,

Roger Carle
Corporate Secretary

Montréal, May 13, 2003

Business on the agenda of the meeting:

1. Receiving the consolidated financial statements of Bombardier Inc. for the year ended January 31, 2003, and the Auditors' report thereon;
2. Electing the Directors of Bombardier Inc.;
3. Appointing the Auditors of Bombardier Inc. and authorizing the Directors of Bombardier Inc. to fix their remuneration;
4. Considering and, if deemed advisable, adopting a Special Resolution (the translation of the full text of which is reproduced as Exhibit "B" to the accompanying Management Proxy Circular) authorizing Bombardier Inc. to apply for a Certificate of Amendment under the *Canada Business Corporations Act* by increasing the number of Class A shares (multiple voting) and Class B shares (subordinate voting) which may be issued by Bombardier Inc. from 1,792,000,000 to 1,892,000,000;
5. Considering and, if deemed advisable, adopting a Special Resolution (the translation of the full text of which is reproduced as Exhibit "C" to the accompanying Management Proxy Circular) authorizing Bombardier Inc. to apply for a Certificate of Amendment under the *Canada Business Corporations Act* to amend the Articles of the Corporation to add a provision to the effect that the Directors will be authorized to appoint up to two additional Directors from time to time; and
6. Considering such other business as may properly come before the meeting.

Shareholders are entitled to vote at the meeting either in person or by proxy. Any registered shareholder wishing to vote by proxy has to complete the accompanying form of proxy and to return it either in the envelope provided for this purpose or by fax to the transfer agent for all the shares of Bombardier Inc., Computershare Trust Company of Canada, no later than 4:00 p.m. (Montréal time) on Monday, June 9, 2003. Registered shareholders may also submit a proxy by telephone or over the Internet, by following the instructions provided for in the Management Proxy Circular. Non-registered shareholders should refer to pages 4 and 5 of the Management Proxy Circular for information on how to submit a proxy.

This Management Proxy Circular is provided in connection with the solicitation by the Management of Bombardier Inc. (the "Corporation") of proxies for use at the Annual and Special Meeting of the Holders of Class A shares (multiple voting) (the "Class A shares") and/or Class B shares (subordinate voting) (the "Class B subordinate shares") of the Corporation to be held on Tuesday, June 10, 2003, at 10:00 o'clock in the morning (Montréal time) on the premises of the International Civil Aviation Organization (ICAO), located at 999 University Street, Montréal, Province of Québec, Canada, and at any and all adjournments thereof.

Section 1 : Voting Information

Who is soliciting my proxy?

The Management of the Corporation is soliciting your proxy for use at the Annual and Special Meeting of the holders of Class A shares and/or Class B subordinate shares of the Corporation.

What will I be voting on?

Holders of Class A shares and/or Class B subordinate shares will be voting on :

- the election of the Directors of the Corporation (see pages 5 to 7);
- the appointment of Ernst & Young, LLP, chartered accountants, as the Auditors of the Corporation (see page 8);
- the Amendment to the Articles of the Corporation to increase the number of Class A shares and Class B subordinate shares which may be issued by the Corporation from 1,792,000,000 to 1,892,000,000 (see page 8); and
- the Amendment to the Articles of the Corporation to add a provision to the effect that the Directors will be authorized to appoint up to two additional Directors from time to time (see pages 8 and 9).

How will these matters be decided at the meeting?

A simple majority of the votes cast, by proxy or in person, is required for the election of Directors and the appointment of the Auditors to be approved.

The proposed Amendments to the Articles of the Corporation will have to be approved by at least two thirds of the votes cast by the holders of Class A shares and by the holders of Class B subordinate shares, voting together.

How many votes do I have?

The Class B subordinate shares are restricted shares (within the meaning of the relevant Canadian regulations respecting securities) in that they do not carry equal voting rights. In the event of a ballot, each Class A share carries ten votes and each Class B subordinate share carries one vote.

Each class A share is convertible at any time, at the option of the holder, into one Class B subordinate share. Each Class B subordinate share will become convertible into one Class A share in the event that the majority shareholder, namely the Bombardier family, accepts a purchase offer for Class A shares or in the event the majority shareholder ceases holding more than 50% of the outstanding Class A shares of the Corporation.

The holders of Class A shares and the holders of Class B subordinate shares, whose names appear on the list of shareholders prepared as of the close of business, at 5:00 o'clock in the afternoon Montréal time, on Wednesday, May 7, 2003 (the "Record Date"), will be entitled to vote at the meeting and any adjournment thereof if present or represented by proxy thereat.

To exercise the voting rights of the Class A shares and/or the Class B subordinate shares acquired subsequent to the Record Date, you must, not later than 10 days before the meeting :

- request that the Corporation add your name to the list of shareholders entitled to vote; and
- produce properly endorsed share certificates or otherwise establish that you own the shares.

How many shares are entitled to vote?

As at April 25, 2003, the Corporation had outstanding 342,019,138 Class A shares and 1,405,967,780 Class B subordinate shares.

To the knowledge of the Directors and Officers of the Corporation, the only persons who, as at April 25, 2003, beneficially owned or exercised control or direction over shares carrying more than 10% of the voting rights attached to all the shares of the Corporation were Mrs. Janine Bombardier and Mr. J.R. André Bombardier, both Directors of the Corporation and Mrs. Claire Bombardier Beaudoin and Mrs. Huguette Bombardier Fontaine; these four persons controlled indirectly through holding companies 281,136,961 Class A shares, representing in the aggregate 82.20% of the outstanding Class A shares of the Corporation or 58.25% of all the voting rights attached to all the shares of the Corporation.

As at April 25, 2003, the Directors of the Corporation (with the exception of Mrs. Janine Bombardier and Mr. J.R. André Bombardier) and the Officers of the Corporation as a group, owned beneficially, directly or indirectly, 4,879,220 Class A shares and 14,863,790 Class B subordinate shares, representing 1.43% and

1.06%, respectively, of the outstanding shares of each such class.

How do I vote?

If you are eligible to vote and your shares are registered in your name, you can exercise the voting rights attached to your shares in person at the meeting or by proxy, as explained below.

If your shares are held in the name of a nominee, please see the instructions below under the headings "How can a non-registered shareholder vote?" (pages 4 and 5) and " How can a non-registered shareholder vote in person at the meeting?" (page 5).

Voting by proxy

Whether or not you attend the meeting, you can appoint someone else to vote for you as your proxyholder. Your vote will thus be counted at the meeting. You can use the enclosed proxy form, or any other proper form of proxy, to appoint your proxyholder. **The persons named in the enclosed proxy form, that is, Messrs. Laurent Beaudoin, J.R. André Bombardier and Jean-Louis Fontaine are Directors and Officers of the Corporation. However, you can choose another person to be your proxyholder, including someone who is not a shareholder of the Corporation by deleting the names printed on the proxy and inserting another person's name in the blank space provided, or by completing another proper form of proxy.**

How will my proxy vote?

On the proxy form, you can indicate how you want your proxyholder to vote your shares, or you can let your proxyholder decide for you.

If you have specified on the proxy form how you want your shares to be voted on a particular issue (by marking FOR, AGAINST or WITHHOLD), then your proxyholder must vote your shares accordingly.

If you have not specified on the proxy form how you want your shares to be voted on a particular issue, then your proxyholder can vote your shares as he sees fit.

Unless contrary instructions are provided, the voting rights attached to Class A shares and/or Class B subordinate shares represented by proxies received by the Management of the Corporation will be voted:

FOR the election of all the nominees proposed as Directors by the Management of the Corporation;

FOR the appointment of Ernst & Young, LLP, chartered accountants, as Auditors of the Corporation and FOR the fixing of their remuneration by the Directors of the Corporation, as proposed by the Management of the Corporation;

FOR the Amendment to the Articles of the Corporation to increase the number of Class A shares and Class B subordinate shares which may be issued by the Corporation from 1,792,000,000 to 1,892,000,000; and

FOR the Amendment to the Articles of the Corporation to add a provision to the effect that the Directors will be authorized to appoint up to two additional Directors from time to time.

Proxy Voting Options

Shareholders may wish to vote by proxy whether or not they are able to attend the meeting in person. Registered shareholders may vote by proxy as follows: by mail or fax, by telephone or over the Internet.

Submitting a proxy by mail or fax or over the Internet are the only methods by which a shareholder may appoint a person as proxy other than a Director or Officer of the Corporation named on the form of proxy.

Mail or Fax

Registered shareholders electing to submit a proxy by mail must complete, date and sign the form of proxy. It must then be returned to the Corporation's transfer agent, Computershare Trust Company of Canada, either in the postage paid return envelope provided or by fax at 1-866-249-7775 at the latest by 4:00 p.m. (Montréal time), on Monday, June 9, 2003.

Telephone

The option to submit a proxy by telephone is offered only in Canada and in the United States. Registered shareholders electing to submit a proxy by telephone require a touchtone telephone. The telephone number to call is 1-877-438-8319 for the holders of Class A shares and 1-877-438-8321 for the holders of Class B subordinate shares. Shareholders must follow the instructions, use the form of proxy received from the Corporation and provide the 14-digit control number and the five-digit Personal Identification Number, located on the proxy form on the lower left-hand side. Instructions are then conveyed by use of the touchtone selections over the telephone.

Internet

Registered shareholders electing to submit a proxy over the Internet must access the website : www.computershare.com/ca/proxy.

Registered shareholders must then follow the instructions and refer to the proxy form received from the

Corporation which contains a 14-digit control number and a five-digit Personal Identification Number, located on the proxy form on the lower left-hand side. Voting instructions are then conveyed electronically by the shareholder over the Internet.

Non-registered shareholders, that is,those whose shares are held in "nominee" name, usually banks, trust companies, securities brokers or other financial institutions, will be provided with voting instructions by the nominee. Please see further instructions below under the heading "How can a non-registered shareholder vote?" (page 4 and 5).

What if there are amendments or if other matters are brought before the meeting?

The enclosed proxy form gives the persons named on it authority to use their discretion in voting on amendments or variations to matters identified in the notice.

As of the date of this Circular, the Management of the Corporation is not aware that any other matter is to be presented for action at the meeting. If, however, other matters properly come before the meeting, the persons named on the enclosed proxy form will vote on them in accordance with their judgment, pursuant to the discretionary authority conferred by the proxy form with respect to such matters.

What if I change my mind and want to revoke my proxy?

You can revoke your proxy at any time before it is acted upon. You can do this by stating clearly, in writing, that you want to revoke your proxy and by delivering this written statement to the Corporation's transfer agent, Computershare Trust Company of Canada, not later than the last business day before the day of the meeting, or to the Chairman of the meeting on the day of the meeting or any adjournment thereof.

Who counts the votes?

Proxies are counted by Computershare Trust Company of Canada, the transfer agent of the Corporation.

Is my vote confidential?

The Corporation's transfer agent, Computershare Trust Company of Canada, preserves the confidentiality of individual shareholder votes, except (a) where the shareholder clearly intends to communicate his or her individual position to the Management of the Corporation, and (b) as necessary to comply with legal requirements.

How are proxies solicited?

The Management of the Corporation requests that you sign and return the proxy form to ensure your votes are exercised at the meeting. The solicitation of proxies will be primarily by mail. However, the directors, officers and regular employees of the Corporation may also solicit proxies by telephone, over the Internet, in writing or in person.

How do the employees exercise the voting rights attached to the shares that they own under the "Employee Share Purchase Plan" of the Corporation?

If you are an employee and you own shares under the "Employee Share Purchase Plan" of the Corporation, your shares are registered in the name of Computershare Trust Company of Canada, the Plan's administrator, until such time as the shares are withdrawn from the Plan pursuant to its terms and conditions.

Voting rights attached to the shares owned by the employees may be exercised through the use of a voting instruction form which will permit the voting of shares by mail or fax, telephone (this option is offered only in Canada and the United States; the number to dial is 1-877-439-6684) or the Internet.

The shares will be voted in accordance with the instructions received from the employee who is the beneficial owner of the shares. **If no choice is specified by the employee for an item to be voted upon, the shares will be voted:**

FOR the election of the nominees as Directors of the Corporation;

FOR the appointment of Ernst & Young, LLP, chartered accountants, as the Auditors of the Corporation and FOR the fixing of their remuneration by the Directors of the Corporation;

FOR the Amendment to the Articles of the Corporation to increase the number of Class A shares and Class B subordinate shares which may be issued by the Corporation from 1,792,000,000 to 1,892,000,000; and

FOR the Amendment to the Articles of the Corporation to add a provision to the effect that the Directors will be authorized to appoint up to two additional Directors from time to time.

In order for his voting rights to be exercised as he wants, an employee has to complete and return a voting instruction form or provide his instructions by phone or Internet.

How can a non-registered shareholder vote?

If your shares are not registered in your own name, they are held in the name of a "nominee", usually a bank, trust

company, securities broker or any other financial institution. Your nominee must seek your instructions as to how to vote your shares. Therefore, unless you have previously informed your nominee that you do not wish to receive material relating to shareholders' meetings, you will have received this Circular in a mailing from your nominee, together with a form of proxy or voting instruction form. Each nominee has its own signing and return instructions; it is important that you comply with these instructions if you want the voting rights attached to your shares to be exercised. If you are a non-registered shareholder who has submitted a proxy and you wish to change your voting instructions, contact your nominee to find out whether this is possible and what procedure to follow.

How can a non-registered shareholder vote in person at the meeting?

Since the Corporation and/or its transfer agent, Computershare Trust Company of Canada, do not have a record of the names of the Corporation's non-registered shareholders, in the case where you are a non-registered shareholder and you attend the meeting, they will have no knowledge of your shareholdings or your entitlement to vote, unless your nominee has appointed you as proxy holder. Therefore, if you are a non-registered shareholder and wish to vote in person at the meeting, please insert your own name in the space provided on the form of proxy or voting instruction form sent to you by your nominee. By doing so, you are instructing your nominee to appoint you as proxy holder. It is important that you comply with the signing and return instructions provided by your nominee. It is not necessary to otherwise complete the form as you will be voting at the meeting.

If I have to communicate with the transfer agent, how do I do it?

You can communicate with the transfer agent, at the following address:

Computershare Trust Company of Canada
Proxy Solicitation Department
100 University Avenue
9th Floor
Toronto, Ontario M5J 2Y1

or by telephone: 514-982-7270

Section 2 : Business of the Meeting

Election of Directors

The Articles of the Corporation provide that the Board of Directors shall consist of not less than five and not more than twenty Directors. The Directors are elected annually. It is proposed by the Management of the Corporation that thirteen Directors be elected for the current year. The term of office of each Director so elected expires upon the election of his or her successor unless he shall resign his or her office shall become vacant by death, removal or other cause.

Except where authority to vote on the election of Directors is withheld, the persons named in the accompanying proxy form will vote for the election of the nominees whose names are hereinafter set forth, all of whom are now Directors of the Corporation, except for Mr. Michael H. McCain and Mr. Federico Sada G.

The Management of the Corporation does not contemplate that any of the nominees will be unable, or for any reason will become unwilling, to serve as a Director but, if that should occur for any reason prior to the election, the persons named in the accompanying proxy form reserve the right to vote for another nominee in their discretion, unless the shareholder has specified in the proxy form that his shares are to be withheld from voting on the election of Directors.

Approximate number of shares of the Corporation beneficially owned by the nominee or which are subject to his or her control or direction as at April 25, 2003



Nominee	Principal occupation / Director since	Class A shares	Class B subordinate shares	Deferred Stock Units
LAURENT BEAUDOIN, C.C., FCA *(1)*	Executive Chairman of the Board of Directors Director since 1975 */***	732,560	13,132,884	0
ANDRÉ DESMARAIS	President and Co-Chief Executive Officer, Power Corporation of Canada, holding and management corporation Director since 1985 ***	0	126,400	13,863
JALYNN H. BENNETT, C.M.	President, Jalynn H. Bennett & Associates Ltd., consulting firm in strategic planning and organizational development Director since 2002 **/****	0	10,000	4,898
JEAN-LOUIS FONTAINE *(5)*	Vice Chairman of the Corporation Director since 1975 */**/****	4,097,472	414,313	0
J.R. ANDRÉ BOMBARDIER	Vice Chairman of the Corporation Director since 1975 */***	*(2)*	2,469,373	0
DANIEL JOHNSON	Counsel, McCarthy Tétrault, LLP barristers and solicitors Director since 1999 **/****	0	1,200	15,303
JANINE BOMBARDIER	President and Governor, J. Armand Bombardier Foundation, charitable organization Director since 1984	*(3)*	1,853,000	10,982
MICHAEL H. McCAIN *(6)*	President and Chief Executive Officer, Maple Leaf Foods Inc. food processing company	125,000	0	0
L. DENIS DESAUTELS *(4)*	Executive Director, Centre on Governance University of Ottawa Director since 2003 **	0	3,500	0

* Member of the Executive Committee
** Member of the Audit Committee
*** Member of the Compensation Committee
**** Member of the Retirement Pension Oversight Committee


Class A shares
Class B subordinate shares
Deferred Stock Units
President and
Chief Executive Officer,
Vitro, S.A. de C.V.
glass producing company
0 0 0
FEDERICO SADA G. (7)
Corporate Director
Director since 1998 */***
JEAN C. MONTY
25,000 175,000 15,872
President
and Chief Executive Officer
of the Corporation
Director since 1997 *
Retired Chairman and
Chief Executive Officer,
Ingersoll-Rand Company,
diversified industrial company
and components manufacturer
Director since 1999 **
0 108,000 11,249
PAUL M. TELLIER
JAMES E. PERRELLA
0 10,000 12,130
* Member of the Executive Committee
** Member of the Audit Committee
*** Member of the Compensation Committee
**** Member of the Retirement Pension Oversight Committee

Notes

(1) Mrs. Claire Bombardier Beaudoin, wife of Mr. Laurent Beaudoin, exercises, through holding corporations which she controls (either directly or in concert with Mr. J.R. André Bombardier, Mrs. Janine Bombardier and Mrs. Huguette Bombardier Fontaine), control or direction over 70,530,740 Class A shares of the Corporation.

(2) Mr. J.R. André Bombardier exercises, through holding corporations which he controls (either directly or in concert with Mrs. Claire Bombardier Beaudoin, Mrs. Janine Bombardier and Mrs. Huguette Bombardier Fontaine), control or direction over 72,644,741 Class A shares of the Corporation.

(3) Mrs. Janine Bombardier exercises, through holding corporations which she controls (either directly or in concert with Mrs. Claire Bombardier Beaudoin, Mr. J.R. André Bombardier and Mrs. Huguette Bombardier Fontaine), control or direction over 69,780,740 Class A shares of the Corporation.

(4) Mr. L. Denis Desautels is a member of the Board of Directors of the Corporation since February 2003. He was Auditor General of Canada from April 1, 1991 to March 31, 2001. Since October 1, 2001, he is Executive Director of the Centre on Governance of the University of Ottawa.

(5) Mrs. Huguette Bombardier Fontaine, wife of Mr. Jean-Louis Fontaine, exercises, through holding corporations which she controls (either directly or in concert with Mrs. Claire Bombardier Beaudoin, Mr. J.R. André Bombardier and Mrs. Janine Bombardier), control or direction over 68,180,740 Class A shares of the Corporation.

(6) Mr. Michael H. McCain is a new nominee to the Board of Directors of the Corporation. He is President and Chief Executive Officer of Maple Leaf Foods Inc. since January 1, 1999. He had previously been President and Chief Operating Officer of that corporation since April 1995.

(7) Mr. Federico Sada G. is a new nominee to the Board of Directors of the Corporation. He is President and Chief Executive Officer of Vitro, S.A. de C.V. since January 1, 1995.

(A) No Series 2, Series 3 or Series 4 preferred shares are beneficially owned by a nominee or are subject to his or her control or direction as at April 25, 2003.

(B) The Deferred Stock Unit Plan is described on page 9.

Appointment of Auditors

The Management of the Corporation proposes that Ernst & Young, LLP, chartered accountants, be appointed as Auditors of the Corporation and that the Directors of the Corporation be authorized to fix their remuneration.

For the year ended January 31, 2003, fees for audit and audit-related services provided to the Corporation by Ernst & Young, LLP, totalled $46,896,000 including disbursements. These fees include statutory audits required in respect of the Corporation's foreign subsidiaries as well as support services related to claims derived from Ernst & Young, LLP, audit in relation to such claims. Professional fees for tax and other services totalled $19,230,000 including disbursements. These fees relate mostly to tax services (including tax compliance, tax advice and tax planning) and forensic services. The Audit Committee of the Corporation has verified the scope and nature of the services and has confirmed that they are compatible with maintaining the independence of Ernst & Young, LLP, as the external auditors of the Corporation.

Except where authority to vote on the appointment of the Auditors of the Corporation is withheld, persons named in the accompanying proxy form will vote FOR the appointment of Ernst & Young, LLP, chartered accountants, and FOR their remuneration to be fixed by the Directors of the Corporation.

Amendment to the Articles of the Corporation – Increase in the Number of Class A Shares and Class B Subordinate Shares that may be Issued

The purpose of the Special Resolution (the translation of the full text of which is reproduced as Exhibit "B" to this Circular) is to increase the maximum number of Class A shares and the maximum number of Class B subordinate shares that the Corporation is authorized to issue from 1,792,000,000 to 1,892,000,000.

The increase in the number of Class A shares authorized to be issued is required under the laws governing the Corporation and the Articles of the Corporation because the Class B subordinate shares are in certain circumstances convertible into Class A shares and, as such, the Corporation must reserve Class A shares for conversion purposes (See page 2 – "How many votes do I have?").

The Articles of the Corporation currently limit the number of Class A shares and Class B subordinate shares that the Corporation may issue to 1,792,000,000 Class A shares and 1,792,000,000 Class B subordinate shares. Following the issuance of 370,000,000 Class B subordinate shares completed by the Corporation on April 17, 2003 and taking into account securities convertible into Class A shares or Class B subordinate shares already issued by the Corporation (including the fact that the Class A shares are convertible at all times into Class B subordinate shares and the Class B subordinate shares are convertible in certain circumstances into Class A shares), the remaining number of Class A shares or Class B subordinate shares the Corporation is authorized to issue in the future is currently limited to 3,318,996.

The Board of Directors believes that it is in the best interests of the Corporation to increase the number of Class A shares and Class B subordinate shares the Corporation is authorized to issue in order to provide for the flexibility required to access the capital markets for future financing needs, to have shares available for the purpose of compensation plans of the Corporation and for such other purposes as the Board deems to be in the best interests of the Corporation. The Board of Directors has no current plans to issue additional shares, except upon the exercise of options under the Corporation's stock option plans.

This amendment to the Articles of the Corporation has no tax consequences for shareholders.

The Corporation expects that this amendment to its Articles will take effect on June 13, 2003.

This special resolution must be approved by not less than two thirds of the votes cast by holders of Class A shares and holders of Class B subordinate shares voting together.

In the absence of instructions to vote against the Amendment to the Articles as described above, the proxyholders whose names appear on the enclosed proxy form intend to vote FOR the said Amendment.

Amendment to Articles of the Corporation – Additional Directors

The *Canada Business Corporations Act* provides that if the articles of a corporation contain a provision to this effect, the directors may appoint one or more directors to hold office until the close of the next annual meeting of shareholders, subject to the total number of directors so appointed not exceeding one-third of the number of directors elected at the previous annual meeting of shareholders. The Corporation is of the view that the flexibility afforded to the Board of Directors to select and appoint a maximum of two additional Directors between annual meetings is important as it would allow the Corporation to act quickly and efficiently when new candidates for membership on the Board of Directors are identified. In this way, a worthwhile candidate would be able to contribute as a member of the Board of Directors immediately. Further, the Corporation would not risk losing the candidate to other opportunities which may arise before that candidate's actual appointment can take place at the next annual shareholders' meeting. The translation of the

full text of the proposed special resolution relating to the appointment of additional Directors is reproduced as Exhibit "C".

This special resolution must be approved by not less than two-thirds of the votes cast by holders of Class A shares and Class B subordinate shares voting together.

In the absence of instructions to vote against the Amendment to the Articles as described above, the proxyholders whose names appear on the enclosed proxy form intend to vote FOR the said Amendment.

Section 3: Remuneration of Directors and Executive Officers

Remuneration of Directors

The Directors who are not Officers of the Corporation receive retainer fees of $3,000 per month. They earn attendance fees of $2,000 for each Board or Committee meeting. In addition, a non-executive Director receives an additional annual fee of $10,000 for presiding over a Committee of the Board of Directors of the Corporation or $5,000 for acting as a member of such a Committee, as the case may be.

Deferred Stock Unit Plan

To encourage non-executive Directors to align their interests with those of the shareholders by having an investment in the Corporation, the Corporation has been offering them a Deferred Stock Unit Plan since April 1, 2000. A non-executive Director who wishes to participate in this Plan may thus elect to receive 50% or more of his or her retainer fees, his or her attendance fees and, if presiding over, or acting as a member of, a Committee of the Board of Directors of the Corporation, his or her additional annual fee in the form of Directors' Deferred Stock Units ("DDSUs"), each of which has a value equal to the market value of a Class B subordinate share of the Corporation at the time DDSUs are credited to the Director. DDSUs take the form of a bookkeeping entry credited to the account of the Director which cannot be converted to cash for as long as the Director remains a member of the Board of Directors. The value of a DDSU, when converted to cash, will be equivalent to the market value of a Class B subordinate share at the time the conversion will take place. DDSUs will give right to dividends that will be paid with additional DSUs at the same rate as the dividend paid on the Class B subordinate shares.

Stock Option Plan for the Benefit of Non-Executive Directors

The stock option plan for the benefit of non-executive Directors of the Corporation (the "Directors' Plan") provides for the granting of non-transferable and non-assignable options to purchase a maximum of 2,000,000 Class B subordinate shares of the Corporation. As at January 31, 2003, options for a total of 353,000 Class B subordinate shares had been granted and were outstanding.

The purchase price for the Class B subordinate shares, in respect of any option granted under the Directors' Plan, is the weighted average trading price of the Class B subordinate shares traded on the Toronto Stock Exchange on the five trading days immediately preceding the day of granting of such option. The purchase price is payable in full at the time of exercise of the option.

Each option shall be first exercisable at any time following the date of granting of such option until the expiration of the tenth year following the date of granting of such option, unless the Compensation Committee decides otherwise, provided, however, that an optionee shall not have purchased more than 20% of the aggregate number of shares covered by his or her option at the expiration of the first year following the date of granting of such option, more than 40% of the aggregate number of shares covered by his or her option at the expiration of the second year following the date of granting of such option, more than 60% of the aggregate number of shares covered by his or her option at the expiration of the third year following the date of granting of such option and more than 80% of the aggregate number of shares covered by his or her option at the expiration of the fourth year following the date of granting of such option. However, a Director who, at the date of statutory retirement as a Director, will have been a Director of the Corporation for at least five years, will then be entitled, during the period of twelve months following such retirement, to exercise his or her option with respect to all the shares for which such option will not then have been exercised.

During the financial year ended January 31, 2003, options for 65,000 Class B subordinate shares were granted.

Options Exercised in the Last Completed Financial Year

During the financial year ended January 31, 2003, 56,000 Class B subordinate shares were purchased under the Directors' Plan by a non-executive Director of the Corporation.

Remuneration of Named Executive Officers
Summary Compensation Table

The Summary Compensation Table shows certain compensation information for the Executive Chairman of the Board of Directors and the other most highly compensated corporate management executive officers (collectively, the "Named Executive Officers") for services rendered in all capacities during the financial years ended January 31, 2003, 2002 and 2001. This information includes the base salaries, bonus awards, the number of stock options granted and certain other compensations, whether paid or deferred.

		Annual Compensation			Long-Term Compensation			
					Awards			
Name and Principal Position	Year Ended January 31	Salary ($)	Bonuses ($)	Other Annual Compensation ($) (1)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen-sation ($)
Laurent Beaudoin Executive Chairman of the Board of Directors	2003	1,000,000	—	135,838 (2)	—	—	—	—
	2002	1,000,000	—	115,992	—	—	—	—
	2001	1,000,000	—	144,634	—	—	—	
Paul M. Tellier President and Chief Executive Officer	2003	160,000 (3)	—	—	1,005,000 (3)	—	—	—
Robert E. Brown (4) President and Chief Executive Officer	2003	1,500,000	—	—	500,000	—	—	—
	2002	1,250,000	950,000	—	1,000,000	—	—	—
	2001	1,100,000	2,862,090	—	—	—	—	—
Michael G. Denham Senior Vice President, Strategy	2003	450,000	—	—	100,000	—	—	—
	2002	213,642 (5)	320,833	—	225,000	—	—	—
	2001			—	—	—	—	—
Carroll L'Italien Senior Vice President	2003	485,000	—	—	180,000	—	—	—
	2002	460,000	300,000	—	—	—	—	—
	2001	420,000	849,954	—	—	—	—	—
Louis Morin (6) Senior Vice President and Chief Financial Officer	2003	500,000	—	—	—	—	—	—
	2002	450,000	300,000	—	—	—	—	—
	2001	400,000	809,480	—	80,000	—	—	—

(1) The value of benefits not exceeding the lesser of $50,000 or 10% of the sum of salary and bonuses has been omitted.
(2) This sum includes $106,520 for personal use of the Corporation's aircraft.
(3) Mr. Paul M. Tellier took office on January 1, 2003 and his annual salary is $1,920,000. See page 13.
He had received, on March 27, 2002, stock options for 5,000 Class B subordinate shares, as a non-executive Director.
(4) Mr. Robert E. Brown left office on December 12, 2002. See page 13.
(5) Mr. Michael G. Denham took office on August 13, 2001.
(6) Mr. Louis Morin left office on February 12, 2003. See page 13.

Stock Option Plan

The Stock Option Plan (the "Plan") of the Corporation provides for the granting to key employees of the Corporation and its subsidiaries of non-assignable options to purchase an aggregate number of Class B subordinate shares which could not exceed 133,782,688 outstanding Class B subordinate shares; of this number, 65,180,560 shares are available for granting as at January 31, 2003.

The option price is the weighted average trading price of the Class B subordinate shares traded on the Toronto Stock Exchange on the five trading days immediately preceding the day on which the option is granted. The option price is payable in full at the time of exercise of the option. Unless otherwise determined by the Board of Directors of the Corporation, the options are exercisable during periods commencing not earlier than two years following the date of granting and terminating not later than ten years after such date of granting.

Furthermore, an optionee shall not have purchased more than 25% of the aggregate number of shares covered by his option at the expiration of the third year following the

date of granting of such option, more than 50% of the aggregate number of shares covered by his option at the expiration of the fourth year following the date of granting of such option and more than 75% of the aggregate number of shares covered by his option at the expiration of the fifth year following the date of granting of such option. As a general rule, the number of Class B subordinate shares granted to each key employee is based on a multiple being directly related to the key employee's management level in the Corporation or one of its subsidiaries.

As at January 31, 2003, options for a total of 40,994,086 Class B subordinate shares had been granted and were outstanding.

Granting of Stock Options to the Named Executive Officers for the Financial Year Ended January 31, 2003

The following table sets forth various information with respect to stock options granted to the named Executive Officers during the financial year ended January 31, 2003.

Name	Securities under Options Granted (#)	% of Total Options Granted to Employees in the Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grand ($/Security)	Expiration Date
Laurent Beaudoin	—	—	—	—	—
Paul M. Tellier	1,000,000	17.9%	$ 5.22 (1)	—	December 31, 2005
Robert E. Brown	500,000	8.9%	$14.58	—	March 27, 2012
Michael G. Denham	100,000	1.8%	$14.58	—	March 27, 2012
Carroll L'Italien	180,000	3.2%	$14.58	—	March 27, 2012
Louis Morin	—	—	—	—	—

(1) See page 13.

Options Exercised in Last Completed Financial Year under January 31, 2003 and Year-End Options Values

The following table summarizes for each of the Named Executive Officers the number of stock options exercised during the financial year ended January 31, 2003, the aggregate value realized upon exercise and the total number and value of unexercised options held at January 31, 2003. Value realized upon exercise is the difference between the closing price of the Class B subordinate share on the exercise date and the exercise price of the option. Value of unexercised options at financial year end is the difference between the closing price of the Class B subordinate share on January 31, 2003, that is, $5.12, and the exercise price.

Name	Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Financial Year End		Value of Unexercised Options at Financial Year End	
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Laurent Beaudoin	4,800,000 (1)	23,832,000	5,000,000	1,000,000	0	0
Paul M. Tellier	—	—	—	1,005,000	0	0
Robert E. Brown	—	—	2,500,000	1,875,000	992,500	0
Michael G. Denham	—	—	—	325,000	0	0
Carroll L'Italien	—	—	200,000	380,000	0	0
Louis Morin	—	—	250,000	150,000	0	0

(1) This option would have expired on January 15, 2003.

The number of shares indicated in the foregoing tables reflect, in part, adjustments following two-for-one stock splits which took place on July 7, 1995, July 10, 1998 and July 7, 2000.

The value of unexercised options, unlike the amounts set forth in the column "Aggregate Value Realized", has not been, and may never be, realized. The actual gains, if any, on exercise will depend on the value of the Class B subordinate shares of the Corporation on the date of exercise.

Pension Plan

Senior Officers, including the Named Executive Officers, participate in two non-contributory defined benefit pension plans. Benefits payable from the basic plan correspond to 2% of average earnings in the three continuous years of service during which they were paid their highest salary (up to a maximum salary of $86,111) times the number of years of credited service.

Since January 1, 2001, the supplemental plan provides (depending on the management level) for additional benefits of 1.75% of average earnings in excess of $86,111 times the number of years of credited service or 2.25% or 2.50% of average earnings times the number of years of credited service, less the pension payable from the basic plan and any benefits payable from other pension plans of the Corporation. Benefits are reduced by 1/3 of 1% for each month between the date of early retirement and the date of a participant's 60th birthday or, if earlier, the date at which the participant's age plus his years of credited service total 85. No benefits are payable from the supplemental plan if a participant has not completed five years of service.

The following table shows total annual benefits payable at age 60 from the basic plan and the supplemental plan computed on a percentage of 2.25%. Upon the death of a participant, the spouse will be entitled to a benefit equal to 60% of the benefit to which such participant was entitled. If the participant has no spouse at the time of retirement, the benefits will be paid, after death, to the designated beneficiary until such time as 120 monthly installments, in the aggregate, have been paid to the participant and to the designated beneficiary.

All benefits payable from these plans are in addition to government social security benefits. Only base salary is taken into consideration in calculating pension benefits.

Annual Benefits Payable at the Normal Retirement Age of 60

Average Remuneration	Years of Service				
	15	20	25	30	35
$200,000	$67,500	$90,000	$112,500	$135,000	$157,500
$300,000	$101,250	$135,000	$168,750	$202,500	$236,250
$400,000	$135,000	$180,000	$225,000	$270,000	$315,000
$500,000	$168,750	$225,000	$281,250	$337,500	$393,750
$600,000	$202,500	$270,000	$337,500	$405,000	$472,500
$700,000	$236,250	$315,000	$393,750	$472,500	$551,250
$800,000	$270,000	$360,000	$450,000	$540,000	$630,000
$900,000	$303,750	$405,000	$506,250	$607,500	$708,750
$1,000,000	$337,500	$450,000	$562,500	$675,000	$787,500
$1,100,000	$371,250	$495,000	$618,750	$742,500	$866,250
$1,200,000	$405,000	$540,000	$675,000	$810,000	$945,000

Years of credited service as at January 31, 2003 for each of the Named Executive Officers hereafter mentioned are:

Paul M. Tellier	1 month
Michael G. Denham	1 year and 5 months
Carroll L'Italien	10 years

At the normal retirement age of 60, the Named Executive Officers whose names appear below will have the following number of years of credited service:

Michael G. Denham	22 years and 9 months
Carroll L'Italien	11 years and 3 months

The Executive Chairman of the Board of Directors, Laurent Beaudoin, reached the age of 60 in May 1998. Pursuant to the basic pension plan and the supplemental pension plan, he would have been entitled, should he have retired on January 31, 2003, to an allowance which would have been $1,076,562 according to average pensionable earnings in the amount of $1,083,333 as of that date. The allowance to which he would be entitled at age 65 will be based on his pensionable earnings and his years of credited service as of that date. As at January 31, 2003, Mr. Beaudoin had 39 years and 9 months of credited service. Upon his death, his wife will be entitled to a benefit equal to 60% of the benefits to which he was entitled.

The President and Chief Executive Officer, Paul M. Tellier, was over age 60 when he took office, on January 1, 2003. If he had taken his retirement on January 31, 2003, he would have been entitled to an annual allowance of $10,000 pursuant to his employment agreement. The annual allowance to which he would be entitled at age 65 would be $160,000 pursuant to his employment agreement.

Employment Agreement and Arrangements

On December 12, 2002, the President and Chief Executive Officer, Paul M. Tellier, and the Corporation entered into an agreement outlining the terms and conditions of Mr. Tellier's employment for the period from January 1, 2003 to December 31, 2005. Under this agreement, Mr. Tellier's annual salary is established at $1,920,000 and Mr. Tellier was granted, effective January 1, 2003, options to purchase 1,000,000 Class B subordinate shares at an exercise price based on the weighted average trading price on the Toronto Stock Exchange of such shares for the five trading days preceding the grant date. Such options cannot be exercised, however, unless the market price for such shares has reached $10.00. This agreement also sets out Mr. Tellier's entitlement under the Corporation's incentive program, pension plan, stock purchase plan and other customary perquisites.

Also on December 12, 2002, the former President and Chief Executive Officer, Robert E. Brown, and the Corporation entered into an agreement outlining the terms and conditions of Mr. Brown's resignation from the Corporation. Under this agreement, the aggregate amount payable to Mr. Brown in connection with his resignation is $5,000,000 as compensation and fees being paid as follows: $1,500,000 paid on the date of termination, $3,000,000 payable in equal monthly installments over the course of two years and the balance of $500,000 being a consultancy fee payable in equal monthly installments for a period of 25 months in consideration for Mr. Brown continuing to make himself available to collaborate with the Corporation in respect of certain claims and other matters in which Mr. Brown was involved during his tenure with the Corporation. This agreement also outlines Mr. Brown's pension plan entitlements, vesting schedule in respect of stock options previously granted and other sundry matters.

On March 5, 2003, the former Senior Vice-President and Chief Financial Officer, Louis Morin, and the Corporation entered into an agreement outlining the terms and conditions of Mr. Morin's resignation from the Corporation effective February 12, 2003. Under this agreement, the aggregate amount that was paid as severance pay to Mr. Morin is $2,450,000. This agreement also outlines Mr. Morin's pension plan entitlements, vesting schedule in respect of stock options previously granted and other sundry matters.

Report of the Compensation Committee

As at January 31, 2003, the Compensation Committee consisted of five Directors, two of whom are Officers of the Corporation, namely, the Executive Chairman of the Board of Directors, Laurent Beaudoin, and one of the Vice Chairmen, J.R. André Bombardier, and three of whom are outside Directors, namely André Desmarais, Pierre Legrand and Jean C. Monty. The Committee meets at least three times a year.

The aggregate compensation of the Senior Officers of the Corporation, including the Named Executive Officers, consists of three components: base salary, the incentive (short-term) plan and the stock option plan.

The Compensation Committee has responsibility for defining compensation conditions, salary classes, the extent and levels of participation in the incentive (short-term) program and the stock option plan. The Committee monitors succession planning and determines the compensation of the Senior Officers in light of annual earnings.

To assist it in achieving its goals, the Committee calls on the services of compensation consultants who are responsible for gathering information on the policies in effect in companies comparable in size with the Corporation and/or with which the Corporation must compete in order to attract senior officers with growth potential. The Corporation's policy is to offer its Senior Officers competitive salaries and to hire employees who are experts in their field at their market value in order to achieve annual financial performance targets. In addition to market surveys, the Compensation Committee takes into consideration the profitability of the Corporation. Thus, growth in base salary is a function of individual performance, the results obtained by the Corporation and comparisons with the industry in general.

In addition to the base salary, the Corporation offers an incentive plan which emphasizes the creation of economic value for the Shareholders of the Corporation and which is linked to the performance objectives of each group or division. A bonus target is set as a percentage of the salary of a Senior Officer and the program allows for a maximum amount of bonuses for each group. The incentive plan encourages employees to try to outperform the earnings forecasts contained in annual operating budgets.

In the case of the Senior Officers at the Corporate Office, the incentive plan is based on the return obtained on the Shareholders' equity during a given year. For the Senior Officers to earn a bonus, such return must have exceeded 12.5% at year-end. Any percentage point in excess is multiplied by a factor which is in turn based on the management level of the Senior Officer.

The performance of the Corporation and sustained growth in the value of its shares depend on striking a balance between short and long-term considerations. To this end, stock option plan was introduced in 1986 to allow options on Class B subordinate shares of the Corporation to be granted to key employees of the Corporation and its subsidiaries. This plan is described on pages 10 and 11.

The Compensation Committee determines the number of stock options to be granted based, as a general rule, on a multiple of salary which is established according to the management level held by the key employee of the Corporation or one of its subsidiaries. The application of the formula is flexible and the Compensation Committee takes into account all relevant circumstances when making its decisions. Barring circumstances involving an exceptional contribution or a promotion, the status of each key employee as regards stock options is reviewed every three years. As a general rule, the number of options previously granted to an employee is not a factor taken into consideration in determining the number of options to grant to such employee.

The determination of the base salaries of the Chief Executive Officer and the other Senior Officers takes into account salary comparisons with positions involving similar responsibility and complexity, as per information obtained from outside consultants, and considerations of internal equity.

In brief, all of the Senior Officers receive a compensation that is based on their individual performance, the performance of the Corporation and market forces.

Laurent Beaudoin — André Desmarais

J.R. André Bombardier — Pierre Legrand

Jean C. Monty

Section 4 : Additional Information

Performance Graph



Performance of the Class B subordinate share of Bombardier Inc.
from January 31, 1998 to January 31, 2003
(Index: Closing Price 01/31/98 = 100)
Compounded Annual Growth Rate
(including dividends)
Bombardier: -5.0% (1)
S&P/TSX: 1.1%
Market Capitalization:
$7,129 M (CDN)
Bombardier
Market capitalization:
$9,552 M (CDN)
S&P/TSX
500
400
300
200
100
0
Jan. 1998
Jan. 1999
Jan. 2000
Jan. 2001
Jan. 2002
Jan. 2003
(1) Return on Class B subordinate shares

Statement of Corporate Governance Practices

The Corporation's approach to corporate governance matters is designed with a view to ensuring that the business and affairs of the Corporation be effectively managed so as to enhance Shareholder value.

Under the rules of the Toronto Stock Exchange, the Corporation is required to disclose information relating to its system of corporate governance with reference to guidelines set out in the TSE Company Manual (the "Guidelines"). The Corporation's disclosure addressing each of the Guidelines is set out in Exhibit "A".

Directors' and Officers' Insurance

The Corporation purchases and maintains liability insurance for Directors and Officers. The current total amount of such insurance maintained is $150,000,000 at a cost of $1,119,150 per annum. Under this insurance policy, the Corporation's maximum possible liability beyond the payment of premiums is $150,000 for any particular claim.

Available Documentation

Copies of the Corporation's 2003 Annual Information Form, of the 2003 Management Proxy Circular and of the 2003 Annual Report to the Shareholders with respect to the audited consolidated financial statements of the Corporation as at January 31, 2003, as well as the quarterly financial statements filed since the date of the latest audited financial statements may be obtained on request from the Public Affairs Department of the Corporation.

Receipt of Shareholder Proposals for the 2004 Annual Meeting

Shareholders who will be entitled to vote at the 2003 annual meeting of shareholders and who wish to submit a proposal in respect of any matter to be raised at the 2004 meeting shall ensure that the Corporate Secretary of the Corporation receives their proposal no later than February 9, 2004.

Approval of Directors

The contents and the sending of this Management Proxy Circular have been approved by the Directors of the Corporation.

Montréal, May 13, 2003,

Roger Carle
Corporate Secretary

EXHIBIT "A"

BOMBARDIER INC.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation's approach has always been designed with a view to ensuring that the business and affairs of the Corporation be effectively managed so as to enhance shareholder value. In this context and taking into consideration the recent evolution with respect to corporate governance, the Board of Directors of the Corporation, on April 28, 2003, made a number of decisions with respect to practices of corporate governance.

Such decisions address, among other things:

(a) the revision of the mandate of the Board, including the introduction of the concept of a "Lead Director",

(b) a description of the role of the Executive Chairman of the Board of Directors,

(c) a description of the role of the Chief Executive Officer, and

(d) the adoption of a mandate for the Corporate Governance and Nominating Committee.

This initiative expands upon the corporate governance initiatives already undertaken by the Board including (a) the adoption of a Code of Ethics in 1994, (b) the adoption, in October 1996, of a policy dealing with the question of possible conflicts of interests at the level of Management, (c) the adoption of a revision of the administration policy dealing with the various levels of authority within the Corporation on December 15, 2000, (d) the adoption of a corporate disclosure policy on November 20, 2001, which, among other things, specifies the Corporation's communication policy and outlines how the Corporation interacts with analysts, investors, the media and others and contains measures intended to ensure compliance with timely disclosure obligations and avoid selective disclosure, and (e) the adoption of a revision of the policy on health, security and environment on June 4, 2002 (at the same date, the Management issued an implementation directive with respect to such policy).

In this Exhibit, when reference is made to a matter expected to be dealt with in June, or when a similar expression is used, it should be understood that the matter in question is expected to be determined by the Directors at their meeting of June 10, 2003, following the annual meeting of shareholders, at which the members and Chairs of the various Committees are appointed.

Corporate Governance Guideline	Comments
1. **The Board of Directors should explicitly assume responsibility for stewardship of the Corporation, and specifically for:**	In accordance with the *Canada Business Corporations Act*, the business and affairs of the Corporation are managed under the supervision of its Board of Directors. The President and Chief Executive Officer makes recommendations to the Board of Directors with respect to matters of corporate policy after discussion, when appropriate, with the Executive Chairman of the Board of Directors and members of Senior Management. The Board of Directors then takes the decisions which it deems appropriate and supervises the execution of such decisions and reviews the results obtained. The mandate of the Board, adopted on April 28, 2003, expressly provides for the responsibility of the supervision of the management of the Corporation, as provided by law.
a. **adoption of a strategic planning process**	The duties of the Board of Directors include the review on an annual basis of the strategic plan for each operating group of the Corporation, a discussion of such plans with the President and Chief Executive Officer and an assessment of the risks identified.
b. **identification of principal risks, and implementing risk managing systems**	The duties of the Board of Directors include the review of overall business risks and of the Corporation's practices and policies for dealing with these risks. In addition, the Audit Committee assesses principal risks which the Corporation faces and, where appropriate, proposes the implementation of risk management systems.
c. **succession planning and monitoring senior management**	The Human Resources and Compensation Committee reviews, reports and, where appropriate, provides recommendations to the Board of Directors on succession planning matters and, with the Board of Directors, monitors the performance of Senior Management.
d. **communications policy**	Reference is made to the corporate disclosure policy mentioned above. Each of the Board of Directors and the Audit Committee reviews and, where required, approves statutory disclosure documents prior to their distribution. In addition, the Corporation has a shareholder relations process to respond to shareholder questions and concerns. All communications from shareholders are referred to the appropriate corporate officer for response, consideration or action. Management promptly advises the Board of Directors if any significant issues are raised by shareholders. In addition, the Corporation communicates with its shareholders, securities analysts and the media regularly on developments in its business and results, through the annual report, interim financial statements and, when needed, reports to shareholders, press releases and material change reports.
e. **integrity of internal control and management information systems**	The duties of the Board of Directors include the assessment of the integrity of the Corporation's internal controls and management information systems. In addition, the Audit Committee has oversight responsibility of internal controls and management information systems.

2. Majority of Directors should be "unrelated" (independent of management and free from conflicting interest) to the Corporation and the Corporation's significant Shareholder, if any	As at the date of the present Management Proxy Circular, the Board of Directors is composed of thirteen persons. Of the thirteen Directors, eight are "unrelated" under the Guidelines, and five are "related" either as Senior Officers of the Corporation or persons who have a business relationship with the Corporation. In addition, eight of the thirteen directors are "independent" in accordance with U.S. standards. In addition, one of the eight "unrelated" Directors is related to the majority shareholders. In addition to a majority of "unrelated" Directors, the Board of Directors is composed of seven Directors who have no business interests with the Corporation or with the majority shareholders. In the event that the new nominees to the Board of Directors, Messrs. Michael H. McCain and Federico Sada G., are elected, they will be "unrelated" Directors. The composition of the Board of Directors fairly reflects, therefore, the investment in the Corporation by the shareholders other than the majority shareholders.

3. Disclose for each Director whether he or she is related, and how that conclusion was reached

Director	Status	
Laurent Beaudoin	related	- is Executive Chairman of the Board of Directors of the Corporation
J.R. André Bombardier	related	- is Vice Chairman of the Corporation
Jean-Louis Fontaine	related	- is Vice Chairman of the Corporation
Pierre Legrand	related	- is a senior partner of Ogilvy Renault, legal counsel to the Corporation
Paul M. Tellier	related	- is President and Chief Executive Officer of the Corporation
Jalynn H. Bennett	unrelated	
Janine Bombardier	unrelated	
André Desmarais	unrelated	
L. Denis Desautels	unrelated	
Daniel Johnson	unrelated	
John C. Kerr	unrelated	
Jean C. Monty	unrelated	
James E. Perrella	unrelated	

4. a. **Appoint a Committee of Directors responsible for proposing to the full Board of Directors new nominees to the Board and for assessing Directors on an ongoing basis**

In consultation with the Executive Chairman of the Board of Directors, the Corporate Governance and Nominating Committee, expected to be created following the annual meeting of shareholders on June 10, 2003, will identify potential candidates as Directors, examine such candidacies and make recommendations to the Board accordingly.

In consultation with the Executive Chairman of the Board of Directors, such Committee will review, from time to time, the performance of the members of the Board and of the members and Chairs of Committees; a report will then be submitted to the Board which will then take the appropriate decisions.

b. **composed exclusively of outside (non-management) Directors, the majority of whom are unrelated**

It is expected that the Corporate Governance and Nominating Committee will be composed, in June, of a minimum of three Directors, all of whom will be outsiders and unrelated.

This Committee will not be operational before June 10, 2003.

5. **Implement a process for assessing the effectiveness of the Board of Directors , its Committees and individual Directors**

See response to item 4. a.

6. **Provide orientation and education programs for new Directors**

New Directors participate in an initial information session on the Corporation in the presence of Management representatives. In addition, they are furnished with appropriate documentation relating to the commercial activities of the Corporation and the internal organization of the Corporation. The meetings in which new Directors participate (including annual strategic planning sessions) as well as discussions with other Directors and with Management permit new Directors to familiarize themselves rapidly with the operations of the Corporation.

The Directors have access, on an ongoing basis, to information as to the best practices associated with boards and committees and as to emerging trends that may be relevant to their role as Directors.

7. **Consider the size of the Board of Directors, with a view to improving effectiveness**

The Board of Directors is of the view that its size and composition are well suited to the circumstances of the Corporation and allow for the efficient functioning of the Board of Directors as a decision-making body.

It will be the responsibility of the Corporate Governance and Nominating Committee to review this situation from time to time.

8. **The Board of Directors should review compensation of Directors in light of risks and responsibilities**

The Corporate Governance and Nominating Committee will review, from time to time, the policy pertaining to the compensation of Directors, in light of market conditions and practices and in light of risks and responsibilities. Any such review will cover the members of the Board who are non-executives, and the Committee members and Chairs.

9. Committees of the Board of Directors should generally be composed of outside (non-management) Directors, a majority of whom are unrelated Directors

- The Human Resources and Compensation Committee will consist, in June, of a minimum of three Directors, all of whom will be outsiders and unrelated.

  It currently consists of five Directors, two of whom are insiders and three of whom are related.

  It will be the responsibility of the Committee that mechanisms be put in place with respect to succession planning at the level of Senior Officers.

  In addition, the Committee will assess the performance of the Senior Officers and will determine their compensation. The Committee will determine the salary classes as well as the levels and degrees of participation to incentive compensation programs, whether they be bonuses or plans based on the evolution of the shares of the Corporation. The Board must approve the programs beforehand.

- The Corporate Governance and Nominating Committee will consist, in June, of a minimum of three Directors, all of whom will be outsiders and unrelated.

  See response to item 7.

  See response to item 4.

  The Committee will monitor the evolution of the corporate governance principles including the Code of Ethics.

- The Retirement Pension Oversight Committee will consist, in June, of a minimum of three Directors, all of whom will be outsiders and unrelated.

  It currently consists of four Directors, one of whom is an insider and two of whom are related.

  The main objective of the Committee is to oversee, review and monitor the investment of assets of the Corporation's Pension Plans and matters related thereto and report to the Board of Directors.

- Audit Committee. See response to item 13.

- Executive Committee: it is expected that the Executive Committee will be abolished in June.

10. The Board of Directors should expressly assume responsibility for, or assign to a committee the general responsibility for, the approach to corporate governance issues

The responsibility pertaining to all matters relating to corporate governance has been delegated by the Board to the Corporate Governance and Nominating Committee.

11. a. Define limits to Management's responsibilities by developing mandates for:

(i) the Board of Directors

The Board of Directors is, by law, responsible for supervising the management of the business and affairs of the Corporation. Any responsibility which is not delegated to either Management or a Committee of the Board remains with the Board of Directors. In general, all matters of policy and all actions proposed to be taken which are not in the ordinary course of business require the prior approval of the Board of Directors or of a Board Committee to which approval authority has been delegated. In addition, the Board has adopted a formal mandate which sets out its specific responsibilities.

(ii) the President and Chief Executive Officer

The corporate objectives which the President and Chief Executive Officer is responsible for meeting, with the rest of Management placed under his supervision, are determined by the strategic plans and the budget as they are approved each year by the Board of Directors. Performance of the President and Chief Executive Officer and Management is assessed against the achievement of the strategic plans and the budget. The performance of the President and Chief Executive Officer may also be assessed, in part, in relation to specific objectives which he has been made responsible for meeting. In addition, the Board has adopted a formal mandate which sets out specific responsibilities for the President and Chief Executive Officer.

b. the Board of Directors should approve President and Chief Executive Officer's corporate objectives

See response to item 11. a. (ii).

12. Establish procedures to enable the Board of Directors to function independently of Management

Commencing in June, it is expected that a formal structure will be in place to enable the Board of Directors to function independently of Management.

Prior to or after each regular meeting of the Board of Directors, the Directors who are not part of Management will meet under the chairmanship of a Lead Director who shall have been appointed.

Additional meetings will be held at the request of any such Director.

Thereafter, the Lead Director will transmit to the Board, the Board Chair and the President and Chief Executive Officer, as the case may be, any comment, question or suggestion of such Directors.

Such Directors shall have no decision-making power.

Such Directors may provide for their own procedures such as secretariat, notices of meeting, minutes and similar matters.

Their quorum is composed of the majority of the members.

13. a. Establish an Audit Committee with a specifically defined mandate	The roles and responsibilities of the Audit Committee have been approved by the Board of Directors and include the review of the annual and interim financial statements of the Corporation. The Audit Committee has direct communication channels with both the internal and external auditors to discuss and review specific issues as appropriate.
b. all members should be non-management Directors	The Audit Committee will be composed, in June, of five outside and unrelated Directors. It currently consists of five Directors, one of whom is an insider and related. Each member of the Committee is "financially literate" and at least one member, Mr. L. Denis Desautels, has "accounting or related financial experience". See response to item 14.
14. Implement a system to enable individual Directors to engage outside advisors, at the Corporation's expense	With the prior authorization of the Corporate Governance and Nominating Committee, each Director or Committee may, when needed, retain the services of outside advisors at the expense of the Corporation, except the Audit Committee which does not require any prior authorization to do so.

(TRANSLATION)

EXHIBIT "B"

SPECIAL RESOLUTION

AMENDMENT TO THE ARTICLES OF THE CORPORATION
INCREASE IN THE NUMBER OF CLASS A SHARES (MULTIPLE VOTING) AND
CLASS B SHARES (SUBORDINATE VOTING) THAT MAY BE ISSUED

RESOLVED as a Special Resolution:

THAT Bombardier Inc. (the « Corporation ») be and it is hereby authorized to apply for a certificate of amendment under Section 173 of the *Canada Business Corporations Act* to amend its Articles, effective 5:00 P.M., Montréal time, on June 13, 2003, by increasing the number of Class A Shares (multiple voting) and the number of Class B Shares (subordinate voting) that the Corporation is authorized to issue from 1,792,000,000 to 1,892,000,000;

THAT the Articles of Amendment of the Corporation, which form an integral part of this Special Resolution, as submitted to this Meeting, be and the same are hereby approved;

THAT, notwithstanding that this Special Resolution has been duly adopted by the shareholders of the Corporation, the Board of Directors of the Corporation be and it is hereby authorized to revoke this Special Resolution before it is acted upon, without further approval of the shareholders; and

THAT any Director or any Officer of the Corporation be and he is hereby authorized to sign and deliver, for and on behalf of the Corporation, such other notices and documents and to do such other acts and things as may be considered necessary or desirable to give effect to this Special Resolution.

Articles of Amendment

Section 3 of the Articles of the Corporation is amended as follows, effective 5:00 P.M., Montréal time, on June 13, 2003:

The first sentence of the introductory paragraph is modified by replacing therein the number "1,792,000,000" by the number "1,892,000,000", so that said sentence will henceforth read as follows:

"The shares of the Corporation shall consist of (i) an unlimited number of preferred shares without nominal or par value issuable in series (hereinafter called "Preferred Shares"), of which 12,000,000 have been designated as "Series 2 Cumulative Redeemable Preferred Shares" (hereinafter called "Series 2 Preferred Shares"), 12,000,000 have been designated as "Series 3 Cumulative Redeemable Preferred Shares" (hereinafter called "Series 3 Preferred Shares") and 9,400,000 have been designated as "Series 4 Cumulative Redeemable Preferred Shares" (hereinafter called "Series 4 Preferred Shares"), (ii) 1,892,000,000 Class A shares (multiple voting) and (iii) 1,892,000,000 Class B shares (subordinate voting), (such Class A shares (multiple voting) and Class B Shares (subordinate voting) being collectively called, where applicable, "Restricted Shares") and the rights, privileges, conditions and restrictions attaching to each such class or series of shares are as hereinafter set forth."

(TRANSLATION)

Exhibit "C"

SPECIAL RESOLUTION

AMENDMENT TO THE ARTICLES OF THE CORPORATION
ADDITIONAL DIRECTORS

RESOLVED as a Special Resolution:

THAT Bombardier Inc. (the « Corporation ») be and it is hereby authorized to apply for certificate of amendment under Section 173 of the *Canada Business Corporations Act* to amend its Articles by adding the following provision:

"The directors may, from time to time in accordance with the laws governing the Corporation, appoint up to two additional directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, provided that the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders ".

THAT, notwithstanding that this Special Resolution has been duly adopted by the shareholders of the Corporation, the Board of Directors of the Corporation be and it is hereby authorized to revoke this Special Resolution before it is acted upon, without further approval of the shareholders; and

THAT any Director or any Officer of the Corporation be and he is hereby authorized to sign and deliver, for and on behalf of the Corporation, such other notices and documents and to do such other acts and things as may be considered necessary or desirable to give effect to this Special Resolution.



Bombardier Recreational Products

Bombardier Recreational Products
Headquarters
1061 Parent Street
Saint-Bruno, Québec
Canada J3V 6P1
Telephone: +1 450 461-7700
Fax: +1 450 461-7743

Bombardier Inc.
Snowmobiles, Watercraft and ATVs
565 de la Montagne Street
Valcourt, Québec
Canada J0E 2L0
Telephone: +1 450 532-2211
Fax: +1 450 532-5133

Bombardier Inc.
75 J.-A. Bombardier Street
Sherbrooke, Québec
Canada J1L 1W3
Telephone: +1 819 566-3000
Fax: +1 819 566-3029

Bombardier Inc.
Utility Vehicles
1001 J.-A. Bombardier Street
Granby, Québec
Canada J2J 1E9
Telephone: +1 450 776-3600
Fax: +1 450 776-3625

Bombardier
Motor Corporation of America
Boats and Outboard Engines
10101 Science Drive
Sturtevant, Wisconsin 53177
United States
Telephone: +1 262 884-5001
Fax: +1 262 884-5194

Bombardier
Motor Corporation of America
6545 US 1
Grant, Florida 32949
United States
Telephone: +1 321 722-4000
Fax: +1 321 722-4039

Bombardier
Motor Corporation of America
Latin America
480 Sawgrass Corporate Parkway
Suite 100
Sunrise, Florida 33325
United States
Telephone: +1 954 846-1442
Fax: +1 954 846-1476

Bombardier Mexico, S.A. de C.V.
Isaac Newton #1650
Parque Antonio J. Bermudez
CD. Juarez, Chih. C.P. 32470
Mexico
Telephone: +915 593-5000
Fax: +915 593-1059

Bombardier-Rotax
GmbH & Co. KG
Welser Strasse 32
A-4623 Gunskirchen
Austria
Telephone: +43 7246 6010
Fax: +43 7246 6370

Bombardier-Nordtrac Oy
Teollisuustie 13
PL 8040
FIN-96101 Rovaniemi
Finland
Telephone: +358 16 320 8111
Fax: +358 16 320 8240

Bombardier Recreational
Products Australia Pty Limited
56 Canterbury Road
Bankstown
New South Wales, 2200
Australia
Telephone: +612 9794 6600
Fax: +612 9794 6697

Bombardier Recreational
Products Japan Co., Limited
Parale Mitsui Building 15F
Higashida-Cho 8, Kawasaki-Ku
Kawasaki 210-0005
Japan
Telephone: +81 44 200 1431
Fax: +81 44 200 1432

Bombardier Recreational
Products Brasil Ltda.
R. Rui Idelfonso Martins Lisboa, 178
Campinas, Sao Paulo
CEP 13082-450
Brazil
Telephone: +55 19 3716 8600
Fax: +55 19 3246 3800

Bombardier Recreational
Products Europe n.v.
Guldensporenpark 83, Building I
B-9820 Merelbeke
Belgium
Telephone: +32 92 72 6330
Fax: +32 92 72 6369

Bombardier Capital

Bombardier Capital Inc.
12735 Gran Bay Parkway West
Suite 1000
Jacksonville, Florida 32258
United States
Telephone: +1 904 288-1000
Fax: +1 904 288-1920

Bombardier Capital Inc.
261 Mountain View Drive
Colchester, Vermont 05446-0991
United States
Telephone: +1 802 654-8100
Fax: +1 802 654-8453

Bombardier Capital Inc.
6400 Auteuil Street, 2nd Floor
Brossard, Québec
Canada J4Z 3P5
Telephone: +1 450 443-4400
Fax: +1 450 443-8943

BCI Finance Inc.
261 Mountain View Drive
Colchester, Vermont 05446-0991
United States
Telephone: +1 802 654-8100
Fax: +1 802 654-8432

Bombardier Capital Rail Inc.
12735 Gran Bay Parkway West
Suite 1000
Jacksonville, Florida 32258
United States
Telephone: +1 904 288-1000
Fax: +1 904 288-2155

Bombardier Capital Ltd
6400 Auteuil Street, 2nd floor
Brossard, Québec
Canada J4Z 3P5
Telephone: +1 450 443-4400
Fax: +1 450 443-8943

Bombardier Finance Inc.
300 840 - 6th Avenue S.W.
Calgary, Alberta
Canada T2P 3E5
Telephone: +1 403 238-5045
Fax: +1 403 251-5038

Bombardier Capital
Insurance Agency Inc.
12735 Gran Bay Parkway West
Suite 1000
Jacksonville, Florida 32258
United States
Telephone: +1 904 288-1000
Fax: +1 904 288-1920

RJ Finance Corp. Two
261 Mountain View Drive
Colchester, Vermont 05446-0991
United States
Telephone: +1 802 654-8100
Fax: +1 802 654-8433

Bombardier Inc.
Real Estate Services
2505 des Nations Street
Suite 200
Saint-Laurent, Québec
Canada H4R 3C8
Telephone: +1 514 335-9511
Fax: +1 514 335-7007

Bombardier International

Bombardier International
800 René-Lévesque Blvd. West
Montréal, Québec
Canada H3B 1Y8
Telephone: +1 514 861-9481
Fax: +1 514 861-2740

Bombardier Inc.
Suite 2003 A, Central Plaza
18 Harbour Road
Wanchai, Hong Kong
China
Telephone: +852 2877-2850
Fax: +852 2877-2858

Bombardier Inc.
Beijing Representative Office
Unit 2828
Beijing Kerry Centre
Kerry Tower (South Tower)
1 Guang Hua Road, Chaoyang District
Beijing 100020
People's Republic of China
Telephone: +86 10 8529 6800
Fax: +86 10 8529 9109

Design: www.nolin.ca

The editorial section of this annual report is printed on acid-free and chlorine-free paper, while the financial section is printed on acid-free and chlorine-free recycled paper containing 30% post-consumer fibre.

www.bombardier.com


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Printed in Canada 2-921393-55-7 - Legal deposit, Bibliothèque nationale du Québec